Prudential Financial 2001 Annual Report


Prudential Financial

Prudential Financial Inc

Growing and Protecting Your Wealth℠

Financial Highlights

Financial Services Businesses Adjusted Operating Income Before Income Taxes[A]


$2,000 Million
$1,500 Million
$1,000 Million
$500 Million
'99
'00
'01
Domestic
International

Financial Services Businesses Revenues[A]


$20 Billion
$15 Billion
$10 Billion
$5 Billion
'99
'00
'01

Assets Under Management


$400 Billion
$300 Billion
$200 Billion
$100 Billion
'99
'00
'01

Assets Under Management 2001


52% Fixed income
22% Equity
13% Non-proprietary wrap-fee & other
10% International
3% Real estate



On the date of demutualization, Prudential Financial established the Financial Services Businesses and Closed Block Business. The Common Stock reflects the performance of the Financial Services Businesses.

Financial Services Businesses

In millions, except per share amounts *As of or for the year ended December 31,*	2001	2000
OPERATING RESULTS[A]		
Revenues	$ 19,625	$ 17,885
Benefits and expenses	18,362	16,164
Adjusted operating income before income taxes	$ 1,263	$ 1,721
ADJUSTED OPERATING INCOME		
U.S. Consumer Division	$ 310	$ 740
Employee Benefits Division	183	387
International Division[B]	523	322
Asset Management Division	219	276
Corporate and Other	28	(4)
Total Financial Services Businesses	$ 1,263	$ 1,721
PER SHARE OF COMMON STOCK[C]		
Equivalent share basis - diluted[D]:		
Adjusted operating income	$ 1.31	$ 1.91
Net income	$ .52	$ .53
Book value[E]	$ 32.15	

Consolidated Information

In millions *As of or for the year ended December 31,*	2001	2000
OPERATING RESULTS		
Total revenues	$ 27,177	$ 26,504
Income (loss) after income taxes:		
Continuing operations	$ (170)	$ 321
Discontinued operations	$ 16	$ 77
Net income (loss):		
Financial Services Businesses	$ 302	$ 311
Closed Block Business	(456)	87
Consolidated net income (loss)	$ (154)	$ 398
FINANCIAL POSITION		
Invested assets	$ 165,834	$ 148,515
Total assets	$ 293,030	$ 272,753
Attributed equity[E]:		
Financial Services Businesses	$ 19,646	
Closed Block Business	807	
Total equity	$ 20,453	
Assets under management *(in billions)*	$ 388	$ 371
Assets under management & administration *(in billions)*	$ 590	$ 593

(A) Adjusted operating income is a non-GAAP measure which excludes net realized investment gains, losses and related charges; sales practices costs; demutualization costs and expenses; and results of divested and discontinued businesses. Revenues and benefits and expenses presented as components of adjusted operating income are on the same basis and exclude these items as well. See *Management's Discussion and Analysis of Financial Condition and Results of Operations* for further discussion of adjusted operating income.

(B) Results of our International Division include the results of Gibraltar Life from April 2, 2001, the date of its reorganization, through November 30, 2001.

(C) Per share of Common Stock information reflects results and book value attributable to the Financial Services Businesses.

(D) For purposes of equivalent share basis earnings per share, shares of Common Stock issued were assumed to be outstanding for periods presented, and earnings were not adjusted for demutualization or related transactions, including establishment of the Financial Services Businesses and Closed Block Business.

(E) The Financial Services Businesses and Closed Block Business were established in connection with demutualization. As a result, book value per share and attributed equity for periods prior to demutualization are not presented. Book value per share excludes the effect of net unrealized investment gains and losses (SFAS No. 115).

Managing wealth today is a two-sided challenge. There's growing it. And there's protecting it. One company is uniquely suited to help our clients do both successfully. **Prudential Financial.** With more than 125 years of experience in insurance and asset management, we deliver the solutions and advice individuals and institutions need now. We're committed to helping our clients take a more comprehensive approach to wealth management—**growing and protecting wealth**—to achieve financial security and peace of mind.

Growing and Protecting Your Wealth


Prudential
SAMSUNG
SUNTORY
WHISKY

Making an impression
Prudential's neon sign greets more than 360 million visitors a year in New York City's Times Square.

Message from the Chairman

Our IPO was truly historic—the largest ever in the insurance industry. And it was the culmination of a lot of years of hard work.

To the more than 4 million shareholders of Prudential Financial, I welcome you. And to the 60,000 employees who worked to get us here, I thank you.



Prudential Financial Chairman and CEO Art Ryan

At 9:54 a.m. on December 13, 2001, the letters PRU rolled across the NYSE ticker for the very first time, and Prudential Financial officially entered a new era as a publicly owned company.

Now the real challenge begins. We're ready.

Drawing on our heritage as an insurance company and an asset manager, we've clearly defined our market position as a company that helps clients around the world both grow and protect their wealth.

We've introduced strict disciplines around the use of capital and human resources, exiting businesses that do not support our mission and acquiring valuable new businesses that do. And our management process is driven by consistent adherence to measurable, objective results.

We're improving existing business models and developing new ones to meet the demands of our retail customer base of 11 million households.

Prudential Financial now begins its public life well-capitalized, strategically focused and well-positioned to create value for customers and shareholders. That boils down to two fundamental objectives: growing our businesses and raising our return on equity to market standards.

Transforming the business to create domestic growth.

In the U.S., we believe the keys to growth are threefold:

- raising the quality and value of our products and services;
- expanding our distribution capabilities; and
- increasing productivity.

With these priorities in mind, we're in the process of an important transformation.

We've changed the way we build our portfolio of insurance and investment products. Since 2000, we've applied a unique, research-driven strategy we call "advised choice," which makes selective use of outside asset managers to provide investment advice for our products. Additionally, we've consolidated our self-managed equity products under the highly regarded Jennison Associates, to bring a stronger growth orientation to our product mix. The result of these changes is a range of products—managed both internally and by others—that meets the marketplace demand for greater choice and objectivity.

We've changed the way we deliver investment research and advisory services, focusing on the needs of investors rather than on issuers. We limited our investment banking activities to co-managed roles, simplified our stock rating system, and encouraged greater clarity from our research analysts.

We've changed the way we distribute our products, making greater use of third-party distributors than ever before. Of course, our own domestic sales force—more than 9,000 strong—continues to be the backbone of our franchise.

And in recent years, we've made steady gains in agent productivity through higher production standards, selective recruiting and improved training. We believe the changes we've made in the infrastructure and organization of our field force give us a solid, more cost-effective platform on which to grow.

The blueprint for growth overseas.

Prudential Financial has an exciting international growth story, which started in Japan and has extended to other markets in Asia and around the world. We first entered the Japanese market in 1988, and today we're one of the country's fastest growing life insurers.

One key to our success is our "needs-based" business model, which raised the standard for life insurance selling in Japan, and thus contributed to higher

"Prudential Financial now begins its public life well-capitalized, strategically focused and well-positioned to create value for customers and shareholders."

productivity, policy persistency and customer satisfaction. During the past decade, we've transferred skills learned in Japan to build successful businesses in Korea and Taiwan, as well as start-up businesses in Europe and Latin America.

Not all of our overseas growth has been organic. Through the years, we've made selected acquisitions that have enhanced our overseas presence and reached beyond the affluent market. A recent example is our April 2001 acquisition of Kyoei Life Insurance, now called Gibraltar Life.

Gibraltar was the 11th-largest insurance company in Japan at the time we purchased it. It has given us instant access to the middle-market consumer and added more than 6,000 agents, 500 offices and nearly 5 million in-force policies. And it has made an immediate positive impact on our bottom line.

Altogether, our international life insurance sales have produced an annual growth rate of 28 percent over the past three years, not including Gibraltar Life. In 2001, with Gibraltar's contribution, they generated nearly $700 million of new annualized premium. To put that in perspective, those new premium numbers would rank among the top five sellers of life insurance in the U.S.

With our overseas life insurance business anchored by our well-established presence in Japan and Korea, we've expanded our asset management, advisory and private client businesses in key international markets. After several years of investment, we're now beginning to see benefits in markets such as Japan, Korea, Taiwan and Mexico.

Raising return on equity to market standards.

In our recent history as a mutual company, Prudential's balance sheet has been strong, but our return on equity has lagged public company standards. We've already taken steps to address our cost structure, reducing operating expenses by $170 million in 2001. And our business strategy is focused on using our strengths to bring our return on equity to market standards over the next few years. We believe our success in attaining this goal will translate directly into increased shareholder value.

Diversified earnings can mitigate risk. Our adjusted operating income in 2001 came from a mix of financial services businesses and geographic areas. Twenty-five percent of 2001 adjusted operating income came from our U.S. consumer businesses, 17 percent from asset management businesses, 15 percent from employee benefits businesses, and 41 percent from international businesses.

International business growth trends are positive. Our international insurance business has delivered strong earnings growth over a number of years and contributes an increasing percentage of our adjusted operating income.

Our domestic life insurance business has made the infrastructure changes we believe are necessary to produce increases in earnings. We have restructured our sales force, improved service and expanded our third-party distribution. Agent productivity and policy persistency have been rising since 1996.

We are transforming our U.S. securities business to help reduce earnings volatility. Our goal is to increase recurring revenue, as opposed to transaction revenue which is largely dependent on retail stock market trading volume. This year, 35 percent of total non-interest revenue was derived from recurring revenue sources, such as wrap-fee programs and managed money accounts. That's up from about 30 percent in 2000.

Specific earnings targets by business create accountability for results. Over the past several years, we've given our management team clear ROE targets for each of our businesses.

Institutional relationships can provide opportunities for leverage. More than 24,000 institutions rely on Prudential Financial for high-quality employee benefits. Through worksite marketing, we have an excellent opportunity to create new individual customer relationships and deepen existing ones.

Redeployment of capital gives us flexibility. After demutualization we held over $2 billion in cash at the parent company which may be used to accelerate growth of existing businesses, buy back stock, or make acquisitions. Our selection among these alternatives will be driven by our commitment to building shareholder value through ROE growth. In addition, we believe that we have other underutilized capital that will be aggressively managed to enhance our ROE.

Acquisitions will be part of our strategy but will continue to be pursued with discipline. In evaluating candidates, our number one priority will be return on equity. Our acquisition of Kyoei Life in 2001 is an example of a transaction that has enhanced our ROE.

Raising our return on equity is, of course, also dependent on many factors beyond our control. Chief among them is performance of the financial markets. Our plans assume that market conditions will be consistent with their long-term historical norms, although our goal is to build our businesses to sustain profitability even in uncertain times.

Fundamental reasons for confidence.

Prudential Financial is ready to meet the demands of public ownership.

Our mission is clear: to help clients around the world both grow and protect their wealth.

Our domestic business is in the midst of an important transformation, focusing on serving the right clients, with the right products and services, and at the right cost.

Our international businesses have expanded rapidly, and we will continue to look abroad for sources of future growth.

Our target for raising our return on equity is challenging, but we believe it is appropriate for Prudential, and our resolve for meeting it is strong.

Having a globally recognized brand is a great source of strength.

And, our history is an important reminder of what Prudential Financial can achieve. Our company has stood strong for more than 125 years. Through it all, we've been challenged, and we've adapted. We will continue to grow and change. But one thing remains constant: We are, and will always be, Rock Solid.

Arthur F. Ryan
Chairman & Chief Executive Officer

Leading Market Presence

#1 in U.S. variable life assets

#2 U.S. individual life insurance business

#2 U.S. group insurance business

8th-largest U.S. securities brokerage firm (based on number of retail registered representatives)

11th-largest asset manager worldwide (based on assets under management)

Leading non-domestic insurer in Japan

People

Our company was founded with a mission to help people. More than a century later, that spirit is strong in the employees of Prudential Financial—more than 60,000 men and women who not only work hard in their jobs, but work hard in their communities. Year after year, they contribute their time and energy to worthy causes. And in a year that tested the strength of America, our employees once again demonstrated the fundamental strength of The Rock.®



CARES

Making a difference
Employee volunteers gather in New York City's East River Park. 10/6/01

Employees, friends and families pitched in on a habitat restoration.



PRUDENTIAL

Growth of Volunteers



40,000
30,000
20,000
10,000
'96
'97
'98
'99
'00
'01



Prudential Financial's Global Volunteer Day program has grown over the years, helping to improve the lives of more and more people around the world. Now in its seventh year, over 37,000 volunteers participated in 849 projects in 17 countries around the world in 2001.

A civic responsibility

At Prudential Financial, we believe we have a responsibility to be good neighbors in our community. To help improve the lives of those around us, we make generous financial contributions to worthy causes, we mobilize our own employees to become volunteers, and we foster the volunteer spirit among young people through a prestigious, nationwide recognition program.

Volunteerism is all in a day's work

In its first year, more than 5,000 Prudential employees and friends took part in Prudential Global Volunteer Day. Only six years later, Global Volunteer Day has grown to become one of the largest corporate-sponsored volunteer programs in the world.

On October 6, 2001, in cities from Washington, D.C., to Tokyo, Japan, nearly half of all *Prudential employees donated an unprecedented 300,000 hours to 849 organized community projects in 17 countries around the world.* Their mission: to reach out and help build, maintain and beautify the communities we serve through volunteerism.

Also in 2001, The Prudential Foundation made a special donation of $20 per volunteer hour, up to $1,000 per project, to assist families affected by the tragic events of September 11.

Good corporate citizenship is good business

Since our founding in 1875, the people of Prudential have been committed to making a difference through both volunteer work and corporate donations. For the past quarter-century, this work has been carried on through The Prudential Foundation, which is dedicated to supporting those social service areas that improve and enhance quality of life.

The Prudential Foundation provides grants to not-for-profit organizations, coordinates local volunteer initiatives by Prudential associates, and develops projects that revitalize communities around the country. *In the past year, the Foundation has contributed more than $16 million and over 133,000 man-hours* to projects across the nation.

Our business is, at heart, a people business. And giving back to the communities where we live and work helps to ensure that we stay connected with the people who are at the heart of our corporate mission.

Recognizing what makes ordinary kids do extraordinary things

Heroism exists all around us, in small and sometimes quiet ways that can be overlooked, but which are no less important than those acts which make the headlines.

Today's young people are awakening to the needs of their communities and are working hard to improve the quality of life for those around them. To reward and encourage this sense of social responsibility, Prudential created the Spirit of Community Initiative. The initiative seeks to create role models through recognition, teach young people how to contribute to their community, and promote greater public awareness to the issue of community service.

In partnership with the National Association of Secondary School Principals, Prudential each year honors young people in grades 5 through 12 who exemplify community service. Continuing education, information and leadership training are also provided through this important student outreach.

Selected honors, 2001

"Exemplary Employer for Older Workers"— AARP

"Top 10 Best Companies for Working Mothers"
— *Working Mother* magazine

"Among the top 100 companies that provide the most opportunities for Hispanics"
— *Hispanic* magazine

"Among the top 15 employers who have demonstrated their commitment to people with disabilities"
— *CAREERS & the disABLED* magazine

Creating a stronger workforce

The productivity boom of the past decade has raised the bar for performance in corporate America. At Prudential Financial, we're responding by establishing a progressive, performance-based culture.

In 2001, we instituted a new market-driven compensation plan—combining salary growth, incentive awards and stock options—based on extensive benchmarking of our leading competitors' practices. We are committed to creating an environment that fosters professional excellence and innovation.

A critical part of that commitment is to reflect diversity in our business strategy and our workforce. Applying best practices in human resources and employee benefits, we're recruiting, developing and retaining highly skilled employees with diverse backgrounds and perspectives. And this translates into creative approaches to work and innovative solutions to business needs in the marketplace.

Fifteen million individual customers. One in 10 American households. In the U.S., Prudential Financial is literally a household name. Serving our retail clients is the challenge of our U.S. Consumer business, which consists of four primary areas of business: life insurance, wealth management services, investment products and property and casualty insurance. Our goal is to provide personalized advice, high-quality products and exceptional service to help clients grow and protect their wealth.



U.S. Consumer



Personal touch
For more than a century, Americans have relied on Prudential for sound financial advice.

The insurance brand name that's stood strong for generations

"What does the name Prudential mean to you?" You can ask just about anyone in America, and the answer is almost always the same: The Rock.® The Rock is an American icon, built through more than a century of promises kept. It conveys a powerful image of strength and stability. This tremendous brand strength is one reason why so many Americans rely on Prudential to help them protect the things that matter most.

Nine million Americans now rely on Prudential Financial for insurance to secure their families, businesses, homes, cars and other high-value assets. This number is a tremendous source of pride to us at Prudential—and a great motivation to accomplish even more.

But reputation is only one stepping stone to market leadership. The key to winning is to offer the range of choices, product flexibility and objective advice that today's customers need. This is our commitment to customers: Strive to deliver the strongest protection product lineup in the industry with more choice and flexibility.

An annuity lineup designed to provide superior investment management

More and more investors are looking to annuities to help grow and protect their wealth over the long term. It's easy to see why.

Annuities offer attractive features like tax-deferred growth potential, death benefit options, flexible contribution and distribution rules, and reliable streams of retirement income.

Investors who choose Prudential Financial for annuities will find an exciting array of options, highlighted by our newest offering from Pruco Life Insurance Company, the Strategic Partners℠ Variable Annuity line.

Strategic Partners features three choices—our flagship Annuity One, plus the new Select and Advisor products—all based on our proprietary, research-driven approach to money management. Prudential Financial employs a rigorous evaluation process to select and monitor money managers for the investment portfolios within each Strategic Partners variable annuity product. For our clients, this means access to a broader pool of talented and specialized money managers—and competitive performance potential.

#1 market share

With nearly $15 billion in variable life assets and 20 percent market share, Prudential has the largest U.S. variable life business based on assets, according to Tillinghast-Towers Perrin.

New life insurance options for today's protection needs

In today's ultra-competitive domestic life insurance market, product quality is key. With the introduction of five new or enhanced products from Pruco Life Insurance Company, we've strengthened our core life portfolio to meet the needs of mass affluent consumers.

Competitive pricing and upgrades to two term life policies—Term Essential® and Term Elite℠—demonstrate our commitment to meeting customers' short-term protection needs.

For long-term protection and cash value accumulation, we introduced two new universal life products—PruLife Universal Protector℠ and PruLife Universal Plus℠—which offer attractive features like guaranteed minimum interest and flexible premiums.

At the heart of the portfolio is PruLife Custom Premier,℠ a new flagship variable life insurance product. Built with extraordinary flexibility, it's an ideal solution for both protection and accumulation needs.

Volatile markets underscore the value of full-service brokerage

From irrational exuberance to illogical fear, stock markets of the past decade have given investors a wild ride—and given rise to a new American pastime. Today's investors have an enormous appetite for business news and stock market analysis.

What investors are seeking most is guidance, which serves to emphasize the value of, and the need for, what a full-service brokerage can provide. At Prudential Financial, we've built a business that's uniquely suited to the needs of our *more than 3.6 million affluent customers (based on income or investable assets).*

Prudential Financial helps clients sift through the "noise" in the marketplace, with *personalized advice from more than 5,000 financial advisors.* That advice is backed by the work of an *objective research team that includes award-winning analysts and covers more than 40 industries, a total of more than 500 stocks and closed-end funds,* and includes some of the most well-respected and oft-quoted analysts on Wall Street.

Prudential Financial, a recognized innovator, offers powerful financial solutions and technology that give clients the freedom to work with us the way they want to—from fee-based accounts to online trading and full-time portfolio management.

We believe our commitment to service, choice and performance sets our securities brokerage apart from competitors on Wall Street.

Wealth management: No longer just for the super-rich

The bull market of the 1990s gave rise to a classic dilemma: The more money you earn, the harder it is to manage. Prudential Financial offers a sensible solution for our affluent clients—managed money accounts.

With managed money accounts, clients team up with a full-time portfolio manager who matches their investment style and meets Prudential's rigorous criteria. Portfolio managers handle day-to-day investment decisions based on client input.

Prudential Financial offers a range of managed money accounts that can be customized to suit an investor's individual needs. Each program offers clear benefits: access to leading investment professionals, disciplined investing, detailed performance monitoring and proprietary research.



Making a statement

Prudential's straight-talking stock analysts garnered attention from top publications and earned eight 'Best on the Street' honors from *The Wall Street Journal.*


WALL STREET JOURNAL

A simple idea with a powerful impact for investors

Two thousand and one was the year Prudential Securities turned the traditional Wall Street model on its end, shifting to an organization that's focused less on issuers and more on serving the growth and protection needs of investors.

Step one: Significantly scale down our investment banking unit to avoid conflicts of interest between stock issuers and investors.

Step two: Differentiate the firm on the basis of unbiased, investor-friendly research.
To that end, Prudential Securities encouraged analysts to make gutsy calls and became the first major Wall Street firm to adopt a simple, three-point rating system — buy, sell and hold.

Our investor-focused strategy was heralded as "refreshing" and "forthright" by venerable publications such as *The Wall Street Journal* and *Fortune* magazine.





The pulse of the market
The Prudential Financial trading floor in New York City's financial district.



September 11

The market turmoil and the shock of September 11 left many investors flat-footed and unprepared. Prudential Financial went quickly into action, re-establishing our brokerage's New York-based information systems—including stock-trading and Web applications—within 48 hours of the attacks. Claims-paying functions for our property and casualty, life insurance and annuity businesses remained uninterrupted.



Rock Solid® Protection

Term Life Insurance

Variable Life Insurance

Universal Life Insurance

Whole Life Insurance

Disability Income Insurance

Liability Insurance

Auto Insurance

Homeowners Insurance

Long Term Care Insurance

Watercraft Insurance

Annuities

Financial Planning

Estate Protection




LITTER REMOVAL
Prudential Financial

Nationwide, Prudential helps to clean more than 200 miles of highway through the Adopt-A-Highway program




Prudential Financial
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Web savvy
Once again, prudential.com was recognized among the best websites in financial services by the independent benchmarking firm, DALBAR, Inc.



Long term care emerges as an important wealth protection tool

With the "baby boom" generation passing 50, the need for individual long term care insurance is growing fast. More than half of these individuals will need some form of long term care after age 65. A year in a nursing home averages more than $50,000.

Prudential Financial—a leader in asset protection for more than 125 years—is pioneering solutions designed for both individual and institutional clients. Prudential's long term care insurance pays for expenses that Medicare and traditional health insurance don't cover. So, clients who need extended care won't have to put a lifetime of savings at risk.

Long term care is a relatively new issue for most people. At Prudential Financial, we're helping to create a greater understanding. Clients can talk to a Prudential Financial professional to help assess their need for long term care insurance, and plan accordingly. They can also find a wealth of information on the Web at the Prudential Long Term Care Learning Center.

Wrap-fee products

Fee-based investment products are a fast-growing trend, and increasing fee-based assets under management is an important part of our growth strategy. Prudential Financial is among the largest providers of such fee-based investment programs, with $49 billion in assets under management.

Casting a wider net for the right products and providers

Distribution has always been one of Prudential's great strengths. With more than 20,000 financial professionals in the U.S., Europe, Asia and Latin America, we can reach literally millions of clients face to face.

Today, a vital part of our asset-gathering strategy is to expand our distribution platform across multiple points of access—Prudential's sales force, independent retail brokers, wholesalers and employee retirement plans.

In 2001, more third-party brokers, agents and other intermediaries sold Prudential products than ever before. Many were independent financial advisors, who represent the most rapidly growing distribution channel for Prudential investment products. Altogether, more than 40,000 people who are not part of Prudential can now offer Prudential products.

To ensure that clients are not only getting a Prudential product, but the right product for their needs, we provide our distributors with technology-based tools for planning and advice.



Reaching out Third-party advisors like Pacific Life make up a growing part of Prudential's distribution network.

A client-centered approach to delivering retail investment products

Leading financial services firms have freely embraced the concept of "open architecture": offering both proprietary and non-proprietary products. Prudential Financial has evolved this concept a step further with a strategy we call Advised Choice.

Advised Choice is a research-intensive screening process that helps to ensure clients are offered appropriate products, whether managed by Prudential or another leading investment manager. To select these investment managers, a 20-person research team at Prudential Financial follows a stringent "due diligence" process that closely evaluates not only a manager's investment performance, but also its risk profile, depth of management team, and organizational resources and stability. Managers who stray from our established criteria are notified of perceived deficiencies, placed on a "watch list," or replaced.

Strategic Partners Mutual Funds

Asset Allocation Funds
Strategic Partners Conservative Growth Fund
Strategic Partners Moderate Growth Fund
Strategic Partners High Growth Fund

Opportunity Funds
Strategic Partners Focused Growth Fund
Strategic Partners Focused Value Fund
Strategic Partners New Era Growth Fund

Style-Specific Funds
Strategic Partners Large Cap Growth Fund
Strategic Partners Large Cap Value Fund
Strategic Partners Small Cap Growth Fund
Strategic Partners Small Cap Value Fund
Strategic Partners International Equity Fund
Strategic Partners Total Return Bond Fund

Strategic Partners Funds: a model of Advised Choice

Prudential Financial is working with other elite asset managers to create an innovative group of mutual funds called Strategic Partners Funds. Each Strategic Partners Fund is managed by different and complementary asset managers, which are chosen by Prudential research analysts through a rigorous proprietary process. By the end of 2001, the Strategic Partners program included 12 funds, covering a wide range of management styles and investment objectives.

Asset managers in the Strategic Partners program

JENNISON

MFS® INVESTMENT MANAGEMENT

Salomon Brothers Asset Management

OAK ASSOCIATES, ltd.

EARNEST PARTNERS

LAZARD

PIMCO

SAWGRASS Asset Management, L.L.C.

JPMorgan Fleming Asset Management

Davis FUNDS

FRANKLIN. TEMPLETON. INVESTMENTS

CREDIT SUISSE | ASSET MANAGEMENT

AllianceCapital®

HOTCHKIS AND WILEY CAPITAL MANAGEMENT

Financial strength. Global reach. Experience. Product breadth. They're the ingredients of Prudential's highly regarded asset management operation. From Main Street to Wall Street, individuals and institutions entrust us with $388 billion in assets, making Prudential Financial one of the largest asset managers in the world.

Asset Management



Investment savvy
Newark's Gateway Center is headquarters to Prudential's asset management operations.

More than a century of managing assets

Prudential Financial entered the asset management business more than a century ago, when we funded our general account with our first collected life insurance premium. Today, our asset management division invests $299 billion for institutional and retail clients, as well as our general account.

More than 600 institutions—including some of the world's largest companies, governments, and pension funds—have chosen Prudential Financial to manage their assets, capitalizing on our experience and strong market positions. We're one of the largest fixed income managers in the U.S. We're among the world's largest global real estate managers, with institutional clients across the U.S., Europe, Asia and Latin America. We're a leading provider of commercial real estate financing and among the top ten servicers of commercial mortgages. And for more than 60 years, we've been a major provider of private financing to institutions; many mid-sized companies we financed decades ago are now household names.

The strength of Jennison Associates

Today at Prudential Financial, we're applying our renowned institutional asset management skills to create stronger retail products and services. In May of 2000, we consolidated all active equity management under our investment subsidiary Jennison Associates. Jennison is a major institutional equity manager with more than 30 years of experience in growth stock management and is now among the 20 largest equity managers in the U.S.

In addition to managing the equity portfolios of many blue-chip institutional clients, the 47 investment professionals at Jennison Associates also manage a broad range of active equity and balanced mutual funds and managed accounts using growth, value and blend investment styles.



Portfolio management Jennison investment professionals hold a teleconferencing strategy session.

A broad range of mutual fund choices

Investors who choose Prudential Financial will find a diverse array of Prudential-managed mutual funds covering a wide range of asset classes and investment styles—stock, bond and money market, growth and value, domestic and international, and sector funds—each designed to help them meet their investment objectives. We're proud that so many investors have chosen Prudential mutual funds, entrusting us with more than $57 billion in retail mutual fund assets.

Our Mutual Fund Family offers growth and protection

Large Capitalization Stock Funds
Prudential 20/20 Focus Fund
Prudential Equity Fund, Inc.
Prudential Jennison Growth Fund
Prudential Stock Index Fund
Prudential Tax-Managed Equity Fund
Prudential Value Fund

Small/Mid-Capitalization Stock Funds
Prudential Jennison Equity Opportunity Fund
Prudential Small Company Fund, Inc.
Prudential Tax-Managed Small-Cap Fund, Inc.
Prudential U.S. Emerging Growth Fund, Inc.
Nicholas-Applegate Growth Equity Fund

Sector Stock Funds
Prudential Financial Services Fund
Prudential Health Sciences Fund
Prudential Natural Resources Fund, Inc.
Prudential Real Estate Securities Fund
Prudential Technology Fund
Prudential Utility Fund

Money Market Funds
Prudential MoneyMart Assets, Inc.
Prudential Tax-Free Money Fund, Inc.
Prudential Government Securities Trust/
- Money Market Series
- U.S. Treasury Money Market Series

COMMAND Money Fund
COMMAND Tax-Free Fund
COMMAND Government Fund
Prudential Institutional Liquidity Portfolio, Inc./Institutional Money Market Series
Cash Accumulation Trust/
- Liquid Assets Fund
- National Money Market Fund

Special Money Market Fund, Inc.

Balanced Funds
Prudential Active Balanced Fund

Domestic Bond Funds
Prudential Government Income Fund, Inc.
Prudential High Yield Fund, Inc.
Prudential Short-Term Corporate Bond Fund, Inc./Income Portfolio
Prudential Total Return Bond Fund, Inc.
Prudential High Yield Total Return Fund, Inc.

Tax-Free Bond Funds
Prudential Municipal Bond Fund/
- High Income Series
- Insured Series

Prudential National Municipals Fund, Inc.

State-Specific Tax-Free Funds
Prudential California Municipal Fund/
- California Income Series
- California Series

Prudential Municipal Series Fund/
- Florida Series
- New Jersey Series
- New York Series
- Pennsylvania Series

Global/International Bond Funds
Prudential Global Total Return Fund, Inc.

Global/International Stock Funds
Prudential Europe Growth Fund, Inc.
Prudential Global Growth Fund
Prudential International Value Fund
Prudential Jennison International Growth Fund
Prudential Pacific Growth Fund, Inc.

When it comes to employee benefits, corporate America puts its trust in Prudential Financial. More than 24,000 institutional clients, including 83 of the Fortune 100, have come to The Rock® to choose from our wide range of employee benefits—from group life insurance to pension fund management—to help them recruit, retain, insure and enrich their workforce.



On the move Prudential Relocation Services is a leading choice among employers.

Employee Benefits



Protection at work Workers at Ispat Inland Inc. are among the employees who rely on Prudential for group life insurance coverage.

Leader in group insurance

When group insurance is the cornerstone of your benefits package, you need to be sure your provider is the right one. For many of today's top companies, the choice is easy: Prudential Financial.

Employers find what they need—and more—in Prudential Financial's breadth of protection products, including life insurance, disability income and long term care insurance. Prudential Financial also helps fund executive benefit plans with corporate- and trust-owned life insurance products.

Benefits managers take comfort in knowing that Prudential Financial has years of experience in designing, setting up and administering group insurance plans, from the simple to the complex. And we're using the power of the Web to make their programs easier to administer. We're establishing online capabilities that range from program enrollment to reporting tools to claim submission.

More options. Easier administration. Leading-edge technology. It's no wonder Prudential Financial had one of the best client retention records in the industry in 2001, with strong persistency for our group life insurance business.

A vision for the future of employee benefits

It's called "the war for talent." Thousands of American companies competing to recruit and retain the best and brightest employees. For many companies, the competitive edge comes in the form of employee benefits.

But with a workforce that's more diverse, more technologically savvy, and more focused on personal growth than ever before, the tried and true models of employee benefits are no longer enough. At Prudential Financial, we're pioneering an array of cost-effective programs and services that deliver more growth and protection options and provide more of what today's employees are looking for.

Like access. Prudential's leading-edge technology gives employees access to our services over the phone, face to face, on the Web or through the Palm™ VII handheld computer.

Employees today also demand more choice, particularly when it comes to investing for retirement. Prudential's retirement plans deliver, with investment choices from highly regarded asset managers covering a broad spectrum of styles and objectives.

And where traditional benefits stop, Prudential Financial is just getting started. Our comprehensive voluntary benefits program, Prudential WorkingSolutions,℠ provides access to a range of growth and protection solutions, from auto coverage to real estate services to home equity loans, all in one place: the workplace.

Making connections online

At Prudential Financial, we do business with more than 12 million employee benefit plan participants. By using Web-based technology, we're bringing our products and services right to their computer desktops. Account information, planning tools, customer service and a wide range of proprietary and non-proprietary products are just a click away.

Our goal is to make it easier for clients to manage their financial lives, and also to broaden our relationships with customers by exposing them to a wider array of products and services.

Prudential is #2 in group life market share



— $2 Billion
— $1 Billion
'99
'00
'01

Group life insurance gross premiums.



In demand with market-leading companies
Prudential Financial executives for group life insurance and relocation services meet with Randy MacDonald, IBM's Senior Vice President of Human Resources.



SOLD
Prudential
Real Estate

Signs of opportunity
The Prudential Real Estate Network, which includes more than 1,500 franchise offices and 43,000 sales associates, is one of the largest real estate networks in North America.

Already an American icon, Prudential Financial has grown into a global institution. Drawing on our vast experience in U.S. markets, we're bringing our brand of insurance, securities and investment solutions to affluent clients in Europe, Asia and Latin America. The markets are different, but our mission is the same: to help clients grow and protect their wealth.



Personal service, advice and guidance outside the U.S. An advisor in Taiwan discusses investment options with a client.

International

Financial advisors in Buenos Aires conduct a portfolio review for a client.



Winning ways

Prudential's international insurance operation, spearheaded by Prudential of Japan, continues its extraordinary record of success.





— $600 Million
— $500 Million
— $400 Million
— $300 Million
— $200 Million
— $100 Million
'00
'01
Gibraltar

A growing name in life insurance abroad

Prudential's growth story in international insurance markets is one of our proudest achievements. The story began in 1988, with the launch of our first overseas life insurance operation in Japan. Today, Prudential of Japan is one of the country's fastest-growing life insurance companies, and it serves as a model for our units in Argentina, Brazil, Italy, Poland, the Philippines, South Korea and Taiwan.

In overseas markets, which are often underserved, Prudential has distinguished itself through an innovative, needs-based selling model. Using well-educated and highly trained career agents called Life Planners, we serve affluent clients based on a thorough analysis of their financial needs. This approach has enabled us to achieve some of the highest ratings for customer satisfaction in the markets we serve, as well as high rates of productivity and policy persistency.

In April of 2001, we buoyed our position in Japan with the acquisition of Kyoei Life Insurance Co. Ltd., now called Gibraltar Life Insurance Company, Ltd., which was the 11th-largest insurer in Japan in terms of assets. Gibraltar adds distribution scale and more middle-market focus to our Japanese operations.

Bringing American-style choice to investors overseas

The mutual fund is widely credited as an American export. But while it may have been perfected in the U.S., the idea of pooling money for the purpose of investing was actually born in Europe. And today, mutual funds and similar investments are extremely popular in countries around the world.

Worldwide, Prudential helps thousands of investors grow their wealth through mutual fund-style products. As in the U.S., we offer clients an array of proprietary and non-proprietary choices.

In Europe, Asia and Latin America, investors seeking to capitalize on Prudential's global asset management expertise can access a wide range of Prudential-managed funds.

Complementing our actively managed funds is one of today's largest index fund families overseas, which enables clients to diversify among many markets, asset classes and currencies throughout the world.

And Prudential also brings clients a wide range of products from third-party asset managers, each carefully selected through rigorous research and evaluation.

To help our clients choose a portfolio of funds that meets their needs, Prudential offers a variety of advisory services, from asset allocation programs to private banking.

Gathering assets around the world

Consolidation through mega-mergers and acquisitions has made scale a critical factor in the investment industry. More and more, investors demand the security and resources that only a global financial services firm can provide.

Prudential Financial is already a global powerhouse, relied upon by institutions and individual investors around the world for our securities brokerage, financial advisory and asset management services.

With recent investments in several asset management businesses, we further increased our global presence and gathered new assets in Asia and North America. We expect overseas expansion to be an important part of our overall growth story.

Tapping our markets in Korea

Prudential solidified its already-strong presence in Korea with our investment in the CJ Investment Trust & Securities Company (CJITS), the parent company and majority owner of Korea's 6th-largest investment trust manager. CJITS helps Prudential capitalize on the promising growth potential of Korea's investment trust market.


Prudential Financial
A computer-generated rendering of the Prudential Financial Tower under construction in Japan.

Growing mutual fund market share in Taiwan

Acquired in 2000, MasterLink Securities Investment Trust Enterprise—now Prumerica Financial—establishes a firm foothold in Taiwan's very attractive, fast-growing investment trust market. Prumerica Financial offers a family of 13 equity funds and three bond funds.



Financial advisors in London.



Prudential

Rock around the world

Prudential's Rock logo—already an American icon—is becoming a familiar symbol of financial strength in Europe, Asia and Latin America.

A Mexican success story

In 2001, Prudential Apolo, which was acquired in 2000, reached a major milestone with 5 billion pesos — or US$ 535 million —in assets under management.



Strengthening our brand message

Ninety-two percent of affluent consumers in the United States know the Prudential name, according to the 2001 Fortune/Roper Corporate Reputation Index. This extraordinary awareness, which took more than a century to develop, provides a strong foundation for brand building into the next century.

In 2001 we introduced a new corporate identity, Prudential Financial, keeping our most prized asset, the Rock symbol. This new identity reflects our evolution from an insurance company to a financial services company ideally suited to meet both investment and protection needs. To reinforce this brand message, we also introduced our new tagline, "Growing and Protecting Your Wealth."

In countries where we previously used the name Prumerica, we introduced a new global brand, Prumerica Financial.

Prumerica Financial

Growing and Protecting Your Wealth℠

Executive Officers

Arthur F. Ryan
Chairman, Chief Executive Officer and President

Vivian Banta
Executive Vice President

Michele S. Darling
Executive Vice President

Robert C. Golden
Executive Vice President

Mark B. Grier
Executive Vice President

Jean D. Hamilton
Executive Vice President

Rodger A. Lawson
Executive Vice President

Kiyofumi Sakaguchi*
Executive Vice President

John R. Strangfeld, Jr.
Executive Vice President

Richard J. Carbone
Senior Vice President and Chief Financial Officer

John M. Liftin
Senior Vice President and General Counsel

*deceased



Board of Directors

Franklin E. Agnew
Business Consultant

Frederic K. Becker
President
Wilentz Goldman & Spitzer, P.C.

Gilbert F. Casellas
Former Chairman
U.S. Equal Employment Opportunity Commission

James G. Cullen
Retired President and COO
Bell Atlantic Corporation

Carolyne K. Davis
Independent Health Care Consultant

Allan D. Gilmour
Retired Vice Chairman
Ford Motor Company

William H. Gray III
President and CEO
The College Fund/UNCF

Jon F. Hanson
Chairman
Hampshire Management Company

Glen H. Hiner
Chairman and CEO
Owens Corning

Constance J. Horner
Guest Scholar
The Brookings Institution

Gaynor N. Kelley
Retired Chairman and CEO
The Perkin-Elmer Corporation

Burton G. Malkiel
Professor of Economics
Princeton University

Arthur F. Ryan
Chairman of the Board, CEO and President
Prudential Financial, Inc.

Ida F.S. Schmertz
Chairman
Volkhov International Business Incubator

Charles R. Sitter
Retired President
Exxon Corporation

Donald L. Staheli
Retired Chairman and CEO
Continental Grain

Richard M. Thomson
Retired Chairman and CEO
The Toronto-Dominion Bank

James A. Unruh
Founding Principal
Alerion Capital Group, LLC

P. Roy Vagelos, M.D.
Retired Chairman and CEO
Merck & Company, Inc.

Stanley C. Van Ness
Partner
Herbert, Van Ness, Cayci & Goodell

Paul A. Volcker
Consultant

Prudential Financial, Inc. 2001 Annual Report

All facts and figures as of December 31, 2001, unless otherwise noted.

"Prudential Financial," "The Rock," **Prudential Financial** and Prudential WorkingSolutions are registered service marks of The Prudential Insurance Company of America.

PruLife Universal Protector℠ is issued by Pruco Life Insurance Company. Term Essential®, Term Elite℠, PruLife Universal Plus℠ and PruLife Custom Premier℠ are issued by Pruco Life Insurance Company in all states except New Jersey and New York, where they are issued by Pruco Life Insurance Company of New Jersey.

Strategic Partners variable annuities are issued by Pruco Life Insurance Company (in New York, issued by Pruco Life Insurance Company of New Jersey).

Auto, homeowners and watercraft insurance coverage written by Prudential Property and Casualty Insurance Company, Prudential General Insurance Company or Prudential Commercial Insurance Company, and in New Jersey by The Prudential Property and Casualty Insurance Company of New Jersey, The Prudential General Insurance Company of New Jersey or The Prudential Commercial Insurance Company of New Jersey, 23 Main Street, Holmdel, NJ 07733. Coverage available in most states.

Group insurance coverages are underwritten and group annuities are issued by The Prudential Insurance Company of America, 751 Broad Street, Newark, NJ 07102.

Prudential Long Term Care℠ is underwritten by The Prudential Insurance Company of America under policy numbers GRP98176-78 and Contract Series 83500. Policies contain exclusions, limitations, eligibility requirements and specific terms and provisions under which the insurance coverage may be continued in force or discontinued. Coverage may not be available in all states.

Prudential Real Estate brokerage services are offered by the franchisees of The Prudential Real Estate Affiliates, Inc. Most franchisees are independently owned and operated. Equal Housing Opportunity.

Securities products and services are distributed by Prudential Investment Management Services LLC, Three Gateway Center, 14th Floor, Newark, NJ 07102, Prudential Securities, 199 Water Street, New York, NY 10292, and Pruco Securities Corporation, 751 Broad Street, Newark, NJ 07102.

Best on the Street Analysts Survey is conducted by Thompson Financial/First Call Corp. The Best on the Street analysts were selected from a universe of more than 4,000 analysts at some 220 firms, on the basis of stock recommendations and earnings forecasts made in 2000. Reported in *The Wall Street Journal* on 6/26/01.

The DALBAR Communications Seal is a mark of excellence and is only awarded to communications in financial services that excel in meeting the needs of consumers. Prudential Financial was given the DALBAR Communications Seal for prudential.com in 2001.

Notes *This page intentionally left blank*

Financial Section

Table of Contents

	Page Number
Selected Financial Data	30
Management's Discussion and Analysis of Financial Condition and Results of Operations	35
Quantitative and Qualitative Disclosures About Market Risk	92
Consolidated Financial Statements:	
Report of Independent Accountants	98
Consolidated Statements of Financial Position as of December 31, 2001 and 2000	99
Consolidated Statements of Operations for the years ended December 31, 2001, 2000 and 1999	100
Consolidated Statements of Stockholders' Equity for the years ended December 31, 2001, 2000 and 1999	101
Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2000 and 1999	102
Notes to Consolidated Financial Statements	103
Supplemental Combining Financial Information	161
Market for Common Equity and Related Stockholder Matters	166

"Prudential Financial" refers to Prudential Financial, Inc., the ultimate holding company for all of our companies. "Prudential Insurance" refers to The Prudential Insurance Company of America, before and after its demutualization on December 18, 2001 (the "date of demutualization"). "Prudential," the "Company," "we" and "our" refer to our consolidated operations before and after demutualization. The "Plan of Reorganization" refers to Prudential Insurance's Plan of Reorganization, dated as of December 15, 2000 and as amended from time to time thereafter, relating to Prudential Insurance's demutualization. Effective on the date of demutualization, the consolidated financial statements of Prudential Insurance for financial statement periods as of and ended prior to the demutualization became the historical Consolidated Financial Statements of Prudential Financial. The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Financial Services Businesses and Closed Block Business

Effective with the date of demutualization, we established the Financial Services Businesses and the Closed Block Business. The Financial Services Businesses refer to the businesses in our four operating divisions and our Corporate and Other operations. The U.S. Consumer division consists of our Individual Life Insurance, Private Client Group, Retail Investments and Property and Casualty Insurance segments. The Employee Benefits division consists of our Group Insurance and Other Employee Benefits segments. The International division consists of our International Insurance and International Securities and Investments segments. The Asset Management division consists of our Investment Management and Advisory Services and Other Asset Management segments. See Note 14 to the Consolidated Financial Statements for a discussion of certain matters that could affect the Financial Services Businesses. The Common Stock reflects the performance of the Financial Services Businesses, but there can be no assurance that the market value of the Common Stock will reflect solely the financial performance of these businesses. The Class B Stock, which was issued in a private placement on the date of demutualization, reflects the financial performance of the Closed Block Business, as defined in Note 20 to the Consolidated Financial Statements.

We allocate all of our assets, liabilities and earnings between the Financial Services Businesses and Closed Block Business as if they were separate legal entities, but there is no legal separation between these two businesses. Holders of both the Common Stock and Class B Stock are common stockholders of Prudential Financial and, as such, are subject to all the risks associated with an investment in Prudential Financial and all of its businesses. The Common Stock and the Class B Stock will be entitled to dividends, if and when declared by Prudential Financial's Board of Directors from funds legally available to pay them, as if the businesses were separate legal entities. See Note 13 to the Consolidated Financial Statements for a discussion of liquidation rights of the Common Stock and Class B Stock, dividend restrictions on the Common Stock if we do not pay dividends on the Class B Stock when there are funds legally available to pay them and conversion rights of the Class B Stock.

Selected Financial Data

We derived the selected consolidated income statement data and division and segment operating results for the years ended December 31, 2001, 2000 and 1999 and the selected consolidated balance sheet data as of December 31, 2001 and 2000 from our Consolidated Financial Statements included elsewhere herein. We derived the selected consolidated income statement data for the years ended December 31, 1998 and 1997 and the selected consolidated balance sheet data as of December 31, 1999, 1998 and 1997 from consolidated financial statements not included herein.

In April 2001, we completed the acquisition of Gibraltar Life Insurance Company, Ltd. ("Gibraltar Life"), which has adopted a November 30 fiscal year end. Consolidated balance sheet data as of December 31, 2001 includes Gibraltar Life assets and liabilities as of November 30, 2001, and consolidated income statement data includes Gibraltar Life results for the period April 2, 2001 through November 30, 2001. Statistics reported for Gibraltar Life are based on these dates as well.

We have made several dispositions that materially affect the comparability of the data presented below. In the fourth quarter of 2000, we restructured the capital markets activities of Prudential Securities Incorporated ("Prudential Securities"), exiting its lead-managed equity underwriting for corporate issuers and institutional fixed income businesses. These businesses incurred a pre-tax loss of $159 million in 2001, a pre-tax loss of $620 million in 2000, pre-tax income of $23 million in 1999, a pre-tax loss of $73 million in 1998 and pre-tax income of $55 million in 1997. The loss from these operations in 2000 included charges of $476 million associated with our termination and wind-down of these businesses. In 2000, we sold Gibraltar Casualty Company, a commercial property and casualty insurer that we placed in wind-down status in 1985. Gibraltar Casualty had no impact on results in 2001 and incurred pre-tax losses of $7 million in 2000, $72 million in 1999, $76 million in 1998 and $24 million in 1997. Residual activity from the residential first mortgage banking business that we sold in a prior period resulted in a pre-tax loss of $41 million in 1998 and a pre-tax profit of $9 million in 1997, primarily related to our remaining obligations with respect to this business.

On December 18, 2001, Prudential Insurance converted from a mutual life insurance company owned by its policyholders to a stock life insurance company and became an indirect, wholly owned subsidiary of Prudential Financial. For a discussion of these transactions, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Demutualization and Related Transactions" included herein. "Demutualization costs and expenses" amounted to $588 million in 2001, $143 million in 2000, $75 million in 1999 and $24 million in 1998. "Demutualization costs and expenses" in 2001 include $340 million of demutualization consideration payable to former Canadian branch policyholders as more fully described in Note 2 to the Consolidated Financial Statements included herein.

You should read this selected consolidated financial and other information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements included elsewhere herein.

Selected Financial Data—GAAP

	As of or for the Year Ended December 31,				
	2001	2000	1999	1998	1997
	(in millions)				
Income Statement Data:					
Revenues:					
Premiums	$ 12,477	$ 10,181	$ 9,528	$ 9,048	$ 9,043
Policy charges and fee income	1,803	1,639	1,516	1,465	1,423
Net investment income	9,151	9,497	9,367	9,454	9,458
Realized investment gains (losses), net	(705)	(288)	924	2,641	2,168
Commissions and other income	4,451	5,475	5,233	4,416	4,381
Total revenues	27,177	26,504	26,568	27,024	26,473
Benefits and expenses:					
Policyholders' benefits	12,752	10,640	10,226	9,786	9,956
Interest credited to policyholders' account balances	1,804	1,751	1,811	1,953	2,170
Dividends to policyholders	2,722	2,724	2,571	2,477	2,422
General and administrative expenses	9,538	10,043	9,530	9,037	8,525
Capital markets restructuring	—	476	—	—	—
Sales practices remedies and costs	—	—	100	1,150	2,030
Demutualization costs and expenses	588	143	75	24	—
Total benefits and expenses	27,404	25,777	24,313	24,427	25,103
Income (loss) from continuing operations before income taxes	(227)	727	2,255	2,597	1,370
Income tax expense (benefit)	(57)	406	1,042	970	407
Income (loss) from continuing operations	(170)	321	1,213	1,627	963
Discontinued operations:					
Loss from healthcare operations, net of taxes	—	—	—	(298)	(353)
Gain (loss) on disposal of healthcare operations, net of taxes	16	77	(400)	(223)	—
Net gain (loss) from discontinued operations, net of taxes	16	77	(400)	(521)	(353)
Net income (loss)	$ (154)	$ 398	$ 813	$ 1,106	$ 610
Basic and diluted earnings per share—Common Stock(1)	$ 0.07				
Basic and diluted earnings per share—Class B Stock(1)	$ 1.50				
Division and Segment Data:					
Income (loss) from continuing operations before income taxes(2):					
Individual Life Insurance	$ 228	$ 108	$ 94	$ 196	
Private Client Group	(239)	237	224	114	
Retail Investments	130	233	180	343	
Property and Casualty Insurance	91	166	161	327	
Total U.S. Consumer	210	744	659	980	
Group Insurance	(2)	156	143	221	
Other Employee Benefits	27	113	342	715	
Total Employee Benefits	25	269	485	936	
International Insurance	554	281	227	153	
International Securities and Investments	(88)	26	15	13	
Total International	466	307	242	166	
Investment Management and Advisory Services	97	155	156	145	
Other Asset Management	114	122	97	22	
Total Asset Management	211	277	253	167	
Corporate and Other	(520)	(1,063)	272	(1,319)	
Total—Financial Services Businesses	392	534	1,911	930	
Closed Block Business	(619)	193	344	1,667	
Total	$ (227)	$ 727	$ 2,255	$ 2,597	
Balance Sheet Data:					
Total investments excluding policy loans	$157,264	$140,469	$151,338	$148,837	$146,594
Separate account assets	77,158	82,217	82,131	80,931	73,451
Total assets	293,030	272,753	285,094	279,422	259,571
Future policy benefits, policyholders' account balances and unpaid claims and claim adjustment expenses	133,732	104,130	102,887	104,301	105,615
Separate account liabilities	77,158	82,217	82,131	80,931	73,451
Short-term debt	5,405	11,131	10,858	10,082	6,774
Long-term debt	5,304	2,502	5,513	4,734	4,273
Total liabilities	271,887	252,145	265,803	259,027	239,853
Guaranteed minority interest in Trust holding solely debentures of Parent	690	—	—	—	—
Equity	20,453	20,608	19,291	20,395	19,718
Equity excluding net unrealized investment gains and losses on available-for-sale securities	19,225	20,249	19,951	19,123	17,966

(1) Earnings per share data reflects earnings for the period from December 18, 2001, the date of demutualization, through December 31, 2001 only. Net income during this period was $38 million and $3 million for the Financial Services Businesses and Closed Block Business, respectively.
(2) Prepared in accordance with GAAP. Operating results by division and segment for 1997 are neither readily available nor practicable to obtain.

Adjusted Operating Income

In managing our business, we analyze our operating performance by separately considering our Financial Services Businesses and our Closed Block Business. In addition, within the Financial Services Businesses we analyze our operating performance using a non-GAAP measure we call "adjusted operating income." Prior to the date of demutualization, we also analyzed results of our Traditional Participating Products segment based on this non-GAAP measure. We calculate adjusted operating income by adjusting our income from continuing operations before income taxes shown above to exclude certain items. The items we exclude are:

- realized investment gains, net of losses and related charges;
- sales practices remedies and costs;
- the gains, losses and contribution to income/loss of divested businesses that we have sold but that do not qualify for "discontinued operations" accounting treatment under GAAP; and
- demutualization costs and expenses.

Wind-down businesses that we have not divested remain in adjusted operating income. We exclude our discontinued healthcare operations from income from continuing operations before income taxes, as shown above.

The excluded items are important to an understanding of our overall results of operations. You should not view adjusted operating income as a substitute for net income determined in accordance with GAAP and you should note that our definition of adjusted operating income may differ from that used by other companies. However, we believe that the presentation of adjusted operating income as we measure it for management purposes enhances the understanding of our results of operations by highlighting the results from ongoing operations and the underlying profitability factors of our business. We exclude realized investment gains, net of losses and related charges, from adjusted operating income because the timing of transactions resulting in recognition of gains or losses is largely at our discretion and the amount of these gains or losses is heavily influenced by and fluctuates in part according to the availability of market opportunities. Including the fluctuating effects of these transactions could distort trends in the underlying profitability of our businesses. We exclude sales practices remedies and costs because they relate to a substantial and identifiable non-recurring event. We exclude the gains and losses and contribution to income/loss of divested businesses because, as a result of our decision to dispose of these businesses, these results are not relevant to the profitability of our ongoing operations and could distort the trends associated with our ongoing businesses. We also exclude demutualization costs and expenses because they are directly related to our demutualization and could distort the trends associated with our business operations.

We show our revenues and adjusted operating income by division and segment, as well as a reconciliation of both measures on a consolidated basis to their corresponding GAAP amounts, below.

Selected Financial Data—Adjusted Operating Income

	Year Ended December 31, 2001	2000	1999
	(in millions)		
Division and Segment Operating Results:			
Financial Services Businesses:			
Revenues(1):			
Individual Life Insurance	$ 1,919	$ 1,828	$ 1,703
Private Client Group	2,216	2,767	2,562
Retail Investments	1,458	1,631	1,551
Property and Casualty Insurance	2,051	1,800	1,747
Total U.S. Consumer	7,644	8,026	7,563
Group Insurance	3,248	2,801	2,428
Other Employee Benefits	2,664	2,885	3,014
Total Employee Benefits	5,912	5,686	5,442
International Insurance	4,146	1,920	1,522
International Securities and Investments	548	704	580
Total International	4,694	2,624	2,102
Investment Management and Advisory Services	835	874	768
Other Asset Management	437	470	373
Total Asset Management	1,272	1,344	1,141
Corporate and Other	103	205	509
Total	19,625	17,885	16,757
Other amounts included in consolidated revenues:			
Realized investment gains (losses), net	(162)	(379)	586
Revenues from divested businesses	(14)	269	511
Total revenues—Financial Services Businesses	19,449	17,775	17,854
Closed Block Business:			
Revenues(1)	8,271	8,638	8,376
Other amounts included in consolidated revenues:			
Realized investment gains (losses), net	(543)	91	338
Total revenues—Closed Block Business	7,728	8,729	8,714
Total consolidated revenues	$27,177	$26,504	$26,568
Financial Services Businesses:			
Adjusted operating income (loss) (2):			
Individual Life Insurance	$ 273	$ 114	$ 117
Private Client Group	(239)	237	224
Retail Investments	181	239	174
Property and Casualty Insurance	95	150	152
Total U.S. Consumer	310	740	667
Group Insurance	70	158	128
Other Employee Benefits	113	229	272
Total Employee Benefits	183	387	400
International Insurance	611	296	218
International Securities and Investments	(88)	26	15
Total International	523	322	233
Investment Management and Advisory Services	105	154	155
Other Asset Management	114	122	97
Total Asset Management	219	276	252
Corporate and Other	28	(4)	137
Total	1,263	1,721	1,689
Items excluded from adjusted operating income:			
Realized investment gains, net of losses and related charges:			
Realized investment gains (losses), net	(162)	(379)	586
Related charges(3)	26	(29)	(142)
Total realized investment gains, net of losses and related charges	(136)	(408)	444
Sales practices remedies and costs	—	—	(100)
Divested businesses	(147)	(636)	(47)
Demutualization costs and expenses	(588)	(143)	(75)
Income from continuing operations before income taxes—Financial Services Businesses	392	534	1,911
Closed Block Business:			
Adjusted operating income(2)	436	547	316
Items excluded from adjusted operating income:			
Realized investment gains, net of losses and related charges:			
Realized investment gains (losses), net	(543)	91	338
Dividends to policyholders(4)	(512)	(445)	(310)
Total realized investment gains, net of losses and related charges	(1,055)	(354)	28
Income (loss) from continuing operations before income taxes—Closed Block Business	(619)	193	344
Consolidated income (loss) from continuing operations before income taxes	$ (227)	$ 727	$ 2,255

(1) Revenues by segment exclude (i) realized investment gains, net and (ii) revenues from divested businesses. Revenues for the Closed Block Business exclude realized investment gains, net.
(2) Adjusted operating income equals revenues as defined above in footnote (1) less benefits and expenses excluding (i) the impact of net realized investment gains on deferred acquisition cost amortization, reserves and dividends to policyholders; (ii) sales practices remedies and costs; (iii) the benefits and expenses of divested businesses; and (iv) demutualization costs and expenses.
(3) Net realized investment gains impact our reserves for future policy benefits, our deferred policy acquisition costs, and our policyholder dividends. We refer to these impacts collectively as the "related charges." Related charges for the Financial Services Businesses consist of the following:

	Year Ended December 31,		
	2001	2000	1999
		(in millions)	
Reserves for future policy benefits	$ 6	$(36)	$(147)
Amortization of deferred policy acquisition costs	20	7	5
Total	$26	$(29)	$(142)

We adjust the reserves for some of our policies when cash flows related to these policies are affected by net realized investment gains and the related charge for reserves for future policy benefits represents that adjustment. We amortize deferred policy acquisition costs for certain investment-type products based on estimated gross profits, which include net realized investment gains on the underlying invested assets, and the related charge for amortization of deferred policy acquisition costs represents the amortization related to net realized investment gains. As part of our acquisition of Gibraltar Life, we are obligated to pay pre-acquisition Gibraltar Life policyholders a dividend generally equal to 70% of any net realized investment gains from the collection or disposition of loans and investment real estate in excess of the value of such assets included in the Reorganization Plan. The related charge for dividends to policyholders represents the portion of our expense charge for policyholder dividends attributable to net realized investment gains on these assets during the period.
(4) Net realized investment gains is one of the elements that we consider in establishing the dividend scale, and the related charge for dividends to policyholders represents the estimated portion of our expense charge for policyholder dividends that is attributable to net realized investment gains that we consider in determining our dividend scale. These gains are reflected in the dividend scale over a number of years.

Selected Financial Data—Other Data

	As of December 31,		
	2001	2000	1999
		(in billions)	
Assets Under Management and Administration (at fair market value):			
Managed by Asset Management division:			
Retail customers(1)	$ 96.5	$107.4	$108.5
Institutional customers(2)	89.1	95.1	96.8
General account	113.8	110.0	107.9
Total proprietary	299.4	312.5	313.2
Managed by Retail Investments or Private Client Group segments:			
Non-proprietary wrap-fee and other assets under management(3)	49.3	50.5	44.8
International(4)	39.3	8.1	5.3
Total assets under management	388.0	371.1	363.3
Client assets under administration	201.6	221.8	232.9
Total assets under management and administration	$589.6	$592.9	$596.2

(1) Consists of individual mutual funds, including investments in our mutual funds through wrap-fee products, and both variable annuities and variable life insurance assets in our separate accounts. Fixed annuities and the fixed rate options of both variable annuities and variable life insurance are included in general account.
(2) Consists of third-party institutional assets and group insurance contracts.
(3) Consists of wrap-fee assets gathered by the Private Client Group and Retail Investments segments and funds invested in the non-proprietary options of our investment products other than wrap-fee products.
(4) Consists primarily of general account assets supporting our International Insurance segment, assets gathered by the International Securities and Investments segment, and wind-down Canadian operations. December 31, 2001 includes assets of $29.2 billion for Gibraltar Life, which was acquired in April 2001.

	As of December 31,				
	2001	2000	1999	1998	1997
Employees and Representatives:					
Prudential Agents	4,387	6,086	7,818	8,868	10,115
Life Planners	4,104	3,495	2,884	2,332	1,908
Gibraltar Life Advisors (as of November 30, 2001)	6,121	—	—	—	—
Financial Advisors	6,159	6,676	6,898	6,820	6,613
Total employees(1)	60,792	56,925	59,530	61,793	60,777

(1) All periods exclude employees of our discontinued healthcare operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Demutualization and Related Transactions

On the date of demutualization, Prudential Insurance converted from a mutual life insurance company owned by its policyholders to a stock life insurance company and became an indirect, wholly owned subsidiary of Prudential Financial. On that date, eligible policyholders, as defined in the Plan of Reorganization, received shares of Prudential Financial's Common Stock or the right to receive cash or policy credits, which are increases in policy values or increases in other policy benefits, upon the extinguishment of all membership interests in Prudential Insurance. In the aggregate, eligible policyholders received 457.1 million shares of Common Stock, the right to receive cash totaling $3,487 million, including $340 million to former Canadian branch policyholders, and policy credits totaling $1,042 million in the demutualization. In addition, two closed blocks were established for the benefit of certain participating individual life insurance policies and annuities issued by Prudential Insurance and its Canadian branch.

On the date of demutualization, Prudential Financial completed an initial public offering of 110.0 million shares of its Common Stock at an initial public offering price of $27.50 per share, and on December 21, 2001, Prudential Financial issued an additional 16.5 million shares of Common Stock as a result of the exercise of the over-allotment option granted to underwriters in the initial public offering. Also on the date of demutualization, Prudential Financial completed the sale, through a private placement, of 2.0 million shares of Class B Stock, a separate class of common stock, at a price of $87.50 per share. The Common Stock reflects the performance of the Financial Services Businesses, and the Class B Stock reflects the performance of the Closed Block Business. Collectively, the Financial Services Businesses and the Closed Block Business are referred to as the "Businesses." In addition, on the date of demutualization, Prudential Financial issued 13.8 million 6.75% equity security units for gross proceeds of $690 million, including as a component thereof redeemable capital securities of Prudential Financial Capital Trust I, a statutory business trust that is consolidated in our financial statements. Furthermore, Prudential Holdings, LLC ("PHLLC"), a wholly owned subsidiary of Prudential Financial that owns the capital stock of Prudential Insurance, issued $1.75 billion in senior secured notes (the "IHC debt"), a portion of which were insured by a bond insurer.

Concurrent with the demutualization, Prudential Insurance completed a corporate reorganization whereby various subsidiaries (and certain related assets and liabilities) of Prudential Insurance were dividended (or "destacked") so that they became wholly owned subsidiaries of Prudential Financial rather than of Prudential Insurance. The subsidiaries distributed by Prudential Insurance to Prudential Financial included its property and casualty insurance companies, its principal securities brokerage companies, its international insurance companies, its principal asset management operations, its international securities and investments operations, its domestic banking operations and its residential real estate brokerage franchise and relocation services operations.

The Plan of Reorganization required us to establish and operate a mechanism known as the Closed Block. The Closed Block is designed generally to provide for the reasonable expectations for future policy dividends after demutualization of holders of policies included in the Closed Block by allocating assets that will be used for payment of benefits, including policyholder dividends, on these policies. See Note 9 to the Consolidated Financial Statements for more information on the Closed Block.

On January 22, 2002, Prudential Financial's Board of Directors authorized the repurchase of up to $1 billion of its Common Stock. The timing and amount of any purchases of Common Stock under this authorization will be determined by management based on market conditions and other considerations, and such purchases may be effected by market or negotiated transactions, including programs adopted under Rule 10b5-1 of the Securities Exchange Act of 1934.

Overview

Financial Services Businesses and Closed Block Business

Financial Services Businesses

We refer to the businesses in our four operating divisions and our Corporate and Other operations, collectively, as our Financial Services Businesses. The U.S. Consumer division consists of our Individual Life Insurance, Private Client Group, Retail Investments and Property and Casualty Insurance segments. The Employee Benefits division consists of our Group Insurance and Other Employee Benefits segments. The International division consists of our

International Insurance and International Securities and Investments segments. The Asset Management division consists of our Investment Management and Advisory Services and Other Asset Management segments. We also have Corporate and Other operations, which contain corporate items and initiatives that are not allocated to the business segments. Corporate and Other operations also include businesses that we have divested or placed in wind-down status (other than our divested healthcare business, which is treated as a discontinued operation). The principal corporate items are the expense of corporate management and earnings on equity not allocated to our businesses.

We attribute financing costs to each segment based on its use of financing and reflect financing costs in each segment's results. The net investment income of each segment includes earnings on the amount of equity which management believes is necessary to support the risks of that segment.

Closed Block Business

Effective with the date of demutualization, we established the Closed Block Business. For periods prior to the date of demutualization, the results of the Closed Block Business are those of our former Traditional Participating Products segment. Upon the establishment of the Closed Block Business, we transferred $5.6 billion of net assets previously associated with the Traditional Participating Products segment, including the majority of the net proceeds of the Class B Stock and the IHC debt issuances, to the Financial Services Businesses. This capital was initially allocated to our Corporate and Other operations as of the date of demutualization. As a result, adjusted operating income of the Closed Block Business does not include returns on these net assets, which were historically included in adjusted operating income of the Traditional Participating Products segment.

In connection with the demutualization, we ceased offering domestic participating products. The liabilities for our individual in force participating products were segregated, together with assets which will be used exclusively for the payment of benefits and policyholder dividends, expenses and taxes with respect to these products, in a regulatory mechanism referred to as the "Closed Block." We selected the amount and type of Closed Block assets and Closed Block liabilities included in the Closed Block so that the Closed Block assets initially had a lower book value than the Closed Block liabilities. We expect that the Closed Block assets will generate sufficient cash flow, together with anticipated revenues from the Closed Block policies, over the life of the Closed Block to fund payments of all expenses, taxes and policyholder benefits to be paid to, and the reasonable dividend expectations of, policyholders of the Closed Block policies. We also segregated for accounting purposes the assets that we need to hold outside the Closed Block to meet capital requirements related to the policies included within the Closed Block. No policies sold after demutualization will be added to the Closed Block and its in force business is expected to ultimately decline as we pay policyholder benefits in full. We expect the proportion of our business represented by the Closed Block to decline as we grow other businesses. A minor portion of our former Traditional Participating Products segment, which included the policies now included in the Closed Block Business prior to our demutualization, consisted of other traditional insurance products that were not included in the Closed Block.

The Closed Block Business consists principally of the Closed Block, assets held outside the Closed Block that Prudential Insurance needs to hold to meet capital requirements related to the Closed Block policies, invested assets held outside the Closed Block that represent the difference between the Closed Block assets and Closed Block liabilities and the interest maintenance reserve, deferred policy acquisition costs related to Closed Block policies, the principal amount of the IHC debt and related hedging activities and certain other related assets and liabilities. We allocated the net proceeds from the issuance of the Class B Stock and IHC debt, except for $72 million used to purchase a guaranteed investment contract to fund a portion of the bond insurance cost associated with that debt, to the Financial Services Businesses. However, we expect that the IHC debt will be serviced by the net cash flows of the Closed Block Business over time, and we report results of the Closed Block Business, including interest expenses associated with the IHC debt.

Revenues and Expenses

We earn our revenues principally from insurance premiums; mortality, expense, and asset management fees from insurance and investment products; commissions and other revenues from securities brokerage transactions; and investment of general account and other funds. We earn premiums primarily from the sale of individual life insurance, group life and disability insurance and automobile and homeowners insurance. We earn mortality, expense, and asset management fees from the sale and servicing of separate account products including variable life insurance and variable annuities. We also earn asset management and administrative fees from the sale and servicing of mutual funds, retirement products and other asset management products and services. Our operating expenses principally consist of insurance benefits provided, general business expenses, dividends to policyholders, commissions and other costs of selling and servicing the various products we sell and interest credited on general account liabilities.

Profitability

Our profitability depends principally on our ability to price and manage risk on insurance products, our ability to attract and retain customer assets, and our ability to manage expenses. Specific drivers of our profitability include:

- our ability to manufacture and distribute products and services and to introduce new products gaining market acceptance on a timely basis;
- our ability to price our insurance products at a level that enables us to earn a margin over the cost of providing benefits and the expense of acquiring customers and administering those products;
- our mortality and morbidity experience on individual and group life insurance, annuity and group disability insurance products;
- our persistency experience, which affects our ability to recover the cost of acquiring new business over the lives of the contracts;
- our management of our exposure to catastrophic and other losses on our property and casualty insurance products;
- our cost of administering insurance contracts and providing asset management products and services;
- our returns on invested assets, net of the amounts we credit to policyholders' accounts;
- our ability to earn commissions and fees from the sale and servicing of mutual funds, annuities, defined contribution and other investment products at a level that enables us to earn a margin over the expense of providing such services;
- the amount of our assets under management and changes in their fair value, which affect the amount of asset management fees we receive;
- our ability to generate commissions and fees from securities activities at a level that enables us to earn a margin over the expenses of providing such services; and
- our ability to generate favorable investment results through asset-liability management and strategic and tactical asset allocation.

In addition, factors such as regulation, competition, interest rates, taxes, foreign exchange rates, securities market conditions and general economic conditions affect our profitability. In some of our product lines, particularly those in the Closed Block Business, we share experience on mortality, morbidity, persistency and investment results with our customers, which can offset the impact of these factors on our profitability from those products.

Historically, the participating products included in the Closed Block have yielded lower returns on capital invested than many of our other businesses. Following the demutualization, we expect that the proportion of the traditional participating products in our in force business will gradually diminish as these older policies age and we grow other businesses. However, the relatively lower returns to us on this existing block of business will continue to affect our consolidated results of operations for many years. Our Common Stock reflects the performance of our Financial Services Businesses, but there can be no assurance that the market value of the Common Stock will reflect solely the performance of these businesses. The Financial Services Businesses include the capital previously included in the Traditional Participating Products segment in excess of the amount necessary to support the Closed Block Business. The Financial Services Businesses also includes other traditional insurance products previously included in the Traditional Participating Products segment but which are not included in the Closed Block. The Class B Stock reflects the financial performance of our Closed Block Business.

In February 1998, we announced our intention to seek legislation that would permit our demutualization. The publicity about our possible demutualization may have contributed to improvements in our sales, our persistency experience or both in a number of product lines since that time, although we cannot be certain of this.

Critical Accounting Policies

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires the application of accounting policies that often involve a significant degree of judgment. Management, on an ongoing basis, reviews estimates and assumptions. If management determines, as a result of its consideration of facts and circumstances, that modifications in assumptions and estimates are appropriate, results of operations and financial position as reported in the Consolidated Financial Statements may change significantly.

The following sections discuss accounting policies applied in preparing our financial statements that management believes are most dependent on the application of estimates and assumptions.

Valuation of Investments

The major portion of our investments are recorded at fair value in the statements of financial position. Fair values are based on quoted market prices or estimates from independent pricing services, when available. However, when such information is not available, for example, with respect to private placement fixed maturity securities, fair value is estimated, typically by using a discounted cash flow model, which considers current market credit spreads for publicly traded issues with similar terms by companies of comparable credit quality. Consequently, changes in estimated future cash flows or in our assessment of the issuer's credit quality will result in changes in carrying value. For fixed maturities and equity securities classified as available for sale, the impact of such changes is recorded in "Accumulated other comprehensive income (loss)," a separate component of equity. However, the carrying value of these securities is written down to estimated fair value when a decline in value is considered to be other than temporary, and we record the corresponding impairment loss in "Realized investment gains (losses), net" in the statements of operations. The factors we consider to determine if an impairment loss is warranted are discussed more fully in Note 2 to the Consolidated Financial Statements. The level of impairment losses can be expected to increase when economic conditions worsen and decrease when economic conditions improve.

"Commercial loans" are carried at unpaid principal balances, net of unamortized discounts and an allowance for losses. This allowance includes a loan specific portion as well as a portfolio reserve for incurred but not specifically identified losses. The loan specific portion is based on management's judgment as to ultimate collectibility of loan principal. The portfolio reserve is based on a number of factors, such as historical experience and portfolio diversification. Similar to impairment losses discussed above, the allowance for losses can be expected to increase when economic conditions worsen and decrease when economic conditions improve.

Policyholder Liabilities and Deferred Policy Acquisition Costs

The liability for "Future policy benefits" is the largest liability included in our statements of financial position. This liability is primarily comprised of the present value of estimated future payments to holders of life insurance and annuity products where the timing and amount of payment depends on policyholder mortality, surrender or retirement experience. For traditional participating life insurance products of our Closed Block Business, the mortality and interest rate assumptions we apply are those used to calculate the policies' guaranteed cash surrender values. For life insurance and annuity products of our Financial Services Businesses, expected mortality is generally based on the Company's historical experience or standard industry tables. Interest rate assumptions are based on factors such as market conditions and expected investment returns. Although mortality and interest rate assumptions are "locked-in" upon the issuance of new insurance or annuity business with fixed and guaranteed terms, significant changes in experience or assumptions may require us to provide for expected future losses on a product by establishing premium deficiency reserves. For example, in 2000 we restructured the portfolio that supports the structured settlement products within our Other Employee Benefits segment to reduce the emphasis on equity investments, which in turn lowered our expected future investment returns. As a result, we recorded a charge to establish a premium deficiency reserve for these products.

Our liability for "Unpaid claims and claim adjustment expenses" includes estimates of claims that we believe have been incurred, but have not yet been reported ("IBNR") as of the balance sheet date, primarily attributable to our Property and Casualty Insurance segment and the group disability products within our Group Insurance segment. These estimates, and estimates of the amounts of loss we will ultimately incur on reported claims, which are based in part on our historical experience, are regularly adjusted to reflect actual claims experience. When actual experience differs from our previous estimate, the resulting difference will be included in our reported results for the period of the change in estimate. On an ongoing basis, trends in actual experience are a significant factor in the determination of claim reserve levels. In recent years, actual claims experience with respect to our automobile insurance business within our Property and Casualty Insurance segment has been more favorable than the assumptions we used in originally establishing the reserves for these claims, which resulted in a benefit to adjusted operating income for these years due to reserve releases, although we do not anticipate a comparable benefit in 2002. Actual claims experience can also be less favorable than that assumed in establishing reserves, which can require a charge to earnings to increase reserves. For example, we recorded a charge in 1999 with respect to our discontinued healthcare business, increasing the loss we had initially recorded in 1998 in connection with the sale of the business, as a result of adverse claims experience subsequent to our initial estimate of the required reserves.

For most life insurance and annuity products that we sell, we defer costs that vary with and are related primarily to the production of new business to the extent these costs are deemed recoverable from future profits, and we record these costs as an asset known as "Deferred policy acquisition costs" or "DAC" in the statements of financial position. We amortize this DAC asset over the expected lives of the contracts, based on the level and timing of either estimated profits or premiums, depending on the type of contract. For products with amortization based on future premiums, the amortization rate is locked-in when the product is sold. However, for products with amortization based on estimated profits, the amortization rate is periodically updated to reflect current period experience or changes in assumptions that affect future profitability, such as lapse rates, investment returns, mortality experience, expense margins and surrender charges. These changes result in adjustments to DAC balances in the period that we change our assumptions as well as changes in prospective DAC amortization. For example, adverse market conditions in 2001 resulted in declines in the market values of assets supporting our variable life insurance and annuity products, which in turn resulted in lower expectations regarding our estimated future gross profits from fee-based income. As a result, we recorded a higher level of DAC amortization in 2001 for these products. DAC is also subject to periodic recoverability testing.

Reserves For Contingencies

A contingency is an existing condition that involves a degree of uncertainty that will ultimately be resolved upon the occurrence of future events. Under GAAP, reserves for contingencies are required to be established when the future event is probable and its impact can be reasonably estimated. An example is the establishment of a reserve for losses in connection with an unresolved legal matter. The initial reserve reflects management's best estimate of the probable cost of ultimate resolution of the matter and is revised accordingly as facts and circumstances change and, ultimately, when the matter is brought to closure. Another example is the actual execution of a definitive management commitment to exit or restructure a business. When management formally commits to such an action, reserves are established based on the estimated cost of executing the action. These would typically include severance and employee benefit costs, facilities closure costs, and certain other direct incremental costs. For example, we established such reserves in connection with our disposition of our former healthcare business (see Note 3 to the Consolidated Financial Statements) and the restructuring of the capital markets business of Prudential Securities (see Note 4 to the Consolidated Financial Statements). The initial establishment of these reserves reflected management's best estimate of the ultimate costs. Our results for subsequent periods reflected changes in these estimates to the extent that the actual costs of carrying out the plans were different from our original estimates.

Other Significant Estimates

In addition to the items discussed above, the application of GAAP requires management to make other estimates and assumptions. For example, accounting for pension and other postretirement and postemployment benefits requires estimates of future returns on plan assets, expected increases in compensation levels and trends in health care costs. These are discussed in Note 16 to the Consolidated Financial Statements. Another example is the recognition of deferred tax assets, which depends on management's assumption that future earnings will be sufficient to realize the deferred benefit. This is discussed in Note 17 to the Consolidated Financial Statements.

Consolidated Results of Operations

In managing our business, we analyze our operating performance by separately considering our Financial Services Businesses and our Closed Block Business. In addition, within the Financial Services Businesses, we analyze our operating performance using a non-GAAP measure we call "adjusted operating income." Prior to the date of demutualization, we also analyzed results of our Traditional Participating Products segment based on this non-GAAP measure. We calculate adjusted operating income by adjusting our income from continuing operations before income taxes to exclude certain items. The items excluded are:

- realized investment gains, net of losses and related charges;
- sales practices remedies and costs;
- the gains, losses and contribution to income/loss of divested businesses that we have sold but that do not qualify for "discontinued operations" accounting treatment under GAAP; and
- demutualization costs and expenses.

Wind-down businesses that we have not divested remain in adjusted operating income. We exclude our discontinued healthcare operations from income from continuing operations before income taxes.

The excluded items are important to an understanding of our overall results of operations. You should not view adjusted operating income as a substitute for net income determined in accordance with GAAP, and you should note that our definition of adjusted operating income may differ from that used by other companies. However, we believe that the presentation of adjusted operating income as we measure it for management purposes enhances the understanding of our results of operations by highlighting the results from ongoing operations and the underlying profitability of our businesses. We exclude realized investment gains, net of losses and related charges, from adjusted operating income, because the timing of transactions resulting in recognition of gains or losses is largely at our discretion and the amount of these gains or losses is heavily influenced by and fluctuates in part according to the availability of market opportunities. Including the fluctuating effects of these transactions could distort trends in the underlying profitability of our businesses. We exclude sales practices remedies and costs because they relate to a substantial and identifiable non-recurring event. We exclude the gains and losses and contribution to income/loss of divested businesses because, as a result of our decision to dispose of these businesses, these results are not relevant to the profitability of our ongoing operations and could distort the trends associated with our ongoing operations. We also exclude demutualization costs and expenses because they are directly related to our demutualization and could distort the trends associated with our business operations.

In the discussion below of our consolidated results of operations, we separately discuss income from continuing operations before income taxes and adjusted operating income for the Financial Services Businesses, as well as the divisions thereof and Corporate and Other operations, and the Closed Block Business. We also discuss the items excluded from adjusted operating income, *i.e.*, realized investment gains, sales practices remedies and costs, demutualization costs and expenses and divested businesses, as well as items not included in income from continuing operations before taxes, *i.e.*, taxes and discontinued operations. Realized investment gains and losses are allocated between the Financial Services Businesses and the Closed Block Business. Sales practices remedies and costs and divested businesses are allocated entirely to the Financial Services Businesses. For purposes of analyzing our results, taxes and discontinued operations are not allocated to our segments or divisions. Following this consolidated discussion, you will find a detailed discussion of our results of operations by division and by the segments of each division, as well as the Closed Block Business.

Net Income

2001 to 2000 Annual Comparison. On a consolidated basis net income decreased $552 million from income of $398 million in 2000 to a loss of $154 million in 2001. The decrease reflects a $954 million decrease in income from continuing operations before income taxes, partially offset by a $463 million decrease in the related provision for income taxes as discussed below under "—Taxes." Our $154 million net loss in 2001 included a net loss of $506 million for the fourth quarter of 2001. The $506 million net loss reflects a loss from continuing operations before income taxes of $609 million, including net realized investment losses of $435 million, demutualization costs and expenses of $389 million, and adjusted operating income of $320 million.

The $954 million decrease in income from continuing operations before income taxes resulted from a $142 million decrease from the Financial Services Businesses and a $812 million decrease from the Closed Block Business. The $142 million decrease from the Financial Services Businesses came primarily from a $534 million decline from our U.S. Consumer division, a $244 million decline from our Employee Benefits division, and an $66 million decline from our Asset Management division, partially offset by an increase of $159 million from our International division and a $543 million reduction in losses from Corporate and Other operations.

The $534 million decline from our U.S. Consumer division, the $244 million decline from our Employee Benefits division and the $66 million decline from our Asset Management division came primarily from decreases in adjusted operating income. The $159 million increase from our International division came from an increase in adjusted operating income. Results for our International division include the results of Gibraltar Life, which we acquired in April 2001, from April 2, 2001 through November 30, 2001. The $543 million reduction in losses from Corporate and Other operations came primarily from a $467 million increase in realized investment gains, net of losses, and a $489 million decrease in losses from divested businesses which were partially offset by a $445 million increase in demutualization costs and expenses and a $32 million improvement in adjusted operating income.

Net income on an equivalent share basis assumes that shares issued in the demutualization and the initial public offering were outstanding for all periods and does not reflect adjustments to earnings for demutualization or related transactions. Net income per equivalent share of Common Stock, which reflects the performance of the Financial Services Businesses, decreased to 52 cents per equivalent Common Share for the year ended December 31, 2001, from 53 cents per equivalent Common Share for the year ended December 31, 2000. Also on an equivalent share basis, net income per equivalent share of the Class B Stock, which reflects the performance of the Closed Block Business, decreased to a loss of $228.00 per equivalent share of Class B Stock for the year ended December 31, 2001, from income of $43.50 per equivalent share of Class B Stock for the year ended December 31, 2000. The decrease in net income per equivalent share of the Common Stock and Class B Stock from 2000 to 2001 reflects the decline in net income of the Financial Services Businesses and Closed Block Business as discussed above.

See "—Adjusted Operating Income" below for a discussion of the adjusted operating income results of our divisions, Corporate and Other operations and our Closed Block Business.

See "—Realized Investment Gains" below for a discussion of realized investment gains, net of losses, and charges related to net realized investment gains.

Terrorist Attacks on the United States
Our losses from insurance claims arising in connection with the September 11, 2001 terrorist attacks, after release of existing reserves and reinsurance recoveries, had a negative effect on adjusted operating income and income from continuing operations before income taxes of approximately $37 million, and on net income of approximately $23 million, for 2001. These insurance losses are based on gross losses of approximately $172 million from group life, individual life, and property and casualty insurance claims. Approximately $27 million of the negative impact on adjusted operating income and income from continuing operations before income taxes related to the Financial Services Businesses, primarily in the Individual Life Insurance segment. The remainder of the losses related to the Closed Block Business.

We suffered no material injury to our personnel or properties used in our business operations from the attacks.

2000 to 1999 Annual Comparison. Net income decreased $415 million, or 51%, from $813 million in 1999 to $398 million in 2000. This decrease reflects a $1.528 billion decrease in income from continuing operations before income taxes, partially offset by a $636 million decrease in the related provision for income taxes as discussed below under "—Taxes." Additionally, net income for 2000 included $77 million of income resulting from a reduction in our loss on disposal of our discontinued healthcare operations, while 1999 net income included a $400 million increase in our loss on disposal of these operations, as discussed below under "—Discontinued Operations."

The $1.528 billion decrease in income from continuing operations before income taxes resulted from a $1.377 billion decrease from the Financial Services Businesses and a $151 million decrease from the Closed Block Business. The $1.377 billion decrease from the Financial Services Businesses came primarily from a $1.335 billion decline from Corporate and Other operations and a $216 million decline from our Employee Benefits division, partially offset by an $85 million increase from our U.S. Consumer division and a $65 million increase from our International division. The $1.335 billion decline from Corporate and Other operations came primarily from a $637 million decline in realized investment gains, net of losses, and from a $643 million decline from the former lead-managed underwriting and institutional fixed income businesses of Prudential Securities, which we include in "divested businesses." The $216 million decline from our Employee Benefits division came primarily from a $203 million decline in realized investment gains, net of losses and related charges. The $85 million increase from our U.S. Consumer division came primarily from a $73 million increase in adjusted operating income. The $65 million increase from our International division reflected an $89 million increase in adjusted operating income.

Adjusted Operating Income

2001 to 2000 Annual Comparison. On a consolidated basis, adjusted operating income decreased $569 million, or 25%, from $2.268 billion for 2000 to $1.699 billion for 2001. Our adjusted operating income for the fourth quarter of 2001 was $320 million, reflecting adjusted operating income of $173 million for the Financial Services Businesses and $147 million for the Closed Block Business. Adjusted operating income in the Financial Services Businesses for the fourth quarter of 2001 reflected declines in results in the U.S. Consumer and Employee Benefits divisions compared to prior periods of 2001. The decrease for the year ended December 31, 2001 came from a $458 million decrease from the Financial Services Businesses, and a $111 million decrease from the Closed Block Business. Adjusted operating income of our Financial Services Businesses for 2001 includes $262 million, which represents Gibraltar Life's results from April 2, 2001 through November 30, 2001.

Adjusted operating income of our Financial Services Businesses decreased $458 million, or 27%, from 2000 to 2001. The decrease came primarily from decreases of $430 million from our U.S. Consumer division and $204 million from our Employee Benefits division, partially offset by a $201 million increase in adjusted operating income from our International division, including the $262 million contribution of Gibraltar Life in 2001.

The $430 million decrease in adjusted operating income from our U.S. Consumer division came primarily from a $476 million decrease from the Private Client Group segment. The $204 million decrease in adjusted operating income from our Employee Benefits division came from declines in both segments in the division.

Adjusted operating income of the Closed Block Business decreased $111 million, or 20%, from 2000 to 2001, primarily from a $144 million reserve for unreported death claims and related expenses and a decline in net investment income resulting from the transfer of assets previously associated with our Traditional Participating Products segment to the Financial Services Businesses in connection with the establishment of the Closed Block Business on the date of demutualization. These declines were partially offset by a reduction in the charge for policyholder dividends, which excludes the portion of the dividend related to net realized investment gains, a reduction in amortization of deferred policy acquisition costs and a decline in operating expenses.

2000 to 1999 Annual Comparison. On a consolidated basis, adjusted operating income increased $263 million, or 13%, from 1999 to 2000. The increase came from a $231 million increase from the Closed Block Business and a $32 million increase from the Financial Services Businesses.

Adjusted operating income of our Financial Services Businesses increased $32 million, or 2%, from 1999 to 2000. The increase came primarily from increases of $89 million from our International division and $73 million from our U.S. Consumer division, partially offset by a $141 million decrease from Corporate and Other operations.

The $89 million increase in adjusted operating income from our International division came primarily from a $78 million increase from the International Insurance segment. The $73 million increase in adjusted operating income from our U.S. Consumer division came primarily from an increase of $65 million from the Retail Investments segment. The $141 million decrease from Corporate and Other operations came primarily from corporate-level activities, which included a one-time benefit of $114 million recognized in 1999 as a result of a reduction of recorded liabilities for our own employee benefits.

Adjusted operating income of the Closed Block Business increased $231 million, or 73%, from 1999 to 2000, primarily as a result of an increase in investment income net of interest expense and a decline in operating expenses.

Realized Investment Gains

We have frequently used an active management strategy for a significant portion of our public fixed maturity investment portfolio to maximize the overall return on our investments, subject to our adjusted operating income objectives. The implementation of this strategy resulted in significant realized investment losses in 2000 and 1999. When applied during a period of generally declining interest rates, we expect that using this strategy will result in lower investment income partially offset by realized investment gains. Conversely, when applied during a period of generally rising interest rates, we expect that using this strategy will result in increased investment income offset by realized investment losses. The amount of our gains or losses also depends on relative value opportunities and other variables. In consideration of our adjusted operating income objectives, and other factors, we may choose, at times, to constrain our active management and, therefore, the magnitude of realized investment gains or losses.

In addition, we require most issuers of private fixed maturity securities to pay us make-whole yield maintenance payments when they prepay the securities. Prepayment levels are also driven by the interest rate environment and other factors not within our control. The prepayment of private fixed maturities we held contributed realized investment gains of $155 million in the year ended December 31, 2001, $74 million in 2000 and $155 million in 1999.

Realized investment gains, net of losses, also includes impairments on fixed income and equity assets, which we recognize on an ongoing basis. The level of impairments generally reflects economic conditions, and is expected to increase when economic conditions worsen and to decrease when economic conditions improve.

We use derivative contracts to hedge the risk that changes in interest rates or foreign currency exchange rates will affect the market value of certain investments. The vast majority of these derivative contracts do not qualify for hedge accounting and, consequently, we recognize the changes in fair value of such contracts from period to period in current earnings, although we do not necessarily treat the underlying assets the same way. Accordingly, our hedging activities contribute significantly to fluctuations in realized investment gains and losses.

The comparisons below discuss realized investment gains net of losses and related charges. These charges relate to policyholder dividends, DAC, and reserves for future policy benefits. Net realized investment gains is one of the elements that we consider in establishing the domestic dividend scale and in providing for dividends to Gibraltar Life policyholders, and the related charge for dividends to policyholders represents the estimated portion of our expense charge for policyholder dividends that is attributable to net realized investment gains that we consider in determining our dividend scale and the Gibraltar Life dividends. See "—Results of Operations for Financial Services Businesses by Division and Closed Block Business" below. We amortize deferred policy acquisition costs for interest sensitive products based on estimated gross profits, which include net realized investment gains on the underlying invested assets, and the related charge for amortization of deferred policy acquisition costs represents the amortization related to net realized investment gains. We adjust the reserves for some of our policies when cash flows related to these policies are affected by net realized investment gains, and the related charge for reserves for future policy benefits represents that adjustment. The changes in these related charges from one period to another may be disproportionate to the changes in realized investment gains, net of losses, because the indicated reserve adjustments relate to realized investment gains, but not losses, evaluated over several periods, and because realized investment gains and losses are reflected in the dividend scale over a number of years.

2001 to 2000 Annual Comparison. For the Financial Services Businesses, realized investment gains, net of losses and related charges, increased $272 million, from a net loss of $408 million in 2000 to a net loss of $136 million in 2001. The net realized investment loss of the Financial Services Businesses for 2001 reflected impairments recognized of $557 million, and $196 million of losses on disposal of substantially all of the Enron holdings of the Financial Services Businesses. For the Closed Block Business, realized investment gains, net of losses and related charges, declined $701 million, from a net loss of $354 million in 2000 to a net loss of $1.055 billion in 2001. The net realized investment loss of the Closed Block Business for 2001 reflected impairments recognized of $475 million, and $160 million of losses on disposal of substantially all of the Enron holdings of the Closed Block Business.

On a consolidated basis, realized investment gains, net of losses and related charges, declined $429 million, from a net loss of $762 million in 2000 to a net loss of $1.191 billion in 2001. Realized investment losses, net of gains but excluding related charges, declined $417 million, from a net loss of $288 million in 2000 to a net loss of $705 million in 2001. Charges related to net realized investment gains and losses amounted to $474 million in 2000 and $486 million in 2001. These charges did not change proportionately with the change in realized investment gains, net of losses, from 2000 to 2001 for the reasons described above.

On a consolidated basis, we realized net losses of $639 million on fixed maturity investments in 2001, compared to net losses of $ 1.066 billion in 2000. During 2001, we recognized impairments on fixed maturities totaling $777 million and realized additional losses of $356 million on the sale of substantially all of our Enron holdings. These impairments and losses were partially offset by realized gains of $494 million primarily from sales and prepayments of fixed maturities in an environment of lower interest rates than when the securities were purchased. The net losses in 2000 came primarily from fixed maturity investment sales in an environment of higher interest rates than those when the securities were purchased as well as impairments we recorded on fixed maturity investments totaling $540 million. The effect of economic and market conditions is uncertain and could result in additional impairments. We realized net losses on equity securities of $245 million in 2001, compared to net gains of $450 million in 2000, as we benefited in 2000 from more favorable equity market conditions, particularly during the early part of the year, and we disposed of appreciated equity securities as part of a portfolio rebalancing program. We recorded net investment gains on derivatives of $126 million in 2001 and $165 million in 2000.

2000 to 1999 Annual Comparison. For the Financial Services Businesses, realized investment gains, net of losses and related charges, declined $852 million from a net gain of $444 million in 1999 to a net loss of $408 million in 2000. For the Closed Block Business, realized investment gains, net of losses and related charges, declined $382 million, from a net gain of $28 million in 1999 to a net loss of $354 million in 2000.

On a consolidated basis, realized investment gains, net of losses and related charges, declined $1.234 billion, from a net gain of $472 million in 1999 to a net loss of $762 million in 2000. Realized investment gains, net of losses but excluding related charges, declined $1.212 billion, from a net gain of $924 million in 1999 to a net loss of $288 million in 2000. Charges related to net realized investment gains and losses were essentially unchanged, amounting to $452 million in 1999 and $474 million in 2000. These charges did not change proportionately with the change in realized investment gains, net of losses, in 2000 from 1999 for the reasons described above.

We realized losses of $1.066 billion on fixed maturity investments in 2000 and $557 million in 1999. These net realized losses reflected the impact of fixed maturity investment sales in environments of higher interest rates than those when the securities were purchased. The $509 million increase in fixed maturity realized losses in 2000 from 1999 came primarily from a portfolio strategy we implemented to sell securities with lower investment income yields underlying some of our long-duration products in the Other Employee Benefits segment and in our debt-financed corporate investment portfolio, reinvesting the proceeds in higher yielding securities, and from increased impairments in 2000. We recognized impairments on fixed maturity investments of $540 million in 2000, primarily on publicly traded high yield and other corporate bonds, compared to $266 million in 1999. We realized net gains on sales of equity securities of $450 million in 2000, compared to $223 million in 1999. We realized net gains from disposals of direct real estate and real estate related joint ventures of $149 million in 2000 compared to $703 million in 1999, reflecting several major transactions that closed in 1999. We recorded net investment gains of $165 million on derivatives during 2000, compared to net gains of $305 million in 1999.

Sales Practices Remedies and Costs

As of December 31, 2001, we have provided $4.405 billion before tax, equivalent to $2.850 billion after tax, for both the cost of remedies to be provided to life insurance policyholders under the remediation process required under the principal sales practices class action settlement to which we are a party and additional sales practices costs and expenses. We believe we are fully reserved and we have not recorded any incremental charges since 1999. These costs include estimated administrative costs related to the remediation program and its accompanying alternative dispute resolution process, regulatory fines, penalties and related payments, litigation costs and settlements, including settlements associated with the resolution of claims of deceptive sales practices asserted by policyholders who elected to "opt-out" of the class action settlement and litigate their claims against us separately, as well as other associated fees and expenses, which we refer to in the aggregate as additional sales practices costs.

Charges associated with the cost of remedying policyholder claims and additional sales practices costs have been adjusted from year to year, beginning in 1996. No additional net charges have been recorded since 1999. The charges from year to year primarily reflected the increased availability over time of more specific information about the number of policyholder claims received and remedied, the accrued interest associated with claim relief, other factors affecting both the cost of remedies and the cost to us of administering the remediation program, and the cost of resolving "opt out" litigation as described above. See Note 21 to the Consolidated Financial Statements for a further description of these charges.

The charges related to our estimated costs of sales practices remedies and additional sales practices costs and the related liability balances at the dates indicated are shown below.

	Year Ended December 31,					
	2001	2000	1999	1998	1997	1996
				(in millions)		
Liability balance at beginning of period	$253	$891	$3,058	$2,553	$ 963	$ —
Charges to expense, pre-tax:						
Remedy costs	—	(54)	(99)	510	1,640	410
Additional sales practices costs	—	54	199	640	390	715
Total charges to expense	—	—	100	1,150	2,030	1,125
Amounts paid or credited:						
Remedy costs	71	448	1,708	147	—	—
Additional sales practices costs	130	190	559	498	440	162
Total amount paid or credited	201	638	2,267	645	440	162
Liability balance at end of period	$ 52	$253	$ 891	$3,058	$2,553	$ 963

See Note 21 to the Consolidated Financial Statements for a description of the life insurance sales practices litigation.

While a portion of the sales practices remedies have been in the form of policy credits or enhancements, the major portion of the total cost for sales practices remedies and additional sales practices costs have resulted in cash disbursements. The cash outflows from these disbursements have reduced our invested assets and consequently have reduced our investment income. We included the investment income from the assets used to satisfy the sales practices remedies and additional sales practices costs prior to their disbursement in our adjusted operating income for Corporate and Other operations. The $4.4 billion of cash disbursements do not include the cash flow from surrenders associated with the implementation of the sales practices remediation program, which are discussed under "—Results of Operations for Financial Services Businesses by Division and Closed Block Business—Closed Block Business—Policy Surrender Experience."

Divested Businesses

Our income from continuing operations includes results from several businesses that we have divested but that under generally accepted accounting principles do not qualify for "discontinued operations" treatment in our income statement. Our results from divested businesses primarily relate to the former lead-managed equity underwriting for corporate issuers and institutional fixed income businesses of Prudential Securities and the operations of Gibraltar Casualty Company, a commercial property and casualty insurer that we sold in September 2000, as well as obligations we retained or agreed to in the transactions to sell our other divested businesses. The lead-managed equity underwriting for corporate issuers and institutional fixed income businesses of Prudential Securities recorded pre-tax losses of $159 million in the year ended December 31, 2001, and $620 million in 2000, and pre-tax income of $23 million in 1999. The losses in 2001 came primarily from deterioration in the value of collateralized receivables that we are in the process of liquidating, which are related to these businesses, and wind-down costs. The losses from these operations in 2000 came primarily from charges of $476 million associated with our termination and wind-down of these activities. Gibraltar Casualty recorded pre-tax losses of $7 million in 2000 and $72 million in 1999. The 1999 losses are attributable to increased reserves for environmental and asbestos-related claims resulting primarily from an increase in the number of lawsuits being filed against manufacturers of asbestos-related products. The remainder of our results from divested businesses are attributable to our remaining obligations with respect to our divested residential mortgage banking business, a benefits plan administration business we sold in 1998, and a Canadian life insurance subsidiary that we sold in May 2000.

Demutualization Costs and Expenses

We incurred costs and expenses related to demutualization totaling $588 million in the year ended December 31, 2001, including $340 million of demutualization consideration paid to our former Canadian branch policyholders, $143 million in 2000, and $75 million in 1999. These costs and expenses are reported separately in our consolidated income statements within income from continuing operations before income taxes. Demutualization expenses consist primarily of the costs of engaging independent accounting, actuarial, investment banking, legal and other consultants to advise us and insurance regulators in the demutualization process and related matters as well as printing and postage for communication with policyholders.

Taxes

A provision of federal tax law applicable to mutual life insurance companies has resulted in significant fluctuations in our effective tax rate. This tax law requires adjustment to the deductible portion of policyholder dividends based on a complex multi-year formula that compares the financial accounting earnings rates of mutual life insurance companies with those of stock life insurers. The actual rate to be applied to a particular tax year is determined by the IRS up to two years after the end of the tax year. Accordingly, for periods prior to our demutualization, we were required to estimate the current year's rate in determining our tax provision for the current year for accounting purposes. When the actual rate was announced by the IRS, we recognized any difference between our estimated rate and the IRS's actual rate in that year. We are no longer subject to this tax after the demutualization. The impact of this tax law as reflected in reported results, including the current year estimate and adjustment of prior year estimates, constitutes the primary reason for the difference between our reported effective tax rates and the statutory rate of 35%. See Note 17 to the Consolidated Financial Statements.

We recorded a net income tax benefit of $57 million in 2001 and an income tax provision of $406 million in 2000. The income tax benefit in 2001 represented 25% of our loss from continuing operations before income taxes, while the income tax provision in 2000 represented 56% of that year's income from continuing operations before income taxes. The net income tax benefit in 2001 was primarily due to a $200 million reduction of the estimated liability for the mutual life insurance company tax, while the income tax provision in 2000 reflected a $100 million provision for this tax. The disparity between our effective tax rates in 2001 and 2000 and the application of the corporate income tax rate of 35% to our income or loss from continuing operations before income taxes is primarily a result of the mutual life insurance company tax and the inclusion of demutualization costs and expenses within income or loss from continuing operations before income taxes.

Our income tax provisions amounted to $406 million for 2000 and $1.042 billion for 1999. The income tax provisions represented 56% of income from continuing operations before income taxes in 2000 and 46% of income from continuing operations before income taxes in 1999. This increase in the effective rate was due primarily to the mutual life insurance company tax discussed above and an increase in demutualization expenses.

Discontinued Operations

In December 1998, we entered into a definitive agreement to sell our healthcare operations as described in Note 3 to the Consolidated Financial Statements. The sale was completed in August 1999. Net losses from these operations, after related income tax benefits, were $521 million in 1998, including a $223 million loss on disposal. We recognized an additional loss on disposal of these operations during 1999 amounting to $400 million after related tax benefits. Higher than anticipated operating losses prior to the closing date, resulting principally from adverse claims experience, and the impact of this experience on our evaluation of our obligations under our agreement to make payments to the purchaser of our healthcare operations if the medical loss ratio exceeds specified levels, caused the additional loss. In 2000, upon completion of the period covered by that agreement and comparing other costs we incurred related to the healthcare disposal to those estimated in 1998 and 1999, we reduced the loss on disposal by $77 million, after related income taxes. In 2001, we further reduced the loss on disposal by $16 million, after related income taxes, upon completing the negotiation of the final medical loss ratio settlement in December 2001. While we believe that, as of December 31, 2001, we have adequately reserved in all material respects for remaining costs and liabilities associated with our healthcare business, we might incur additional charges that might be material to our results of operations.

Results of Operations for Financial Services Businesses by Division and Closed Block Business

In managing our business, we analyze our operating performance using "adjusted operating income," which is a non-GAAP measure that excludes certain items as described above under "—Consolidated Results of Operations." The following table, prepared on that basis, sets forth the revenues, adjusted operating income and income from continuing operations before income taxes for each of our four divisions and for Corporate and Other operations, including consolidating adjustments, which together comprise our Financial Services Businesses, and for our Closed Block Business, for the years ended December 31, 2001, 2000 and 1999, as well as their assets as of those dates.

	As of or for Year Ended December 31,		
	2001	2000	1999
	(in millions)		
Revenues(1):			
Financial Services Businesses:			
U.S. Consumer	$ 7,644	$ 8,026	$ 7,563
Employee Benefits	5,912	5,686	5,442
International	4,694	2,624	2,102
Asset Management	1,272	1,344	1,141
Corporate and Other	103	205	509
Total Financial Services Businesses	19,625	17,885	16,757
Closed Block Business (2)	8,271	8,638	8,376
Total	$ 27,896	$ 26,523	$ 25,133
Adjusted operating income(3):			
Financial Services Businesses:			
U.S. Consumer	$ 310	$ 740	$ 667
Employee Benefits	183	387	400
International	523	322	233
Asset Management	219	276	252
Corporate and Other	28	(4)	137
Total Financial Services Businesses	1,263	1,721	1,689
Closed Block Business (2)	436	547	316
Total	$ 1,699	$ 2,268	$ 2,005
Income (loss) from continuing operations before income taxes:			
Financial Services Businesses:			
U.S. Consumer	$ 210	$ 744	$ 659
Employee Benefits	25	269	485
International	466	307	242
Asset Management	211	277	253
Corporate and Other	(520)	(1,063)	272
Total Financial Services Businesses	392	534	1,911
Closed Block Business (2)	(619)	193	344
Total	$ (227)	$ 727	$ 2,255
Assets:			
Financial Services Businesses:			
U.S. Consumer	$ 71,231	$ 73,223	$ 78,235
Employee Benefits	72,767	75,817	73,955
International(4)	41,401	10,370	9,275
Asset Management	28,357	30,602	25,558
Corporate and Other	17,549	12,814	29,498
Total Financial Services Businesses	231,305	202,826	216,521
Closed Block Business (2)	61,725	69,927	68,573
Total	$293,030	$272,753	$285,094

(1) Revenues exclude realized investment gains, net of losses, and revenues from divested businesses.

(2) Amounts shown for the Closed Block Business represent results of the Traditional Participating Products segment for periods prior to the date of demutualization.

(3) Adjusted operating income equals revenues as defined above in footnote (1) less benefits and expenses excluding (i) the impact of net realized investment gains on deferred acquisition cost amortization, reserves and dividends to policyholders; (ii) sales practices remedies and costs; (iii) the benefits and expenses from divested businesses; and (iv) demutualization costs and expenses.

(4) Assets of our International division at December 31, 2001 include assets of Gibraltar Life, which we acquired in April 2001, amounting to $30.238 billion.

U.S. Consumer Division

The U.S. Consumer division generates income from premiums, as well as fee-based revenues and spread income, through the Individual Life Insurance, Retail Investments and Property and Casualty Insurance segments. Premiums and investment income are received by the Individual Life Insurance and Property and Casualty Insurance segments on insurance products and by the Retail Investments segment on some of its annuity products. Products and services that generate fee-based revenue include mutual funds, variable annuities, variable life insurance and wrap-fee products. The latter fee-based revenues consist primarily of asset management fees, account servicing fees and risk charges. The Retail Investments segment receives fees and investment income from retail investment products. Additionally, the securities brokerage operations that account for the major portion of revenues of the Private Client Group segment generate revenues from client commissions, asset management and portfolio service fees, and net interest revenues derived primarily from margin lending to customers, as well as sales credits related to transactions with retail customers associated with equity and fixed income sales and trading operations. We also earn trading revenues from our fixed income trading operations which are incidental to our retail operations. We include fee-based revenues in the line captioned "Commissions and other income" or "Policy charges and fee income" in our consolidated statements of operations. The Private Client Group segment also includes our consumer banking operations.

We seek to earn spread income in our general account on various products. Spread income is the difference between our return on the investments supporting the products net of expenses and the amounts we credit to our contractholders. Products that generate spread income primarily include the general account insurance products of the Individual Life Insurance segment, and fixed annuities and the fixed-rate option of variable annuities of the Retail Investments segment. We include revenues from these products, other than premiums received from policyholders, primarily in the line captioned "Net investment income" in our consolidated statements of operations.

The Individual Life Insurance and Private Client Group segments pay the expenses of their own proprietary sales forces for distribution of products. Additionally, the Retail Investments segment pays the Individual Life Insurance and Private Client Group segments for distribution of its products by Prudential Agents and Financial Advisors. The Individual Life Insurance, Retail Investments and Property and Casualty Insurance segments also pay our Investment Management and Advisory Services segment for management of proprietary assets which include the general account investments that support our Individual Life Insurance, Retail Investments and Property and Casualty Insurance segments, as well as most of the assets supporting our separate account life insurance and annuity products such as variable life insurance and annuities. These fees result in expenses to the segments of the U.S. Consumer division and revenues to the Asset Management division. We reflect all of the intra-company asset management services at rates that we determine with reference to market rates.

In recent years, sales in our individual life insurance business, as measured by both number of policies and premiums, have generally declined or not grown significantly. This trend is due in part to a continuing decline in the number of Prudential Agents. We believe that the decline in Prudential Agents results, in part, from our implementation of higher productivity standards associated with measures we have taken to reduce the cost structure of our proprietary distribution channel. This trend in sales has had an adverse impact on premiums, primarily from new business, and adjusted operating income. We are seeking to improve performance by taking steps to refocus the Prudential Agent sales force on the mass affluent market and to continue to improve productivity of the proprietary distribution channel, and to expand third-party distribution of our products. However, we cannot predict whether these steps will succeed or have the desired effects.

Prior to 2001, we experienced net redemptions in our proprietary retail investment products due in substantial part to turnover among experienced Financial Advisors and our focus on the value style of investment management in our equity mutual funds. The impact of these outflows was partially offset by higher revenues resulting from market appreciation of remaining assets, which produced increases in assets under management in 1999 and 2000. Over the last several years, we began to diversify the focus of our investment products and we have been building investment manager choice into most of our Retail Investments products. This advised choice approach allows us to offer customers investment alternatives advised by third parties in our products and asset management styles that we might not otherwise offer. Our Retail Investments wrap-fee assets increased to $19.6 billion at December 31, 2000, from $16.7 billion a year earlier and $11.5 billion at December 31, 1998. We believe these increases reflect increased marketplace emphasis on products that provide customers a broader choice of investments. At December 31, 2001, wrap-fee assets decreased to $18.0 billion, reflecting market value declines during 2001. We believe the continuing turnover among domestic Financial Advisors is due in part to the lack of a stock-based compensation program. In 1999 this turnover increased due in part to greater industry competition for productive Financial Advisors. We have taken actions to stabilize the Financial Advisor force, including our implementation, effective

January 1, 2000, of an equity-market-linked, voluntary long-term deferred compensation plan, and our introduction of an aggressive recruiting effort targeting experienced Financial Advisors, including recruiting and retention incentives. We expect that these programs will contribute to improvement of our turnover rates over time, although there can be no assurance of this.

We have taken actions to reduce the operating cost structures and overhead levels of the businesses of the U.S. Consumer division. In the Individual Life Insurance segment, a program to restructure our field management and agency structure resulted in a reduction in the number of sales territories, establishing a smaller number of larger field offices, and eliminated approximately 1,700 management and non-agent positions. In the Private Client Group segment, we have taken actions in 2001 to reduce staffing levels, occupancy costs, and other overhead costs. We have also taken actions in the Property and Casualty Insurance segment to reduce staffing levels and overhead costs. While there can be no assurance that our anticipated cost reductions will be fully achieved, we believe that these initiatives will reduce operating expenses, excluding certain non-interest expenses in the Private Client Group segment, below 2000 levels by more than $320 million on an annual basis in 2002, and that reduced expenses resulting from these initiatives will benefit results thereafter. Adjusted operating income of the U.S. Consumer division benefited in 2001 from a reduction in operating expenses, associated with these initiatives, of approximately $170 million as compared to 2000, primarily in the Individual Life Insurance segment. We believe that the remainder of the anticipated reduction in operating expenses will benefit adjusted operating income of the U.S. Consumer division in 2002 as compared to 2001. Expenses incurred to achieve these reductions were about $175 million in 2001.

Most of our variable life insurance, variable annuity and wrap-fee products include investment alternatives that are managed by third parties. The Individual Life Insurance and Retail Investments segments pay investment management fees to the third-party managers for the funds invested through these non-proprietary options. We also sponsor mutual funds that have third-party advisors. Because of these arrangements, our assets under management and administration that are invested through non-proprietary options and our proprietary funds that are managed by third parties may offer lower profitability than the assets we manage directly.

Division Results

The following table and discussion present the U.S. Consumer division's results based on our definition of adjusted operating income, which is a non-GAAP measure, as well as income from continuing operations before income taxes, which is prepared in accordance with GAAP. As shown below, adjusted operating income excludes realized investment gains, net of losses and related charges. The excluded items are important to an understanding of our overall results of operations. You should not view adjusted operating income as a substitute for income from continuing operations determined in accordance with GAAP, and you should note that our definition of adjusted operating income may differ from that used by other companies. However, we believe that the presentation of adjusted operating income as we measure it for management purposes enhances the understanding of our results of operations by highlighting the results from ongoing operations and the underlying profitability factors of our businesses. We exclude realized investment gains, net of losses and related charges, from adjusted operating income because the timing of transactions resulting in recognition of gains or losses is largely at our discretion and the amount of these gains or losses is heavily influenced by and fluctuates in part according to the availability of market opportunities. Including the fluctuating effects of these transactions could distort trends in the underlying profitability of our businesses.

	Year Ended December 31,		
	2001	2000	1999
	(in millions)		
Division operating results:			
Revenues(1)	$7,644	$8,026	$7,563
Benefits and expenses(2)	7,334	7,286	6,896
Adjusted operating income	$ 310	$ 740	$ 667
Adjusted operating income by segment:			
Individual Life Insurance	$ 273	$ 114	$ 117
Private Client Group	(239)	237	224
Retail Investments	181	239	174
Property and Casualty Insurance	95	150	152
Total	310	740	667
Items excluded from adjusted operating income:			
Realized investment gains, net of losses and related charges:			
Realized investment gains (losses), net	(112)	2	(9)
Related charges(3)	12	2	1
Total realized investment gains, net of losses and related charges	(100)	4	(8)
Income from continuing operations before income taxes	$ 210	$ 744	$ 659

(1) Revenues exclude realized investment gains, net of losses.
(2) Benefits and expenses exclude the impact of net realized investment gains on deferred acquisition cost amortization and reserves.
(3) Related charges consist of the following:

	Year Ended December 31,		
	2001	2000	1999
	(in millions)		
Reserves for future policy benefits	$ (1)	$ (4)	$ —
Amortization of deferred policy acquisition costs	13	6	1
Total	$ 12	$ 2	$ 1

2001 to 2000 Annual Comparison. Adjusted operating income of our U.S. Consumer division decreased $430 million, or 58%, in 2001 from 2000. The decline resulted primarily from a decrease in adjusted operating income in our Private Client Group segment. Income from continuing operations before income taxes decreased $534 million, or 72%, primarily as a result of the decrease in adjusted operating income.

2000 to 1999 Annual Comparison. Adjusted operating income of our U.S. Consumer division increased $73 million, or 11%, in 2000 from 1999. The increase came primarily from an increase in adjusted operating income from our Retail Investments segment. Income from continuing operations before income taxes increased $85 million, or 13%, primarily as a result of the increase in adjusted operating income.

Individual Life Insurance

Operating Results

The following table sets forth the Individual Life Insurance segment's operating results for the periods indicated.

	Year Ended December 31,		
	2001	2000	1999
	(in millions)		
Operating results:			
Revenues(1)	$1,919	$1,828	$1,703
Benefits and expenses	1,646	1,714	1,586
Adjusted operating income	$ 273	$ 114	$ 117

(1) Revenues exclude realized investment gains, net of losses.

Adjusted Operating Income

2001 to 2000 Annual Comparison. Adjusted operating income increased $159 million in 2001 from 2000. The increase came primarily from a $183 million decrease in operating expenses. The decrease in operating expenses came primarily from savings that we have begun to realize from our field management and agency restructuring program as described above and lower program implementation costs, which amounted to $90 million in 2001 and $107 million in 2000. Implementation costs for this program were substantially completed in 2001. Additionally, in 2000 we recorded a $23 million one-time increase in reserves related to a portion of our variable life insurance business in force. However, amortization of deferred policy acquisition costs increased $60 million in 2001 from 2000, and we recorded net losses of $25 million from insurance claims arising from the September 11, 2001 terrorist attacks on the United States.

2000 to 1999 Annual Comparison. Adjusted operating income was essentially unchanged in 2000 from 1999. Growth in our base of term products in force resulted in an increase in premium revenues, and investment income increased due to the larger base of general account assets and an increased investment yield. However, these increases were essentially offset by a one-time increase in reserves related to a portion of our variable life insurance business in force.

Revenues

2001 to 2000 Annual Comparison. Revenues, as shown in the table above under "—Operating Results," increased $91 million, or 5%, in 2001 from 2000.

Premiums increased $117 million, or 43%, from $270 million in 2000 to $387 million in 2001, due to increased premiums on term insurance we issued, under policy provisions, to customers who previously had lapsing variable life insurance with us.

Policy charges and fees amounted to $1.017 billion in 2001, essentially unchanged from $1.023 billion in 2000.

Net investment income increased $17 million, or 5%, from $374 million in 2000 to $391 million in 2001, primarily from an increase in the base of general account invested assets.

Other income decreased $37 million, or 23%, from $161 million in 2000 to $124 million in 2001, primarily as a result of a decline in sales of non-Prudential products by our agents.

2000 to 1999 Annual Comparison. Revenues increased $125 million, or 7%, in 2000 from 1999. The increase came primarily from a $58 million increase in net investment income and a $28 million increase in premiums.

Premiums increased $28 million, or 12%, from $242 million in 1999 to $270 million in 2000. The increase came primarily from an increase in renewal premiums for our term products, reflecting the increased base of business in force.

Policy charges and fees amounted to $1.023 billion for 2000, relatively unchanged from $1.030 billion in 1999.

Net investment income increased $58 million, or 18%, from $316 million in 1999 to $374 million in 2000. The increase resulted from an increase in the base of general account invested assets and a slight increase in investment yield.

Benefits and Expenses

2001 to 2000 Annual Comparison. Benefits and expenses, as shown in the table above under "—Operating Results," decreased $68 million, or 4%, in 2001 from 2000. A decrease of $183 million in operating expenses, including distribution costs that we charge to expense, was partially offset by a $60 million increase in amortization of deferred policy acquisition costs and a $60 million increase in policyholder benefits and related changes in reserves.

Operating expenses decreased $183 million, from $761 million in 2000 to $578 million in 2001, primarily as a result of savings we began to realize from our program to restructure our field management and agency structure as described above and lower program implementation costs which amounted to $90 million in 2001 and $107 million in 2000. The implementation costs for this program were substantially completed in 2001. While there can be no assurance, based on our evaluation of results through 2001 we believe that these initiatives will reduce operating expenses below 2000 levels by approximately $120 million on an annual basis in 2002, including a reduction of about $30 million below the level of 2001, and that reduced expenses resulting from these initiatives will benefit results thereafter. In addition, we expect these initiatives to eliminate approximately $50 million of costs that would have been capitalized.

Amortization of deferred policy acquisition costs increased $60 million, from $172 million in 2000 to $232 million in 2001, primarily due to declines in market values of the underlying assets on which our fees are based.

Policyholder benefits and related changes in reserves increased $60 million, from $628 million in 2000 to $688 million in 2001, primarily as a result of term insurance we issued under policy provisions to customers who previously had lapsing variable life insurance with us and insurance claims arising from the September 11, 2001 terrorist attacks on the United States. In 2000, policyholder benefits and the related changes in reserves included a reserve increase related to a portion of our variable life insurance business as noted above amounting to $23 million.

2000 to 1999 Annual Comparison. Benefits and expenses increased $128 million, or 8%, in 2000 from 1999. The increase came primarily from an increase in policyholder benefits and related changes in reserves of $121 million, from $507 million in 1999 to $628 million in 2000, as a result of growth in the base of term insurance in force and aging of policies in force as well as the reserve increase related to a portion of our variable life insurance business as noted above amounting to $23 million. Operating expenses, including distribution costs that we charge to expense, were essentially unchanged in 2000 from 1999.

Operating expenses included severance, termination benefits, facilities closure and other costs that we incurred largely in connection with the implementation of the program to restructure our field management and agency structure described above. The expenses related to this program amounted to $107 million in 2000 and $116 million in 1999.

Sales Results

The following table sets forth the Individual Life Insurance segment's sales, as measured by statutory first year premiums and deposits for the periods indicated. These amounts do not correspond to revenues under GAAP. In managing our individual life insurance business, we analyze statutory first year premiums and deposits as well as revenues because statutory first year premiums and deposits measure the current sales performance of the business unit, while revenues reflect, predominantly in our case, the renewal persistency and aging of in force policies written in prior years and net investment income, as well as current sales.

	Year Ended December 31,		
	2001	2000	1999
	(in millions)		
Sales(1):			
Variable life(2)	$427	$328	$301
Term life	43	59	74
Total	$470	$387	$375
Sales by distribution channel(1):			
Prudential Agents	$218	$259	$287
Third-party and other distributors	252	128	88
Total	$470	$387	$375

(1) Statutory first year premiums and deposits.
(2) Includes universal life insurance products.

2001 to 2000 Annual Comparison. Sales of new life insurance, as measured by statutory first year premiums, increased $83 million, or 21%, in 2001 from 2000. The increase came from a $157 million increase in the segment's sales of corporate-owned life insurance products, substantially all of which is sold by the PruSelect third-party distribution channel. Inclusive of these corporate-owned life insurance sales, which totaled $199 million for 2001 including a single $100 million sale, PruSelect accounted for 54% of the Individual Life Insurance segment's sales in 2001, compared to 33% in 2000. Sales by the PruSelect channel, other than corporate-owned life insurance, decreased $33 million, or 38%, in 2001 from 2000. We have begun to expand the focus of PruSelect, which has historically served intermediaries who provide insurance solutions in support of estate and wealth transfer planning for affluent individuals and corporate-owned life insurance for businesses, toward the mass affluent market. We believe the 2001 sales results for the PruSelect channel for products other than corporate-owned life insurance reflected both a reduced level of market demand for individual variable life insurance products during 2001 and our transition to the new focus, which included changes in our underwriting classifications and a reduction in our maximum insurance coverage on a single life. Additionally, we repriced certain term insurance products and introduced two new universal life insurance products in late 2001 to be offered by both the PruSelect distribution channel and Prudential Agents. While there can be no assurance, we believe these actions will result in more favorable risk adjusted return on business written and an opportunity to enhance sales in our selected markets.

The increase in sales through PruSelect was partially offset by a decline in sales from Prudential Agents. The number of Prudential Agents declined to approximately 4,400 at December 31, 2001, from 6,100 at December 31, 2000, as we continued to take actions to increase the productivity standards required to continue agency contracts. Prudential Agent productivity increased slightly to $35,000 in 2001 from $34,700 in 2000. We have not implemented further increases in these productivity standards for periods subsequent to 2001. While there can be no assurance, we believe that maintenance of these standards at their current level will contribute to stabilization in the number of Prudential Agents. We measure Prudential Agent productivity as commissions on new sales of all products, not only life insurance, by Prudential Agents with us for the entire period, divided by the number of those Prudential Agents.

2000 to 1999 Annual Comparison. Sales of new life insurance, as measured by statutory first year premiums, increased $12 million, or 3%, in 2000 from 1999. The increase came from greater unscheduled premiums on variable life insurance products in 2000 and reflected a higher level of third-party sales through our PruSelect third-party distribution channel, which grew by $40 million, or 45%, in 2000 from 1999. PruSelect accounted for 33% of the Individual Life Insurance segment's sales in 2000, compared to 23% of its sales in 1999. The increase in sales through PruSelect was partially offset by a decline in sales from Prudential Agents. We continued to take actions to improve Prudential Agent productivity. The number of Prudential Agents declined to approximately 6,100 at December 31, 2000 compared to approximately 7,800 one year earlier. However, Prudential Agent productivity increased 11%, from $31,300 for 1999 to $34,700 in 2000.

Policy Surrender Experience

The following table sets forth the Individual Life Insurance segment's policy surrender experience for variable life insurance, measured by cash value of surrenders, for the periods indicated. These amounts do not correspond to expenses under GAAP. In managing this business, we analyze the cash value of surrenders because it is a measure of the degree to which policyholders are maintaining their in-force business with us, a driver of future profitability. Our term life insurance products do not provide for cash surrender values.

	Year Ended December 31,		
	2001	2000	1999
	($ in millions)		
Cash value of surrenders	$637	$641	$597
Cash value of surrenders as a percentage of mean future policy benefit reserves, policyholders' account balances, and separate account balances	3.8%	3.7%	3.7%

2001 to 2000 Annual Comparison. The total cash value of surrenders and the level of surrenders as a percentage of mean future policy benefit reserves, policyholders' account balances and separate account balances were relatively constant from 2000 to 2001.

2000 to 1999 Annual Comparison. The total cash value of surrenders increased $44 million, or 7%, in 2000 from 1999. The level of surrenders as a percentage of mean future policy benefits, policyholders' account balances and separate account balances remained constant from 1999 to 2000.

Private Client Group

Operating Results

The following table sets forth the Private Client Group segment's operating results for the periods indicated.

	Year Ended December 31,		
	2001	2000	1999
	(in millions)		
Operating results:			
Non-interest revenues	$1,973	$2,468	$2,293
Net interest revenues	243	299	269
Total revenues, net of interest expense	2,216	2,767	2,562
Total non-interest expenses	2,455	2,530	2,338
Adjusted operating income	$ (239)	$ 237	$ 224

Adjusted Operating Income

2001 to 2000 Annual Comparison. The Private Client Group segment reported a pre-tax loss of $239 million, on an adjusted operating income basis, for 2001 compared to adjusted operating income of $237 million for 2000. The $476 million decline came primarily from a $433 million decrease from our domestic securities brokerage operations, which reported a loss of $243 million for 2001 compared to adjusted operating income of $190 million in 2000. These operations were adversely affected in 2001 by a decline in individual investor transaction volume and margin loan balances, which resulted in decreased commission and net interest revenues. These revenue declines were coupled with increased costs of recruiting and retaining Financial Advisors, including increased expenses relating to recruiting and retention incentives extended to some recently recruited experienced Financial Advisors. Additionally, we incurred costs of $65 million in 2001 from employee terminations associated with staff reductions, as well as branch closings and facilities consolidations. The remaining $43 million decrease in the segment's adjusted operating income came from our consumer banking operations, which benefited in 2000 from the sale of a major portion of the consumer bank's credit card receivables. The Private Client Group segment had a loss of $79 million, on an adjusted operating income basis, for the fourth quarter of 2001.

2000 to 1999 Annual Comparison. Adjusted operating income increased $13 million, or 6%, from 1999 to 2000. Adjusted operating income from our consumer banking operations increased $27 million, primarily as a result of the sale of a major portion of the consumer bank's credit card receivables in 2000. Adjusted operating income from our domestic securities brokerage operations decreased $14 million, from $204 million in 1999 to $190 million in 2000.

Revenues

The following table sets forth the Private Client Group segment's revenues, as shown in the table above under "—Operating Results," by source for the periods indicated.

	Year Ended December 31,		
	2001	2000	1999
		(in millions)	
Commissions	$1,155	$1,561	$1,554
Fees	684	748	571
Other	134	159	168
Total non-interest revenues	1,973	2,468	2,293
Net interest revenues	243	299	269
Total revenues, net of interest expense	$2,216	$2,767	$2,562

2001 to 2000 Annual Comparison. Total revenues, net of interest expense, as shown in the table above under "—Operating Results," decreased $551 million, or 20%, from 2000 to 2001. The decrease came primarily from a $498 million decline in revenues from our domestic securities brokerage operations, from $2.675 billion in 2000 to $2.177 billion in 2001.

Commission revenues decreased $406 million, or 26%, from 2000 to 2001. The decrease came primarily from a $375 million decline in commissions from over-the-counter and listed equity securities transactions. Commission revenues were negatively affected in 2001 by less active securities markets and reduced retail transaction volume, and benefited in 2000 from exceptionally active over-the-counter equity markets and related retail transaction volume in the first four months of the year. Commission revenues accounted for 59% of total segment non-interest revenues for 2001. Accordingly, we expect that a continuation of the level of securities market activity experienced in 2001, or a further downtrend in this activity, would continue to have a negative impact on our revenues and on the segment's adjusted operating income, partially offset by planned expense reductions.

Fee revenues, which include asset management and account service fees, declined $64 million, or 9%, from 2000 to 2001. The decline came from a decrease in revenues from wrap-fee products, reflecting competitive pricing pressures as well as the negative impact of market value declines. The negative impact of market value declines on wrap-fee and managed account assets under management essentially offset the impact of new assets gathered in these accounts. Additionally, the negative impact of market value declines on clients' mutual funds, on which a portion of our fees are based, contributed to the decline in fee revenues. Fee revenues accounted for 35% of total non-interest revenues of the domestic securities operations in 2001, compared to 31% in 2000, reflecting actions we have taken to increase the contribution of recurring revenues. These actions included enhanced marketing of fee-based products and compensation incentives to Financial Advisors for sales of these products, as well as emphasis on financial planning in recruiting and training of Financial Advisors.

Other revenues decreased $25 million, or 16%, from 2000 to 2001, primarily due to the sale of a major portion of the consumer bank's credit card receivables in 2000.

Net interest revenues decreased $56 million, or 19%, from 2000 to 2001, primarily as a result of a decrease in average customer margin lending balances of our domestic securities brokerage operations, related to the reduced level of individual investor activity. Average customer margin lending balances were $4.30 billion in 2001 compared to $6.54 billion in 2000 and amounted to $3.40 billion at December 31, 2001. Increased investment income on greater attributed capital partially offset the impact of lower average customer margin lending balances.

The number of domestic retail Financial Advisors was 5,383 at December 31, 2001, a decrease of 9% from 5,906 at December 31, 2000. Approximately 90% of the decline came from Financial Advisors with less than 4 years' industry experience with us, and reflected a decrease in our recruiting of inexperienced Financial Advisors to be trained by us. In response to recruiting efforts by our competitors, we introduced an aggressive recruiting effort targeting experienced Financial Advisors, including recruiting and retention incentives, and, as discussed above, an equity-market-linked voluntary long-term deferred compensation plan to seek to enhance our Financial Advisor recruitment and retention efforts.

Assets under management and client assets decreased $21 billion to $251 billion at December 31, 2001 from $272 billion at December 31, 2000, primarily as a result of overall market value declines.

2000 to 1999 Annual Comparison. Total revenues, net of interest expense, increased $205 million, or 8%, from 1999 to 2000. The increase came primarily from our domestic securities brokerage operations, which recorded an increase of $202 million, or 8%, from $2.473 billion in 1999 to $2.675 billion in 2000.

Commission revenues increased slightly in 2000 from 1999, as increases of $17 million from mutual funds and $13 million from equity securities transactions were partially offset by a decline in commissions from fixed income products and commodity transactions. While commission revenues from our securities brokerage operations benefited from active over-the-counter equity markets and increased transaction volume during the first four months of the year, commission revenues declined slightly during the May through December period of 2000 versus the same period of 1999, reflecting less active securities markets and reduced transaction volume.

Fee revenues, comprised of asset management and account service fees, increased $177 million, or 31%, from 1999 to 2000. This increase resulted primarily from a $5.2 billion increase in wrap-fee and managed account assets under management to $31.9 billion at December 31, 2000 from $26.7 billion a year earlier.

Net interest revenues increased $30 million, or 11%, from 1999 to 2000. Substantially all of the increase came from our domestic securities brokerage operations, primarily from higher average customer margin lending balances, which increased from $5.06 billion in 1999 to $6.54 billion in 2000. Partially offsetting the increase in average customer margin lending balances was a decrease in the spread earned on these balances, reflecting competitive pressures on the rates charged to clients who buy securities on margin.

The number of domestic Financial Advisors was 5,906 at December 31, 2000, a decrease of 3% from 6,072 a year earlier.

Assets under management and client assets decreased $16 billion to $272 billion at December 31, 2000 from $288 billion a year earlier, primarily as a result of overall market value declines.

Non-Interest Expenses

2001 to 2000 Annual Comparison. Total non-interest expenses, as shown in the table above under "—Operating Results," decreased $75 million from 2000 to 2001. Employee compensation and benefits at our domestic securities brokerage operation decreased due to the lower level of revenues and earnings in 2001, but the decrease was not proportional to the revenue decline largely due to the recruiting and retention incentives as described above as well as $41 million in employee termination costs associated with staff reductions in 2001. These recruiting and retention incentives will continue to be applicable and to adversely affect expense levels in future periods. The decrease in employee compensation and benefits was further offset by $24 million of costs we incurred to consolidate and close several retail branch and other locations during 2001.

2000 to 1999 Annual Comparison. Total non-interest expenses increased $192 million, or 8%, from 1999 to 2000. The increase came primarily from employee compensation and benefits at our retail securities brokerage operations, which increased by $108 million, or 8%, due to higher commissions paid to Financial Advisors on higher fee and commission revenues, and higher incentive and other compensation, as well as higher costs to recruit and retain

Financial Advisors. Additionally, other non-interest expenses at the domestic securities brokerage operations increased $108 million, or 12%, primarily as a result of higher operations and administrative support costs, higher equity research costs, and increased investment in our branch office technology platform.

Retail Investments

Operating Results

The following table sets forth the Retail Investments segment's operating results for the periods indicated.

	Year Ended December 31,		
	2001	2000	1999
	(in millions)		
Operating results:			
Revenues(1)	$1,458	$1,631	$1,551
Benefits and expenses(2)	1,277	1,392	1,377
Adjusted operating income	$ 181	$ 239	$ 174

(1) Revenues exclude realized investment gains, net of losses.
(2) Benefits and expenses exclude the impact of net realized investment gains on deferred acquisition cost amortization and reserves.

Adjusted Operating Income

2001 to 2000 Annual Comparison. Adjusted operating income decreased $58 million, or 24%, from 2000 to 2001. Adjusted operating income for 2000 benefited $21 million from refinements in our calculations of deferred policy acquisition costs. Excluding this change, adjusted operating income decreased $37 million, or 17%. Approximately $23 million of the $37 million decrease came from our mutual funds and wrap-fee products business, primarily due to lower asset-based distribution revenues as well as a lower level of fee-producing redemptions. The remainder of the decrease came from our annuity business, primarily due to lower fee revenues.

2000 to 1999 Annual Comparison. Adjusted operating income increased by $65 million, or 37%, from 1999 to 2000. Adjusted operating income for 2000 benefited $21 million from refinements in our calculations of deferred policy acquisition costs. Excluding this change, adjusted operating income increased $44 million, or 25%. Approximately $26 million of the $44 million increase came from our annuity business. This increase was primarily due to greater fee revenues from variable annuities, and resulted from an increase in average account values. A decrease in administrative expenses, primarily the result of expense management efforts, also contributed to the increase in adjusted operating income.

The remainder of the increase in adjusted operating income came from our mutual funds and wrap-fee products business. Asset-based and transaction-based fees increased as a result of continued growth in our proprietary mutual fund assets under management and expansion of our wrap-fee products.

Revenues

2001 to 2000 Annual Comparison. Revenues, as shown in the table above under "—Operating Results," decreased $173 million, or 11%, from 2000 to 2001. Fee-based revenue decreased $112 million, from $1,081 million in 2000 to $969 million in 2001. The decrease came primarily from our mutual funds and wrap-fee products, reflecting lower asset-based distribution revenues as well as a lower level of fee-producing redemptions, and from our variable annuity products, reflecting a decline in the average market value of customer accounts on which our fees are based. The remainder of the decrease came primarily from lower investment income in 2001 and a reduction in premiums we recognized on conversion of deferred annuities by customers to income-paying status.

2000 to 1999 Annual Comparison. Revenues increased $80 million, or 5%, from 1999 to 2000. Fee-based revenues increased $74 million, from $1.007 billion in 1999 to $1.081 billion in 2000. The increase came primarily from our mutual funds and wrap-fee products, as well as our variable annuity products, reflecting growth in our average assets under management for these products. In addition, premiums increased by $19 million as a result of increased conversions of deferred annuities by our customers to income-paying status. Net investment income declined $13 million, from $491 million in 1999 to $478 million in 2000, as a result of reductions in our base of fixed annuity business due to withdrawals and scheduled benefit payments.

Benefits and Expenses

2001 to 2000 Annual Comparison. Benefits and expenses, as shown in the table above under "—Operating Results," decreased $115 million, or 8%, from 2000 to 2001. Benefits and expenses for 2000 includes a $21 million reduction in amortization of deferred policy acquisition costs from the refinements noted above. Excluding the impact of this change, benefits and expenses decreased $136 million, or 10%. Commissions and other general expenses decreased $71 million, or 9%, from $762 million in 2000 to $691 million 2001, primarily due to a decrease in general and administrative expenses reflecting our expense management efforts and lower sales-based and asset-based commission expense on our mutual fund products. Policyholder benefits and related changes in reserves decreased $43 million, from $152 million in 2000 to $109 million in 2001, primarily as a result of the reduction in premiums noted above and a $12 million charge we recorded in 2000 to increase annuity reserves due to investment portfolio restructuring to reduce the emphasis on equity investments. Amortization of deferred policy acquisition costs, excluding the refinements noted above, decreased $23 million, from $233 million in 2000 to $210 million in 2001, primarily as a result of decreased amortization associated with lower fee income. Amortization of deferred policy acquisition costs included $17 million in 2001 and $20 million in 2000 to reflect decreases in expected future gross profits on our annuity products primarily due to declines in market values of the underlying assets on which our fees are based.

2000 to 1999 Annual Comparison. Benefits and expenses remained relatively unchanged from 1999 to 2000. Benefits and expenses for 2000 includes a $21 million reduction in amortization of deferred policy acquisition costs from the refinements noted above. Excluding the impact of this change, benefits and expenses increased $36 million, or 3%. Changes in reserves, net of benefit payments, increased $34 million, from $118 million in 1999 to $152 million in 2000, as a result of customers converting deferred annuities to income-paying status and a $12 million charge to increase annuity reserves due to investment portfolio restructuring as noted above. During 2000, we recorded $20 million of additional amortization of deferred policy acquisition costs, to reflect a decrease in expected future gross profits on our annuity products primarily due to declines in market values of the underlying assets on which our fees are based. However, this increased charge was essentially offset by reduced amortization resulting from our termination, in the second quarter of 2000, of the annuity exchange program we commenced in 1997. Other general expenses were flat in 2000 from 1999, as a decrease in administrative expenses reflecting our expense management efforts was largely offset by a $30 million increase in sub-advisory expense resulting from growth in assets under management of our mutual funds and wrap-fee products and our variable annuity products.

Sales Results and Assets Under Management

The following table sets forth the changes in the total mutual fund assets, excluding wrap-fee products, and the balance of wrap-fee product assets and annuities, at fair market value for mutual funds and account value for annuities, and net sales of our Retail Investments mutual fund and annuity products for the periods indicated. Net sales (redemptions) are gross sales minus redemptions or surrenders and withdrawals, as applicable. Neither sales nor net sales are revenues under GAAP; they are, however, relevant measures of sales and business activity. Revenues are derived from fees and spread income as discussed above.

	Year Ended December 31, 2001	2000	1999
	(in millions)		
Mutual Funds(1) and Wrap-fee Products(2):			
Mutual fund assets, excluding wrap-fee products:			
Beginning total mutual fund assets	$57,764	$55,245	$53,412
Sales (other than money market)	5,273	5,378	3,773
Redemptions (other than money market)	(4,697)	(5,561)	(4,872)
Reinvestment of distributions and change in market value	(1,894)	726	3,744
Net money market sales	1,363	1,976	(812)
Ending total mutual fund assets	57,809	57,764	55,245
Wrap-fee product assets at end of period	17,955	19,621	16,723
Total mutual fund and wrap-fee product assets at end of period	$75,764	$77,385	$71,968
Net mutual fund sales (redemptions) other than money market(3)	$ 576	$ (183)	$(1,099)
Variable Annuities(1):			
Beginning total account value	$21,059	$22,614	$19,919
Sales, excluding exchanges	1,271	1,809	2,025
Exchanges sales	—	481	1,402
Surrenders, withdrawals and exchange redemptions	(2,356)	(2,989)	(3,432)
Change in market value, interest credited and other activity(4)(5)	(1,285)	(856)	2,700
Ending total account value	$18,689	$21,059	$22,614
Net sales (redemptions)	$(1,085)	$ (699)	$ (5)
Fixed Annuities:			
Beginning total account value	$ 2,926	$ 3,020	$ 3,249
Sales	120	221	160
Surrenders, withdrawals and exchange redemptions	(216)	(361)	(425)
Interest credited and other activity(4)(5)	145	46	36
Ending total account value	$ 2,975	$ 2,926	$ 3,020
Net sales (redemptions)	$ (96)	$ (140)	$ (265)

(1) Mutual funds and variable annuities include only those sold as retail investment products. Investments through defined contribution plan products are included with such products.
(2) Wrap-fee product assets include proprietary assets of $3.1 billion at December 31, 2001, $3.4 billion at December 31, 2000, and $3.5 billion at December 31, 1999.
(3) Excludes wrap-fee products.
(4) Includes maintenance and insurance charges assessed, net bonus payments credited to contract holder accounts, annuity benefits and other adjustments.
(5) Includes increases to policyholder account values as a result of policyholder credits issued in 2001 in connection with Prudential's demutalization, amounting to $429 million for variable annuities and $157 million for fixed annuities.

2001 to 2000 Annual Comparison. Mutual fund and wrap-fee product assets under management amounted to $75.8 billion at December 31, 2001, a decrease of $1.6 billion, or 2%, from December 31, 2000. Mutual fund assets under management at December 31, 2001 amounted to $57.8 billion, essentially unchanged from December 31, 2000. Wrap-fee assets declined $1.7 billion, to $18.0 billion at December 31, 2001.

Mutual fund assets under management were essentially unchanged at December 31, 2001 from a year earlier, as declines in market values of existing customer accounts were essentially offset by our $1.4 billion net money market sales and net mutual fund sales, other than money market funds, of $576 million. We believe our net money market sales, both in 2001 and 2000, reflect customer response to the unfavorable performance of the equity securities markets subsequent to the early part of 2000. The $759 million increase in net mutual fund sales other than money market funds reflected increased gross sales that came primarily from third-party distribution of our mutual funds resulting from our participation in competitors' products and distribution and a lower level of redemptions than that of 2000. Net sales of mutual funds from sub-advised relationships, which commenced in 2000, amounted to $1.2 billion in 2001 and $472 million in 2000.

The decrease in wrap-fee assets during 2001 came primarily from declines in the market values of customers' accounts. Net sales of wrap-fee products, which are distributed primarily by our Financial Advisors, decreased to

$1.4 billion in 2001 from $4.8 billion in 2000 as a result of lower gross sales and increased redemptions. We believe that this experience reflects customer response to recent securities market conditions, as well as the continued attrition of Financial Advisors.

Total account values for fixed and variable annuities amounted to $21.7 billion as of December 31, 2001, a decrease of $2.3 billion from December 31, 2000. This decrease resulted primarily from declines in the market value of customers' variable annuities as well as net redemptions, which increased from $839 million in 2000 to $1.2 billion in 2001. The increase in net redemptions in 2001 came primarily from lower sales, which we believe reflects customer response to recent securities market conditions as well as the decreased number of Prudential Agents. Furthermore, fixed annuity sales in 2000 benefited from a promotional campaign we offered. The net redemptions of fixed and variable annuities in 2001 were partially offset by policy credits we issued in connection with our demutualization, which increased policyholders' account values by $586 million.

2000 to 1999 Annual Comparison. Mutual funds and wrap-fee product assets under management amounted to $77.4 billion at December 31, 2000, an increase of $5.4 billion, or 8%, from December 31, 1999. Mutual fund assets under management at December 31, 2000 amounted to $57.8 billion, an increase of $2.5 billion, or 5%, from December 31, 1999. Excluding money market funds, net mutual fund redemptions for 2000 were $183 million, which included $359 million of gross sales from our purchases of stock index shares for a long-term deferred compensation program for our own Financial Advisors. Gross sales increased $1.2 billion, or 33%, from 1999 to 2000 excluding the latter purchases of stock index shares, which was partially offset by an increase of $689 million, or 14%, in redemptions. Redemptions, other than money market funds, increased $689 million, from $4.9 billion in 1999 to $5.6 billion in 2000. The increase in gross sales was a result of strong sales of growth-oriented mutual funds, primarily products managed by our Jennison unit. Net money market sales increased by $2.8 billion for 2000 compared to 1999, reflecting customer response to volatile securities market conditions during 2000.

Wrap-fee assets increased $2.9 billion, or 17%, from $16.7 billion at December 31, 1999 to $19.6 billion at December 31, 2000. The increase came from net sales during 2000 of $4.8 billion of wrap-fee products, in which we offer customers a choice of proprietary and non-proprietary mutual funds as well as managed accounts, which was partially offset by declines in market values. We believe these net sales reflect increased marketplace emphasis on products that provide customers with a broader choice of investment options.

Total account values for fixed and variable annuities amounted to $24.0 billion at December 31, 2000, a decrease of $1.6 billion, or 6%, from December 31, 1999. The decrease resulted from market value declines and greater net redemptions. Net redemptions of variable annuities were $699 million for 2000, an increase of $694 million compared to 1999. This increase resulted from an increase in surrenders, other than those related to exchange activity, consistent with maturation of the business, as a larger percentage of the business is no longer subject to surrender charges.

Our withdrawals of variable and fixed annuities include exchanges of $481 million in 2000 and $1.4 billion in 1999. The discontinuance, during the second quarter of 2000, of the annuity exchange program referred to below did not appear to have a material impact on net variable annuity redemptions during that period or thereafter.

Fixed annuity net redemptions of $140 million in 2000 were $125 million, or 47%, lower than the comparable net outflows for 1999. The decrease in net redemptions was attributable to an increase in new sales of our Discovery Classic annuity product.

Property and Casualty Insurance

Operating Results

The following table sets forth the Property and Casualty Insurance segment's operating results for the periods indicated.

	Year Ended December 31,		
	2001	2000	1999
		(in millions)	
Operating results:			
Revenues(1)	$2,051	$1,800	$1,747
Benefits and expenses	1,956	1,650	1,595
Adjusted operating income	$ 95	$ 150	$ 152

(1) Revenues exclude realized investment gains, net of losses.

Adjusted Operating Income

2001 to 2000 Annual Comparison. Adjusted operating income decreased $55 million, or 37%, from 2000 to 2001. Results for 2001 reflected a $59 million lower benefit from prior accident-year development. Adjusted operating income in 2000 reflected the negative impact of $40 million that we provided for premium refunds or credits to certain New Jersey automobile policyholders under that state's excess profits regulations. Partially offsetting this was a $35 million decrease in net investment income in 2001 from 2000.

We released reserves of $106 million in 2001 and $165 million in 2000 because our automobile casualty claims experience for prior years was more favorable than we previously estimated in establishing reserves for these accident years. Additionally, we benefited $80 million in each of the years 2001 and 2000 under stop-loss reinsurance contracts, which are based on current accident-year results. However, we do not expect our 2002 adjusted operating income to include a comparable benefit from prior accident-year development, and any stop-loss recoveries for that year are contractually limited to less than half of the benefit we realized in 2001. Consequently, if the accident-year experience of 2001 continues, we would anticipate a continuing decline in results in 2002. As discussed under "—Benefits and Expenses," we have commenced re-underwriting and non-renewal of business that has produced adverse loss experience. While there can be no assurance, we believe that these actions, together with our cost reduction measures, will contribute to improvement of accident-year experience.

In May 2000, we completed the acquisition of the specialty automobile business of the St. Paul Companies, which writes in the non-standard automobile insurance business. While, as discussed under "—Revenues" below, this acquisition had an effect on the comparison of revenues for 2001 to 2000, it did not have a material impact on adjusted operating income.

2000 to 1999 Annual Comparison. Adjusted operating income was essentially unchanged from 1999 to 2000. Results in 2000 reflect an $80 million recovery from a stop-loss reinsurance contract based on current accident-year results during that year and a $15 million greater benefit from prior accident year development. We released reserves of $165 million in 2000 and $150 million in 1999 because our automobile casualty claims experience for prior accident years was more favorable than we previously estimated in establishing reserves for these accident years. However, these favorable developments were largely offset by a $53 million increase in operating expenses, other than expenses of the specialty automobile business we acquired in 2000 as discussed below. The increase in operating expenses was primarily due to increases in expenses to expand our distribution capabilities in direct, affinity group, property and casualty agent and independent agent channels, and a provision for refunds or credits to certain New Jersey automobile policyholders under insurance regulations based on profits generated from that business, as noted above.

While, as discussed under "—Revenues" below, our acquisition in May 2000 of a business which writes non-standard automobile insurance had an effect on the comparison of revenues for 2000 to 1999, it did not have a material impact on adjusted operating income.

Revenues

The following table sets forth the Property and Casualty Insurance segment's earned premiums, which are net of reinsurance ceded, for the periods indicated.

	Year Ended December 31,		
	2001	2000	1999
		(in millions)	
Automobile	$1,403	$1,153	$1,069
Homeowners	448	413	447
Other	33	33	32
Total earned premiums	$1,884	$1,599	$1,548

2001 to 2000 Annual Comparison. Revenues, as shown in the table above under "—Operating Results," increased $251 million, or 14%, from 2000 to 2001. The $251 million increase included an increase of $96 million in revenues from the subsidiary we acquired in May 2000 that specializes in non-standard automobile business, which is included in 2000 results only from the date of acquisition. The remaining revenue increase of $155 million, from our existing business, came primarily from a $196 million increase in earned premiums from automobile and homeowners' insurance, partially offset by a $41 million decline in investment income.

Total earned premiums, as shown in the immediately preceding table, increased by $285 million, or 18%, from 2000 to 2001. Excluding the impact of the acquisition mentioned above, earned premiums increased by $196 million, including the effect of a $40 million reduction in 2000 premiums from the provision for premium refunds or credits to certain New Jersey automobile policyholders, as noted above.

Automobile earned premiums increased by $250 million, or 22%, from 2000 to 2001, including $89 million from the non-standard automobile business and the effect of the $40 million reduction in 2000 premiums mentioned above. The remaining $121 million increase came primarily from new distribution channels we implemented during 1999 and 2000, including career agents focused on selling property and casualty insurance, workplace and affinity marketing, direct distribution, and independent agents, many of whom were producers for the acquired subsidiary. As discussed below under "—Benefits and Expenses," commencing in the second half of 2001 we have suspended our mailing solicitations for the direct distribution channel and limited the growth of new business from some of these other distribution channels, based on our evaluation of the quality of the business. In October 2001, we announced that we would no longer write business through our property and casualty insurance career agency channel except in a few selected markets. We have also commenced re-underwriting and non-renewal of business that has produced adverse loss experience, to the extent permitted contractually and by state insurance regulations. Improved persistency in 2001 also contributed to the growth in earned premiums.

Homeowners earned premiums increased $35 million, or 8%, from 2000 to 2001 due to lower reinsurance premiums ceded, as the number of policies in force was relatively unchanged. This stabilization of our policies in force represents an improvement compared with declines in prior years, which reflects intense rate competition that attracted customers to other companies.

Net investment income decreased by $35 million, or 18%, from $193 million in 2000 to $158 million in 2001, and decreased by $41 million excluding the impact of the acquisition mentioned above. This decrease was primarily a result of a lower average base of invested assets, reflecting lower attributed capital, and a decline in investment yield.

2000 to 1999 Annual Comparison. Revenues increased $53 million, or 3%, from 1999 to 2000. Total revenues of $1.800 billion for 2000 include revenues of $178 million from the subsidiary we acquired in May 2000 that specializes in the non-standard automobile business. Excluding the impact on revenues from this newly-acquired subsidiary, revenues declined by $125 million, or 7%, from $1.747 billion in 1999 to $1.622 billion in 2000, due principally to a $117 million decrease in earned premiums on our existing automobile and homeowners business. The $117 million decline in earned premiums resulted in part from the $40 million reduction in 2000 premiums mentioned above, and a $30 million increase in reinsurance premiums ceded due to our purchase of additional reinsurance coverage in 2000.

Automobile earned premiums increased $84 million, or 8%, from 1999 to 2000. Excluding the impact of the acquisition and provision for premium refunds or credits mentioned above, automobile earned premiums declined by $44 million, or 4%, from $1.069 billion in 1999 to $1.025 billion in 2000 primarily as a result of a decline in average premium, due in part to the continued phase-in of a 15% rate reduction for New Jersey policyholders mandated by New Jersey law that came into effect in March 1999. As of December 31, 2000, this premium reduction was entirely reflected in our earned premiums. Our policies in force from our existing automobile business, excluding the newly acquired subsidiary, increased 2% at December 31, 2000 from a year earlier. The increase reflected improved persistency in 2000 as compared to 1999 as well as an increase in new policies sold, representing an improvement from prior year declines.

Homeowners earned premiums decreased $34 million, or 8%, from 1999 to 2000. Excluding the impact of reinsurance premiums ceded, which increased in 2000 from 1999, homeowners earned premiums were flat as the number of policies in force was relatively unchanged.

Net investment income was $193 million for 2000, relatively unchanged from $197 million in 1999.

Benefits and Expenses

The following table shows our calendar year loss, expense and combined ratios, the impact on these calendar year ratios of catastrophic losses and our accident year combined ratios based on loss experience for the periods indicated (all based on statutory accounting principles).

	Year Ended December 31,		
	2001	2000	1999
Loss ratio(1):			
Automobile	70.6%	64.0%	71.1%
Homeowners	76.5	72.4	70.7
Overall	70.8	65.8	71.1
Expense ratio(2):			
Automobile	30.8	35.3	30.5
Homeowners	36.6	45.3	39.1
Overall	32.1	37.8	33.1
Combined ratio(3):			
Automobile	101.4	99.3	101.6
Homeowners	113.1	117.7	109.8
Overall	102.9	103.6	104.2
Effect of catastrophic losses included in combined ratio(4):	2.2	2.7	3.3
Accident year combined ratio(5):	107.0	114.6	107.5

(1) Represents ratio of incurred losses and loss adjustment expenses to earned premium. Ratios reflect the favorable development in the calendar period from prior accident year reserves of $106 million in the year ended December 31, 2001, $165 million in 2000, and $150 million in 1999. Ratios also reflect recoveries from current accident year stop-loss reinsurance contracts of $80 million in each of the years ended December 31, 2001 and 2000.

(2) Represents ratio of operating expenses to net written premium.

(3) Represents the sum of (1) and (2).

(4) Represents losses and loss adjustment expenses attributable to catastrophes that are included in the combined ratio. Our calendar year catastrophe losses include both current and prior accident year losses. We classify as catastrophes those events that are declared catastrophes by Property Claims Services, which is an industry organization that declares and tracks all property-related catastrophes causing insured property damage in the United States. Property Claims Services declares an event a catastrophe if it causes in excess of a specified dollar amount of insured property damage, which was $25 million throughout the periods presented, and affects a significant number of policyholders and insurance companies.

(5) Accident year combined ratios for annual periods reflect the combined ratios for accidents that occur in the indicated calendar year, restated to reflect subsequent changes in loss estimates for those claims based on cumulative loss data through December 31, 2001. These ratios reflect the recoveries from stop-loss reinsurance contracts as noted above. We analyze accident-year combined ratios because they reflect the actual loss experience of accidents that occur in a given period excluding the effect of accidents that occur in other periods.

2001 to 2000 Annual Comparison. Our automobile loss ratio, as shown in the table immediately above, increased from 2000 to 2001 primarily due to the lower net benefit from prior accident-year reserve development in 2001. The impact of experience on new automobile business also contributed to the increase in this ratio, since the experience on our seasoned automobile business was relatively consistent. We added significant new automobile business during 2001, primarily in the first half of the year, which we expected would produce less favorable experience in its initial year than similarly priced seasoned business. However, based on our evaluation of the quality of the new business produced, particularly the major portion of the business which was sold through the new distribution channels we implemented in 1999 and 2000 as noted above, we have suspended our mailing solicitations for the direct distribution channel and limited the growth of business from some of our distribution channels, other than Prudential Agents, commencing in the third quarter of 2001. In October 2001, we announced that we would no longer write business through our property and casualty insurance career agency channel except in a few selected markets. We have also commenced re-underwriting and non-renewal of business that has produced adverse loss experience, to the extent permitted contractually and by state insurance regulations. The increase in the homeowners' loss ratio came from a 16% increase in claim severity and a 3% increase in claim frequency. Our stop-loss reinsurance recoveries resulted in decreases in the homeowners' combined ratio of 5.4 percentage points in 2001 and had no impact in 2000.

Our calendar year catastrophe losses, net of reinsurance, amounted to $42 million for 2001 compared to $45 million for 2000.

Losses that we ceded through reinsurance, including stop-loss reinsurance, resulted in decreases in the total combined ratio of 7.3 percentage points for 2001 and 8.3 percentage points for 2000.

Our overall expense ratio for 2001 decreased from 2000, as we incurred costs in 2000 to develop our distribution channels and benefited in 2001 from staff reductions and the favorable impact of the increased premium base.

The decrease in the accident year combined ratio resulted from the decline in the expense ratio. Recoveries from stop-loss reinsurance resulted in decreases in the accident year combined ratio of 4.3 percentage points in 2001 and 4.8 percentage points in 2000.

2000 to 1999 Annual Comparison. Our automobile and total combined ratios, as shown in the table immediately above, improved in 2000 from 1999 primarily as a result of the $80 million recovery from a stop-loss reinsurance contract during 2000 and the $15 million greater benefit from prior accident year reserve development. The decrease in the automobile loss ratio came primarily from our recovery from a stop-loss reinsurance contract as noted above, and the greater benefit from release of prior accident year reserves in 2000 as well as our efforts to limit loss severity, partially offset by a slight increase in claim frequency. The increase in the homeowners' loss ratio primarily came from a 13% increase in claim severity, partially offset by a 9% decrease in claim frequency.

Our catastrophe losses, net of reinsurance, amounted to $45 million for 2000 compared to $51 million for 1999.

Losses that we ceded through reinsurance resulted in a decrease in the total combined ratio of 8.3 percentage points for 2000 and, as a result of changes in recoverable amounts previously recorded, an increase of 2.6 percentage points for 1999.

Our overall expense ratio for 2000 increased in comparison to 1999 mainly because of the impact of increased operating expenses as discussed above.

Employee Benefits Division

The Employee Benefits division generates income from premiums, as well as fee-based revenues and spread income, through the Group Insurance and Other Employee Benefits segments. Premiums and investment income from group life and disability insurance, as well as fee-based revenues from products like group variable universal life insurance, are the primary sources of revenues for the Group Insurance segment. The Other Employee Benefits segment also receives premiums and investment income, as well as fee-based revenues. Products and services for defined contribution and defined benefit retirement plans, as well as real estate and relocation services, generate the major portion of the Other Employee Benefits segment's fee-based revenues. We include these fee-based revenues in the line captioned "Commissions and other income" or "Policy charges and fee income" in our consolidated statements of operations.

We seek to earn spread income in our general account on various products, which is the difference between our return on the investments supporting the products net of expenses and the amounts we credit to our contractholders. These products primarily include the general account insurance group life and disability products of the Group Insurance segment as well as guaranteed investment contracts and certain group annuity products of the Other Employee Benefits segment. We include revenues from these products, other than premiums received from policyholders, primarily in the line captioned "Net investment income" in our consolidated statements of operations.

The Group Insurance and Other Employee Benefits segments pay the expenses of their own proprietary sales forces for distribution of products, and pay the Individual Life Insurance and Private Client Group segments within the U.S. Consumer division for distribution of their products through Prudential Agents and Financial Advisors. These segments also pay our Investment Management and Advisory Services segment for management of proprietary assets. These fees result in expenses to the segments of the Employee Benefits division and revenues to the Asset Management division. We reflect all of the intra-company services at rates that we determined with reference to market rates. The Other Employee Benefits segment also pays third-party managers for management of non-proprietary assets that support some of its defined contribution retirement products.

Division Results

The following table and discussion present the Employee Benefits division's results based on our definition of adjusted operating income, which is a non-GAAP measure, as well as income from continuing operations before income taxes, which is prepared in accordance with GAAP. As shown below, adjusted operating income excludes realized investment gains, net of losses and related charges. The excluded items are important to an understanding of our overall results of operations. You should not view adjusted operating income as a substitute for income from continuing operations determined in accordance with GAAP, and you should note that our definition of adjusted operating income may differ from that used by other companies. However, we believe that the presentation of adjusted operating income as we measure it for management purposes enhances the understanding of our results of operations by highlighting the results from ongoing operations and the underlying profitability factors of our businesses. We exclude realized investment gains, net of losses and related charges, from adjusted operating income because the timing of transactions resulting in recognition of gains or losses is largely at our discretion and the amount of these gains or losses is heavily influenced by and fluctuates in part according to the availability of market opportunities. Including the fluctuating effects of these transactions could distort trends in the underlying profitability of our business.

	Year Ended December 31,		
	2001	2000	1999
	(in millions)		
Division operating results:			
Revenues(1)	$5,912	$5,686	$5,442
Benefits and expenses(2)	5,729	5,299	5,042
Adjusted operating income	$ 183	$ 387	$ 400
Adjusted operating income by segment:			
Group Insurance	$ 70	$ 158	$ 128
Other Employee Benefits	113	229	272
Total	183	387	400
Items excluded from adjusted operating income:			
Realized investment gains, net of losses and related charges:			
Realized investment gains (losses), net	(172)	(87)	228
Related charges(3)	14	(31)	(143)
Total realized investment gains, net of losses and related charges	(158)	(118)	85
Income from continuing operations before income taxes	$ 25	$ 269	$ 485

(1) Revenues exclude realized investment gains, net of losses.
(2) Benefits and expenses exclude the impact of net realized investment gains on reserves and deferred acquisition cost amortization.
(3) Related charges consist of the following:

	Year Ended December 31,		
	2001	2000	1999
	(in millions)		
Reserves for future policy benefits	$ 7	$(32)	$(147)
Amortization of deferred policy acquisition costs	7	1	4
Total	$14	$(31)	$(143)

2001 to 2000 Annual Comparison. Adjusted operating income of our Employee Benefits division decreased $204 million, or 53%, from 2000 to 2001 as a result of a $116 million decrease in adjusted operating income from our Other Employee Benefits segment and an $88 million decrease from our Group Insurance segment. Income from continuing operations before income taxes decreased $244 million, or 91%, from 2000 to 2001, reflecting the decrease in adjusted operating income as well as a $40 million increase in realized investment losses, net of related charges. For a discussion of realized investment gains and losses and charges related to realized investment gains and losses, see "—Consolidated Results of Operations—Realized Investment Gains."

2000 to 1999 Annual Comparison. Adjusted operating income of our Employee Benefits division decreased $13 million, or 3%, from 1999 to 2000 as a result of a $43 million decrease in adjusted operating income from our Other Employee Benefits segment which was partially offset by a $30 million increase from our Group Insurance segment. Income from continuing operations before income taxes decreased $216 million, from $485 million in 1999 to $269 million in 2000. This decline resulted primarily from realized investment losses, net of related charges, of $118 million in 2000 compared to realized investment gains, net of related charges, of $85 million in 1999.

Group Insurance

Operating Results

The following table sets forth the Group Insurance segment's operating results for the periods indicated.

	Year Ended December 31,		
	2001	2000	1999
		(in millions)	
Operating results:			
Revenues(1)	$3,248	$2,801	$2,428
Benefits and expenses	3,178	2,643	2,300
Adjusted operating income	$ 70	$ 158	$ 128

(1) Revenues exclude realized investment gains, net of losses.

Adjusted Operating Income

2001 to 2000 Annual Comparison. Adjusted operating income decreased $88 million, or 56%, from 2000 to 2001. The decrease came primarily from less favorable mortality experience on group life insurance in 2001, which included an increase in our estimate of incurred but not reported claims. This increase in estimate had a negative impact of approximately $36 million on our adjusted operating income for 2001. The mortality experience on group life insurance was partially offset by earned premium growth and improved morbidity on group disability products. In addition, adjusted operating income benefited $32 million in 2000 from refinements in our calculations of reserves and return premiums for waiver of premium features. However, about half of this benefit was offset during 2000, primarily by a charge to increase the allowance for receivables. An increase in operating expenses, including $12 million of consulting costs in 2001, also contributed to the decrease in adjusted operating income.

2000 to 1999 Annual Comparison. Adjusted operating income increased $30 million, or 23%, from 1999 to 2000. Approximately half of the increase came from growth in earned premiums on both group life and disability products, reflecting increased sales and strong persistency, as well as improved mortality and morbidity on group life and disability products in 2000. Adjusted operating income benefited $32 million in 2000 from refinements in our calculations of reserves and return premiums for waiver of premium features. However, about half of this benefit was offset during 2000, primarily by a charge to increase the allowance for receivables.

Revenues

2001 to 2000 Annual Comparison. Revenues, as shown in the table above under "—Operating Results," increased by $447 million, or 16%, from 2000 to 2001. Group life insurance premiums increased by $350 million, or 21%, to $2.005 billion primarily due to growth in business in force resulting from new sales, as described below, and continued strong persistency, which increased from 95% in 2000 to 97% in 2001. Group disability premiums, which include long-term care products, increased by $43 million, also reflecting the growth in business in force. Persistency decreased from 91% in 2000 to 89% in 2001, primarily due to the cancellation of a large case. Net investment income increased $62 million, or 13%, primarily due to a larger base of invested assets.

2000 to 1999 Annual Comparison. Revenues increased by $373 million, or 15%, from 1999 to 2000. Group life insurance premiums increased by $189 million, or 13%, to $1.655 billion primarily due to growth in business in force resulting from new sales, which increased in 2000. Persistency increased from 94% in 1999 to 95% in 2000. Group disability premiums, which include long-term care products, increased by $71 million, or 18%, also reflecting the growth in business in force resulting from new sales, which increased in 2000. Persistency increased from 88% in 1999 to 91% in 2000. The remainder of the increase in revenues came primarily from higher fees on products sold to employers for funding of employee benefit programs and retirement arrangements, reflecting growth of this business in 2000. Net investment income was $485 million in 2000, relatively unchanged from $470 million in 1999.

Benefits and Expenses

The following table sets forth the Group Insurance segment's benefits and administrative operating expense ratios for the periods indicated.

	Year Ended December 31,		
	2001	2000	1999
Benefits ratio(1):			
Group life	92.6%	85.8%	88.3%
Group disability	95.2	101.9	102.7
Administrative operating expense ratio(2):			
Group life	10.0	11.6	11.4
Group disability	23.6	21.0	23.5

(1) Ratio of policyholder benefits to earned premiums, policy charges and fee income. Group disability ratios include long-term care products.

(2) Ratio of administrative operating expenses (excluding commissions) to gross premiums, policy charges and fee income.

2001 to 2000 Annual Comparison. Benefits and expenses, as shown in the table above under "—Operating Results," increased by $535 million, or 20%, from 2000 to 2001. The increase resulted in large part from an increase of $448 million, or 22%, in policyholders' benefits, including the change in policy reserves. This increase reflected less favorable group life insurance claims experience in 2001, which included an increase in our estimate of incurred but not reported claims, as well as the growth of business in force. Based on our evaluation of mortality experience during 2001, we have reviewed our pricing policies to determine whether our pricing structure provides for adequate margins and returns on all of our group insurance products. As a result of this review, we have commenced pricing adjustments, when contractually permitted, which consider the recent deterioration of the benefits ratio on our group life insurance products. During 2002, we expect to implement pricing adjustments on group life insurance business representing about half of our 2001 premiums in force, including business representing approximately 26% of our 2001 premium in force for which pricing adjustments were implemented upon renewal in January 2002. While there can be no assurance, we expect these actions to result, over time, in a return to benefits ratios consistent with those experienced on this business prior to 2001. However, we expect that the implementation of these actions, given the competitive marketplace for our products, may result in a decline in persistency on our group life insurance business in force and some slowing of our sales. As a result of our reinsurance coverages, insurance losses resulting from the September 11, 2001 terrorist attacks on the United States did not have a material impact on our results. An increase of $64 million, or 16%, in operating expenses also contributed to the increase in benefits and expenses. The increase in operating expenses, from $402 million in 2000 to $466 million in 2001, resulted primarily from sales-based compensation costs driven by the increase in group life insurance sales. Additionally, expenses in 2001 included $12 million of consulting costs to enhance our underwriting and other business processes.

The group life benefits ratio for 2001 increased 6.8 percentage points from 2000 primarily as a result of the less favorable claims experience on our group life insurance business in 2001. About 4 percentage points of the increase in the group life benefits ratio came from the increase in estimate of incurred but not reported claims and the net impact of the refinements in reserve calculations and charge to increase the allowance for receivables in 2000. The group disability benefits ratio improved by 6.7 percentage points from 2000 to 2001 reflecting better morbidity experience, which we attribute to accelerated case resolution and our ongoing efforts to improve the quality of our underwriting and claims management processes as well as the impact of our increase in the allowance for receivables, which contributed about 2 percentage points to the 2000 ratio. The group life administrative operating expense ratio improved 1.6 percentage points, reflecting the impact of our efforts to improve operational efficiencies. The group disability insurance administrative operating expense ratio increased 2.6 percentage points, reflecting the favorable impact, in 2000, of changes in our estimate of the administrative costs associated with settlement of pending claims.

2000 to 1999 Annual Comparison. Benefits and expenses increased by $343 million, or 15%, from 1999 to 2000. This increase includes the changes in reserves from the refinements in reserve calculations noted above, which reduced our expenses by $54 million in 2000. Excluding this change, total benefits and expenses increased $397 million, or 17%. The increase resulted in large part from an increase of $337 million, or 19%, in policyholders' benefits, including the change in policy reserves. This increase reflected the growth in business in force, partially offset by the impact of improved mortality and morbidity experience on group life and disability products in 2000. An increase of $47 million, or 13%, in operating expenses also contributed to the increase in benefits and expenses. The increase in operating expenses, from $354 million in 1999 to $401 million in 2000, resulted primarily from the sales-based compensation costs related to the increase in sales of our group life and group disability products, and volume related costs to administer the increased business in force.

The group life benefits ratio for 2000 improved by 2.5 percentage points from 1999 primarily as a result of improved mortality experience. The group disability benefits ratio improved by 0.8 percentage points from 1999 to 2000 reflecting better morbidity experience, which we attribute to our ongoing efforts to improve the quality of our underwriting and claims management processes. The group life administrative operating expense ratio was relatively unchanged, while the group disability insurance administrative operating expense ratio improved 2.5 percentage points, reflecting the impact of our efforts to improve operational efficiencies, including a reduction in our estimate of the administrative costs associated with settlement of pending claims.

Sales Results

The following table sets forth the Group Insurance segment's new annualized premiums for the periods indicated. In managing our group insurance business, we analyze new annualized premiums, which do not correspond to revenues under GAAP, as well as revenues, because new annualized premiums measure the current sales performance of the business unit, while revenues reflect the renewal persistency and aging of in force policies written in prior years and net investment income in addition to current sales.

	Year Ended December 31,		
	2001	2000	1999
		(in millions)	
New annualized premiums:			
Group life(1)	$483	$321	$262
Group disability(2)	147	162	105
Total	$630	$483	$367

(1) Amounts do not include excess premiums, which are premiums that build cash value but do not purchase face amounts of group universal life insurance.

(2) Includes long-term care products.

2001 to 2000 Annual Comparison. Total new annualized premiums increased $147 million, or 30%, from 2000 to 2001, with an increase of $162 million in group life sales partially offset by a $15 million decline in group disability sales. The group life sales increase included $46 million in premiums in 2001 from additional coverage under an insurance program for the United States armed forces under which our retained risk, and consequently the risk charge we include in the premiums charged, are limited. The remainder of the group life sales increase came from a small number of large sales to new and existing customers, including annualized premiums of $99 million from one sale. The group disability sales decrease reflected the benefit to 2000 results from sales opportunities resulting from the well-publicized financial difficulties of a competitor.

2000 to 1999 Annual Comparison. Total new annualized premiums increased $116 million, or 32%, from 1999 to 2000, with increases of $59 million in group life sales and $57 million in group disability sales. Sales for 1999 benefited from annualized premiums of $40 million from one sale. We believe the sales increase reflected improved competitiveness of our products as well as sales opportunities resulting from the well-publicized financial difficulties of a competitor.

Other Employee Benefits

Operating Results

The following table sets forth the Other Employee Benefits segment's operating results for the periods indicated.

	Year Ended December 31,		
	2001	2000	1999
		(in millions)	
Operating results:			
Revenues(1)	$2,664	$2,885	$3,014
Benefits and expenses(2)	2,551	2,656	2,742
Adjusted operating income	$ 113	$ 229	$ 272

(1) Revenues exclude realized investment gains, net of losses.

(2) Benefits and expenses exclude the impact of net realized investment gains on reserves and deferred acquisition cost amortization.

Adjusted Operating Income
2001 to 2000 Annual Comparison. Adjusted operating income decreased $116 million, or 51%, in 2001 from 2000. Adjusted operating income benefited $64 million in 2000 primarily from refinements in our annuity reserves. Excluding this change, adjusted operating income decreased $52 million, or 32%. The $52 million decrease came from decreases in adjusted operating income of $42 million from our real estate and relocation business and $23 million from our guaranteed products business, partially offset by a $13 million reduction in losses from our full service defined contribution business.

Our real estate and relocation business reported a loss, on an adjusted operating income basis, of $11 million in 2001 versus adjusted operating income of $31 million in 2000. The loss in 2001 resulted from expenses of $35 million from consolidation of operating facilities as well as a decline in corporate relocation volume.

Our guaranteed products business reported adjusted operating income of $153 million in 2001, a decrease of $23 million from 2000 adjusted operating income, excluding the impact of the annuity reserve refinement noted above. Results from this business in 2000 were negatively affected by a $56 million charge we recorded to increase reserves for our structured settlement products as a result of our restructuring of the investment portfolio supporting these products to reduce the emphasis on equity investments, and we also recorded charges amounting to $26 million during that year to establish reserves for guaranteed benefits on several separate account contracts. However, the impact of the foregoing items was largely offset by less favorable mortality experience in 2001, and, during the first nine months of 2001, we recorded approximately $29 million of increased estimates of policy liabilities relating to prior periods. Additionally, this business continues to be adversely affected by the gradual runoff of our general account products, including general account guaranteed investment contract ("GIC") business, that we have experienced over the past several years. We expect to continue to have low sales of general account GICs unless and until our ratings improve.

Our full service defined contribution business, which benefited from lower expense levels in 2001, reported a loss of $29 million on an adjusted operating income basis compared to a loss of $42 million in 2000.

2000 to 1999 Annual Comparison. Adjusted operating income decreased $43 million, or 16%, in 2000 from 1999. Adjusted operating income benefited $64 million in 2000 and $54 million in 1999 primarily from refinements in our annuity reserves. Excluding these changes, adjusted operating income decreased $53 million, or 24%, from $218 million in 1999 to $165 million in 2000. The $53 million decrease came primarily from a $45 million decline in adjusted operating income from our guaranteed products business. Results from this business were negatively affected by a $56 million charge we recorded in 2000 to increase our reserves for structured settlement products as discussed above. We recorded charges of $26 million in 2000 and $37 million in 1999 to establish reserves for guaranteed benefits on several separate account contracts. Results from this business continue to be affected by the scheduled runoff of our general account GIC business that we have experienced over the past several years. Losses from our full service defined contribution business were $42 million in 2000, relatively unchanged from $39 million in 1999.

Revenues
2001 to 2000 Annual Comparison. Revenues, as shown in the table above under "—Operating Results," decreased $221 million, or 8%, from 2000 to 2001. Net investment income decreased $151 million, or 6%, from $2.332 billion in 2000 to $2.181 billion in 2001 reflecting lower yields as well as the gradual runoff of our general account products, including general account GIC business. Premiums, policy charges and fees decreased $49 million, from $149 million in 2000 to $100 million in 2001, reflecting lower sales of general account group annuity products.

2000 to 1999 Annual Comparison. Revenues decreased $129 million, or 4%, from 1999 to 2000. Net investment income decreased $128 million, or 5%, from $2.460 billion in 1999 to $2.332 billion in 2000. The majority of this decline relates to the continued runoff of our general account GIC business. Fee-based revenue in 2000 was approximately equal to 1999, as the impact on 1999 revenues from $16 million in fees we earned in connection with our participation in the rehabilitation of another life insurance company was essentially offset by higher fee-based revenues resulting from growth in our full service defined contribution and real estate and relocation businesses in 2000.

Benefits and Expenses
2001 to 2000 Annual Comparison. Benefits and expenses, as shown in the table above under "—Operating Results," decreased $105 million, or 4%, from 2000 to 2001. This decrease includes the effect of refinements in our annuity reserves in 2000 as noted above. Excluding this change, benefits and expenses decreased $169 million, or 6%. Policyholders' benefits together with the change in policy reserves and interest credited to policyholders,

decreased $128 million in 2001 from 2000, excluding the effect of the 2000 refinement in annuity reserves. The decrease reflected our maturing block of group annuity business and the decline in premiums mentioned above. In addition, interest expense decreased $31 million from 2000 to 2001 as a result of a lower level of investment-related borrowing and lower borrowing rates.

2000 to 1999 Annual Comparison. Benefits and expenses decreased $86 million, or 3%, from 1999 to 2000. Interest credited to policyholders declined from $1.086 billion in 1999 to $1.024 billion in 2000, primarily as a result of the runoff of our general account GIC business as noted above. This decrease was essentially offset by the $56 million charge we recorded in 2000 to increase our reserves for structured settlement products. The remainder of the decrease came primarily from a decrease in policyholders' benefits, including the change in policy reserves, reflecting our maturing block of group annuity business.

Sales Results and Assets Under Management

The following table shows the changes in the account values and net sales of Other Employee Benefits segment products for the periods indicated. Net sales are total sales minus withdrawals or withdrawals and benefits, as applicable. As noted above under "—U.S. Consumer Division—Retail Investments—Sales Results and Assets Under Management," neither sales nor net sales are revenues under GAAP.

	Year Ended December 31,		
	2001	2000	1999
	(in millions)		
Defined Contribution:			
Beginning total account value	$26,046	$25,788	$21,527
Sales	3,689	5,439	4,736
Withdrawals	(3,422)	(3,937)	(3,287)
Change in market value, interest credited, and other activity(1)	(1,673)	(1,244)	2,812
Ending total account value	$24,640	$26,046	$25,788
Net sales	$ 267	$ 1,502	$ 1,449
Guaranteed Products(2):			
Beginning total account value	$41,577	$41,757	$45,560
Sales	2,299	2,024	1,951
Withdrawals and benefits	(4,372)	(5,279)	(7,244)
Change in market value and interest income	2,198	2,997	2,070
Other(3)	(1,877)	78	(580)
Ending total account value	$39,825	$41,577	$41,757
Net sales	$(2,073)	$(3,255)	$(5,293)

(1) Includes an increase to policyholder account values as a result of policyholder credits issued in 2001 in connection with Prudential's demutualization, amounting to $433 million.

(2) Prudential's retirement plan accounted for 29% of sales in the year ended December 31, 2001, 27% of sales for 2000, and 28% for 1999. Ending total account value includes assets of Prudential's retirement plan of $9.1 billion at December 31, 2001, $8.2 billion at December 31, 2000, and $8.2 billion at December 31, 1999.

(3) Represents changes in asset balances for externally managed accounts. Additionally, in 2001, includes an increase to policyholder account values of $181 million representing cumulative conversions of client balances to products currently included in this business and a further increase of $2 million as a result of policyholder credits issued in connection with Prudential's demutualization.

2001 to 2000 Annual Comparison. Assets under management in our full service defined contribution business amounted to $24.6 billion at December 31, 2001, a decrease of $1.4 billion, or 5%, from December 31, 2000. This decrease is primarily due to a decline in market value of mutual funds reflecting the general downturn in the equity markets. In addition, net sales decreased $1.2 billion in 2001 from 2000, reflecting a decrease in new institutional clients.

Assets under management for guaranteed products amounted to $39.8 billion at December 31, 2001, a decrease of $1.8 billion, or 4%, from December 31, 2000. The decrease from December 31, 2000 is primarily due to a decrease in separate account annuity assets that reflected approximately $1.4 billion of annuity benefits.

As of December 31, 2001, our guaranteed products assets under management included $10.2 billion relating to non-participating group annuities and structured settlements that were sold predominantly in a high interest rate environment. Historically, we have actively managed the investment portfolios underlying these long-duration products to maximize economic value. This strategy has produced significant realized investment gains over the years; however, the reinvestment of sales proceeds in lower yielding assets has resulted in marginally profitable adjusted operating income on these products for the three years ended December 31, 2001.

2000 to 1999 Annual Comparison. Assets under management in our full service defined contribution business were relatively unchanged at December 31, 2000 from a year earlier. Net sales benefited from increased participant contributions, reflecting an increased participant base. However, the $1.5 billion net sales in 2000 were largely offset by negative changes in market value of $1.2 billion resulting from poor performance in the equity markets.

Assets under management for guaranteed products at December 31, 2000 were also relatively unchanged from a year earlier. Although assets related to our general account GIC business continued to decline, reflecting the scheduled runoff of that business, this decrease was largely offset by an increase in our separate account annuity assets resulting primarily from market appreciation and interest income on fixed income investments. Withdrawals and benefits from guaranteed products for 2000 totaled $5.3 billion, $2.0 billion less than those of 1999, reflecting the declining volume of general account GIC contracts. Sales of guaranteed products increased $73 million over 1999, as an increase in separate account GICs and funding agreements more than offset a decline in traditional GICs.

International Division

The International division generates revenues from premiums and investment income through our International Insurance segment and from commissions, asset management fees and investment income from the international securities and futures brokerage and trading operations that comprise our International Securities and Investments segment. We include the asset management fees and commissions from these operations in the line captioned "Commissions and other income" in our consolidated statements of operations.

The International Insurance and International Securities and Investments segments pay the expenses of their own proprietary sales forces, consisting of Life Planners, Life Advisors and Financial Advisors, for distribution of products.

Our international operations conduct their business primarily in local currencies and, accordingly, fluctuations in foreign currency exchange rates, net of the impact of our hedging strategies, affect the profitability of these operations in our Consolidated Financial Statements. For a discussion of our currency hedging strategies, see "Quantitative and Qualitative Disclosures About Market Risk—Risk Management, Market Risk and Derivative Instruments—Other Than Trading Activities—Market Risk Related to Foreign Currency Exchange Rates."

In addition, we must manage our risk in connection with principal transactions associated with the international and futures operations of the International Securities and Investments segment. The liquidity of markets and transactional volume, the level and volatility of interest rates, security and currency valuations, competitive conditions and other factors also affect our revenues and profitability. See "—Overview—Profitability."

Division Results

The following table and discussion present the International division's results based on our definition of adjusted operating income, which is a non-GAAP measure, as well as income from continuing operations before income taxes, which is prepared in accordance with GAAP. As shown below, adjusted operating income excludes realized investment gains, net of losses and related charges. The excluded items are important to an understanding of our overall results of operations. You should not view adjusted operating income as a substitute for income from continuing operations determined in accordance with GAAP, and you should note that our definition of adjusted operating income may differ from that used by other companies. However, we believe that the presentation of adjusted operating income as we measure it for management purposes enhances the understanding of our results of operations by highlighting the results from ongoing operations and the underlying profitability factors of our businesses. We exclude realized investment gains, net of losses and related charges, from adjusted operating income because the timing of transactions resulting in recognition of gains or losses is largely at our discretion and the amount of these gains or losses is heavily influenced by and fluctuates in part according to the availability of market opportunities. Including the fluctuating effects of these transactions could distort trends in the underlying profitability of our businesses.

	Year Ended December 31, 2001	2000	1999
	(in millions)		
Division operating results:			
Revenues(1)	$4,694	$2,624	$2,102
Benefits and expenses	4,171	2,302	1,869
Adjusted operating income	$ 523	$ 322	$ 233
Adjusted operating income by segment:			
International Insurance	$ 611	$ 296	$ 218
International Securities and Investments	(88)	26	15
Total	523	322	233
Item excluded from adjusted operating income:			
Realized investment gains, net of losses	(57)	(15)	9
Income from continuing operations before income taxes	$ 466	$ 307	$ 242

(1) Revenues exclude realized investment gains, net of losses.

2001 to 2000 Annual Comparison. Adjusted operating income of our International division increased $201 million, or 62%, in 2001 from 2000. The increase came from an increase of $315 million in adjusted operating income from our International Insurance segment, including $262 million from Gibraltar Life which we acquired in 2001, as discussed below. This increase was partially offset by a $114 million decline in adjusted operating income from our International Securities and Investments segment. Income from continuing operations before income taxes increased by $159 million, or 52%, in 2001 from 2000 as a result of the increase in adjusted operating income, which was partially offset by a $42 million increase in realized investment losses. For a discussion of realized investment gains and losses, and charges related to realized investment gains and losses, see "—Consolidated Results of Operations—Realized Investment Gains."

2000 to 1999 Annual Comparison. Adjusted operating income of our International division increased $89 million, or 38%, in 2000 from 1999 due to increases in both segments in the division. Income from continuing operations before income taxes increased $65 million, or 27%, in 2000 from 1999. The increase came from the $89 million increase in adjusted operating income, which was partially offset by a $24 million decrease in realized investment gains, net of losses.

International Insurance

Our international insurance operations are subject to currency fluctuations that can materially impact the U.S. dollar results of our international insurance operations from period to period even if results on a local currency basis are relatively constant. Exchange rates fluctuated significantly in the three years ended December 31, 2001. The financial results of our International Insurance segment reflect the impact of our currency hedging strategies including internal hedges, whereby some currency fluctuation exposure is assumed in our Corporate and Other operations. Unless otherwise stated, we have translated all information in this section on the basis of exchange rates in accordance with GAAP. To achieve a better understanding of local operating performance, where indicated below, we analyze results both on the basis of GAAP translated results and on the basis of local results translated at a constant exchange rate. When we discuss constant exchange rate information below, we translated on the basis of the average exchange rates for the year ended December 31, 2001.

Operating Results

The following table sets forth the International Insurance segment's operating results for the periods indicated.

	Year Ended December 31,		
	2001	2000	1999
	(in millions)		
Operating results:			
Revenues(1):			
International Insurance, excluding Gibraltar Life	$2,120	$1,920	$1,522
Gibraltar Life	2,026	—	—
	4,146	1,920	1,522
Benefits and expenses:			
International Insurance, excluding Gibraltar Life	1,771	1,624	1,304
Gibraltar Life	1,764	—	—
	3,535	1,624	1,304
Adjusted operating income	$ 611	$ 296	$ 218

(1) Revenues exclude realized investment gains, net of losses.

Adjusted Operating Income

2001 to 2000 Annual Comparison. Adjusted operating income increased $315 million from 2000 to 2001. Results of Gibraltar Life, which we include in our results from April 2, 2001, the date of the reorganization, through November 30, 2001, contributed $262 million to the increase in adjusted operating income. The International Insurance segment reported adjusted operating income of $172 million for the fourth quarter of 2001, including $77 million from Gibraltar Life.

The $262 million adjusted operating income reported by Gibraltar Life reflected revenues of $2.026 billion and benefits and expenses of $1.764 billion. Gibraltar Life's revenues were comprised primarily of $1.710 billion of premiums, policy charges and fees, and $304 million net investment income, and its benefits and expenses were comprised primarily of $1.358 billion of policy benefits including changes in reserves and $406 million of operating expenses. As a result of Gibraltar Life's recent emergence from reorganization proceedings and the reduction in benefits for in force policies, when we established Gibraltar Life's initial liability for future policy benefits, we assumed a higher than normal level of policy surrenders for the near term. Our surrender rate assumptions for Gibraltar Life's years of operations, commencing at the date of reorganization, are 6% in the first year and 4% thereafter for paid-up policies and 2% to 38% in the first year, 3% to 14% in the second year, and 6% to 10% thereafter for premium paying policies, although the actual surrender rates we experience may differ materially from our assumptions. Gibraltar Life's adjusted operating income for the initial eight-month period included in our results benefited from gains on policy surrenders of about $56 million, including about $6 million in the three months ended November 30, 2001. Substantially all of this contribution to adjusted operating income resulted from a high level of surrenders due to customer response to the initial impact of policy changes introduced as part of Gibraltar Life's reorganization. These surrenders, which were significantly greater in the initial eight-month period than the level we expect on an ongoing basis, are not anticipated to have a material adverse impact on future results from Gibraltar Life. Future surrender experience in the near term may be significantly different from the levels we assumed, and our future adjusted operating income will be sensitive to differences in actual surrender experience from our assumptions, particularly during an initial period of about two years from the date of reorganization. We estimate that every 1% of in force policies that surrender in excess of our assumed level would contribute $40 to $50 million to our adjusted operating income for the period of the surrenders, and conversely that for every 1% of in force policies that surrender below our assumed level, our reported adjusted operating income would be negatively affected by $40 to $50 million.

Adjusted operating income, excluding the impact of the Gibraltar Life acquisition discussed above, increased $53 million, or 18%, from 2000 to 2001. Adjusted operating income for 2001 benefited $8 million from a refinement in the methodology used to calculate reserves in our Korean operations. Excluding this item, adjusted operating income increased $45 million, or 15%. The increase came from improved results both from our operations in countries other than Japan and our Japanese insurance operations. Our operations in countries other than Japan contributed adjusted operating income of $6 million for 2001, excluding the reserve refinement, compared to an operating loss of $19 million for 2000, as increased profits from our operations in Korea and Taiwan more than offset continued costs associated with our expansion into additional countries. Our Japanese insurance operations reported continuing improved results, with adjusted operating income of $335 million in 2001 compared to $315 million in 2000, due to strong persistency and new sales, partially offset by a negative impact of about $24 million from currency fluctuations and less favorable mortality experience.

The segment's increase in adjusted operating income includes the unfavorable effect of year over year fluctuations in currency exchange rates as well as the impact of our hedging at expected exchange rates. On a constant exchange rate basis and excluding the impact of currency hedging, adjusted operating income, including results of Gibraltar Life, increased $333 million.

2000 to 1999 Annual Comparison. Adjusted operating income increased $78 million, or 36%, from 1999 to 2000. The increase resulted from continuing improved results from our Japanese insurance operations, from $240 million in 1999 to $315 million in 2000, which experienced continued growth in insurance in force due to strong persistency and new sales. Our operations in countries other than Japan resulted in operating losses of $19 million in 2000 and $22 million in 1999, as improved operating income from our Korean insurance operations was partially offset by increased costs associated with our expansion into additional countries. The segment's increase in adjusted operating income includes the favorable effect of year over year fluctuations in currency exchange rates as well as the impact of our hedging at expected exchange rates. On a constant exchange rate basis and excluding the impact of currency hedging, adjusted operating income increased $37 million, or 18%.

Revenues

2001 to 2000 Annual Comparison. Revenues, as shown in the table above under "—Operating Results," increased $2.226 billion from 2000 to 2001, including $2.026 billion from Gibraltar Life. Excluding the impact of the Gibraltar Life acquisition, revenues increased $200 million, or 10%, from 2000 to 2001. The $200 million increase in revenues came primarily from an increase in premium income of $152 million, or 9%, from $1.680 billion in 2000 to $1.832 billion in 2001. Premiums from our Korean operations increased $97 million, from $188 million in 2000 to $285 million in 2001, as a result of increased sales and strong persistency. Premiums in all other countries increased $55 million, from $1.492 billion in 2000 to $1.547 billion in 2001, primarily as a result of continued strong persistency and new sales in Japan and Taiwan. On a constant exchange rate basis and excluding the impact of currency hedging, total segment revenues increased $2.424 billion, from 2000 to 2001.

2000 to 1999 Annual Comparison. Revenues increased $398 million, or 26%, from 1999 to 2000. The growth in revenues came primarily from an increase in premium income of $335 million, from $1.345 billion in 1999 to $1.680 billion in 2000. Premiums from our Japanese operations increased $227 million, from $1.167 billion in 1999 to $1.394 billion in 2000, as a result of continued strong persistency and new sales, as well as the favorable impact of currency exchange fluctuations. Premiums in all other countries increased $108 million, from $178 million in 1999 to $286 million in 2000, primarily as a result of increased sales and strong persistency in Korea and Taiwan. Net investment income increased $30 million, from $99 million in 1999 to $129 million in 2000, as a result of the growth in invested assets related to the increase in our business in force. On a constant exchange rate basis and excluding the impact of currency hedging, revenues increased $272 million, or 19%, from 1999 to 2000.

Benefits and Expenses

2001 to 2000 Annual Comparison. Benefits and expenses, as shown in the table above under "—Operating Results," increased $1.911 billion from 2000 to 2001, including $1.764 billion from Gibraltar Life. Excluding the impact of the Gibraltar Life acquisition, benefits and expenses increased $147 million, or 9%, from 2000 to 2001. The $147 million increase in benefits and expenses came primarily from an increase of $120 million in policyholders' benefits, which includes the change in reserves for future policy benefits. Policyholders' benefits increased from $1.268 billion in 2000 to $1.388 billion in 2001, primarily as a result of the greater volume of business in force, which was driven by new sales, continued strong persistency and the aging of business in force in markets where our operations are more mature. On a constant exchange rate basis, total segment benefits and expenses increased $2.091 billion.

2000 to 1999 Annual Comparison. Benefits and expenses increased $320 million, or 25%, from 1999 to 2000. The increase in benefits and expenses came primarily from an increase of $234 million in policyholders' benefits, which includes the change in reserves for future policy benefits. Policyholders' benefits increased from $1.034 billion in 1999 to $1.268 billion in 2000, primarily as a result of the greater volume of business in force, which was driven by new sales and continued strong persistency, as well as the aging of business in force in markets where our operations are more seasoned. The remaining increase in benefits and expenses of $85 million reflected the increase in administrative expenses associated with the greater volume of business in force and increased expenses related to opening additional agencies in existing markets and expansion into new markets. On a constant exchange rate basis, benefits and expenses increased $235 million, or 19%.

Sales Results
In managing our international insurance business, we analyze new annualized premiums, which do not correspond to revenues under GAAP, as well as revenues, because new annualized premiums measure the current sales performance of the business unit, while revenues reflect the renewal persistency and aging of in force policies written in prior years and net investment income in addition to current sales.

2001 to 2000 Annual Comparison. New annualized premiums increased $183 million, or 36%, from $509 million in 2000 to $692 million in 2001, including $110 million from Gibraltar Life and reflecting the unfavorable impact of currency exchange rate fluctuations. On a constant exchange rate basis, new annualized premiums increased $240 million, or 53%, from 2000 to 2001, including $110 million from Gibraltar Life. On that basis, new annualized premiums from our operations other than Gibraltar Life increased $130 million, or 29%. The $130 million increase included $51 million from our existing operation in Japan, reflecting an increase in the number of Life Planners from 1,811 at December 31, 2000 to 1,992 at December 31, 2001 as well as $25 million of new annualized premiums sold by the Gibraltar Life sales force for our existing operation prior to the acquisition date. After that date, the Gibraltar Life sales force has distributed only Gibraltar products. For all countries other than Japan, also on a constant exchange rate basis, new annualized premiums increased $79 million, or 59%, with $76 million of the increase coming from our operations in Korea and Taiwan. The increase in countries other than Japan reflects an increase in the number of Life Planners, from 1,684 at December 31, 2000 to 2,112 at December 31, 2001, as well as an increase in Life Planner productivity.

2000 to 1999 Annual Comparison. New annualized premiums increased $111 million, or 28%, from $398 million in 1999 to $509 million in 2000, including the favorable impact of currency exchange fluctuations. On a constant exchange rate basis, new annualized premiums increased $82 million, or 22%. For all countries other than Japan, on a constant exchange rate basis, new annualized premiums increased $45 million, or 51%, with $44 million of the increase coming from our operations in Korea and Taiwan. The increase in countries other than Japan reflects an increase in the number of Life Planners, from 1,203 at December 31, 1999 to 1,684 at December 31, 2000, which we attribute to our recruitment program and retention of existing Life Planners. New annualized premiums in Japan, on a constant exchange rate basis, increased $37 million, or 13%, reflecting an increase in the number of Life Planners from 1,681 at December 31, 1999 to 1,811 at December 31, 2000. As discussed below under "—Investment Margins and Other Profitability Factors," in April 1999 Japanese regulators approved a reduction in the required interest rates for most of the products we sell due to the low interest rate environment in that country. We believe that customer purchases of life insurance in 1999 in anticipation of this change before it was implemented benefited 1999 sales, partially offsetting the impact of additional Life Planners in 2000.

Investment Margins and Other Profitability Factors
Many of our insurance products sold in international markets provide for the buildup of cash values for the policyholder at mandated guaranteed interest rates. The spread between the actual investment returns and these guaranteed rates of return to the policyholder is an element of the profit or loss that we will experience on these products. Interest rates guaranteed in our Japanese insurance contracts are regulated by Japanese authorities. Between July 1, 1996 and April 1, 1999, we guaranteed premium rates using an interest rate of 3.1% on most of the products we sold even though the yield on Japanese government and high-quality corporate bonds was less than that much of this time. This resulted in some negative investment spreads over this period. As a consequence, our profitability with respect to these products in Japan during that period resulted primarily from margins on mortality charges and expenses. In response to the low interest rate environment, Japanese regulators approved a reduction in the required rates for most of the products we sell to 2.35% in April of 1999, which has allowed us to charge higher premiums on new business for the same amount of insurance. While this has also resulted in an improvement in investment spreads, these spreads had a negative impact on adjusted operating income from our Japanese insurance operations other than Gibraltar Life in each of the three years ended December 31, 2001 and the profitability of these products in Japan continues to result primarily from margins on mortality charges and expenses. In 2001, Japanese regulators approved further reductions in the required interest rates applicable to most of the products we sell. As a result, we increased premium rates on most of our products sold in Japan when the new rates were implemented, in April 2001 for some products and in October 2001 for other products. Additionally, interest rates on our guaranteed products sold in Korea are regulated by Korean authorities, who implemented, in April 2001, a reduction in the required rates for most of the products we sell, allowing us to charge higher premiums on new business for the same amount of insurance. While these actions enhance our ability to set rates commensurate with available investment returns, the major sources of profitability on our products in Korea, as in Japan, are margins from mortality and expense charges rather than investment spreads.

We base premiums and cash values in the countries in which we operate on mandated mortality tables. Our mortality experience in the International Insurance segment on an overall basis for each of the three years ended December 31, 2001 was well within our pricing assumptions and below the guaranteed levels reflected in the premiums we charge.

International Securities and Investments

Operating Results

The following table sets forth the International Securities and Investments segment's operating results for the periods indicated.

	Year Ended December 31,		
	2001	2000	1999
	(in millions)		
Operating results:			
Revenues	$548	$704	$580
Expenses	636	678	565
Adjusted operating income	$(88)	$ 26	$ 15

Adjusted Operating Income

2001 to 2000 Annual Comparison. The International Securities and Investments segment reported a pre-tax loss of $88 million, on an adjusted operating income basis, for 2001 compared to adjusted operating income of $26 million for 2000. The $114 million decrease came from our international securities operations, including our futures operations, reflecting the slowdown in equity markets which began after the early part of 2000 as well as $21 million greater expenses in 2001 relating to staff reductions and facilities consolidations. In addition, adjusted operating income for 2000 benefited from a $21 million gain from our interest in the conversion of London Stock Exchange and Hong Kong Stock and Futures Exchange seats into listed shares and trading rights. Losses from our international investments operations amounted to $44 million in 2001 and $51 million in 2000, as increased expenses from the expansion of this developing business essentially offset its revenue growth. The International Securities and Investments segment reported a loss of $47 million on an adjusted operating income basis, for the fourth quarter of 2001.

2000 to 1999 Annual Comparison. Adjusted operating income increased $11 million from 1999 to 2000. Adjusted operating income from our international securities operations, including our futures operations, increased $30 million in 2000 from 1999, including a $21 million gain in 2000 from our interest in the conversion of stock exchange seats as discussed above. Our international securities operations benefited from continued active U.S. equity markets, particularly during the early part of 2000. An $11 million decline in adjusted operating income from our futures operations due to reduced volatility in the global commodity and foreign exchange markets in 2000 was a partial offset. Losses from our international investments operations increased $19 million, from $32 million in 1999 to $51 million in 2000, reflecting increased expenses from the expansion of this developing business.

Revenues

2001 to 2000 Annual Comparison. Revenues, as shown in the table above under "—Operating Results," decreased $156 million, or 22%, from 2000 to 2001. The decrease came from a $177 million decrease in revenues from our international securities operations, which include our futures operations. The $177 million decrease came primarily from lower commission revenues associated with reduced transaction volume, reflecting the less active equity markets in comparison to 2000 which benefited from exceptionally active equity markets in the early part of the year. In addition, revenues for 2000 included the $21 million gain from our interest in the conversion of stock exchange seats as noted above. Revenues from our international investments operations increased $21 million, primarily from asset management fees and commissions earned by recently acquired units.

2000 to 1999 Annual Comparison. Revenues increased $124 million, or 21%, from 1999 to 2000. The increase came primarily from a $106 million increase in revenues from our international securities operations. The increase reflected higher commission revenues associated with increased transaction volume, primarily due to active U.S. equity markets particularly during the early part of 2000, higher fee revenues from a London-based broker and asset manager that we acquired in 1999, and the $21 million gain from our interest in the conversion of stock exchange seats as noted above. The increase in revenues also reflects an increase in the number of international Financial Advisors to 620 at December 31, 2000 from 577 a year earlier. The remainder of the increase in revenues came from our international investments operations, reflecting their expansion as noted above.

Expenses

2001 to 2000 Annual Comparison. Expenses, as shown in the table above under "—Operating Results," decreased $42 million, or 6%, from 2000 to 2001. Expenses of our international securities operations decreased $56 million, due primarily to decreases in revenue-based compensation costs. During 2001, our international securities operations incurred $30 million of expenses relating to staff reductions and facilities consolidations, while expenses in 2000 reflected about $9 million of such costs. Expenses of our international investments operations increased $14 million, reflecting expenses from recently acquired units.

2000 to 1999 Annual Comparison. Expenses increased $113 million, or 20%, from 1999 to 2000. Expenses of our international securities operations increased $76 million, primarily as a result of increased compensation paid to Financial Advisors on higher commission revenues, increased formula-based and incentive compensation on higher revenues and earnings, increased expenses from a London-based broker and asset manager that we acquired in 1999 and costs to expand our securities operations in Asia and Latin America. Expenses of our international investment operations increased $37 million, reflecting expenses from the development of this business.

Asset Management Division

The Asset Management division, through our Investment Management and Advisory Services segment, receives asset-based management fees from the businesses of the U.S. Consumer and Employee Benefits divisions, from third parties, and also from the Closed Block Business. The Other Asset Management segment includes our commercial mortgage securitization operations and investment research activities supporting our Private Client Group operations. This segment also participates in securities underwritings where our research efforts are attractive to issuers and lead underwriters, engages in equity securities sales and trading, manages our hedge portfolios. We include the division's asset-based management fees in the line captioned "Commissions and other income" in our consolidated statements of operations.

The Asset Management division pays the expenses of its own portfolio managers for asset management and the expenses of its own proprietary sales force for distribution of products to third parties.

Profitability of the Asset Management division depends primarily on our ability to develop and retain a base of assets under management, both through the U.S. Consumer and Employee Benefits divisions and directly from third parties, on which we can earn asset-based fees, and to manage the level of expenses incurred in the management of those assets. We generally base asset management fees on the market value of the underlying assets and, accordingly, profitability varies as these market values change due to external factors, such as securities market conditions and interest rates and other factors that may affect the values of particular investments. We also earn transaction-based and performance-based fees which depend on such external factors. In addition, revenue streams, including mark-to-market adjustments, from our commercial mortgage securitizations and hedge portfolios are subject to market fluctuations.

Division Results

The following table sets forth the Asset Management division's results for the periods indicated.

	Year Ended December 31,		
	2001	2000	1999
	(in millions)		
Division operating results:			
Revenues(1)	$1,272	$1,344	$1,141
Benefits and expenses	1,053	1,068	889
Adjusted operating income	$ 219	$ 276	$ 252
Adjusted operating income by segment:			
Investment Management and Advisory Services	$ 105	$ 154	$ 155
Other Asset Management	114	122	97
Total	219	276	252
Items excluded from adjusted operating income:			
Realized investment gains, net of losses	(8)	1	1
Income from continuing operations before income taxes	$ 211	$ 277	$ 253

(1) Revenues exclude realized investment gains, net of losses.

2001 to 2000 Annual Comparison. Adjusted operating income of our Asset Management division decreased $57 million, or 21%, in 2001 from 2000, due to declines from both segments in the division. Income from continuing operations before income taxes decreased $66 million, or 24%, primarily as a result of the decrease in adjusted operating income.

2000 to 1999 Annual Comparison. Adjusted operating income of our Asset Management division increased $24 million, or 10%, in 2000 from 1999, due to an increase from the Other Asset Management segment. Income from continuing operations before income taxes increased $24 million, or 9%, as a result of the increase in adjusted operating income.

Investment Management and Advisory Services

Operating Results

The following table sets forth the Investment Management and Advisory Services segment's operating results for the periods indicated.

	Year Ended December 31,		
	2001	2000	1999
	(in millions)		
Operating results:			
Revenues(1)	$835	$874	$768
Expenses	730	720	613
Adjusted operating income	$105	$154	$155

(1) Revenues exclude realized investment gains, net of losses.

Adjusted Operating Income

2001 to 2000 Annual Comparison. Adjusted operating income decreased $49 million, or 32%, from 2000 to 2001, due primarily to lower earnings from asset management resulting from declines in market value of the underlying assets on which our fees are based. Although 2000 adjusted operating income reflected expenses related to the consolidation of substantially all of our public equity management capabilities into our Jennison unit, these expenses were largely offset by revenues from performance incentive fees which exceeded those earned in 2001. Adjusted operating income in 2001 includes $6 million from the operations of a specialized asset management unit within this segment that we sold in the first quarter of 2002.

2000 to 1999 Annual Comparison. Adjusted operating income was flat from 1999 to 2000. Although revenues increased, the increase was essentially offset primarily by expenses related to the consolidation of substantially all of our public equity management capabilities into our Jennison unit.

Revenues

The following table sets forth the Investment Management and Advisory Services segment's revenues, as shown in the table above under "—Operating Results," by source for the periods indicated.

	Year Ended December 31,		
	2001	2000	1999
	(in millions)		
Revenues:			
Retail customers(1)	$210	$244	$225
Institutional customers	383	409	322
General account	242	221	221
Total revenue	$835	$874	$768

(1) Consists of individual mutual funds and both variable annuities and variable life insurance in our separate accounts. Fixed annuities and the fixed rate options of both variable annuities and variable life insurance are included in general account. Also includes funds invested in proprietary mutual funds through our defined contribution plan products.

2001 to 2000 Annual Comparison. Revenues, as shown in the table above under "—Operating Results," decreased $39 million, or 4%, from 2000 to 2001. The decrease came primarily from declines of $34 million, or 14%, in revenues from management of retail customer assets and $26 million, or 6%, in revenues from management of institutional customer assets. The decrease in revenues from management of retail customer assets came primarily from market value declines on publicly traded equity securities which resulted in a lower level of average assets under management. The decrease in revenues from management of institutional customer assets reflected a $25 million performance incentive fee earned in 2000. Revenues from management of general account assets increased $21 million, reflecting increased market values on fixed income securities.

2000 to 1999 Annual Comparison. Revenues increased $106 million, or 14%, from 1999 to 2000. The increase was principally a result of an $87 million increase in revenues from management of institutional customer assets, which included $32 million of mortgage origination and servicing revenues from a subsidiary we acquired in 2000. The remainder of the increase came primarily from a $25 million performance incentive fee as well as increased revenue from our real estate and private equity advisory businesses.

Expenses

2001 to 2000 Annual Comparison. Expenses, as shown in the table above under "—Operating Results," were essentially unchanged from 2000 to 2001, as our 2001 results included expenses for the entire year relating to the mortgage origination and servicing activities of a subsidiary that we acquired in June 2000, while our 2000 results included approximately $40 million of expenses related to the consolidation of substantially all of our public equity management capabilities into our Jennison unit.

2000 to 1999 Annual Comparison. Expenses increased $107 million, or 17%, from 1999 to 2000. The increase reflected approximately $40 million of expenses related to the consolidation of substantially all of our public equity management capabilities into our Jennison unit and $24 million of expenses related to the mortgage origination and servicing activities of the subsidiary we acquired in 2000. The remainder of the increase came primarily from compensation charges that are linked to revenues and costs to expand our domestic and European proprietary investment activities.

Other Asset Management

Operating Results

The following table sets forth the Other Asset Management segment's operating results for the periods indicated.

	Year Ended December 31,		
	2001	2000	1999
	(in millions)		
Operating results:			
Revenues	$437	$470	$373
Expenses	323	348	276
Adjusted operating income	$114	$122	$ 97

Adjusted Operating Income

2001 to 2000 Annual Comparison. Adjusted operating income decreased $8 million, or 7%, in 2001 from 2000. The decrease came from a $25 million decline in adjusted operating income from our equity sales and trading operations, partially offset by a $17 million increase from our commercial mortgage securitization operations and hedge portfolios. Adjusted operating income from our equity sales and trading operations in 2001 included $20 million that Prudential Securities earned as co-manager in the initial public offering of our Common Stock during the fourth quarter of 2001, which is offset by a corresponding charge in our Corporate and Other results. Absent this item, adjusted operating income from our equity sales and trading operations in 2001 was $35 million, a decrease of $45 million or 56% from 2000. This decrease reflected a decline in our revenues from principal trading activities supporting retail and institutional customers as well as increased costs from employee terminations associated with staff reductions and facilities consolidations.

Adjusted operating income from our commercial mortgage securitization operations and hedge portfolios increased $17 million to $59 million in 2001 from $42 million in 2000. The increase came primarily from our mortgage securitization operations, which benefited from changes in market value of financial instruments held pending securitizations. As of December 31, 2001, the hedge portfolios held assets, including both principal positions and securities financing positions, of approximately $3.9 billion, compared to $7.9 billion at December 31, 2000.

2000 to 1999 Annual Comparison. Adjusted operating income increased $25 million, or 26%, from 1999 to 2000. The increase came primarily from a $26 million increase in adjusted operating income from our equity sales and trading operations, from $54 million in 1999 to $80 million in 2000, primarily due to increased trading volume in the equity markets during the first four months of 2000. Results from our commercial mortgage securitization operations and hedge portfolios were essentially unchanged in 2000 from 1999. As of December 31, 2000, the hedge portfolios held assets, including both principal positions and securities financing positions, of approximately $7.9 billion, compared to $5.9 billion a year earlier.

Revenues

2001 to 2000 Annual Comparison. Revenues, as shown in the table above under "—Operating Results," decreased $33 million, or 7%, from 2000 to 2001. The decrease came from a decline in revenues from our equity sales and trading operations, from $404 million in 2000 to $347 million in 2001, which included revenues of $22 million that Prudential Securities received as co-manager in the initial public offering of our Common Stock. Excluding this item, revenues from our equity sales and trading operations declined $79 million, or 20%, in 2001 from 2000. Revenues in 2001 were negatively affected by reduced revenues from principal trading supporting retail and institutional customers, while 2000 revenues benefited from exceptionally active equity securities markets during the first four months of the year. The reduced principal trading revenues we experienced in 2001 reflected lower transaction volume in the equity securities markets resulting from decreased individual investor trading activity, as well as reduced securities trading spreads.

2000 to 1999 Annual Comparison. Revenues increased $97 million, or 26%, from 1999 to 2000. The increase came from a $102 million increase in revenues from our equity sales and trading operations, from $302 million in 1999 to $404 million in 2000. The equity sales and trading operations benefited from increased volume from retail activity associated with the strength of the technology sector early in 2000, as well as increased transaction volume from institutional clients.

Expenses

2001 to 2000 Annual Comparison. Expenses, as shown in the table above under "—Operating Results," decreased $25 million, or 7%, from 2000 to 2001. The decline came from a decrease of $32 million in our equity sales and trading operations, from $324 million in 2000 to $292 million in 2001, reflecting decreased compensation expenses driven by the declines in revenue and earnings.

2000 to 1999 Annual Comparison. Expenses increased $72 million, or 26%, from 1999 to 2000. The increase came from an increase of $76 million in our equity sales and trading operations, from $248 million in 1999 to $324 million in 2000, reflecting increased employee compensation expenses driven by increased revenue and earnings as well as increased expenses to expand our equity research capabilities.

Corporate and Other Operations

Corporate and Other operations includes corporate-level activities that we do not allocate to our business segments. It also consists of international ventures, divested businesses and businesses that we have placed in wind-down status, but that we have not divested. The latter businesses include individual health insurance, group credit insurance and Canadian life insurance. The divested businesses include the lead-managed equity underwriting for corporate issuers and institutional fixed income businesses of Prudential Securities, Gibraltar Casualty Company, a Canadian life insurance subsidiary, and our divested residential first mortgage banking business. As previously discussed, we exclude the gains, losses and contributions to income/loss of the divested businesses from adjusted operating income.

The following table and discussion present results of these activities based on our definition of adjusted operating income, which is a non-GAAP measure, as well as income from continuing operations before income taxes, which is prepared in accordance with GAAP. As shown below, in addition to the gains, losses and contributions to income/loss of divested businesses, adjusted operating income excludes realized investment gains, net of losses, sales practices remedies and costs and demutualization costs and expenses.

The excluded items are important to an understanding of our overall results of operations. You should not view adjusted operating income as a substitute for income from continuing operations determined in accordance with GAAP, and you should note that our definition of adjusted operating income may differ from that used by other companies. However, we believe that the presentation of adjusted operating income as we measure it for management purposes enhances the understanding of our results of operations by highlighting the results from ongoing operations and the underlying profitability factors of our businesses. We exclude realized investment gains, net of losses because the timing of transactions resulting in recognition of gains or losses is largely at our discretion and the amount of these gains or losses is heavily influenced by and fluctuates in part according to the availability of market opportunities. Including the fluctuating effects of these transactions could distort trends in the underlying profitability of our businesses. We exclude sales practices remedies and costs because they relate to a substantial and identifiable non-recurring event. We exclude the gains and losses and contribution to income/loss of divested businesses because, as a result of our decision to dispose of these businesses, these results are not relevant to the profitability of our ongoing operations and could distort the trends associated with our ongoing businesses. We exclude demutualization costs and expenses because they are directly related to our demutualization and could distort the trends associated with our business operations.

	Year Ended December 31,		
	2001	2000	1999
	(in millions)		
Adjusted operating income:			
Corporate-level activities(1)	$ 70	$ (22)	$ 126
Other businesses:			
International ventures	(50)	(32)	(11)
Other	8	50	22
Total	28	(4)	137
Items excluded from adjusted operating income:			
Sales practices remedies and costs	—	—	(100)
Realized investment gains, net of losses	187	(280)	357
Divested businesses	(147)	(636)	(47)
Demutualization costs and expenses	(588)	(143)	(75)
Income (loss) from continuing operations before income taxes	$(520)	$(1,063)	$ 272

(1) Includes consolidating adjustments.

Corporate-level activities consist primarily of corporate-level income and expenses not allocated to any of our business segments, including costs for company-wide initiatives such as enhancement of our Internet capabilities and income from our qualified pension plans, as well as investment returns on our unallocated equity, which is capital that is not deployed in any of our segments. Our Corporate and Other operations also include returns from investments that we do not allocate to any of our business segments, including a debt-financed investment portfolio, and transactions with other segments. Our policy is to include expenses incurred by corporate-level functions such as operations and systems, human resources, financial management, auditing, law and compliance in the operating results of our business segments to the extent that the expenses are either directly or indirectly attributable to the operations of the segment. We include expenses incurred by corporate-level functions that are not allocated to any of our business segments, such as research and development pertaining to company-wide information technology applications or marketing expenses not specific to a particular business unit, in corporate-level activities.

2001 to 2000 Annual Comparison. Corporate and Other operations resulted in adjusted operating income of $28 million in 2001 and a $4 million loss, on an adjusted operating income basis, in 2000, an increase of $32 million.

Corporate-level activities resulted in adjusted operating income of $70 million in 2001 and a $22 million loss, on an adjusted operating income basis, in 2000. The $92 million increase came primarily from $125 million greater income from our own qualified pension plan and a $22 million reduction in hedging losses retained at the corporate level, partially offset by reduced investment income and a $20 million charge offsetting the income earned by Prudential Securities as co-manager in the initial public offering of our Common Stock, which is included in adjusted operating income of our Other Asset Management segment.

Income from our own qualified pension plan amounted to $540 million in 2001, compared to $415 million in 2000. The $125 million increase came primarily from increased income on pension assets and amortization of deferred gains. This income is partially offset in our consolidated results by charges for our other retirement plans allocated both to Corporate and Other operations and our business segments. On a consolidated basis, our net pension credit related to continuing operations amounted to $457 million in 2001 and $362 million in 2000. The contribution to adjusted operating income from income from our own qualified pension plan has increased during recent periods. We expect that income from our own qualified pension plan will continue to contribute to adjusted operating income in 2002 at a level about 10% below that of 2001. Hedging losses retained at the corporate level decreased $22 million, from $26 million in 2000 to $4 million in 2001. The increase in income from our own qualified pension plan and decrease in hedging losses were partially offset by reductions in investment income from our debt-financed investment portfolio and from invested assets that we held pending disbursement for sales practices remedies and costs. Investment income from the debt-financed investment portfolio, net of interest expense, contributed $38 million to adjusted operating income for 2001 compared to $98 million for 2000, as a result of a decline in the assets in the portfolio to approximately $223 million at December 31, 2001 from $3.7 billion a year earlier. We have taken actions to reduce this portfolio and repay the related borrowings, and expect that we will continue to do so. Accordingly, we expect that the contribution to adjusted operating income from this debt-financed portfolio will decline in future periods. Income from invested assets related to sales practices remedies and costs declined $25 million as disbursements were made to satisfy these liabilities. Investment income for 2001 included about $15 million relating to assets initially invested within our Corporate and Other operations as a result of transactions relating to our demutualization, effective as of December 18, 2001. About half of this investment income represents earnings on assets corresponding to cash payments in January 2002 for demutualization consideration in lieu of Common Stock.

General and administrative expenses at the corporate level, on a gross basis before qualified pension income, amounted to $682 million in 2001 compared to $687 million in 2000. Commencing in 2002, we expect to incur additional expenses associated with servicing our stockholder base, including mailing and printing fees, of up to $60 million annually. However, we have taken actions to reduce expenses at the corporate level and, while there can be no assurance, we expect that these actions will result in expense reductions commencing in 2002 that will more than offset the impact of these shareholder servicing costs.

Other businesses included in Corporate and Other operations resulted in a loss, on an adjusted operating income basis, of $42 million in 2001 compared to adjusted operating income of $18 million in 2000. The $60 million decline came primarily from the benefit to 2000 results from reductions of reserves for future claims in our remaining Canadian insurance operations and our wind-down group credit insurance operations, and from an $18 million increase in losses from start-up international ventures.

Income from continuing operations before income taxes amounted to a loss of $520 million in 2001, compared to a loss of $1.063 billion in 2000. The $543 million decrease in the loss came primarily from a $489 million decrease in losses from divested businesses which included, in 2000, charges of $476 million associated with the termination and wind-down of Prudential Securities' former lead-managed equity underwriting for corporate issuers and institutional fixed income businesses, and from $187 million of realized investment gains in 2001 compared to $280 million of realized investment losses in 2000. However, we incurred demutualization costs and expenses of $588 million in 2001, including a charge of $340 million for demutualization consideration to former Canadian branch policyholders, compared to $143 million of demutualization expenses in 2000.

For a discussion of sales practices remedies and costs, realized investment gains, net of losses, divested businesses and demutualization costs and expenses, see "—Consolidated Results of Operations—Sales Practices Remedies and Costs," "—Realized Investment Gains," "—Divested Businesses" and "—Demutualization Costs and Expenses."

2000 to 1999 Annual Comparison. Corporate and Other operations resulted in a pre-tax loss of $4 million in 2000, compared to pre-tax income of $137 million in 1999, on an adjusted operating income basis. The $141 million decline came primarily from corporate-level activities.

Corporate-level activities resulted in a pre-tax loss of $22 million in 2000, compared to pre-tax income of $126 million in 1999. The $148 million decline resulted primarily from a one-time $114 million reduction of liabilities for our own employee benefits that we recorded in 1999 due to a clarification of law that led us to take into account previously unrecognized assets in that amount. Corporate-level activities benefited from income related to our own qualified pension plan amounting to $415 million in 2000 compared to $197 million in 1999, an increase of $218 million. This income is partially offset in our consolidated results by charges for our other retirement plans allocated both to Corporate and Other operations and our business segments. On a consolidated basis, our net pension credit related to continuing operations amounted to $362 million in 2000 and $201 million in 1999. The increase in pension plan income came primarily from a reduction in the number of plan participants due to the sale of our healthcare operations in 1999, increased income on pension assets and amortization of deferred gains. Amendments to our pension and postretirement plans in 2000 did not have a material effect on our results of operations. The $218 million increase in qualified pension plan income was offset by an increase in general and administrative expenses, and a reduction of investment income net of interest expense at the corporate level. General and administrative expenses at the corporate level, on a gross basis before qualified pension income, were $687 million in 2000 compared to $576 million in 1999. The $111 million increase came primarily from costs incurred during 2000 for company-wide technology development including enhancement of our Internet capabilities. The decrease in investment income net of interest expense, from $386 million in 1999 to $303 million in 2000, resulted primarily from a reduction in invested assets related to sales practices remedies and costs as disbursements were made to satisfy these liabilities.

Income from continuing operations before income taxes declined $1.335 billion, from $272 million in 1999 to a loss of $1.063 billion in 2000. The increase in losses came primarily from a $637 million decline in realized investment gains, net of losses, and from the former lead-managed underwriting and institutional fixed income businesses of Prudential Securities, as well as the $141 million decline in adjusted operating income and a $68 million increase in demutualization expenses.

Closed Block Business

As discussed under "—Overview—Financial Services Businesses and Closed Block Business," we established the Closed Block Business effective at the date of demutualization. The Closed Block Business, which represents results of our Traditional Participating Products segment prior to the demutualization, includes our in force traditional participating life insurance and annuity products, and assets that will be used for the payment of benefits and policyholder dividends on these policies, as well as other assets and equity and related liabilities that support these policies. We have ceased offering these participating policies.

Also concurrently with our demutualization, PHLLC issued the IHC debt. We allocated the majority of the net proceeds from the issuance of the IHC debt to the Financial Services Businesses. However, we expect that the IHC debt will be serviced by the net cash flows of the Closed Block Business over time, and we report results of the Closed Block Business, including interest expense associated with the IHC debt.

Upon the establishment of the Closed Block Business, we transferred $5.6 billion of net assets previously associated with the Traditional Participating Products segment to the Financial Services Businesses. This capital was initially allocated to our Corporate and Other operations as of the date of our demutualization. As a result, adjusted operating income of the Closed Block Business does not include returns on these net assets, which were historically included in adjusted operating income of the Traditional Participating Products segment.

At the end of each year, the Board of Directors of Prudential Insurance determines the dividends payable for participating policies for the following year based on its statutory results and past experience, including investment income, net realized gains over a number of years, mortality experience and other factors. As required by generally accepted accounting principles, we developed an actuarial calculation of the timing of the maximum future earnings from the policies included in the Closed Block, and if actual cumulative earnings in any given period are greater than the cumulative earnings we expect, we will record this excess as a policyholder dividend obligation. We will subsequently pay this excess to Closed Block policyholders as an additional dividend unless it is otherwise offset by future Closed Block performance that is less favorable than what we originally expected. The policyholder dividends we charge to expense within the Closed Block Business will include any such policyholder dividend obligations that we recognize in addition to the actual policyholder dividends declared by the Board of Directors of Prudential Insurance. If cumulative performance is less favorable than we expected, the policyholder dividends we charge to expense within the Closed Block Business will be the actual dividends declared by the Board of Directors. For the portion of the year ended December 31, 2001 subsequent to the date of demutualization, there was no required charge to recognize a policyholder dividend obligation.

Operating Results

The following table sets forth the Closed Block Business's operating results for the periods indicated.

	Year Ended December 31,		
	2001	2000	1999
	(in millions)		
Operating results:			
Revenues(1)	$ 8,271	$8,638	$8,376
Benefits and expenses(2)	7,835	8,091	8,060
Adjusted operating income	436	547	316
Items excluded from adjusted operating income:			
Realized investment gains, net of losses and related charges:			
Realized investment gains, net of losses	(543)	91	338
Related charges(3)	(512)	(445)	(310)
Total realized investment gains, net of losses and related charges	(1,055)	(354)	28
Income (loss) from continuing operations before income taxes	$ (619)	$ 193	$ 344

(1) Revenues exclude realized investment gains, net of losses.
(2) Benefits and expenses exclude the impact of net realized investment gains on dividends to policyholders.
(3) Related charges consist of the portion of dividends to policyholders attributable to realized investment gains, net of losses.

Adjusted Operating Income and Income from Continuing Operations Before Income Taxes
2001 to 2000 Annual Comparison. Adjusted operating income decreased $111 million, or 20%, in 2001 from 2000. The decrease in adjusted operating income reflected $144 million of reserves established in 2001 for death and other benefits due with respect to policies for which we have not received a death claim but where death has occurred. We have made substantial efforts to identify policyholders for whom we lack current information and the $144 million reserve recorded represents a revision to our past estimate of incurred but not reported death claims and related expenses. Upon demutalization $134 million of this reserve became a liability of the Financial Services Businesses, and any subsequent reestimation of the liability (upward or downward) will be included in adjusted operating income of the Financial Services Businesses. Additionally, the effect of aging of policies in force on policyholder benefits and related reserves exceeded the returns on the underlying assets. These developments were partially offset by a $141 million reduction in the charge for policyholder dividends, a $56 million reduction in amortization of deferred policy acquisition costs, and a $26 million decline in operating expenses. The $141 million reduction in the charge for policyholder dividends, which excludes the portion of the dividend related to net realized investment gains, reflects dividend scale changes for 2002. Income from continuing operations before income taxes amounted to a loss of $619 million in 2001, compared to income of $193 million in 2000, with the decline primarily due to a $701 million decrease in realized investment gains, net of losses and related charges. For a discussion of realized investment gains and losses, and charges related to realized investment gains and losses, see "—Consolidated Results of Operations—Realized Investment Gains."

2000 to 1999 Annual Comparison. Adjusted operating income increased $231 million, or 73%, in 2000 from 1999. The increase came primarily from a $180 million increase in investment income, net of interest expense, and a $93 million decline in operating expenses. Income from continuing operations before income taxes decreased $151 million, or 44%, in 2000 from 1999, primarily as a result of a $382 million decline in realized investment gains, net of losses and related charges, partially offset by the increase in adjusted operating income.

Revenues
2001 to 2000 Annual Comparison. Revenues, as shown in the table above under "—Operating Results," decreased $367 million, or 4%, in 2001 from 2000. Premiums decreased $105 million, or 2%, from $4.355 billion in 2000 to $4.250 billion in 2001, as an increase in paid-up additions which represent additional insurance purchased with policyholder dividends was more than offset by lower renewal premiums. We expect the decline in premiums for this business to continue as the policies in force mature or terminate over time, as we have discontinued sales of traditional participating products in connection with our demutualization. Net investment income decreased $275 million, or 7%, from $4.172 billion in 2000 to $3.897 billion in 2001. The decrease, which was partially offset by a $118 million decrease in interest expense, as discussed below, reflects a decline in the general account invested assets supporting this business due to a lower level of borrowing activity, and a lower investment yield.

2000 to 1999 Annual Comparison. Revenues increased $262 million, or 3%, in 2000 from 1999. Premiums were relatively unchanged, amounting to $4.355 billion in 2000 and $4.303 billion in 1999, as an increase in paid-up additions which represent additional insurance purchased with policyholder dividends was essentially offset by lower first year and renewal premiums. Paid-up additions, along with policyholder dividends, have continued to grow as the average length of time our traditional whole life insurance policies have been in force increases. The decline in first year and renewal premiums reflects a shift in our sales during recent years away from traditional whole life into variable life insurance products. We believe the trend from traditional whole life to variable life reflects shifts in industry-wide consumer demand, and we expect this trend to continue in the future. Net investment income increased $261 million, or 7%, from $3.911 billion in 1999 to $4.172 billion in 2000. The increase, which was partially offset by an $81 million increase in interest expense, as discussed below, resulted from an increase in investment yield and an increase in the base of general account invested assets.

Benefits and Expenses
2001 to 2000 Annual Comparison. Benefits and expenses, as shown in the table above under "—Operating Results," decreased $256 million, or 3%, in 2001 from 2000. Interest expense declined $118 million, from $152 million in 2000 to $34 million in 2001, primarily due to a lower level of borrowing activity associated with the decrease in investment income. Amortization of deferred policy acquisition costs decreased $56 million, from $269 million in 2000 to $213 million in 2001, as these costs became fully amortized on a portion of this business. Operating expenses, including distribution costs that we charge to expense, decreased $26 million, or 3%, from $771 million in 2000 to $745 million in 2001, as a result of our continued efforts to reduce operating cost levels.

While there can be no assurance that our anticipated cost reductions will be fully achieved, we believe that our cost reduction initiatives will reduce operating expenses of the business included in the Closed Block Business below

2000 levels by approximately $100 million on an annual basis in 2002, including a reduction of about $40 million below the level of 2001, and that reduced expenses resulting from these initiatives will benefit results of this business thereafter. However, under the terms of the Closed Block, expenses of the Closed Block will be based on a formula representing historical expenses attributable to the Closed Block. To the extent actual expenses of the Closed Block Business vary in the future from those established pursuant to the formula, the variance (positive or negative) will inure to the financial results of our Financial Services Businesses. These variances will be treated as adjustments in determining the earnings applicable to our Common Stock and Class B Stock. Adjusted operating income of the Closed Block Business included costs of implementing our expense reduction program amounting to $48 million in 2001 and $52 million in 2000.

Policyholder benefits and related changes in reserves, including interest credited to policyholders, increased $84 million, from $4.638 billion in 2000 to $4.722 billion for 2001. The increase in benefits and reserves resulted from death benefits, including $138 million of reserves recorded in 2001 for death and other benefits due with respect to policies for which we have not received a death claim but where death has occurred, and the aging of policies in force, as well as insurance claims relating to the September 11, 2001 terrorist attacks on the United States, which resulted in net losses of approximately $10 million. Partially offsetting these items is a reduction in the amount of reserves established for new and renewal business, consistent with our discontinuation of sales of traditional products discussed above.

Dividends to policyholders, which excludes the portion of dividends relating to net realized investment gains as discussed under "—Consolidated Results of Operations—Realized Investment Gains" above, amounted to $2.121 billion in 2001, a decrease of $140 million, or 6%, from $2.261 billion in 2000. There was no adjustment to the dividend scale in 2001 from the scale of 2000. The decrease relates to the portion of our dividend provision related to dividends for the subsequent year and reflects dividend scale changes for 2002 based on evaluation of the experience underlying the dividend scale.

2000 to 1999 Annual Comparison. Benefits and expenses were essentially unchanged in 2000 from 1999. An $81 million increase in interest expense, from $71 million in 1999 to $152 million in 2000, relates primarily to a higher level of borrowing activity associated with the increase in investment income. Policyholder benefits and related changes in reserves and interest credited to policyholders increased $76 million, from $4.562 billion in 1999 to $4.638 billion in 2000, reflecting the continued increase in the length of time that the policies have been in force. Operating expenses, including distribution costs that we charge to expense, decreased $96 million, or 11%, from $867 million in 1999 to $771 million in 2000, as a result of our continued efforts to reduce operating cost levels which resulted in reduced employee costs.

Dividends to policyholders, which excludes the portion of dividends relating to net realized investment gains as discussed under "—Consolidated Results of Operations—Realized Investment Gains" above, amounted to $2.261 billion in 2000, relatively unchanged from $2.246 billion in 1999. There was no adjustment to the dividend scale for 2000 from the scale for 1999. Mortality experience for both 2000 and 1999 was consistent, on an overall basis, with our pricing assumptions.

Sales Results

New statutory premiums from sales of traditional participating individual life insurance products amounted to $36 million for the year ended December 31, 2001, $49 million for 2000, and $61 million for 1999. The limited sales of these products reflect a continuing shift in our sales during recent years away from traditional whole life into variable life insurance products. We ceased sales of traditional participating products in connection with our demutualization.

Policy Surrender Experience

The following table sets forth policy surrender experience for the Closed Block Business, measured by cash value of surrenders, for the periods indicated. These amounts do not correspond to the income statement impact of surrenders under GAAP. In managing this business, we analyze the cash value of surrenders because it is a measure of the degree to which policyholders are maintaining their in force business with us, a driver of future profitability.

	Year Ended December 31,		
	2001	2000	1999
	($ in millions)		
Cash value of surrenders	$1,246	$1,217	$1,226
Cash value of surrenders as a percentage of mean future policy benefit reserves	2.7%	2.7%	2.9%

2001 to 2000 Annual Comparison. The total cash value of surrenders increased $29 million, or 2%, from 2000 to 2001, primarily as a result of our efforts to locate policyholders in connection with our demutualization. The level of surrenders as a percentage of mean future policy benefit reserves was unchanged from 2000 to 2001.

2000 to 1999 Annual Comparison. The total cash value of surrenders was essentially unchanged from 1999 to 2000. Traditional life policy surrenders reflected $109 million of surrenders in 2000 associated with the implementation of the sales practices remediation program. The levels of surrenders as a percentage of mean future policy benefit reserves remained relatively constant from 1999 to 2000.

Liquidity and Capital Resources

Prudential Financial

Prudential Financial's principal source of revenues to meet its obligations, including the payment of shareholder dividends, debt service, capital contributions to subsidiaries as may be required, and operating expenses, are dividends and interest income from its direct and indirect subsidiaries. At December 31, 2001, Prudential Financial had substantial excess cash liquidity, including cash and short-term investments of approximately $4.4 billion as a result of $6.0 billion of funds received in the fourth quarter of 2001, less net application of $1.6 billion of funds to our operating businesses. The $6.0 billion of funds received were from the following sources:

- net proceeds from the initial public offering, including the underwriters' exercise of their option to purchase 16.5 million additional shares, of $3.337 billion;
- the net proceeds from the offering of the equity security units, including the underwriters' exercise of their option to purchase 1.8 million additional units, of $663 million;
- net proceeds from the issuance of the Class B Stock of $167 million, and net proceeds from the IHC debt of $1.218 billion; and
- dividends in late December 2001 from our property and casualty insurance subsidiary of $525 million and from our asset management subsidiary of $40 million.

The net uses of $1.6 billion of funds at our operating businesses were comprised primarily of capital contributions and loans to several operating units.

Approximately $2.3 billion of the $4.4 billion cash and short-term investments at Prudential Financial as of December 31, 2001, were applied in early 2002 to pay cash demutualization consideration to eligible policyholders in our demutualization. Prudential Financial remains obligated to disburse further payments of approximately $800 million, representing demutualization consideration for eligible policyholders we were unable to locate. To the extent we are unable to locate these policyholders within a prescribed period of time specified by state escheat laws, typically three to seven years, the funds must be remitted to governmental authorities.

We anticipate that Prudential Financial will establish several financing programs to satisfy needs for cash and capital at the parent company level and for the destacked subsidiaries and will eventually serve as the primary financing company for the destacked subsidiaries. Prudential Funding, LLC ("Prudential Funding"), a wholly owned subsidiary of Prudential Insurance, has historically served as the primary financing company for Prudential Insurance and its subsidiaries as discussed under "—Financing Activities" below and will continue to provide a limited amount of financing for the destacked subsidiaries. Rating organizations have assigned lower credit ratings to Prudential Financial than Prudential Funding. As a result, we expect that some of our financing costs will increase as we transition existing financing from Prudential Funding to Prudential Financial.

On the date of demutualization, Prudential Financial made a capital contribution of approximately $1.05 billion to Prudential Insurance to replenish the reduction of its capital in that amount which resulted from distribution of demutualization compensation to some policyholders in the form of policy credits rather than Common Stock or cash. The capital contribution was financed with the proceeds from the purchase by Prudential Insurance of a series of notes issued by Prudential Financial with market rates of interest and maturities ranging from nineteen months to three years.

On January 22, 2002, Prudential Financial's Board of Directors authorized the purchase of up to $1 billion of its Common Stock. The timing and amount of any purchases of Common Stock under the authorization will be determined by management based on market condition and other considerations, and such purchases may be effected by market or negotiated transactions, including programs adopted under Rule 10b5-1 of the Securities Exchange Act of 1934.

Our insurance, broker-dealer and various other companies are subject to regulatory limitations on the payment of dividends and on other transfers of funds to affiliates. For the reason noted in the following paragraph, the ability of Prudential Insurance to pay stockholder dividends will be constrained in the initial years following demutualization. The principal sources of funds to meet Prudential Financial's obligations, including the payment of dividends to its stockholders, will be the net proceeds, after the foregoing cash payments to eligible policyholders, from the initial public offering of its Common Stock, the offering of the equity security units and the net proceeds from issuances of the Class B Stock and IHC debt, as well as dividends from the destacked subsidiaries, and interest and fee payments from subsidiaries.

New Jersey insurance law provides that, except in the case of extraordinary dividends or distributions, all dividends or distributions paid by Prudential Insurance may be declared or paid only from unassigned surplus, as determined pursuant to statutory accounting principles, less unrealized investment gains and revaluation of assets. Upon demutualization, unassigned surplus was reduced to zero, thereby limiting Prudential Insurance's ability to pay a dividend immediately following demutualization. As of December 31, 2001, Prudential Insurance's unassigned surplus was $228 million, and there were no applicable adjustments for unrealized investment gains or revaluation of assets for purposes of the foregoing law regarding dividends and distributions. Dividendable funds are expected to grow thereafter in the ordinary course of business over time. Prudential Insurance also must notify the New Jersey insurance regulator of its intent to pay a dividend, if the dividend, together with other dividends or distributions made within the preceding twelve months, would exceed a specified statutory limit and obtain a non-disapproval from the New Jersey insurance regulator. The current statutory limitation applicable to New Jersey life insurers generally is the greater of:

(1) 10% of such insurer's surplus as regards policyholders as of the December 31 next preceding the date of the proposed dividend or distribution or

(2) the net gain from operations of such insurer, not including realized investment gains, for the 12-month period ending the December 31 next preceding the date of the proposed dividend or distribution,

in each case determined under statutory accounting principles. Statutory accounting principles differ from GAAP primarily in relation to deferred policy acquisition costs, deferred taxes, reserve calculation assumptions and required investment reserves, including the asset valuation reserve and the interest maintenance reserve. The New Jersey insurance regulator is also authorized to disallow the payment of any dividend or distribution that would otherwise be permitted under the statutory limit if it determines that a company does not have a reasonable surplus as to policyholders relative to its outstanding liabilities and adequate to its financial needs or if it finds such company to be in a hazardous financial condition. The terms of the IHC debt also contain restrictions potentially limiting dividends by Prudential Insurance applicable to the Financial Services Businesses in the event the Closed Block Business is in financial distress and other circumstances.

Other states and foreign jurisdictions have similar regulations to those of New Jersey which affect the ability of our other insurance companies to pay dividends. The laws regulating dividends of the other states and foreign jurisdictions where our other insurance companies are domiciled are similar, but not identical, to New Jersey's. In addition, the net capital rules to which our broker-dealer subsidiaries are subject may limit their ability to pay dividends to Prudential Financial.

Consolidated Liquidity and Financial Leverage Management

We manage our liquidity and capital resources on a company-wide basis, as well as by legal entity and business, recognizing regulatory restrictions on transfers of funds among entities engaged in the insurance, securities and other businesses.

We seek to manage our consolidated liquidity position so that we have, on a cost-effective basis, adequate resources to satisfy operating cash requirements and investment objectives, as well as to fund business growth. We also seek to manage our liquidity so that we have adequate sources of funding to support our needs under stress scenarios so that we can meet our obligations without materially disrupting our operating and investing activities.

We borrow money on an ongoing basis to support our business operations and strategies and seek to do so in a manner consistent with maintaining and seeking to improve our current credit ratings. We manage our borrowing according to company-wide, legal entity and business borrowing limits, which are monitored by our Treasurer's department and reviewed regularly by the Finance Committee of the Board of Directors. To this end, we monitor a number of financial leverage measures on a legal entity and on a consolidated basis, including our ratios of corporate debt to capital, liabilities to equity capital, liquid assets to short-term liabilities, and various other capitalization and liquidity ratios. We seek to reduce our liquidity and refinancing risks by employing a variety of liability management techniques, including staggering of maturities, actively utilizing alternative sources of financing, investor base diversification, and maintaining lines of credit in excess of the amount we believe will actually be required in a stress scenario.

Financing Activities

Our financing principally consists of unsecured short- and long-term debt borrowings and asset-based or secured forms of financing. These secured financing arrangements include transactions such as securities lending and repurchase agreements, which we generally use to finance portfolios of liquid securities.

Prudential Funding historically has served as a financing company for Prudential Insurance and its subsidiaries and has facilitated the centralized management of most unsecured borrowing arrangements with unrelated parties on a company-wide basis. Prudential Funding borrows funds primarily through the direct issuance of commercial paper, private placement medium-term notes, Eurobonds, Eurocommercial paper, and Euro medium-term notes and lends the proceeds of its borrowings to Prudential Insurance and its subsidiaries, generally at cost. Borrowings of the destacked subsidiaries from Prudential Funding have been repriced to market terms as of the date of demutualization. Prudential Securities also engages in external unsecured financing. We anticipate that Prudential Funding's outstanding borrowings will decline over time as it transitions into a financing company primarily for Prudential Insurance and its remaining subsidiaries. We anticipate that our other companies will borrow on market terms from third parties.

Under a support agreement, Prudential Insurance has agreed to maintain Prudential Funding's positive tangible net worth at all times. We manage Prudential Funding's borrowings so that cash inflows from the operating companies to Prudential Funding are sufficient to meet Prudential Funding's debt service requirements. Prudential Funding also generally maintains cash and short-term investments that can be used in the event of cash flow timing differences.

Prudential Insurance and Prudential Funding have unsecured committed lines of credit totaling $4.1 billion, of which $1.5 billion expires in October 2002, $0.1 billion expires during 2003, $1.0 billion expires in May 2004, and the remaining $1.5 billion expires in October 2006. Borrowings under the facility expiring in October 2002 must mature no later than October 2003, and borrowings under the other facilities must mature no later than the respective expiration dates of the facilities. The facility expiring in May 2004 includes 33 financial institutions, many of which are also among the 27 financial institutions participating in the other facilities. Up to $2.5 billion of the amount available under these facilities can be utilized by Prudential Financial. The $2.5 billion consists of $500 million, $1.0 billion and $1.0 billion made available under the facilities expiring in October 2002, May 2004 and October 2006, respectively. We use these facilities primarily as back-up liquidity lines for our commercial paper programs. Our ability to borrow under these facilities is conditioned on our continued satisfaction of customary conditions, including maintenance at all times by Prudential Insurance of total adjusted capital of at least $5.5 billion based on statutory accounting principles prescribed under New Jersey law. Prudential Insurance's total adjusted capital as of December 31, 2001 was $10.0 billion. The ability of Prudential Financial to borrow under these facilities is conditioned on its maintenance of consolidated net worth of at least $12.5 billion, based on GAAP. Prudential Financial's consolidated net worth totaled $20.5 billion as of December 31, 2001. In addition, we have an uncommitted credit facility utilizing a third-party-sponsored, asset-backed commercial paper conduit, under which we can borrow up to $1.0 billion. Our actual ability to borrow under this facility depends on market conditions. This facility expires in June 2002. We also use uncommitted lines of credit from banks and other financial institutions.

The following table sets forth our outstanding financing as of the dates indicated:

	As of December 31, 2001	As of December 31, 2000
	(in millions)	
Borrowings:		
General obligation short-term debt	$ 5,334	$11,131
General obligation long-term debt:		
Senior debt	2,042	1,454
Surplus notes	989	988
Total general obligation long-term debt	3,031	2,442
Total general obligations	8,365	13,573
Total limited and non-recourse borrowing(1)	2,344	60
Total borrowings	10,709	13,633
Total asset-based financing	24,683	32,590
Total borrowings and asset-based financings	$35,392	$46,223

(1) As of December 31, 2001, $1.75 billion of limited and non-recourse debt is within the Closed Block Business.

Our total borrowings consist of amounts used for general corporate purposes, investment related debt, securities business related debt, and debt related to specified other businesses. Borrowings used for general corporate purposes include those used for cash flow timing mismatches, and investments in equity and debt securities of subsidiaries including amounts needed for regulatory capital purposes. Investment related borrowings consist of debt issued to finance specific investment assets or portfolios of investment assets, including real estate, real estate related investments held in consolidated joint ventures, and institutional spread lending investment portfolios. Securities business related debt consists of debt issued to finance primarily the liquidity of our broker-dealers, and our capital markets and other securities business related operations. Debt related to specified other businesses consists of borrowings associated with consumer banking activities, real estate franchises, and relocation services. Borrowings under which either the holder is entitled to collect only against the assets pledged to the debt as collateral, or has only very limited rights to collect against other assets, have been classified as limited and non-recourse debt.

Our borrowings as of December 31, 2001 and December 31, 2000, categorized by use of proceeds, are summarized below:

	December 31, 2001	December 31, 2000
	(in millions)	
General obligations:		
General corporate purposes	$ 2,667	$ 3,158
Investment related	1,420	5,254
Securities business related	3,123	4,426
Specified other businesses	1,155	735
Total general obligations	8,365	13,573
Limited and non-recourse debt	2,344	60
Total borrowings	$10,709	$13,633
Long-term debt	$ 5,304	$ 2,502
Short-term debt	5,405	11,131
Total borrowings	$10,709	$13,633
Borrowings of Financial Services Businesses	$ 8,959	$12,369
Borrowings of Closed Block Business	1,750	1,264
Total borrowings	$10,709	$13,633

Total borrowings and asset-based financing at December 31, 2001 decreased approximately $10.8 billion, or 23%, from December 31, 2000, reflecting a $5.7 billion decrease in short-term debt, a $2.8 billion increase in long-term debt, and a $7.9 billion decrease in asset-based financing. The decline in short-term debt resulted from decreases in our debt-financed investment portfolios, reductions in subsidiary debt in our insurance operations with cash raised at the time of demutualization, and reductions in bank borrowings associated with our broker-dealer operations. Long-term debt increased due to the issuance by PHLLC of $1.75 billion of IHC debt related to the establishment of the Closed Block Business. We have classified this debt as limited and non-recourse. In addition, long-term debt has also increased $599 million due to the acquisition of Gibraltar Life. The decline in asset-based financing relates primarily to reductions in asset-based financed positions in our spread and hedge portfolios.

Our short-term debt includes bank borrowings and commercial paper outstanding under Prudential Funding's domestic and European commercial paper programs. The weighted average interest rates on the commercial paper borrowings under these programs were 4.22% for the year ended December 31, 2001; 6.31% for 2000 and 5.11% for 1999. The total principal amount of debt outstanding under Prudential Funding's medium-term note programs was $2.0 billion at December 31, 2001; $1.6 billion at December 31, 2000 and $1.8 billion at December 31, 1999. The weighted average interest rates on Prudential Funding's long-term debt, in the aggregate, were 5.94% for the year ended December 31, 2001; 6.67% for 2000 and 5.61% for 1999. See Note 11 to the Consolidated Financial Statements for additional information on our short-term and long-term debt.

We had outstanding surplus notes totaling $989 million at December 31, 2001 and $988 million at December 31, 2000. These debt securities, which are included as surplus of Prudential Insurance on a statutory accounting basis, are subordinate to other borrowings and to policyholder obligations and are subject to regulatory approvals for principal and interest payments.

The ratings assigned by independent rating agencies are an important determinant of the market acceptance and cost of our financing through commercial paper, medium-term notes, surplus notes and other indebtedness.

We use interest rate swaps to convert some of our fixed rate long-term debt to floating rates of interest and to convert some of our floating rate long-term debt to fixed rates of interest, to match the interest rate sensitivity of the positions financed. We hedge currency risks related to non-United States dollar borrowings by using foreign currency swaps and/or foreign exchange forward contracts. See "Quantitative and Qualitative Disclosures About Market Risk—Risk Management, Market Risk and Derivative Instruments—Other Than Trading Activities—Market Risk Related to Foreign Currency Exchange Rates" below.

IHC Debt

Prudential Financial issued shares of Class B Stock to institutional investors in a private placement concurrently with the initial public offering of Common Stock. In connection with and at the time of the issuance of the Class B Stock, PHLLC also issued the IHC debt, a portion of which is insured by a bond insurer. We expect that the IHC debt will be serviced by, and holders of the Class B Stock will receive as dividends, net cash flows of the Closed Block Business over time if and when such funds are dividended out of Prudential Insurance.

Insurance, Annuities and Guaranteed Products Liquidity

Our principal cash flow sources from insurance, annuities and guaranteed products are premiums and annuity considerations, investment and fee income, and investment maturities and sales. We supplement these cash inflows with financing activities. We actively use our balance sheet capacity for financing activities on a secured basis through securities lending, repurchase and dollar roll transactions and on an unsecured basis for temporary cash flow mismatch coverage. Historically, we have also used our balance sheet capacity to earn additional spread income, primarily through our debt-financed investment portfolio included in Corporate and Other operations, although this portfolio was substantially reduced in 2001.

Cash outflow requirements principally relate to benefits, claims, dividends paid to policyholders, and payments to contract holders as well as amounts paid to policyholders and contract holders in connection with surrenders, withdrawals and net policy loan activity. Uses of cash also include commissions, general and administrative expenses, purchases of investments, and debt service and repayments in connection with financing activities. Some of our products, such as guaranteed products offered to institutional customers of the Employee Benefits division, provide for payment of accumulated funds to the contract holder at a specified maturity date unless the contract holder elects to roll over the funds into another contract with us. We regularly monitor our liquidity requirements associated with policyholder and contractholder obligations so that we can manage cash inflows to match anticipated cash outflow requirements.

Gross account withdrawals, including those of Gibraltar Life, which we acquired in April 2001, amounted to $9.014 billion in the year ended December 31, 2001 and $8.165 billion in the year ended December 31, 2000. These withdrawals include contractually scheduled maturities of traditional guaranteed investment contracts totaling

$1.671 billion in the year ended December 31, 2001 and $1.785 billion in the year ended December 31, 2000. We experienced these large withdrawals on guaranteed products as a result of contractual expirations of products sold in the late 1980s and early 1990s. Since these contractual withdrawals, as well as the level of surrenders experienced, were consistent with our assumptions in asset liability management, the associated cash outflows did not have an adverse impact on our overall liquidity.

Interest rate fluctuations can affect the timing of cash flows associated with our insurance and annuity liabilities as well as the value of the assets supporting these obligations. Changes in interest rates and other market conditions can also expose us to the risk of accelerated surrenders as policyholders and contract holders are attracted to alternative products. We seek to maintain an appropriate match between our assets and liabilities so that we can satisfy the changing cash flow requirements associated with interest rate fluctuations. In response to interest rate changes, we can alter our strategies for investment of new cash flows, adjust credited interest rates if and to the extent permitted by contracts, and adjust the pricing of new products. We can also adjust dividend scales on our participating products.

We closely monitor surrenders and withdrawals for our life insurance and annuity contracts. Upon policy surrender, life insurance policyholders are surrendering the life insurance protection in addition to their investment in the contract, which would typically require new underwriting and acquisition costs to replace. Therefore, our exposure to increased surrenders is considerably less for life insurance policies than for annuities. In addition, many of our contracts contain provisions that discourage early surrender. Market value adjustment features in some contracts provide for adjustments of the amount available in the event of surrender to reflect changes in the value of the underlying investments. We deduct policy loans, which we report as assets, from amounts available on surrender. Some contracts impose surrender charges that we deduct in the event of surrender before specified dates.

We use these surrender charges and other contract provisions to mitigate the extent, timing and profitability impact of withdrawals of funds by customers from annuity contracts. The following table sets forth withdrawal characteristics of our annuity reserves and deposit liabilities (based on statutory liability values) as of the dates indicated.

	As of December 31,			
	2001		2000	
	Amount	% of Total	Amount	% of Total
	($ in millions)			
Not subject to discretionary withdrawal provisions	$36,935	38%	$38,184	41%
Subject to discretionary withdrawal, with adjustment:				
With market value adjustment	19,727	21%	22,602	24%
At market value	24,906	26%	25,508	27%
At contract value, less surrender charge of 5% or more	7,166	7%	1,330	1%
Subtotal	88,734	92%	87,624	93%
Subject to discretionary withdrawal at contract value with no surrender charge or surrender charge of less than 5%	7,224	8%	6,746	7%
Total annuity reserves and deposit liabilities	$95,958	100%	$94,370	100%

We sell variable life insurance products that contain both general and separate account components, with the bulk of account balances in separate accounts. The principal product of this type, Variable Appreciable Life, also imposes surrender charges for the first ten years after issuance. In addition to the right to surrender, policyholders may transfer account balances between the general account and the separate account components, subject to limitations on the amount transferred and only within a 30-day period following each anniversary of the policy. As of December 31, 2001 and 2000, general account balances for variable life insurance products other than single-payment life were $1.9 billion and $1.8 billion, respectively, while separate account balances were $13.0 billion and $13.9 billion, respectively. The table above includes as of December 31, 2001, $5.881 billion of annuity reserves and deposit liabilities of Gibraltar Life, which we acquired in April 2001. Gibraltar Life's assets and liabilities were substantially restructured under a reorganization concurrent with our acquisition, which included the imposition of special surrender penalties on existing policies according to the following schedule (for each year ending March 31):

2002	2003	2004	2005	2006	2007	2008	2009
15%	14%	12%	10%	8%	6%	4%	2%

We believe that cash flows from operating and investing activities of our insurance, annuity and guaranteed products operations are adequate to satisfy liquidity requirements of these operations based on our current liability structure and considering a variety of reasonably foreseeable stress scenarios. The continued adequacy of this liquidity will depend upon factors including future securities market conditions, changes in interest rate levels and policyholder perceptions of our financial strength, which could lead to reduced cash inflows or increased cash outflows. As of December 31, 2001 and 2000, we had short-term investments of approximately $4.9 billion and $5.0 billion, respectively, and fixed maturity investments classified as "available for sale" with fair values of $109.9 billion and $83.8 billion at those dates, respectively. At December 31, 2001, the fair value of fixed maturities available for sale included $17.6 billion related to Gibraltar Life. Additionally, the increase in fixed maturities classified as "available for sale" in the 2001 reflects our reclassification, as of January 1, 2001, of $12.1 billion fair value of fixed maturity investments that were previously classified as "held to maturity" concurrently with our adoption of new accounting standards for derivative instruments and hedging activities as required by guidance issued by the Financial Accounting Standards Board. The latter portfolios are comprised primarily of investment grade corporate bonds and United States government obligations, substantially all of which we consider to be highly liquid and can be sold and/or pledged in financing transactions.

Securities Operations Liquidity

Prudential Securities Group Inc. maintains a highly liquid balance sheet with substantially all of its assets consisting of securities purchased under agreements to resell, short-term collateralized receivables from clients and broker-dealers arising from securities transactions, marketable securities, securities borrowed and cash equivalents. Prudential Securities Group's assets totaled $22.8 billion at December 31, 2001 and $25.8 billion at December 31, 2000. Prudential Securities Group's total capitalization, including equity, subordinated debt and long-term debt, was $3.3 billion at December 31, 2001 and $3.4 billion at December 31, 2000. In October 2000, we announced that we would terminate our institutional fixed income activities which constituted the major portion of the debt capital markets operations of Prudential Securities Group. As indicated above, our termination of institutional fixed income activities resulted in a reduced level of asset-based financing at Prudential Securities Group and on a consolidated basis. At December 31, 2001, Prudential Securities Group had remaining assets amounting to approximately $1.7 billion related to its institutional fixed income activities, as compared to $2.0 billion at December 31, 2000 and $17 billion at December 31, 1999. Substantially all of these assets were financed by means of asset-based borrowings.

Prudential Securities Group finances its balance sheet through asset-backed financing, including repurchase transactions, securities lending arrangements and free credit balances in customers' accounts, as well as internal short-term and long-term borrowings from Prudential Funding, uncommitted lines of credit from banks and other financial institutions and the asset-backed commercial paper market.

Hedge Portfolios, Commercial Mortgage Securitization and Proprietary Investments and Syndications Operations Liquidity

Our Asset Management division includes our hedge portfolios, the commercial mortgage securitization operation and proprietary investments and syndications. The hedge portfolios are financed through securities repurchase agreements and other securities financing activity and to a lesser extent unsecured borrowing. The underlying securities are government securities or corporate bonds and are generally liquid. The commercial mortgage securitization operation is financed by loans from Prudential Funding and by pledging assets to a third-party asset-backed commercial paper conduit. We generally finance the mortgages until a portfolio accumulates that is large enough to securitize and sell, which currently takes approximately 180 to 270 days, a period that we expect will shorten when we have a more fully developed process for accumulating mortgages. The commercial mortgage securitization operation's portfolio is less liquid than publicly traded securities. To mitigate those risks in this portfolio we use an alternative asset-backed commercial paper conduit and maintain a higher proportion of long-term financing to support these activities. In addition, we acquire public and private debt and equity investments, including controlling interests, of domestic and international companies, with the intention of selling them to institutional investors, including Prudential's general account. We acquire the investments with equity or short- or long-term debt depending on the liquidity and anticipated time for selling the investment.

Non-Insurance Contractual Obligations

The following table presents our contractual cash flow commitments on short-term and long-term debt, equity security units and operating leases. See Notes 11, 12 and 21 to the Consolidated Financial Statements for additional information on our short-term and long-term debt, equity security units and operating leases. This table does not reflect our obligations under our insurance, annuity and guaranteed products contracts.

	Payment Due by Period				
	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
	(in millions)				
Short-term and long-term debt	$10,709	$5,405	$1,123	$ 133	$4,048
Equity security units	690	—	—	690	—
Operating leases	1,915	311	480	363	761
Total	$13,314	$5,716	$1,603	$1,186	$4,809

During the normal course of our business, we utilize financial instruments with off-balance sheet credit risk such as commitments, financial guarantees and letters of credit. Commitments include commitments to purchase and sell mortgage loans, the underfunded portion of commitments to fund investments in private placement securities and unused credit card and home equity lines.

In connection with our consumer banking business, loan commitments for credit cards, home equity lines of credit and other lines of credit include agreements to lend up to specified limits to customers. It is anticipated that commitment amounts will only be partially drawn down based on overall customer usage patterns and, therefore, do not necessarily represent future cash requirements. We evaluate each credit decision on such commitments at least annually and have the ability to cancel or suspend such lines at our option. The total available lines of credit card, home equity and other commitments were $1.415 billion, of which $569 million remains available at December 31, 2001.

Other commitments primarily include commitments to purchase and sell mortgage loans and the unfunded portion of commitments to fund investments in private placement securities. These mortgage loans and private placement commitments were $2.029 billion, of which $1.083 billion remain available at December 31, 2001.

We also provide financial guarantees incidental to other transactions and letters of credit that guarantee the performance of customers to third parties. These credit-related financial instruments have off-balance sheet credit risk because only their origination fees, if any, and accruals for probable losses, if any, are recognized until the obligation under the instrument is fulfilled or expires. These instruments can extend for several years and expirations are not concentrated in any period. We seek to control credit risk associated with these instruments by limiting credit, maintaining collateral where customary and appropriate and performing other monitoring procedures. At December 31, 2001, financial guarantees and letters of credit issued were $341 million.

Off-Balance Sheet Arrangements

We utilize special purpose entities ("SPE's") for several business purposes. Our principal use of SPE's has been in connection with our existing commercial mortgage securitization business. The institutional fixed income business of Prudential Securities, which we exited in 2000, also conducted securitization activities. In those securitizations, mortgage loans or other receivables are sold to an SPE that issues debt and residual interests backed by the cash flows of the SPE's assets. In many of these transactions, we have no further continuing involvement in the assets or activities of the SPE except for retained servicing. In others, we may retain subordinated debt or a non-controlling portion of the equity of the SPE or may provide asset management services to the SPE. Our position as asset manager is controlled by third party investors in the SPE, who have the ability to terminate our services. We have also used SPE's in connection with the sale of investments, primarily real estate. In these transactions, at the time of sale, the investment is transferred to the SPE and is no longer included on our balance sheet. In other instances in which we utilize SPE's, such as structured financings and acquisitions, the SPE's are fully consolidated in our financial statements. We do not have any transactions, arrangements or other relationships with unconsolidated entities or other persons that are reasonably likely to have a material effect on our liquidity or our access to or requirements for capital resources. In addition, we do not have relationships with any unconsolidated entities that are contractually limited to narrow activities that facilitate our transfer of or access to assets.

We enter into over-the-counter market transactions primarily for the purpose of hedging interest rate and foreign exchange risk. In addition, we may take positions in foreign currencies, precious and base metals. These activities are executed in highly liquid markets, and the fair values generated internally are compared to third-party valuations, usually on a daily basis, during the lives of the contracts.

Deferred Policy Acquisition Costs

We capitalize costs that vary with and are related primarily to the production of new insurance and annuity business. These costs include commissions, costs to issue and underwrite the policies and certain variable field office expenses. The capitalized amounts are known as deferred policy acquisition costs, or DAC. Our total DAC, including the impact of unrealized investment gains and losses, amounted to $6.868 billion at December 31, 2001, and $7.063 billion at December 31, 2000. Approximately 46% of our total DAC at December 31, 2001 relates to our Individual Life Insurance segment, and approximately 19% relates to our Closed Block Business.

If we were to experience a significant increase in lapse or surrender rates on policies for which we amortize DAC based on estimated gross margins or gross profits, such as participating and variable life insurance, we would expect acceleration of the write-off of DAC for the affected blocks of policies. Additionally, for all policies on which we have outstanding DAC, we would be required to evaluate whether this experience called into question our ability to recover all or a portion of the DAC, and we would be required to write off some or all of the DAC if we concluded that we could not recover it. While an accelerated write-off of DAC would not affect our cash flow or liquidity, it would negatively affect our reported earnings and level of capital under generally accepted accounting principles.

Recent Accounting Pronouncements

See Note 2 to the Consolidated Financial Statements for a discussion of recently issued accounting pronouncements.

Quantitative and Qualitative Disclosures About Market Risk

Risk Management, Market Risk and Derivative Instruments

Risk management includes the identification and measurement of various forms of risk, the establishment of risk thresholds and the creation of processes intended to maintain risks within these thresholds while optimizing returns on the underlying assets or liabilities. We consider risk management an integral part of our core business.

Market risk is the risk of change in the value of financial instruments as a result of absolute or relative changes in interest rates, foreign currency exchange rates or equity or commodity prices. To varying degrees, the investment and trading activities supporting all of our products and services generate market risks. The market risks incurred and our strategies for managing these risks vary by product.

With respect to non-variable life insurance products, fixed rate annuities, the fixed rate options in our variable life insurance and annuity products, consumer banking products, and other finance businesses, we incur market risk primarily in the form of interest rate risk. We manage this risk through asset/liability management strategies that seek to match the interest rate sensitivity of the assets to that of the underlying liabilities. Our overall objective in these strategies is to limit the net change in value of assets and liabilities arising from interest rate movements. While it is more difficult to measure the interest sensitivity of our insurance liabilities than that of the related assets, to the extent that we can measure such sensitivities we believe that interest rate movements will generate asset value changes that substantially offset changes in the value of the liabilities relating to the underlying products.

For variable annuities and variable life insurance products, excluding the fixed rate options in these products, mutual funds and most separate accounts, our main exposure to the market is the risk that asset management fees decrease as a result of declines in assets under management due to changes in prices of securities. We also run the risk that asset management fees calculated by reference to performance could be lower. For variable annuity and variable life insurance products with minimum guaranteed death benefits, we also face the risk that declines in the value of underlying investments as a result of changes in prices of securities may increase our net exposure to death benefits under these contracts. We do not believe that these risks add significantly to our overall market risk.

We manage our exposure to equity price risk relating to our general account primarily by seeking to match the risk profile of equity investments against risk-adjusted equity market benchmarks. We measure benchmark risk levels in terms of price volatility in relation to the market in general.

The sources of our exposure to market risk can be divided into two categories, "other than trading" activities conducted primarily in our insurance, annuity and guaranteed products operations, and "trading" activities conducted primarily in our securities operations. As part of our management of both "other than trading" and "trading" market risks, we use a variety of risk management tools and techniques. These include sensitivity and Value-at-Risk ("VaR") measures, position and other limits based on type of risk, and various hedging methods.

Other Than Trading Activities

We hold the majority of our assets for "other than trading" activities in our segments that offer insurance, annuities and guaranteed products. We incorporate asset/liability management techniques and other risk management policies and limits into the process of investing our assets. We use derivatives for hedging purposes in the asset/liability management process.

Insurance, Annuities and Guaranteed Products Asset/Liability Management

We seek to maintain interest rate and equity exposures within established ranges, which we periodically adjust based on market conditions and the design of related products sold to customers. Our risk managers establish investment risk limits for exposures to any issuer, geographic region, type of security or industry sector and oversee efforts to manage risk within policy constraints set by management and approved by the Board of Directors.

We use duration and convexity analyses to measure price sensitivity to interest rate changes. Duration measures the relative sensitivity of the fair value of a financial instrument to changes in interest rates. Convexity measures the rate of change of duration with respect to changes in interest rates. We seek to manage our interest rate exposure by legal entity by matching the relative sensitivity of asset and liability values to interest rate changes, or controlling "duration mismatch" of assets and liabilities. We have target duration mismatch constraints for each entity. As of December 31, 2001, the difference between the pre-tax duration of assets and the target duration of liabilities in our duration managed portfolios was within our constraint limits. We consider risk-based capital implications in our asset/liability management strategies.

We also perform portfolio stress testing as part of our regulatory cash flow testing. In this testing, we evaluate the impact of altering our interest-sensitive assumptions under various moderately adverse interest rate environments. These interest-sensitive assumptions relate to the timing and amount of redemptions and prepayments of fixed-income securities and lapses and surrenders of insurance products. We evaluate any shortfalls that this cash flow testing reveals to determine if we need to increase statutory reserves or adjust portfolio management strategies.

Market Risk Related to Interest Rates

Our "other than trading" assets that subject us to interest rate risk include fixed maturity securities, mortgage loans and policy loans. In the aggregate, the carrying value of these assets represented 64% of our consolidated assets, other than assets that we held in separate accounts, as of December 31, 2001 and 63% as of December 31, 2000.

With respect to "other than trading" liabilities, we are exposed to interest rate risk through policyholder account balances relating to interest-sensitive life insurance, annuity and investment-type contracts and through outstanding short-term and long-term debt.

We assess interest rate sensitivity for "other than trading" financial assets, financial liabilities and derivatives using hypothetical test scenarios that assume either upward or downward 100 basis point parallel shifts in the yield curve from prevailing interest rates. The following tables set forth the potential loss in fair value from a hypothetical 100 basis point upward shift at December 31, 2001 and 2000, because this scenario results in the greatest net exposure to interest rate risk of the hypothetical scenarios tested at those dates. While the test scenario is for illustrative purposes only and does not reflect our expectations regarding future interest rates or the performance of fixed-income markets, it is a near-term, reasonably possible hypothetical change that illustrates the potential impact of such events. These test scenarios do not measure the changes in value that could result from non-parallel shifts in the yield curve, which we would expect to produce different changes in discount rates for different maturities. As a result, the actual loss in fair value from a 100 basis point change in interest rates could be different from that indicated by these calculations.

	December 31, 2001			
	Notional Value of Derivatives	Estimated Fair Value	Hypothetical Fair Value After + 100 Basis Point Parallel Yield Curve Shift	Hypothetical Change in Fair Value
		(in millions)		
Financial assets with interest rate risk:				
Fixed maturities:				
Available for sale		$109,942	$103,620	$(6,322)
Held to maturity		395	374	(21)
Commercial loans		20,106	18,990	(1,116)
Mortgage securitization inventory		1,188	1,180	(8)
Policy loans		9,562	8,982	(580)
Derivatives:				
Swaps	$10,724	55	191	136
Futures	2,877	6	62	56
Options	338	3	(1)	(4)
Forwards	9,735	84	84	—
Financial liabilities with interest rate risk:				
Short-term and long-term debt		(10,881)	(10,448)	433
Investment contracts		(35,911)	(35,345)	566
Total estimated potential loss				$(6,860)

	December 31, 2000			
	Notional Value of Derivatives	Estimated Fair Value	Hypothetical Fair Value After + 100 Basis Point Parallel Yield Curve Shift	Hypothetical Change in Fair Value
		(in millions)		
Financial assets with interest rate risk:				
Fixed maturities:				
Available for sale		$ 83,827	$ 79,312	$(4,515)
Held to maturity		12,615	12,085	(530)
Commercial loans		15,308	14,634	(674)
Mortgage securitization inventory		1,448	1,373	(75)
Policy loans		8,659	8,147	(512)
Derivatives:				
Swaps	$4,765	4	125	121
Futures	3,878	34	15	(19)
Forwards	3,247	(50)	(50)	—
Financial liabilities with interest rate risk:				
Short-term and long-term debt		(13,800)	(13,683)	117
Investment contracts		(25,359)	(25,122)	237
Securities sold but not yet purchased		(157)	(141)	16
Total estimated potential loss				$(5,834)

The tables above do not include approximately $95 billion of insurance reserve and deposit liabilities at December 31, 2001 and $77 billion at December 31, 2000. We believe that the interest rate sensitivities of these insurance liabilities offset, in large measure, the interest rate risk of the financial assets set forth in these tables.

Substantially all of the $1.026 billion increase in the total estimated potential loss at December 31, 2001 from December 31, 2000 resulted from our acquisition of Gibraltar Life in April 2001.

The estimated changes in fair values of our financial assets shown above relate to assets invested to support our insurance liabilities, but do not include assets associated with products for which investment risk is borne primarily by the contract holders rather than by us.

Market Risk Related to Equity Prices

We actively manage equity price risk against benchmarks in respective markets. We benchmark our return on equity holdings against a blend of market indices, mainly the S&P 500 and Russell 2000, and we target price sensitivities that approximate those of the benchmark indices. We estimate our equity price risk from a hypothetical 10% decline in equity benchmark market levels and measure this risk in terms of the decline in fair market value of equity securities we hold. Using this methodology, our estimated equity price risk at December 31, 2001 was $227 million, representing a hypothetical decline in fair market value of equity securities we held at that date from $2.272 billion to $2.045 billion. Of our $227 million estimated equity price risk at December 31, 2001, approximately $90 million relates to Gibraltar Life. Our estimated equity price risk using this methodology at December 31, 2000 was $232 million, representing a hypothetical decline in fair market value of equity securities we held at that date from $2.317 billion to $2.085 billion. In calculating these amounts, we exclude equity securities related to products for which the investment risk is borne primarily by the contractholder rather than by us. While these scenarios are for illustrative purposes only and do not reflect our expectations regarding future performance of equity markets or of our equity portfolio, they represent near term reasonably possible hypothetical changes that illustrate the potential impact of such events.

Market Risk Related to Foreign Currency Exchange Rates

We are exposed to foreign currency exchange rate risk in our general account and through our operations in foreign countries. In our international life insurance business, we generally invest in assets denominated in the same currencies as our insurance liabilities, which mitigates our foreign currency exchange rate risk for these operations.

Our exposure to foreign currency risk within the general account investment portfolios supporting our U.S. insurance operations arises primarily from purchased investments that are denominated or payable in foreign currencies. We generally hedge substantially all foreign currency-denominated fixed-income investments supporting our U.S. operations into U.S. dollars, using foreign exchange forward contracts and currency swaps, in order to mitigate the risk that the fair value of these investments fluctuates as a result of changes in foreign exchange rates. We generally do not hedge all of the foreign currency risk of our equity investments in unaffiliated foreign entities.

Our operations in foreign countries create two additional sources of foreign currency risk. First, we reflect the operating results of our foreign branches and subsidiaries in our financial statements based on the average exchange rates prevailing during the period. We hedge some of these foreign currency flows based on our overall risk management strategy and loss limits. We generally hedge our anticipated exposure to adjusted operating income fluctuations resulting from changes in foreign currency exchange rates relating to our International operations in Japan, of which our Japanese insurance operations are the most significant, using foreign exchange forward contracts and currency swaps. Second, we translate our equity investment in foreign branches and subsidiaries into U.S. dollars using the foreign currency exchange rate at the financial statement period-end date. We have chosen to partially hedge this exposure.

We actively manage foreign currency exchange rate risk within specified limits at the consolidated level using Value-at-Risk analysis. This statistical technique estimates, at a specified confidence level, the potential pretax loss in portfolio market value that could occur over an assumed time horizon due to adverse market movements. We calculate this using a variance/covariance approach.

We calculate Value-at-Risk estimates of exposure to loss from volatility in foreign currency exchange rates for one-month time periods. Our estimated VaR at December 31, 2001 for foreign currency assets not hedged to U.S. dollars, measured at the 95% confidence level and using a one-month time horizon, was $9 million, representing a hypothetical decline in fair market value of these foreign currency assets from $495 million to $486 million. Our estimated VaR at December 31, 2000 for foreign currency assets not hedged to U.S. dollars, measured at the 95% confidence level and using a one-month time horizon, was $18 million, representing a hypothetical decline in fair market value of these foreign currency assets from $906 million to $888 million. These calculations use historical price volatilities and correlation data at a 95% confidence level. We discuss limitations of VaR models below. Our estimated VaR for foreign exchange forward contracts and currency swaps used to hedge our anticipated exposure to adjusted operating income fluctuations resulting from changes in foreign currency exchange rates relating to our international operations, measured at the 95% confidence level and using a one-month time horizon, was $45 million at December 31, 2001 and $11 million at December 31, 2000.

Our average monthly Value-at-Risk for foreign currency assets not hedged to U.S. dollars from foreign currency exchange rate movements, measured at the 95% confidence level over a one month time horizon, was $13 million during 2001 and $16 million during 2000.

Derivatives

Derivatives are financial instruments whose values are derived from interest rates, foreign exchange rates, financial indices, or the prices of securities or commodities. Derivative financial instruments may be exchange-traded or contracted in the over-the-counter market and include swaps, futures, options and forward contracts. See Note 19 to the Consolidated Financial Statements for a summary of our derivative positions as of December 31, 2001 and 2000. Under insurance statutes, our insurance companies may use derivative financial instruments to hedge actual or anticipated changes in their assets or liabilities, to replicate cash market instruments or for certain income-generating activities. These statutes generally prohibit the use of derivatives for speculative purposes. We use derivative financial instruments to seek to reduce market risk from changes in interest rates or foreign currency exchange rates, and to alter interest rate or foreign currency exposures arising from mismatches between assets and liabilities. In addition, derivatives are used in our securities operations for trading purposes.

Trading Activities

We engage in trading activities primarily in connection with our securities businesses. We maintain trading inventories in various equity and fixed-income securities, foreign exchange instruments and commodities, primarily to facilitate transactions for our clients. Market risk affects the values of our trading inventories through fluctuations in absolute or relative interest rates, credit spreads, foreign currency exchange rates, securities and commodity prices. We seek to use short security positions and forwards, futures, options and other derivatives to limit exposure to interest rate and other market risks. We also trade derivative financial instruments that allow our clients to manage exposure to interest rate, currency and other market risks. Most of our derivative transactions involve exchange-listed contracts and are short-term in duration. We act both as a broker, by selling exchange-listed contracts, and as a dealer, by entering into futures and security transactions as a principal. As a broker, we assume counterparty and credit risks that we seek to mitigate by using margin or other credit enhancements and by establishing trading limits and credit lines. As a dealer, we are subject to market risk as well as counterparty and credit risk. We manage the market risk associated with trading activities through hedging activities and formal policies, risk and position limits, counterparty and credit limits, daily position monitoring, and other forms of risk management.

Value-at-Risk

VaR is one of the tools we use to monitor and manage our exposure to the market risk of our trading activities. We calculate a VaR that encompasses our trading activities using a 95% confidence level. The VaR method incorporates the risk factors to which the market value of our trading activities is exposed, which consist of interest rates, including credit spreads, foreign exchange rates, equity prices and commodity prices, estimates of volatilities from historical data, the sensitivity of our trading activities to changes in those market factors and the correlations of those factors. We regularly test our VaR model by comparing actual adverse results to those estimated by the VaR model with a 95% confidence level over a one-day time horizon. The VaR for our trading activities expressed in terms of adverse changes to fair value at the 95% confidence level over a one-day time horizon was $5 million at December 31, 2001 and $6 million at December 31, 2000. The average daily VaR for our trading activities, expressed in terms of adverse changes to fair value with a 95% confidence level over a one-day time horizon, was $6 million during 2001 and $9 million during 2000. The following table sets forth a breakdown of this VaR by risk component as follows:

	As of December 31, 2001	Average for 2001	As of December 31, 2000	Average for 2000
		(in millions)		
Interest rate risk	$ 5	$5	$4	$6
Equity risk	—	1	2	3
Total(1)	$ 5	$6	$6	$9

(1) At December 31, 2001 and 2000, and during the years then ended, VaR from each of foreign currency exchange rate risk and commodity risk in our trading activities was immaterial.

Limitations of VaR Models

Although VaR models represent a recognized tool for risk management, they have inherent limitations, including reliance on historical data that may not be indicative of future market conditions or trading patterns. Accordingly, you should not view VaR models as a predictor of future results. We may incur losses that could be materially in excess of the amounts indicated by the models on a particular trading day or over a period of time, and there have been instances when results have fallen outside the values generated by our VaR models. A VaR model does not estimate the greatest possible loss. We use these models together with other risk management tools, including stress testing. The results of these models and analysis thereof are subject to the judgment of our risk management personnel.

Consolidated Financial Statements

Report of Independent Accountants

To the Board of Directors and Stockholders of
Prudential Financial, Inc.:

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Prudential Financial, Inc. and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The accompanying supplemental combining financial information is presented for purposes of additional analysis of the consolidated financial statements rather than to present the financial position and results of operations of the individual components. Such supplemental information has been subjected to the auditing procedures applied in the audits of the consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.

PricewaterhouseCoopers LLP

New York, New York
February 12, 2002

Consolidated Statements of Financial Position

December 31, 2001 and 2000 (in Millions)

	2001	2000
ASSETS		
Fixed maturities:		
Available for sale, at fair value (amortized cost: 2001—$107,464; 2000—$83,115)	$109,942	$ 83,827
Held to maturity, at amortized cost (fair value: 2001—$395; 2000—$12,615)	374	12,448
Trading account assets, at fair value	5,043	7,217
Equity securities, available for sale, at fair value (cost: 2001—$2,252; 2000—$2,266)	2,272	2,317
Commercial loans	19,729	15,919
Policy loans	8,570	8,046
Securities purchased under agreements to resell	4,421	5,395
Cash collateral for borrowed securities	5,210	3,858
Other long-term investments	5,418	4,459
Short-term investments	4,855	5,029
Total investments	165,834	148,515
Cash and cash equivalents	18,536	7,676
Accrued investment income	1,828	1,916
Broker-dealer related receivables	7,802	11,860
Deferred policy acquisition costs	6,868	7,063
Other assets	15,004	13,506
Separate account assets	77,158	82,217
TOTAL ASSETS	$293,030	$272,753
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Future policy benefits	$ 86,991	$ 67,859
Policyholders' account balances	43,333	32,722
Unpaid claims and claim adjustment expenses	3,408	3,549
Policyholders' dividends	2,096	1,463
Securities sold under agreements to repurchase	12,385	15,010
Cash collateral for loaned securities	9,427	11,053
Income taxes payable	1,332	1,610
Broker-dealer related payables	6,445	5,965
Securities sold but not yet purchased	2,791	4,959
Short-term debt	5,405	11,131
Long-term debt	5,304	2,502
Other liabilities	15,812	12,105
Separate account liabilities	77,158	82,217
Total liabilities	271,887	252,145
Guaranteed minority interest in Trust holding solely debentures of Parent	690	—
COMMITMENTS AND CONTINGENCIES (See Note 21)		
STOCKHOLDERS' EQUITY		
Preferred Stock ($.01 par value; 10,000,000 shares authorized)	—	—
Common Stock ($.01 par value; 1,500,000,000 shares authorized; 583,582,767 shares issued and outstanding at December 31, 2001)	6	—
Class B Stock ($.01 par value; 10,000,000 shares authorized; 2,000,000 shares issued and outstanding at December 31, 2001)	—	—
Additional paid-in capital	19,462	—
Accumulated other comprehensive income	944	234
Retained earnings	41	20,374
Total stockholders' equity	20,453	20,608
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$293,030	$272,753

See Notes to Consolidated Financial Statements

Consolidated Statements of Operations

Years Ended December 31, 2001, 2000 and 1999 (in Millions, Except Per Share Amounts)

	2001	2000	1999
REVENUES			
Premiums	$12,477	$10,181	$ 9,528
Policy charges and fee income	1,803	1,639	1,516
Net investment income	9,151	9,497	9,367
Realized investment gains (losses), net	(705)	(288)	924
Commissions and other income	4,451	5,475	5,233
Total revenues	27,177	26,504	26,568
BENEFITS AND EXPENSES			
Policyholders' benefits	12,752	10,640	10,226
Interest credited to policyholders' account balances	1,804	1,751	1,811
Dividends to policyholders	2,722	2,724	2,571
General and administrative expenses	9,538	10,043	9,530
Capital markets restructuring	—	476	—
Sales practices remedies and costs	—	—	100
Demutualization costs and expenses:			
Administrative expenses	248	143	75
Consideration to former Canadian branch policyholders	340	—	—
Total benefits and expenses	27,404	25,777	24,313
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	(227)	727	2,255
Income taxes:			
Current	(927)	434	690
Deferred	870	(28)	352
Total income tax expense (benefit)	(57)	406	1,042
INCOME (LOSS) FROM CONTINUING OPERATIONS	(170)	321	1,213
DISCONTINUED OPERATIONS			
Gain (loss) on disposal of healthcare operations, net of taxes	16	77	(400)
NET INCOME (LOSS)	$ (154)	$ 398	$ 813

	For the period December 18 through December 31, 2001
INCOME FROM CONTINUING OPERATIONS AND NET INCOME AFTER DATE OF DEMUTUALIZATION	
Financial Services Businesses (attributable to Common Stock)	$ 38
Closed Block Business (attributable to Class B Stock)	3
Consolidated	$ 41
EARNINGS PER SHARE AFTER DATE OF DEMUTUALIZATION	
Financial Services Businesses	
Net income per share of Common Stock—basic and diluted	$0.07
Closed Block Business	
Net income per share of Class B Stock—basic and diluted	$1.50

See Notes to Consolidated Financial Statements

Consolidated Statements of Stockholders' Equity

Years Ended December 31, 2001, 2000 and 1999 (in Millions)

					Accumulated Other Comprehensive Income (Loss)				
	Common Stock	Class B Stock	Additional Paid-in Capital	Retained Earnings	Foreign Currency Translation Adjustments	Net Unrealized Investment Gains (Losses)	Pension Liability Adjustment	Total Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance, December 31, 1998	$ —	$ —	$ —	$ 19,163	$ (31)	$ 1,272	$ (9)	$1,232	$20,395
Comprehensive income:									
Net income	—	—	—	813	—	—	—	—	813
Other comprehensive loss, net of tax:									
Change in foreign currency translation adjustments	—	—	—	—	13	—	—	13	13
Change in net unrealized investment gains	—	—	—	—	—	(1,932)	—	(1,932)	(1,932)
Additional pension liability adjustment	—	—	—	—	—	—	2	2	2
Other comprehensive loss									(1,917)
Total comprehensive loss									(1,104)
Balance, December 31, 1999	—	—	—	19,976	(18)	(660)	(7)	(685)	19,291
Comprehensive income:									
Net income	—	—	—	398	—	—	—	—	398
Other comprehensive income, net of tax:									
Change in foreign currency translation adjustments	—	—	—	—	(89)	—	—	(89)	(89)
Change in net unrealized investment gains	—	—	—	—	—	1,019	—	1,019	1,019
Additional pension liability adjustment	—	—	—	—	—	—	(11)	(11)	(11)
Other comprehensive income									919
Total comprehensive income									1,317
Balance, December 31, 2000	—	—	—	20,374	(107)	359	(18)	234	20,608
Common Stock issued in demutualization	5	—	15,985	(15,990)	—	—	—	—	—
Policy credits issued and cash payments to be made to eligible policyholders	—	—	—	(4,189)	—	—	—	—	(4,189)
Initial public offering of Common Stock	1	—	3,336	—	—	—	—	—	3,337
Private placement of Class B Stock	—	—	167	—	—	—	—	—	167
Equity security units	—	—	(26)	—	—	—	—	—	(26)
Comprehensive income:									
Net loss before the date of demutualization	—	—	—	(195)	—	—	—	—	(195)
Net income after the date of demutualization	—	—	—	41	—	—	—	—	41
Other comprehensive income, net of tax:									
Change in foreign currency translation adjustments	—	—	—	—	(130)	—	—	(130)	(130)
Change in net unrealized investment gains	—	—	—	—	—	869	—	869	869
Additional pension liability adjustment	—	—	—	—	—	—	(29)	(29)	(29)
Other comprehensive income									710
Total comprehensive income									556
Balance, December 31, 2001	$ 6	$ —	$19,462	$ 41	$(237)	$ 1,228	$(47)	$ 944	$20,453

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

Years Ended December 31, 2001, 2000 and 1999 (in Millions)

	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ (154)	$ 398	$ 813
Adjustments to reconcile net income to net cash provided by operating activities:			
Realized investment (gains) losses, net	705	288	(915)
Policy charges and fee income	(482)	(342)	(300)
Interest credited to policyholders' account balances	1,804	1,751	1,811
Depreciation and amortization, including premiums and discounts	446	740	689
Loss (gain) on disposal of healthcare operations, net of taxes	(16)	(77)	400
Change in:			
Deferred policy acquisition costs	(259)	(228)	(178)
Future policy benefits and other insurance liabilities	933	1,473	788
Trading account assets	2,268	2,524	(853)
Income taxes payable	(1,282)	214	933
Broker-dealer related receivables/payables	4,538	(388)	(1,898)
Securities purchased under agreements to resell	974	8,549	(3,692)
Cash collateral for borrowed securities	(1,352)	3,266	(1,502)
Cash collateral for loaned securities	(1,626)	278	3,643
Securities sold but not yet purchased	(2,168)	(2,009)	1,197
Securities sold under agreements to repurchase	(2,625)	(9,588)	3,112
Other, net	(1,628)	1,016	(3,486)
Cash flows from operating activities	76	7,865	562
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds from the sale/maturity of:			
Fixed maturities, available for sale	98,150	99,971	122,790
Fixed maturities, held to maturity	139	3,266	4,957
Equity securities, available for sale	5,503	3,025	3,190
Commercial loans	5,443	1,632	2,640
Other long-term investments	764	2,044	2,169
Payments for the purchase of:			
Fixed maturities, available for sale	(97,492)	(103,086)	(124,759)
Fixed maturities, held to maturity	(56)	(1,544)	(2,414)
Equity securities, available for sale	(2,557)	(2,316)	(2,779)
Commercial loans	(1,521)	(1,334)	(2,595)
Other long-term investments	(1,379)	(1,374)	(2,280)
Cash acquired from Gibraltar Life	5,912	—	—
Short-term investments	(442)	(2,257)	(1,138)
Cash flows from (used in) investing activities	12,464	(1,973)	(219)
CASH FLOWS FROM FINANCING ACTIVITIES			
Policyholders' account deposits	6,771	6,813	7,667
Policyholders' account withdrawals	(9,014)	(8,186)	(10,531)
Proceeds from the issuance of Common Stock	3,337	—	—
Proceeds from the issuance of Class B Stock	167	—	—
Proceeds from the issuance of equity security units	663	—	—
Net increase (decrease) in short-term debt	(6,098)	(2,678)	444
Proceeds from the issuance of long-term debt	3,214	638	1,844
Repayments of long-term debt	(720)	(1,230)	(919)
Cash flows used in financing activities	(1,680)	(4,643)	(1,495)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	10,860	1,249	(1,152)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	7,676	6,427	7,579
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 18,536	$ 7,676	$ 6,427
SUPPLEMENTAL CASH FLOW INFORMATION			
Income taxes paid (received)	$ 466	$ 248	$ (344)
Interest paid	$ 638	$ 1,040	$ 824
NON-CASH TRANSACTIONS DURING THE YEAR			
Policy credits issued and demutualization consideration payable to eligible policyholders	$ 4,529	$ —	$ —

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

1. Business

Prudential Financial, Inc. ("Prudential Financial") and its subsidiaries (collectively, "Prudential" or the "Company") provide a wide range of insurance, investment management, securities and other financial products and services to both retail and institutional customers throughout the United States and in many other countries. Principal products and services provided include life insurance, property and casualty insurance, annuities, mutual funds, pension and retirement related investments and administration, asset management, and securities brokerage. The Company has organized its principal operations into the Financial Services Businesses and the Closed Block Business. The Financial Services Businesses operate through four operating divisions: U.S. Consumer, Employee Benefits, International and Asset Management. Businesses that are not sufficiently material to warrant separate disclosure are included in Corporate and Other operations within the Financial Services Businesses. The Closed Block Business, which is managed separately from the Financial Services Businesses, was established on the date of demutualization and includes the Company's in force participating insurance and annuity products and assets that are used for the payment of benefits and policyholder dividends on these products, as well as other assets and equity that support these products and related liabilities. In connection with the demutualization, the Company has ceased offering these participating products.

Demutualization and Initial Public Offering

On December 18, 2001 (the "date of demutualization"), The Prudential Insurance Company of America ("Prudential Insurance") converted from a mutual life insurance company to a stock life insurance company and became an indirect, wholly owned subsidiary of Prudential Financial. The demutualization was completed in accordance with the Company's Plan of Reorganization, which was approved by the Commissioner of Banking and Insurance of the State of New Jersey in October 2001.

On the date of demutualization, policyholder membership interests in Prudential Insurance were extinguished and eligible policyholders collectively received 457.1 million shares of Common Stock, the rights to receive cash totaling $3,487 million (included in "Other liabilities" at December 31, 2001), including $340 million to certain former Canadian branch policyholders, and increases to their policy values in the form of policy credits totaling $1,042 million. The demutualization was accounted for as a reorganization. Accordingly, the Company's retained earnings on the date of demutualization, net of the aforementioned cash payments other than those to former Canadian policyholders and policy credits which were charged directly to retained earnings, were reclassified to "Common Stock" and "Additional paid-in capital."

Concurrent with the demutualization, Prudential Insurance completed a corporate reorganization whereby various subsidiaries (and certain related assets and liabilities) of Prudential Insurance were dividended so that they became wholly owned subsidiaries of Prudential Financial rather than of Prudential Insurance. The subsidiaries distributed by Prudential Insurance to Prudential Financial included its property and casualty insurance companies, its principal securities brokerage companies, its international insurance companies, its principal asset management operations, its international securities and investments operations, its domestic banking operations and its residential real estate brokerage franchise and relocation services operations.

On the date of demutualization, Prudential Financial completed an initial public offering of 110.0 million shares of Common Stock at a price of $27.50 per share and, on December 21, 2001, Prudential Financial issued an additional 16.5 million shares of Common Stock as a result of the exercise of the over-allotment option granted to underwriters in the initial public offering. Also on the date of demutualization, Prudential Financial completed the sale, through a private placement, of 2.0 million shares of Class B Stock, a separate class of common stock, at a price of $87.50 per share. The Common Stock reflects the performance of the Financial Services Businesses and the Class B Stock reflects the performance of the Closed Block Business. In addition to the issuances of Common Stock and Class B Stock, on the date of demutualization, Prudential Financial issued 13.8 million 6.75% equity security units at a price of $50 per unit (see Note 12) and Prudential Holdings, LLC, a wholly owned subsidiary of Prudential Financial, issued $1.75 billion in senior secured notes (see Note 11).

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of Prudential Financial, its majority-owned subsidiaries, and those partnerships and joint ventures in which the Company has a controlling financial interest, except in those

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (continued)

instances where the Company cannot exercise control because the minority owners have substantive participating rights in the operating and capital decisions of the entity. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Intercompany balances and transactions have been eliminated. Effective on the date of demutualization and corporate reorganization, the historical consolidated financial statements of Prudential Insurance became the historical consolidated financial statements of Prudential Financial.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, in particular deferred policy acquisition costs, investment allowances, future policy benefits, disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Earnings Per Share

As discussed in Note 1 under "Demutualization and Initial Public Offering," the Company has outstanding two separate classes of common stock. Basic earnings per share are computed by dividing available income attributable to each of the two groups of common shareholders for the period subsequent to the demutualization by the respective weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised.

Investments

Fixed maturities classified as "available for sale" are carried at estimated fair value. Fixed maturities that the Company has both the positive intent and ability to hold to maturity are stated at amortized cost and classified as "held to maturity." See Note 19 for a discussion of the Company's reclassificiation of "held to maturity" securities to "available for sale" in connection with the implementation of new accounting standards for derivatives. The amortized cost of fixed maturities is written down to estimated fair value when a decline in value is considered to be other than temporary. See the discussion below on realized investment gains and losses for a description of the accounting for impairment adjustments. Unrealized gains and losses on fixed maturities "available for sale," net of income tax and the effect on deferred policy acquisition costs and future policy benefits that would result from the realization of unrealized gains and losses, are included in a separate component of equity, "Accumulated other comprehensive income (loss)."

Trading account assets and securities sold but not yet purchased are carried at estimated fair value. Realized and unrealized gains and losses on trading account assets and securities sold but not yet purchased are included in "Commissions and other income."

Equity securities, available for sale, are comprised of common and non-redeemable preferred stock and are carried at estimated fair value. The associated unrealized gains and losses, net of income tax and the effect on deferred policy acquisition costs and future policy benefits that would result from the realization of unrealized gains and losses, are included in "Accumulated other comprehensive income (loss)." See the discussion below on realized investment gains and losses for a description of the accounting for impairment adjustments.

Commercial loans are stated primarily at unpaid principal balances, net of unamortized discounts and an allowance for losses. In connection with the acquisition of Gibraltar Life (see Note 5), commercial loans were acquired at a discount to par and are carried at amortized cost. Accretion of the discount over the remaining lives of the loans is included in "Net investment income." The allowance for losses includes a loan specific reserve for impaired loans and a portfolio reserve for incurred but not specifically identified losses. Impaired loans include those loans for which it is probable that amounts due according to the contractual terms of the loan agreement will not all be collected. Impaired loans are measured at the present value of expected future cash flows discounted at the loan's effective interest rate, or at the fair value of the collateral if the loan is collateral dependent. Interest received on impaired loans, including loans that were previously modified in a troubled debt restructuring, is either applied against the principal or reported as revenue, according to management's judgment as to the collectibility of principal. Management discontinues accruing interest on impaired loans after the loans are 90 days delinquent as to principal or interest, or earlier when management has serious doubts about collectibility. When a loan is recognized as impaired, any accrued but uncollectible interest is reversed against interest income of the current period.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (continued)

Generally, a loan is restored to accrual status only after all delinquent interest and principal are brought current and, in the case of loans where the payment of interest has been interrupted for a substantial period, a regular payment performance has been established. The portfolio reserve for incurred but not specifically identified losses considers the Company's past loan loss experience, the current credit composition of the portfolio, historical credit migration, property type diversification, default and loss severity statistics and other relevant factors.

Policy loans are carried at unpaid principal balances.

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing arrangements and are carried at the amounts at which the securities will be subsequently resold or reacquired, including accrued interest, as specified in the respective agreements. The Company's policy is to take possession or control of securities purchased under agreements to resell and to value the securities daily. Assets to be repurchased are the same, or substantially the same, as the assets transferred. The market value of securities to be repurchased or resold is monitored, and additional collateral is obtained, where appropriate, to protect against credit exposure.

Securities borrowed and securities loaned are treated as financing arrangements and are recorded at the amount of cash advanced or received. With respect to securities loaned, the Company obtains collateral in an amount equal to 102% and 105% of the fair value of the domestic and foreign securities, respectively. The Company monitors the market value of securities borrowed and loaned on a daily basis with additional collateral obtained as necessary. Substantially all of the Company's securities borrowed transactions are with brokers and dealers, commercial banks and institutional clients. Substantially all of the Company's securities loaned transactions are with large brokerage firms.

Securities repurchase and resale agreements and securities borrowed and loaned transactions are used to generate net investment income and facilitate trading activity. These instruments are short-term in nature (usually 30 days or less) and are collateralized principally by U.S. Government and mortgage-backed securities. The carrying amounts of these instruments approximate fair value because of the relatively short period of time between the origination of the instruments and their expected realization.

Other long-term investments primarily represent the Company's investments in joint ventures and limited partnerships in which the Company does not exercise control. Other long-term investments also include investments in the Company's own separate accounts, which are carried at estimated fair value, investment real estate and derivatives held for purposes other than trading. See Note 19 for a discussion of accounting policies for derivative instruments. Joint venture and partnership interests are generally accounted for using the equity method of accounting, reduced for other than temporary declines in value, except in instances in which the Company's interest is so minor that it exercises virtually no influence over operating and financial policies. In such instances, the Company applies the cost method of accounting. The Company's net income from investments in joint ventures and partnerships is generally included in "Net investment income." However, for certain real estate joint ventures, Prudential's interest is liquidated by means of one or more transactions that result in the sale of the underlying invested assets to third parties and the ultimate distribution of the proceeds to Prudential and other joint venture partners in exchange for and settlement of the respective joint venture interests. These transactions are accounted for as disposals of Prudential's joint venture interests and the resulting gains and losses are included in "Realized investment gains (losses), net."

Real estate held for disposal is carried at the lower of depreciated cost or fair value less estimated selling costs and is not further depreciated once classified as such. Real estate which the Company has the intent to hold for the production of income is carried at depreciated cost less any write-downs to fair value for impairment losses and is reviewed for impairment whenever events or circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognized when the review indicates that the carrying value of the investment real estate exceeds the estimated undiscounted future cash flows (excluding interest charges) from the investment. At that time, the carrying value of the investment real estate is written down to fair value. Depreciation on real estate held for the production of income is computed using the straight-line method over the estimated lives of the properties, and is included in "Net investment income."

Short-term investments consist of highly liquid debt instruments with a maturity of greater than three months and less than twelve months when purchased. These investments are carried at amortized cost, which approximates fair value.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (continued)

Realized investment gains (losses), net are computed using the specific identification method. Costs of fixed maturities and equity securities are adjusted for impairments considered to be other than temporary. Impairment adjustments are included in "Realized investment gains (losses), net." Factors considered in evaluating whether a decline in value is other than temporary are: 1) whether the decline is substantial; 2) the Company's ability and intent to retain the investment for a period of time sufficient to allow for an anticipated recovery in value; 3) the duration and extent to which the market value has been less than cost; and 4) the financial condition and near-term prospects of the issuer. Provisions for losses on commercial loans are included in "Realized investment gains (losses), net." Decreases in the carrying value of investment real estate held for disposal or for the production of income are recorded in "Realized investment gains (losses), net."

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks, money market instruments and other debt issues with a maturity of three months or less when purchased.

Deferred Policy Acquisition Costs

The costs that vary with and that are related primarily to the production of new insurance and annuity business are deferred to the extent such costs are deemed recoverable from future profits. Such costs include commissions, costs of policy issuance and underwriting, and variable field office expenses. Deferred policy acquisition costs ("DAC") are subject to recoverability testing at the end of each accounting period. Deferred policy acquisition costs, for certain products, are adjusted for the impact of unrealized gains or losses on investments as if these gains or losses had been realized, with corresponding credits or charges included in "Accumulated other comprehensive income (loss)."

For participating life insurance, DAC is amortized over the expected life of the contracts (up to 45 years) in proportion to estimated gross margins based on historical and anticipated future experience, which is updated periodically. The average rate of assumed future investment yield used in estimating expected gross margins was 7.28% at December 31, 2001 and gradually increases to 8.06% for periods after December 31, 2031. The effect of changes in estimated gross margins on unamortized deferred acquisition costs is reflected in "General and administrative expenses" in the period such estimated gross margins are revised. Policy acquisition costs related to interest-sensitive and variable life products and certain investment-type products are deferred and amortized over the expected life of the contracts (periods ranging from 7 to 30 years) in proportion to estimated gross profits arising principally from investment results, mortality and expense margins, and surrender charges based on historical and anticipated future experience, which is updated periodically. The effect of changes to estimated gross profits on unamortized deferred acquisition costs is reflected in "General and administrative expenses" in the period such estimated gross profits are revised. DAC related to non-participating term insurance is amortized over the expected life of the contracts in proportion to premiums.

The Company has offered programs under which policyholders, for a selected product or group of products, can exchange an existing policy or contract issued by the Company for another form of policy or contract. These transactions are known as internal replacements. If policyholders surrender traditional life insurance policies in exchange for life insurance policies that do not have fixed and guaranteed terms, the Company immediately charges to expense the remaining unamortized DAC on the surrendered policies. For other internal replacement transactions, the unamortized DAC on the surrendered policies is immediately charged to expense if the terms of the new policies are not substantially similar to those of the former policies. If the new policies have terms that are substantially similar to those of the earlier policies, the DAC is retained with respect to the new policies and amortized over the life of the new policies.

For property and casualty insurance contracts, DAC is amortized over the period in which related premiums are earned. Future investment income is considered in determining the recoverability of DAC.

For group life and disability insurance, group annuities and guaranteed investment contracts, acquisition costs are expensed as incurred.

Separate Account Assets and Liabilities

Separate account assets and liabilities are reported at estimated fair value and represent segregated funds which are invested for certain policyholders, pension funds and other customers. The assets consist of common stocks, fixed maturities, real estate related securities, real estate mortgage loans and short-term investments. The assets of each

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (continued)

account are legally segregated and are generally not subject to claims that arise out of any other business of the Company. Investment risks associated with market value changes are borne by the customers, except to the extent of minimum guarantees made by the Company with respect to certain accounts. The investment income and gains or losses for separate accounts generally accrue to the policyholders and are not included in the Consolidated Statements of Operations. Mortality, policy administration and surrender charges on the accounts are included in "Policy charges and fee income." Asset management fees charged to the accounts are included in "Commissions and other income."

Other Assets and Other Liabilities

Other assets consist primarily of prepaid benefit costs, reinsurance recoverables, certain restricted assets, trade receivables, mortgage securitization inventory and mortgage servicing rights, property and equipment and receivables resulting from sales of securities that had not yet settled at the balance sheet date. During 2001, the Company sold $1,409 million of commercial mortgage loans and other securities in securitization transactions versus $1,874 million in 2000. In some of the commercial loan securitizations, the Company retained servicing responsibilities. The Company did not retain any material ownership interest in the financial assets that were transferred. The Company recognized pretax gains of $42 million in 2001 versus losses of $6 million in 2000 in connection with securitization and related hedging activity which are recorded in "Commissions and other income." At December 31, 2001 and 2000, mortgage servicing assets, including both purchased and originated servicing assets, were $126 million and $111 million, respectively. Property and equipment are stated at cost less accumulated depreciation. Depreciation is determined using the straight-line method over the estimated useful lives of the related assets which generally range from 3 to 40 years. Other liabilities consist primarily of trade payables, employee benefit liabilities, demutualization consideration not yet paid to policyholders, and payables resulting from purchases of securities that had not yet settled at the balance sheet date.

Contingencies

Amounts related to contingencies are accrued if it is probable that a liability has been incurred and an amount is reasonably estimable. Management evaluates whether there are incremental legal or other costs directly associated with the ultimate resolution of the matter that are reasonably estimable and, if so, they are included in the accrual.

Policyholders' Dividends

The amount of the dividends to be paid to policyholders of Prudential Insurance is determined annually by its Board of Directors. The aggregate amount of policyholders' dividends is based on the statutory results and past experience of Prudential Insurance, including investment income, net realized investment gains or losses over a number of years, mortality experience and other factors. See Note 9 for further discussion of the impact of policyholders' dividends on earnings.

Insurance Revenue and Expense Recognition

Premiums from life insurance policies, excluding interest-sensitive life contracts, are recognized when due. Benefits are recorded as an expense when they are incurred. A liability for future policy benefits is recorded when premiums are recognized using the net level premium method.

Premiums from non-participating group annuities with life contingencies are recognized when earned. For single premium immediate annuities and structured settlements with life contingencies, premiums are recognized when earned in a constant relationship to the amount of expected future benefit payments.

Amounts received as payment for interest-sensitive life contracts, deferred annuities, structured settlements, contracts without life contingencies and participating group annuities are reported as deposits to "Policyholders' account balances." Revenues from these contracts are reflected in "Policy charges and fee income" and consist primarily of fees assessed during the period against the policyholders' account balances for mortality charges, policy administration charges and surrender charges. Benefits and expenses for these products include claims in excess of related account balances, expenses of contract administration, interest credited and amortization of DAC.

For group life and disability insurance, and property and casualty insurance, premiums are recognized over the period to which the premiums relate in proportion to the amount of insurance protection provided. Claim and claim adjustment expenses are recognized when incurred.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (continued)

Premiums, benefits and expenses are stated net of reinsurance ceded to other companies. Estimated reinsurance recoverables and the cost of reinsurance are recognized over the life of the reinsured policies using assumptions consistent with those used to account for the underlying policies.

Foreign Currency Translation Adjustments

Assets and liabilities of foreign operations and subsidiaries reported in other than U.S. dollars are translated at the exchange rate in effect at the end of the period. Revenues, benefits and other expenses are translated at the average rate prevailing during the period. The effects of translating the statements of financial position of non-U.S. entities with functional currencies other than the U.S. dollar are included, net of related hedge gains and losses and income taxes, in "Accumulated other comprehensive income (loss)."

Commissions and Other Income

Commissions and other income principally includes securities and commodities commission revenues and asset management fees which are recognized in the period in which the services are performed. Realized and unrealized gains from trading activities of the Company's securities business are also included in "Commissions and other income."

Derivative Financial Instruments

Derivatives are financial instruments whose values are derived from interest rates, foreign exchange rates, financial indices, or the value of securities or commodities. Derivative financial instruments used by the Company include swaps, futures, forwards and option contracts and may be exchange-traded or contracted in the over-the-counter market. See Note 19 for a discussion of the Company's use of derivative financial instruments and the related accounting and reporting treatment of such instruments.

Income Taxes

The Company and its domestic subsidiaries file a consolidated federal income tax return. The Internal Revenue Code (the "Code") limits the amount of non-life insurance losses that may offset life insurance company taxable income. The Code also imposes an "equity tax" on mutual life insurance companies which, in effect, imputes an additional tax to the Company based on a formula that calculates the difference between stock and mutual life insurance companies' earnings. Effective for the year ended December 31, 2001, the Company, as a stock company, is no longer subject to the equity tax. The provision for income taxes includes an estimate for changes in the total equity tax to be paid for prior years. Subsidiaries operating outside the United States are taxed under applicable foreign statutes.

Deferred income taxes are recognized, based on enacted rates, when assets and liabilities have different values for financial statement and tax reporting purposes. A valuation allowance is recorded to reduce a deferred tax asset to that amount that is expected to be realized.

Demutualization Costs and Expenses

Demutualization costs and expenses include the cost of engaging external accounting, actuarial, investment banking, legal and other consultants to advise the Company, the New Jersey Department of Banking and Insurance and the New York State Insurance Department in the demutualization process and related matters as well as the cost of printing and postage for communications with policyholders and other administrative costs. Demutualization costs and expenses also include $340 million of demutualization consideration payable to former Canadian branch policyholders pertaining to certain policies that Prudential Insurance transferred to London Life Insurance Company in 1996 in connection with the sale of most of its Canadian branch operations. Under the Plan of Reorganization, these policyholders are required to receive demutualization compensation in the form of cash. All demutualization costs and expenses have been recorded in the periods prior to demutualization.

New Accounting Pronouncements

In September 2000, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a replacement of FASB Statement No. 125." The Company has adopted the provisions of SFAS No. 140 relating to transfers and extinguishments of liabilities which are effective for periods occurring after March 31, 2001. The adoption did not have a material effect on the results of operations of the Company.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (continued)

In June 2001, the FASB issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the Company account for all business combinations in the scope of the statement using the purchase method. SFAS No. 142 requires that an intangible asset acquired either individually or with a group of other assets shall initially be recognized and measured based on fair value. An intangible asset with a finite life is amortized over its useful life to the reporting entity; an intangible asset with an indefinite useful life, including goodwill, is not amortized. All indefinite lived intangible assets shall be tested for impairment in accordance with the statement. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001; however, goodwill and intangible assets acquired after June 30, 2001 are subject immediately to the nonamortization and amortization provisions of this statement. The Company has ceased the amortization of goodwill as of January 1, 2002 and believes that the effect of implementing the impairment provisions of this statement will not be material to its results of operations and financial position. Goodwill amounted to $335 million at December 31, 2001 and amortization amounted to $21 million for the year then ended. Goodwill is included in "Other assets."

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 eliminated the requirement that discontinued operations be measured at net realizable value or that entities include losses that have not yet occurred. SFAS No. 144 eliminated the exception to consolidation for a subsidiary for which control is likely to be temporary. SFAS No. 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. An impairment for assets that are not to be disposed of is recognized only if the carrying amounts of long-lived assets are not recoverable and exceed their fair values. Additionally, SFAS No. 144 expands the scope of discontinued operations to include all components of an entity with operations and cash flows that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, its provisions are to be applied prospectively. At the date of adoption of this standard, the impact on results of operations of the Company is not material.

Reclassifications

Certain amounts in prior years have been reclassified to conform to the current year presentation.

3. Discontinued Operations

In December 1998, the Company entered into a definitive agreement to sell its healthcare business to Aetna, Inc. ("Aetna"). The sale was completed on August 6, 1999. The healthcare business is reported as discontinued operations in the accompanying consolidated financial statements. As of December 31, 1998, the measurement date, the Company recorded a loss on disposal of $223 million, net of taxes, which included estimated operating losses of the healthcare business subsequent to December 31, 1998 through the date of the sale, the estimated cost of retained liabilities associated with litigation, as well as estimates of other costs in connection with the disposition of the business. These included facilities closure and systems termination costs, severance and termination benefits, the impact of modifications to pension and benefit plans, payments to Aetna related to the Administrative Services Only business and payments in connection with a medical loss ratio agreement (the "MLR Agreement"). The MLR Agreement provided for payments to Aetna in the event that the medical loss ratios (*i.e.*, incurred medical expense divided by earned premiums) of the sold businesses were less favorable than levels specified in the MLR Agreement for the years 1999 and 2000.

The Company retained all liabilities associated with litigation that existed at August 6, 1999 or commenced within two years of that date with respect to claims that were incurred prior to August 6, 1999. The loss on disposal includes management's best estimate of the cost of the ultimate resolution of such litigation as well as the cost of resolving certain matters pertaining to contractual and regulatory requirements. It is possible that additional adjustments to this estimate may be necessary which might be material to future results of operations of a particular quarterly or annual period.

The loss on disposal was increased in 1999 by $400 million, net of taxes, primarily as a result of higher than anticipated healthcare operating losses prior to the August 6, 1999 closing date and an increase in the Company's estimated obligation under the MLR Agreement. Actual pretax losses of $370 million during that period exceeded the original estimate of $160 million. In 2000, upon the completion of the period covered by the MLR Agreement

Notes to Consolidated Financial Statements

3. Discontinued Operations (continued)

and taking into consideration other costs incurred compared with those estimated in 1998 and 1999, the Company reduced the loss on disposal by $77 million, net of taxes. In 2001, upon the final settlement of the MLR Agreement, the Company reduced the loss on disposal by an additional $16 million, net of taxes.

Pursuant to a coinsurance agreement with Aetna, the Company was required to issue additional policies for new customers in response to proposals made to brokers or customers within six months after the closing date and to renew insurance policies until two years after the closing date. All such additional new and renewal policies were 100% coinsured by Aetna. The purpose of the agreement was to provide for the uninterrupted operation and growth, including renewals of existing policies and issuance of new policies, of the healthcare business that Aetna acquired from Prudential. The operation of the business and the attendant risks, except for the existence of the MLR Agreement, were assumed entirely by Aetna. Consequently, the following amounts pertaining to the agreement had no effect on the Company's results of operations. The Company ceded premiums and benefits of $966 million and $827 million, respectively for the year ended December 31, 2001. Premium and benefits ceded for the year ended December 31, 2000 were $1,872 million and $1,418 million, respectively, and for the period from August 6, 1999 through December 31, 1999 were $896 million and $757 million, respectively. Reinsurance recoverable under this agreement, included in "Other assets," was $202 million at December 31, 2001 and $355 million at December 31, 2000.

4. Capital Markets Restructuring

In the fourth quarter of 2000, Prudential Securities Group Inc. exited the lead-managed equity underwriting for corporate issuers and institutional fixed income businesses. Exiting these businesses resulted in staff reductions of approximately 700 positions, 350 of which were eliminated in 2000 and the remainder in 2001. The positions eliminated included investment bankers, traders, analysts and other professional and support staff. Results for 2000 include a pretax charge of $476 million in connection with the restructuring, which is presented as "Capital markets restructuring." The charge includes $213 million for employee related costs, consisting largely of severance and termination benefits. The charge also includes the write-off of $140 million of goodwill previously recorded in connection with investment banking acquisitions. Remaining charges of $123 million consist of lease termination payments and other facility exit costs, including office equipment and leasehold improvements write-downs, and other related costs. As of December 31, 2001, remaining reserves for capital markets restructuring costs were $28 million. See Note 20 for information pertaining to the operating results of these exited businesses.

5. Acquisition of Kyoei Life Insurance Company, Ltd.

In April 2001, the Company completed the acquisition of Kyoei Life Insurance Co., Ltd. ("Kyoei"), a stock life insurance company located in Japan, which has been accounted for as a purchase. Kyoei was renamed Gibraltar Life Insurance Company, Ltd. ("Gibraltar Life") by the Company concurrent with the acquisition. Gibraltar Life provides financial services throughout Japan. Gibraltar Life primarily offers four types of insurance products: individual insurance, including life and indemnity health coverage; individual annuities; group life insurance; and group annuities. It distributes these products through an agency force and large employer groups. Gibraltar Life also has domestic and foreign subsidiaries, including non-insurance businesses, which are not material to its financial position or results of operations.

On October 20, 2000, Gibraltar Life filed for reorganization under the Reorganization Law of Japan. The Reorganization Law, similar to Chapter 11 of the U.S. Bankruptcy Code, is intended to provide a mechanism for restructuring financially troubled companies by permitting the adjustment of the interests of creditors, shareholders and other interested parties. On October 20, 2000, the Tokyo District Court issued an order generally freezing Gibraltar Life's assets and appointed an interim Trustee who, on October 23, 2000, was appointed as sole Trustee.

On April 2, 2001, the Tokyo District Court issued its official recognition order approving the Reorganization Plan, which was submitted by the Trustee and approved by Gibraltar Life's creditors. The Reorganization Plan became effective immediately upon the issuance of the recognition order, and is binding upon Gibraltar Life, its creditors, including policyholders, its shareholders and other interested parties, whether or not they submitted claims or voted for or against the plan. The Reorganization Plan included the extinguishment of all existing stock for no consideration and the issuance of 1.0 million new shares of common stock. Pursuant to the Reorganization Plan, on April 19, 2001

Notes to Consolidated Financial Statements

5. Acquisition of Kyoei Life Insurance Company, Ltd. (continued)

the Company contributed ¥50 billion ($395 million) in cash to Gibraltar Life's capital and on April 20, 2001 received 100% of Gibraltar Life's newly issued common stock. The Company also provided ¥98 billion ($775 million) to Gibraltar Life in the form of a subordinated loan. On April 23, 2001, the Tokyo District Court declared the reorganization proceedings concluded and dismissed the Trustee. Under the Reorganization Plan, Gibraltar Life was restructured as follows:

- Gibraltar Life was discharged from all financial indebtedness, retaining only liabilities under insurance policies and contracts, certain pension liabilities, liabilities incurred in the ordinary course of business and certain other claims approved by the Trustee. All existing shares of stock were extinguished without consideration.
- Gibraltar Life's in force insurance policies, except for group life, collective term and reinsurance policies, were restructured as follows:

  — The guaranteed interest rate on in force policies was reduced to 1.75%.

  — Except for individual annuities, cash surrender values before surrender charges were reduced by an average of approximately 11%, and maturity values were reduced by 8%. Annuities will be subject to reductions only if they are surrendered.

  — Special surrender charges will be imposed on existing policies.

  — Although participating policies retain their current participating status, it is not anticipated that policy dividends will be paid in the near future.
- In years four and eight following the recognition of the Reorganization Plan by the Tokyo District Court, a special dividend to certain Gibraltar Life policyholders will be payable based on 70% of net realized investment gains, if any, over the Trustee's valuation of real estate and loans, net of transaction costs and taxes. As of December 31, 2001, a liability of $678 million is included in "Policyholders' dividends" for amounts expected to be distributed. The liability is based on the difference between the current estimated fair values of loans and real estate at the date of the Consolidated Statements of Financial Position and the value of such assets included in the Reorganization Plan. The liability will be adjusted as purchase discounts and premiums on loans are accreted and amortized and as changes occur in estimates of fair value of loans and real estate that are expected to have an effect on the ultimate amount to be paid.
- No funds were requested from the Life Insurance Policyholders Protection Corporation of Japan, which is the insurance industry guaranty fund in Japan.

For purposes of inclusion in the Company's consolidated financial statements, Gibraltar Life has adopted a November 30 fiscal year end; therefore, the December 31, 2001 consolidated financial statements include Gibraltar Life's assets and liabilities as of November 30, 2001, and Gibraltar Life's results of operations for the period April 2, 2001 through November 30, 2001. The Company's December 31, 2001 consolidated financial statements include assets and liabilities for Gibraltar Life of $30,238 million and $29,012 million, respectively, and income from continuing operations before income taxes for Gibraltar Life of $238 million. Pro forma information to reflect the acquisition of Gibraltar Life as if it had occurred as of an earlier date has been omitted, as the lack of continuity of operations of Gibraltar Life resulting from the implementation of the Reorganization Plan would render such pro forma information not meaningful.

Notes to Consolidated Financial Statements

6. Investments

Fixed Maturities and Equity Securities

The following tables provide additional information relating to fixed maturities and equity securities (excluding trading account assets) at December 31,

	2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In Millions)			
Fixed maturities available for sale				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 7,900	$ 195	$ 35	$ 8,060
Obligations of U.S. states and their political subdivisions	1,936	65	14	1,987
Foreign government bonds	17,322	330	62	17,590
Corporate securities	75,072	2,810	957	76,925
Mortgage-backed securities	5,234	166	20	5,380
Total fixed maturities available for sale	$107,464	$3,566	$1,088	$109,942
Equity securities available for sale	$ 2,252	$ 230	$ 210	$ 2,272

	2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In Millions)			
Fixed maturities held to maturity				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 2	$ —	$ —	$ 2
Obligations of U.S. states and their political subdivisions	1	—	—	1
Foreign government bonds	106	8	—	114
Corporate securities	265	15	2	278
Total fixed maturities held to maturity	$ 374	$ 23	$ 2	$ 395

	2000			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In Millions)			
Fixed maturities available for sale				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 7,068	$ 358	$ 2	$ 7,424
Obligations of U.S. states and their political subdivisions	3,012	164	3	3,173
Foreign government bonds	4,457	228	38	4,647
Corporate securities	62,066	1,205	1,374	61,897
Mortgage-backed securities	6,512	188	14	6,686
Total fixed maturities available for sale	$ 83,115	$2,143	$1,431	$ 83,827
Equity securities available for sale	$ 2,266	$ 239	$ 188	$ 2,317

	2000			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In Millions)			
Fixed maturities held to maturity				
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 7	$ —	$ —	$ 7
Obligations of U.S. states and their political subdivisions	40	1	1	40
Foreign government bonds	193	13	—	206
Corporate securities	12,208	343	189	12,362
Total fixed maturities held to maturity	$ 12,448	$ 357	$ 190	$ 12,615

Notes to Consolidated Financial Statements

6. Investments (continued)

The amortized cost and estimated fair value of fixed maturities by contractual maturities at December 31, 2001, is shown below:

	Available for Sale		Held to Maturity	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
	(In Millions)		(In Millions)	
Due in one year or less	$ 14,015	$ 14,181	$ 8	$ 8
Due after one year through five years	24,791	25,386	130	140
Due after five years through ten years	28,489	29,053	89	93
Due after ten years	34,935	35,942	147	154
Mortgage-backed securities	5,234	5,380	—	—
Total	$107,464	$109,942	$374	$395

Actual maturities may differ from contractual maturities because issuers have the right to call or prepay obligations.

Proceeds from the repayment of held to maturity fixed maturities during 2001, 2000 and 1999 were $139 million, $3,266 million, and $4,957 million, respectively. Gross gains of $0 million, $8 million, and $73 million were realized on prepayment of held to maturity fixed maturities during 2001, 2000 and 1999, respectively.

Proceeds from the sale of available for sale fixed maturities during 2001, 2000 and 1999 were $84,629 million, $93,653 million and $117,685 million, respectively. Proceeds from the maturity of available for sale fixed maturities during 2001, 2000 and 1999 were $13,521 million, $6,318 million and $5,105 million, respectively. Gross gains of $1,270 million, $909 million and $884 million, and gross losses of $1,136 million, $1,408 million and $1,231 million were realized on sales and prepayments of available for sale fixed maturities during 2001, 2000 and 1999, respectively. Realized losses included $356 million in 2001 resulting from the sale of substantially all of the Company's Enron Corp. holdings.

Write-downs for impairments which were deemed to be other than temporary for fixed maturities were $777 million, $540 million and $266 million, and for equity securities were $238 million, $34 million and $205 million for the years ended 2001, 2000 and 1999, respectively.

Due to the adoption of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," on January 1, 2001, the aggregate amortized cost of the securities transferred to the "available for sale" portfolio was $11,937 million. Unrealized investment gains of $94 million, net of tax, were recorded in "Accumulated other comprehensive income (loss)" at the time of the transfer in 2001.

Notes to Consolidated Financial Statements

6. Investments (continued)

Commercial Loans

The Company's commercial loans were as follows at December 31,

	2001		2000	
	Amount (In Millions)	% of Total	Amount (In Millions)	% of Total
Collateralized loans by property type				
Office buildings	$ 3,553	20.7%	$ 3,727	23.1%
Retail stores	2,058	12.0%	2,465	15.3%
Residential properties	2,184	12.7%	713	4.4%
Apartment complexes	4,209	24.5%	4,455	27.6%
Industrial buildings	2,685	15.7%	2,331	14.4%
Agricultural properties	1,908	11.1%	1,856	11.5%
Other	569	3.3%	597	3.7%
Subtotal of collateralized loans	17,166	100.0%	16,144	100.0%
Valuation allowance	(220)		(225)	
Total collateralized loans	16,946		$15,919	
Uncollateralized loans				
Gibraltar Life uncollateralized loans	3,098			
Valuation allowance	(315)			
Total uncollateralized loans	2,783			
Net carrying value	$19,729			

The commercial loans are geographically dispersed throughout the United States, Canada and Asia with the largest concentrations in Japan (22.7%) and California (20.6%) at December 31, 2001.

Activity in the allowance for losses for all commercial loans, for the years ended December 31, is summarized as follows:

	2001	2000	1999
	(In Millions)		
Allowance for losses, beginning of year	$ 225	$221	$ 427
Allowance on loans acquired from Gibraltar Life	739	—	—
Addition (release) of allowance for losses	(24)	17	(201)
Charge-offs, net of recoveries	(412)	(13)	(5)
Change in foreign exchange	7	—	—
Allowance for losses, end of year	$ 535	$225	$ 221

Impaired commercial loans identified in management's specific review of probable loan losses and the related allowance for losses at December 31, are as follows:

	2001	2000
	(In Millions)	
Impaired commercial loans with allowance for losses	$ 463	$192
Impaired commercial loans with no allowance for losses	243	247
Allowance for losses, end of year	(333)	(35)
Net carrying value of impaired commercial loans	$ 373	$404

Impaired commercial loans with no allowance for losses are loans in which the fair value of the collateral or the net present value of the loans' expected future cash flows equals or exceeds the recorded investment. The average recorded investment in impaired loans before allowance for losses was $1,309 million, $565 million and $884 million for 2001, 2000 and 1999, respectively. Net investment income recognized on these loans totaled $35 million, $37 million and $55 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Notes to Consolidated Financial Statements

6. Investments (continued)

Other Long-term Investments

The Company's "Other long-term investments" include investments in joint ventures and limited partnerships of $2,108 million and $2,391 million at December 31, 2001 and 2000, respectively. These investments include $959 million and $1,363 million in real estate related interests and $1,149 million and $1,028 million in non-real estate related interests at December 31, 2001 and 2000, respectively. The Company's share of net income from such entities was $84 million, $187 million and $217 million for the years ended 2001, 2000 and 1999, respectively, and is reported in "Net investment income."

Summarized combined financial information for joint ventures and limited partnership interests accounted for under the equity method, in which the Company has an investment of $10 million or greater and an equity interest of 10% or greater, is as follows:

	At December 31,	
	2001	2000
	(In Millions)	
STATEMENTS OF FINANCIAL POSITION		
Investments in real estate	$3,603	$3,617
Investments in securities	1,694	1,899
Cash and cash equivalents	87	111
Other assets	208	173
Total assets	$5,592	$5,800
Borrowed funds-third party	$ 598	$ 598
Borrowed funds-Prudential Financial	3	—
Other liabilities	1,399	1,450
Total liabilities	2,000	2,048
Partners' capital	3,592	3,752
Total liabilities and partners' capital	$5,592	$5,800
Equity in partners' capital included above	$ 971	$1,030
Equity in limited partnership interests not included above	1,137	1,361
Carrying value	$2,108	$2,391

	For the years ended December 31,		
	2001	2000	1999
	(In Millions)		
STATEMENTS OF OPERATIONS			
Income of real estate joint ventures	$ 246	$ 257	$ 102
Income of other limited partnership interests	142	256	530
Interest expense-third party	(31)	(31)	(7)
Other expenses	(251)	(226)	(121)
Net earnings	$ 106	$ 256	$ 504
Equity in net earnings included above	$ 37	$ 79	$ 122
Equity in net earnings of limited partnership interests not included above	47	108	95
Total equity in net earnings	$ 84	$ 187	$ 217

"Other long-term investments" also includes investments in the Company's separate accounts of $975 million and $1,077 million, investment real estate of $1,072 million and $239 million which is held through direct ownership and other miscellaneous investments of $1,263 million and $752 million at December 31, 2001 and 2000, respectively. Of the Company's real estate, $146 million and $181 million consist of commercial and agricultural assets held for disposal at December 31, 2001 and 2000, respectively. Impairment losses were $7 million, $0 million and $3 million for the years ended December 31, 2001, 2000 and 1999, respectively, and are included in "Realized investment gains (losses), net."

Notes to Consolidated Financial Statements

6. Investments (continued)

Net Investment Income

Net investment income for the years ended December 31, was from the following sources:

	2001	2000	1999
	(In Millions)		
Fixed maturities available for sale	$ 6,826	$ 5,938	$ 5,602
Fixed maturities held to maturity	12	1,028	1,217
Trading account assets	294	734	622
Equity securities available for sale	45	67	63
Commercial loans	1,432	1,370	1,401
Policy loans	522	478	448
Securities purchased under agreements to resell	11	28	25
Broker-dealer related receivables	513	1,222	976
Short-term investments and cash equivalents	465	683	490
Other investment income	419	479	455
Gross investment income	10,539	12,027	11,299
Less investment expenses	(1,388)	(2,530)	(1,881)
Subtotal	9,151	9,497	9,418
Less amount relating to discontinued operations	—	—	(51)
Net investment income	$ 9,151	$ 9,497	$ 9,367

Based on the carrying value, assets categorized as "non-income producing" at December 31, 2001 included in fixed maturities, equity securities, commercial loans and other long-term investments totaled $47 million, $6 million, $19 million and $33 million, respectively.

Realized Investment Gains (Losses), Net

Realized investment gains (losses), net, for the years ended December 31, were from the following sources:

	2001	2000	1999
	(In Millions)		
Fixed maturities	$(639)	$(1,066)	$(557)
Equity securities available for sale	(245)	450	223
Commercial loans	1	(5)	209
Investment real estate	40	49	106
Joint ventures and limited partnerships	—	124	656
Derivatives	126	165	305
Other	12	(5)	(27)
Subtotal	(705)	(288)	915
Less amount related to discontinued operations	—	—	9
Realized investment gains (losses), net	$(705)	$ (288)	$ 924

The "joint ventures and limited partnerships" category includes net realized investment gains relating to real estate joint ventures' and partnerships' sales of their underlying invested assets, as described more fully in Note 2, "Investments," amounting to $0 million, $91 million and $114 million for the years ended 2001, 2000 and 1999, respectively.

Net Unrealized Investment Gains (Losses)

Net unrealized investment gains and losses on securities available for sale and certain other long-term investments are included in the Consolidated Statements of Financial Position as a component of "Accumulated other comprehensive income (loss)." Changes in these amounts include reclassification adjustments to exclude from "Other comprehensive income (loss)" those items that are included as part of "Net income" for a period that had been part of "Other comprehensive income (loss)" in earlier periods. The amounts for the years ended December 31, are as follows:

Notes to Consolidated Financial Statements

6. Investments (continued)

	Impact of unrealized investment gains (losses) on:				
	Unrealized gains (losses) on investments	Deferred policy acquisition costs	Future policy benefits	Deferred income tax (liability) benefit	Accumulated other comprehensive income (loss) related to net unrealized investment gains (losses)
			(In Millions)		
Balance, December 31, 1998	$ 3,337	$(260)	$(1,095)	$ (710)	$ 1,272
Net investment gains (losses) on investments arising during the period	(5,089)	—	—	1,845	(3,244)
Reclassification adjustment for (gains) losses included in net income	404	—	—	(146)	258
Impact of net unrealized investment (gains) losses on deferred policy acquisition costs	—	566	—	(213)	353
Impact of net unrealized investment (gains) losses on future policy benefits	—	—	1,092	(391)	701
Balance, December 31, 1999	(1,348)	306	(3)	385	(660)
Net investment gains (losses) on investments arising during the period	1,458	—	—	(540)	918
Reclassification adjustment for (gains) losses included in net income	621	—	—	(230)	391
Impact of net unrealized investment (gains) losses on deferred policy acquisition costs	—	(356)	—	132	(224)
Impact of net unrealized investment (gains) losses on future policy benefits	—	—	(101)	35	(66)
Balance, December 31, 2000	731	(50)	(104)	(218)	359
Net investment gains (losses) on investments arising during the period	757	—	—	(284)	473
Reclassification adjustment for (gains) losses included in net income	884	—	—	(332)	552
Impact of net unrealized investment (gains) losses on deferred policy acquisition costs	—	(270)	—	97	(173)
Impact of net unrealized investment (gains) losses on future policy benefits	—	—	27	(10)	17
Balance, December 31, 2001	$ 2,372	$(320)	$ (77)	$ (747)	$ 1,228

The table below presents unrealized gains (losses) on investments by asset class:

	At December 31,		
	2001	2000	1999
	(In Millions)		
Fixed maturities	$2,478	$712	$(2,118)
Equity securities	20	51	733
Other long-term investments	(126)	(32)	37
Unrealized gains (losses) on investments	$2,372	$731	$(1,348)

Securities Pledged, Restricted Assets and Special Deposits

The Company pledges investment securities it owns to unaffiliated parties through certain transactions, including securities lending, securities sold under agreement to repurchase and futures contracts. At December 31, the carrying value of investments pledged to third parties as reported in the Consolidated Statements of Financial Position included the following:

	2001	2000
	(In Millions)	
Fixed maturities available for sale	$18,682	$20,080
Trading account assets	3,379	5,796
Separate account assets	2,659	2,558
Total securities pledged	$24,720	$28,434

Notes to Consolidated Financial Statements

6. Investments (continued)

In the normal course of its business activities, the Company accepts collateral that can be sold or repledged. The primary sources of this collateral are securities in customer accounts, securities purchased under agreements to resell and securities borrowed transactions. At December 31, 2001, the fair value of this collateral was approximately $18,163 million versus $19,329 million in 2000 of which $13,933 million versus $13,099 million in 2000 had either been sold or repledged.

Assets of $2,315 million and $2,538 million at December 31, 2001 and 2000, respectively, were on deposit with governmental authorities or trustees as required by certain insurance laws. Additionally, assets valued at $960 million and $1,227 million at December 31, 2001 and 2000, respectively, were held in voluntary trusts. Of these amounts, $244 million and $470 million at December 31, 2001 and 2000, respectively, related to the multi-state policyholder settlement described in Note 21. The remainder relates to trusts established to fund guaranteed dividends to certain policyholders and to fund certain employee benefits. Assets valued at $158 million and $48 million at December 31, 2001 and 2000, respectively, were pledged as collateral for bank loans and other financing agreements. Letter stock or other securities restricted as to sale amounted to $183 million and $779 million at December 31, 2001 and 2000, respectively. Restricted cash and securities of $1,930 million and $2,196 million at December 31, 2001 and 2000, respectively, were included in "Other assets." The restricted cash represents funds deposited by clients and funds accruing to clients as a result of trades or contracts.

7. Deferred Policy Acquisition Costs

The balances of and changes in deferred policy acquisition costs as of and for the years ended December 31, are as follows:

	2001	2000	1999
		(In Millions)	
Balance, beginning of year	$ 7,063	$ 7,324	$ 6,462
Capitalization of commissions, sales and issue expenses	1,385	1,324	1,333
Amortization	(1,126)	(1,096)	(1,155)
Change in unrealized investment gains and losses	(270)	(356)	566
Foreign currency translation	(184)	(154)	118
Acquisition of subsidiary	—	21	—
Balance, end of year	$ 6,868	$ 7,063	$ 7,324

8. Policyholders' Liabilities

Future Policy Benefits

Future policy benefits at December 31, are as follows:

	2001	2000
	(In Millions)	
Life insurance	$71,276	$53,453
Annuities	14,500	13,398
Other contract liabilities	1,215	1,008
Total future policy benefits	$86,991	$67,859

The Company's participating insurance is included within the Closed Block Business. Participating insurance represented 37% and 40% of domestic individual life insurance in force at December 31, 2001 and 2000, respectively, and 92%, 94% and 95% of domestic individual life insurance premiums for 2001, 2000 and 1999, respectively.

Life insurance liabilities include reserves for death and endowment policy benefits, terminal dividends and certain health benefits. Annuity liabilities include reserves for life contingent immediate annuities and life contingent group annuities. Other contract liabilities primarily consist of unearned premium and benefit reserves for group health products.

Notes to Consolidated Financial Statements

8. Policyholders' Liabilities (continued)

The following table highlights the key assumptions generally utilized in calculating these reserves (excluding consideration of premium deficiency reserves and reserves relating to Gibraltar Life):

Product	Mortality	Interest Rate	Estimation Method
Life insurance	For Closed Block Business, rates guaranteed in calculating cash surrender values; for Financial Services Businesses, based on company experience or standard industry tables established at policy issue (a)	2.3% to 11.3% (b)	Net level premium (a)
Individual annuities	1971 IAM, 1983 IAM and A2000 individual annuity mortality tables with certain modifications based on company experience established at policy issue (a)	3.5% to 13.4% (b)	Present value of expected future payments based on historical experience (a)
Group annuities	1951 and 1983 Group Annuity Mortality Tables with certain modifications based on company experience established at policy issue	4.0% to 17.3%	Present value of expected future payments based on historical experience
Other contract liabilities		2.5% to 11.5%	Present value of expected future payments based on historical experience

(a) Mortality assumptions for life insurance policies and individual annuities relating to Gibraltar Life are established at policy issue based on current Japanese industry tables with certain modifications based on company experience. Reserves for life insurance policies and individual annuities relating to Gibraltar Life are estimated based on the net level premium method and the present value of expected future payments based on historical experience, respectively.

(b) Interest rates used in establishing such reserves relating to Gibraltar Life range from 1.3% to 1.9% for both life insurance and individual annuity liabilities.

Premium deficiency reserves are established, if necessary, when the liability for future policy benefits plus the present value of expected future gross premiums are determined to be insufficient to provide for expected future policy benefits and expenses and to recover any unamortized policy acquisition costs. Premium deficiency reserves have been recorded for the group single premium annuity business, which consists of limited-payment, long duration traditional and non-participating annuities; structured settlements and single premium immediate annuities with life contingencies; and for certain individual health policies. Liabilities of $1,867 million and $2,002 million are included in "Future policy benefits" with respect to these deficiencies at December 31, 2001 and 2000, respectively.

Policyholders' Account Balances

Policyholders' account balances at December 31, are as follows:

	2001	2000
	(In Millions)	
Individual annuities	$ 7,564	$ 5,097
Group annuities	4,035	2,022
Guaranteed investment contracts and guaranteed interest accounts	13,031	12,852
Interest-sensitive life contracts	8,112	3,809
Dividend accumulations and other	10,591	8,942
Policyholders' account balances	$43,333	$32,722

Policyholders' account balances for interest-sensitive life and investment-type contracts represent an accumulation of account deposits plus credited interest less withdrawals, expenses and mortality charges.

Notes to Consolidated Financial Statements

8. Policyholders' Liabilities (continued)

Certain contract provisions that determine the policyholders' account balances are as follows (excluding account balances relating to Gibraltar Life):

Product	Interest Rate	Withdrawal/Surrender Charges
Individual annuities	2.5% to 16.0% (a)	0% to 7% for up to 9 years (b)
Group annuities	2.0% to 13.9% (a)	Contractually limited or subject to market value adjustment (b)
Guaranteed investment contracts and guaranteed interest accounts	3.0% to 15.4%	Generally, subject to market value withdrawal provisions for any funds withdrawn other than for benefit responsive and contractual payments
Interest-sensitive life contracts	1.5% to 12.4% (a)	Various up to 10 years (c)
Dividend accumulations and other	2.0% to 11.5% (a)	Generally, not subject to withdrawal/surrender charges, except for certain contracts where withdrawal/surrender is limited or subject to a market value adjustment (b)

(a) Account balances relating to Gibraltar Life contain interest crediting rates of 0.5% to 1.8% for individual annuities, 1.5% for group annuities, 0.5% to 1.5% for interest-sensitive life contracts, and 0.5% for dividend accumulations and other contracts.

(b) Individual and group annuity account balances relating to Gibraltar Life are subject to withdrawal/surrender charges which decline from 15% to 0% over 8 years.

(c) Account balances of interest-sensitive life contracts relating to Gibraltar Life are subject to various withdrawal/surrender charges up to 10 years.

Unpaid Claims and Claim Adjustment Expenses

The following table provides a reconciliation of the activity in the liability for unpaid claims and claim adjustment expenses for property and casualty insurance, which includes the Company's Property and Casualty Insurance segment, as well as the Company's wind-down commercial lines business, primarily environmental and asbestos-related claims, and accident and health insurance at December 31:

	2001		2000		1999	
	Accident and Health	Property and Casualty	Accident and Health	Property and Casualty	Accident and Health	Property and Casualty
			(In Millions)			
Balance at January 1	$1,701	$1,848	$1,735	$2,409	$2,307	$2,716
Less reinsurance recoverables, net	246	608	378	451	50	533
Net balance at January 1	1,455	1,240	1,357	1,958	2,257	2,183
Incurred related to:						
Current year	632	1,440	537	1,271	4,218	1,249
Prior years	(45)	(113)	(22)	(150)	(73)	(54)
Total incurred	587	1,327	515	1,121	4,145	1,195
Paid related to:						
Current year	219	932	152	842	3,206	700
Prior years	312	553	265	634	874	720
Total paid	531	1,485	417	1,476	4,080	1,420
Acquisitions (dispositions) (a)	15	—	—	(363)	(965)	—
Net balance at December 31	1,526	1,082	1,455	1,240	1,357	1,958
Plus reinsurance recoverables, net	129	671	246	608	378	451
Balance at December 31	$1,655	$1,753	$1,701	$1,848	$1,735	$2,409

(a) The 2001 accident and health increase relates to the acquisition of Gibraltar Life. The reduction in the 2000 property and casualty balance is primarily attributable to the sale of Gibraltar Casualty Company; the 1999 accident and health reduction relates to the sale of Prudential's healthcare business.

Notes to Consolidated Financial Statements

8. Policyholders' Liabilities (continued)

The accident and health reinsurance recoverable balance at December 31, 2001, 2000 and 1999 includes $117 million, $239 million and $371 million, respectively, attributable to the Company's discontinued healthcare business. The accident and health balance at January 1, 1999 includes $1,026 million attributable to the Company's discontinued healthcare business.

The unpaid claims and claim adjustment expenses presented above include estimates for liabilities associated with reported claims and for incurred but not reported claims based, in part, on the Company's experience. Changes in the estimated cost to settle unpaid claims are charged or credited to the Consolidated Statements of Operations periodically as the estimates are revised. Accident and health unpaid claims liabilities are discounted using interest rates ranging from 3.5% to 7.5%.

The amounts incurred for claims and claim adjustment expenses for property and casualty related to prior years were primarily driven by lower than anticipated losses for the auto line of business. The amounts incurred for claims and claim adjustment expenses for accident and health related to prior years were primarily due to improved long-term disability claim termination experience.

9. Closed Block

Effective with demutualization, the Company adopted the American Institute of Certified Public Accountants Statement of Position ("SOP") 00-3, "Accounting by Insurance Enterprises for Demutualizations and Formations of Mutual Insurance Holding Companies and For Certain Long-Duration Participating Contracts." SOP 00-3 addresses financial statement presentation and accounting for certain participating policies after demutualization, accounting for demutualization expenses, and accounting for retained earnings and other comprehensive income at the date of demutualization.

On the date of demutualization, Prudential Insurance established a Closed Block for certain individual life insurance policies and annuities issued by Prudential Insurance in the United States. The Closed Block forms the principal component of the Closed Block Business. For a discussion of the Closed Block Business see Note 20. The Company established a separate closed block for participating individual life insurance policies issued by the Canadian branch of Prudential Insurance. Because of the substantially smaller number of outstanding Canadian policies, this separate closed block is insignificant in size and is not included in the information presented below.

The policies included in the Closed Block are specified individual life insurance policies and individual annuity contracts that were in force on the effective date of the Plan of Reorganization and for which Prudential Insurance is currently paying or expects to pay experience-based policy dividends. Assets have been allocated to the Closed Block in an amount that has been determined to produce cash flows which, together with revenues from policies included in the Closed Block, are expected to be sufficient to support obligations and liabilities relating to these policies, including provision for payment of benefits, certain expenses, and taxes and to provide for continuation of the policyholder dividend scales in effect in 2000, assuming experience underlying such scales continues. To the extent that, over time, cash flows from the assets allocated to the Closed Block and claims and other experience related to the Closed Block are, in the aggregate, more or less favorable than what was assumed when the Closed Block was established, total dividends paid to Closed Block policyholders in the future may be greater than or less than the total dividends that would have been paid to these policyholders if the policyholder dividend scales in effect in 2000 had been continued. Any cash flows in excess of amounts assumed will be available for distribution over time to Closed Block policyholders and will not be available to stockholders. If the Closed Block has insufficient funds to make guaranteed policy benefit payments, such payments will be made from assets outside of the Closed Block. The Closed Block will continue in effect as long as any policy in the Closed Block remains in force unless, with the consent of the New Jersey insurance regulator, it is terminated earlier.

The recorded assets and liabilities were allocated to the Closed Block at their historical carrying amounts. The excess of Closed Block Liabilities over Closed Block Assets at the effective date of the demutualization (adjusted to eliminate the impact of related amounts in "Accumulated other comprehensive income (loss)") represents the estimated maximum future earnings from the Closed Block expected to result from operations attributed to the Closed Block after income taxes. As required by SOP 00-3, the Company developed an actuarial calculation of the

Notes to Consolidated Financial Statements

9. Closed Block (continued)

timing of such maximum future earnings. If actual cumulative earnings in any given period are greater than the expected cumulative earnings, only the expected earnings will be recognized in income. Any excess of actual cumulative earnings over expected cumulative earnings will represent undistributed accumulated earnings attributable to policyholders and will be recorded as a policyholder dividend obligation to be paid to Closed Block policyholders as an additional policyholder dividend unless otherwise offset by future Closed Block performance that is less favorable than originally expected. As of December 31, 2001, no such additional policyholder dividends were recorded. If over such period, the actual cumulative earnings of the Closed Block are less than the expected cumulative earnings of the Closed Block, the Company will recognize only the actual earnings in income. However, the Company may change policyholder dividend scales in the future, which would be intended to increase future actual earnings until the actual cumulative earnings equal the expected cumulative earnings.

On November 13, 2001, Prudential Insurance's Board of Directors acted to reduce dividends, effective January 1, 2002, on Closed Block policies to reflect unfavorable investment experience that has emerged since July 1, 2000, the date the Closed Block was originally funded. This action resulted in a $104 million reduction of the liability for policyholder dividends recognized in the year ended December 31, 2001.

Closed Block Liabilities and Assets designated to the Closed Block at December 31, 2001, as well as maximum future earnings to be recognized from Closed Block Liabilities and Closed Block Assets, are as follows:

Closed Block Liabilities and Closed Block Assets	**December 31, 2001**
	(In Millions)
Closed Block Liabilities	
Future policy benefits	$47,239
Policyholders' dividends payable	1,171
Policyholders' account balances	5,389
Other Closed Block liabilities	4,603
Total Closed Block Liabilities	$58,402
Closed Block Assets	
Total investments	$52,492
Cash	1,810
Accrued investment income	716
Other Closed Block assets	635
Total Closed Block Assets	$55,653
Excess of reported Closed Block Liabilities over Closed Block Assets	$ 2,749
Portion of above representing other comprehensive income	792
Maximum future earnings to be recognized from Closed Block Assets and Closed Block Liabilities	$ 3,541

Notes to Consolidated Financial Statements

9. Closed Block (continued)

Closed Block revenues and benefits and expenses for the period from the date of demutualization through December 31, 2001 were as follows:

Closed Block Revenues and Benefits and Expenses	December 18, 2001 through December 31, 2001
	(In Millions)
Revenues	
Premiums	$293
Net investment income	129
Realized investment gains, net	24
Other income	3
Total Closed Block revenues	449
Benefits and Expenses	
Policyholders' benefits	288
Interest credited to policyholders' account balances	5
Dividends to policyholders	100
General and administrative expense charge	33
Total Closed Block benefits and expenses	426
Closed Block benefits and expenses, net of Closed Block revenues before income taxes	23
Income taxes	2
Closed Block benefits and expenses, net of Closed Block revenues and income taxes	$ 21

10. Reinsurance

The Company participates in reinsurance in order to provide additional capacity for future growth and limit the maximum net loss potential arising from large risks. Life reinsurance is accomplished through various plans of reinsurance, primarily yearly renewable term and coinsurance. Property and casualty reinsurance is placed on a pro-rata basis and excess of loss, including stop loss, basis. Reinsurance ceded arrangements do not discharge the Company as the primary insurer. Ceded balances would represent a liability of the Company in the event the reinsurers were unable to meet their obligations to the Company under the terms of the reinsurance agreements. Reinsurance premiums, commissions, expense reimbursements, benefits and reserves related to reinsured long-duration contracts are accounted for over the life of the underlying reinsured contracts using assumptions consistent with those used to account for the underlying contracts. The cost of reinsurance related to short-duration contracts is accounted for over the reinsurance contract period. Amounts recoverable from reinsurers, for both short and long-duration reinsurance arrangements, are estimated in a manner consistent with the claim liabilities and policy benefits associated with the reinsured policies.

The tables presented below exclude amounts pertaining to the Company's discontinued healthcare operations. See Note 3 for a discussion of the Company's coinsurance agreement with Aetna.

Reinsurance amounts included in the Consolidated Statements of Operations for the years ended December 31, were as follows:

	2001	2000	1999
		(In Millions)	
Direct premiums	$13,066	$10,686	$10,121
Reinsurance assumed	95	86	66
Reinsurance ceded	(684)	(591)	(659)
Premiums	$12,477	$10,181	$ 9,528
Policyholders' benefits ceded	$ 845	$ 642	$ 483

Notes to Consolidated Financial Statements

10. Reinsurance (continued)

Reinsurance recoverables, included in "Other assets" at December 31, were as follows:

	2001	2000
	(In Millions)	
Life insurance	$ 795	$ 674
Property and casualty	694	628
Other reinsurance	82	76
Total reinsurance recoverable	$1,571	$1,378

Three major reinsurance companies account for approximately 48% of the reinsurance recoverable at December 31, 2001. The Company periodically reviews the financial condition of its reinsurers and amounts recoverable therefrom in order to minimize its exposure to loss from reinsurer insolvencies, recording an allowance when necessary for uncollectible reinsurance.

11. Short-term and Long-term Debt

Short-term Debt

Short-term debt at December 31, is as follows:

	2001	2000
	(In Millions)	
Commercial paper	$3,182	$ 7,686
Notes payable	1,469	2,728
Current portion of long-term debt	754	717
Total short-term debt	$5,405	$11,131

The weighted average interest rate on outstanding short-term debt, excluding the current portion of long-term debt, was approximately 3.9% and 6.4% at December 31, 2001 and 2000, respectively.

At December 31, 2001, the Company had $4,215 million in committed lines of credit from numerous financial institutions, all of which were unused. These lines of credit generally have terms ranging from one to five years.

The Company issues commercial paper primarily to manage operating cash flows and existing commitments, meet working capital needs and take advantage of current investment opportunities. At December 31, 2001 and 2000, a portion of commercial paper borrowings were supported by $4,000 million and $3,500 million of the Company's existing lines of credit, respectively. At December 31, 2001 and 2000, the weighted average maturity of commercial paper outstanding was 21 and 25 days, respectively.

Notes to Consolidated Financial Statements

11. Short-term and Long-term Debt (continued)

Long-term Debt

Long-term debt at December 31, is as follows:

Description	Maturity Dates	Rate	2001	2000
			(In Millions)	
Prudential Holdings, LLC notes (the "IHC debt")				
Series A	2017 (a)	(b)	$ 333	$ —
Series B	2023 (a)	7.245%	777	—
Series C	2023 (a)	8.695%	640	—
Fixed rate notes				
U.S. Dollar	2002-2035	5.97%-15.00%	1,147	758
Japanese Yen	2010	(c)	348	—
Floating rate notes ("FRNs")				
U.S. Dollar	2002-2035	(d)	975	640
Canadian Dollar	2003	(e)	80	96
Japanese Yen	2010	(f)	15	—
Great Britain Pound	2002	(g)	—	20
Surplus notes	2003-2025	6.875%-8.30%	989	988
Total long-term debt			$5,304	$2,502

(a) Annual scheduled repayments of principal for the Series A and Series C notes begin in 2013. Annual scheduled repayments of principal for the Series B notes begin in 2018.

(b) The interest rate on the Series A notes is a floating rate equal to LIBOR plus 0.875% per year. The interest rate in 2001 was 2.74%.

(c) The interest rate on the Japanese Yen denominated fixed rate note is 2.2% through 2008 at which time it becomes a floating rate note.

(d) The interest rates on the U.S. dollar denominated FRNs are generally based on rates such as LIBOR, Constant Maturity Treasury and the Federal Funds Rate. Interest rates on the U.S. dollar denominated FRNs ranged from 2.07% to 9.42% in 2001 and 5.99% to 7.08% in 2000. The 2000 interest rate range excludes a $29 million S&P 500 index linked note which had an interest rate range of 0.10% to 0.46%.

(e) The interest rate on the Canadian Dollar denominated FRN is based on the Canadian Bankers Acceptances Rate (CADBA) less 0.30%. This note has a contractual floor of 6.00% with a contractual cap of 9.125%. This rate ranged from 6.00% to 6.84% and 6.12% to 6.84% in 2001 and 2000, respectively.

(f) The interest rate on the Japanese Yen denominated FRN is based on the Yen LIBOR plus 1.20%. The interest rate in 2001 was 1.32%.

(g) The interest rate on the Great Britain Pound denominated FRN was based on the three month Sterling LIBOR plus 0.10% per year. This rate ranged from 6.22% to 6.89% in 2000.

Several long-term debt agreements have restrictive covenants related to the total amount of debt, net tangible assets and other matters. At December 31, 2001 and 2000, the Company was in compliance with all debt covenants.

Payment of interest and principal on the surplus notes issued after 1993, of which $690 million and $689 million were outstanding at December 31, 2001 and 2000, respectively, may be made only with the prior approval of the Commissioner of Banking and Insurance of the State of New Jersey ("the Commissioner"). The Commissioner could prohibit the payment of the interest and principal on the surplus notes if certain statutory capital requirements are not met. At December 31, 2001, the Company has met these statutory capital requirements.

In order to modify exposure to interest rate and currency exchange rate movements, the Company utilizes derivative instruments, primarily interest rate swaps, in conjunction with some of its debt issues. The effect of these derivative instruments is included in the calculation of the interest expense on the associated debt, and as a result, the effective interest rates on the debt may differ from the rates reflected in the tables above. Floating rates are determined by contractual formulas and may be subject to certain minimum or maximum rates. See Note 19 for additional information on the Company's use of derivative instruments.

Interest expense for short-term and long-term debt was $647 million, $1,056 million, and $863 million, for the years ended December 31, 2001, 2000, and 1999, respectively. Securities business related interest expense of $287 million, $456 million and $312 million for the years ended December 31, 2001, 2000 and 1999, respectively, is included in "Net investment income."

Notes to Consolidated Financial Statements

11. Short-term and Long-term Debt (continued)

Prudential Holdings, LLC Notes

On the date of demutualization, Prudential Holdings, LLC ("PHLLC"), a wholly owned subsidiary of Prudential Financial, issued $1.75 billion in senior secured notes (the "IHC debt"). PHLLC owns the capital stock of Prudential Insurance and does not have any operating businesses of its own. The IHC debt represents senior secured obligations of PHLLC with limited recourse; neither Prudential Financial, Prudential Insurance nor any other affiliate of PHLLC is an obligor or guarantor on the IHC debt. The IHC debt is collateralized by 14% of the outstanding common stock of Prudential Insurance and other items specified in the indenture, primarily the "debt coverage service account" discussed below.

PHLLC's ability to meet its obligations under the IHC debt is dependent principally upon sufficient available funds being generated by the Closed Block Business and the ability of Prudential Insurance, the sole direct subsidiary of PHLLC, to dividend such funds to PHLLC. The payment of scheduled principal and interest on the Series A notes and the Series B notes is insured by a financial guarantee insurance policy. The payment of principal and interest on the Series C notes is not insured. The IHC debt is redeemable prior to its stated maturity at the option of PHLLC and, in the event of certain circumstances, the IHC debt bond insurer can require PHLLC to redeem the IHC debt.

Net proceeds from the IHC debt amounted to $1,727 million. The majority of the net proceeds, or $1,218 million, was distributed to Prudential Financial through a dividend on the date of demutualization for use in the Financial Services Businesses. Net proceeds of $437 million were deposited to a restricted account within PHLLC. This restricted account, referred to as the "debt service coverage account," constitutes additional collateral for the IHC debt and is maintained in the Financial Services Businesses. The remainder of the net proceeds, or $72 million, was used to purchase a guaranteed investment contract to fund a portion of the financial guarantee insurance premium related to the IHC debt.

Summarized consolidated financial data for Prudential Holdings, LLC is presented below. Amounts include results of operations and cash flows of Prudential Insurance prior to the date of demutualization.

	(In Millions)
Consolidated Statement of Financial Position data at December 31, 2001:	
Total assets	$220,585
Total liabilities	$205,994
Total equity	$ 14,591
Total liabilities and equity	$220,585
Consolidated Statement of Operations data for the year ended December 31, 2001:	
Total revenues	$ 27,168
Total benefits and expenses	$ 27,395
Loss from continuing operations	$ (227)
Net loss	$ (151)
Consolidated Statement of Cash Flows data for the year ended December 31, 2001:	
Cash flows used in operating activities	$ 5,240
Cash flows from investing activities	$ 7,401
Cash flows used in financing activities	$(13,730)
Net decrease in cash and cash equivalents	$ (1,089)

Prudential Financial is a holding company and is a legal entity separate and distinct from its subsidiaries. The rights of Prudential Financial to participate in any distribution of assets of any subsidiary, including upon its liquidation or reorganization, are subject to the prior claims of creditors of that subsidiary, except to the extent that Prudential Financial may itself be a creditor of that subsidiary and its claims are recognized. PHLLC and its subsidiaries have entered into covenants and arrangements in connection with the issuance of the IHC debt which are intended to confirm their separate, "bankruptcy-remote" status, by assuring that the assets of PHLLC and its subsidiaries are not available to creditors of Prudential Financial or its other subsidiaries, except and to the extent that Prudential Financial and its other subsidiaries are, as shareholders or creditors of PHLLC and its subsidiaries, entitled to those assets.

At December 31, 2001, the Company was in compliance with all IHC debt covenants.

Notes to Consolidated Financial Statements

12. Equity Security Units

On the date of demutualization, Prudential Financial issued 13,800,000 6.75% equity security units (the "Units") to the public at an offering price of $50 per Unit for gross proceeds of $690 million. The Units are traded on the New York Stock Exchange under the symbol "PFA." Each Unit has a stated amount of $50 and initially consists of (1) a contract requiring the holder to purchase (the "purchase contract"), for $50, shares of Common Stock of Prudential Financial on November 15, 2004 (the "settlement date"), and (2) a redeemable capital security of Prudential Financial Capital Trust I (the "Trust"), a statutory business trust created under Delaware law, with a stated liquidation amount of $50. The redeemable capital securities are initially pledged to secure the obligations of the Unit holders to purchase Common Stock under the purchase contracts. The number of shares of Common Stock that will be received upon settlement of the purchase contracts (the "settlement rate") will be based upon the "applicable market value" of the Common Stock. The "applicable market value" means the average of the closing price per share of Common Stock on each of the twenty consecutive trading days ending on the third trading day preceding the settlement date. If the "applicable market value" of the Common Stock is equal to or greater than $34.10, then the settlement rate will be 1.47 shares of Common Stock per purchase contract. If the "applicable market value" of the Common Stock is less than or equal to $27.50, then the settlement rate will be 1.82 shares of Common Stock per purchase contract. If the "applicable market value" of the Common Stock is greater than $27.50 but less than $34.10, the settlement rate will be equal to $50 divided by the "applicable market value" of Common Stock per purchase contract.

At the time of issuance of the Units by Prudential Financial, the Trust also issued 426,805 shares of common securities to Prudential Financial at a price of $50 per common security for gross proceeds of $21 million. The combined proceeds to the Trust from the issuances of the redeemable capital securities and the common securities (collectively, the "Trust securities"), or $711 million, were invested by the Trust in $711 million aggregate principal amount 5.34% debentures of Prudential Financial maturing on November 15, 2006. The interest rate payable on the debentures will be reset to, and at the time of, any reset to the distribution rate on the redeemable capital securities as noted below. Prudential Financial may defer interest payments on the debentures; however, the payments cannot be deferred beyond the maturity date of the debentures of November 15, 2006. Upon repayment of the debentures by Prudential Financial to the Trust on their maturity date, the Trust will use the cash proceeds, after satisfaction of any liabilities to creditors of the Trust, to repay the redeemable capital securities at their aggregate stated liquidation amount plus any accrued and unpaid distributions. The Trust may not redeem the redeemable capital securities at any other time, for any reason or under any other circumstances. The debentures represent the sole assets of the Trust and the redeemable capital securities and common securities represent an undivided beneficial ownership interest in the assets of the Trust. The redeemable capital securities rank equally with the common securities except that, in the event of default by Prudential Financial on the debentures, the redeemable capital securities become senior to the common securities. The debentures are unsecured obligations of Prudential Financial and rank equally in right of payment to all other senior unsecured debt of Prudential Financial. Prudential Financial is dependent on dividends and other distributions from its subsidiaries in order to make the principal and interest payments on the debentures.

Holders of the purchase contracts receive, from Prudential Financial, quarterly contract fee payments at an annual rate of 1.41% of the stated rate of $50 per purchase contract through and including the settlement date. Prudential Financial has the option to defer contract fee payments on the purchase contracts; however, the payments cannot be deferred beyond the settlement date. Holders of the redeemable capital securities receive, from the Trust, quarterly cumulative cash distributions at an annual rate of 5.34% of the stated liquidation amount of $50 per redeemable capital security through and including August 15, 2004. The quarterly distribution rate on the redeemable capital securities may be reset, in conjunction with a planned remarketing of the redeemable capital securities on August 15, 2004, effective for distributions and interest accrued from August 16, 2004 to November 15, 2006. If Prudential Financial defers interest payments on the debentures as noted above, the Trust will also defer distributions on the Trust securities. During any period in which payments are deferred on the purchase contracts or on the debentures and Trust securities, Prudential Financial cannot declare or pay any dividends or distributions on its capital stock, other than the Class B stock, or make certain other payments relating to the capital stock, other than the Class B Stock, and debt of the Company that is equal to or junior to the debentures.

Prudential Financial has irrevocably guaranteed, on a senior and unsecured basis, distributions on and the stated liquidation amount of the redeemable capital securities to the extent of available Trust funds. The guarantee is

Notes to Consolidated Financial Statements

12. Equity Security Units (continued)

unsecured and ranks equally in right of payment to all other senior unsecured debt of Prudential Financial. Prudential Financial currently has no outstanding secured or other debt that would rank senior to this guarantee; however, Prudential Financial's guarantee is effectively junior to the debt and other liabilities of its subsidiaries.

The financial statements of the Trust have been consolidated within the financial statements of the Company. Accordingly, the investment in the common securities of the Trust by Prudential Financial and the investment in the debentures of Prudential Financial by the Trust have been eliminated in consolidation and the redeemable capital securities, to which the entire gross proceeds of $690 million from the issuance of the Units have been allocated, are reported as "Guaranteed minority interest in Trust holding solely debentures of Parent." Distributions on the redeemable capital securities are reported as a charge to minority interest, which is included within "General and administrative expenses." The present value of the sum of the contract fee payments on the purchase contracts of $26 million has been recorded as a charge directly to equity with a corresponding credit to liabilities. The contract fee payments are allocated to the liability established and interest expense as the payments are made. Issuance costs incurred in connection with the offering of the Units, which have been paid by Prudential Financial, amounted to $27 million and are included in "Other assets." The issuance costs are being amortized over the life of the redeemable capital securities.

13. Stockholders' Equity

Preferred Stock

Prudential Financial adopted a shareholder rights plan (the "rights plan") under which each outstanding share of Common Stock is coupled with a shareholder right. The rights plan is not applicable to any Class B Stock. Each right initially entitles the holder to purchase one one-thousandth of a share of a series of Prudential Financial preferred stock upon payment of the exercise price. At the time of the demutualization, the Board of Directors of Prudential Financial determined that the initial exercise price per right is $110, subject to adjustment from time to time as provided in the rights plan. There is no preferred stock outstanding at December 31, 2001.

Common Stock and Class B Stock

On the date of demutualization, Prudential Financial completed an initial public offering of 110.0 million shares of its Common Stock at an initial public offering price of $27.50 per share. The shares of Common Stock issued in the offerings were in addition to 457.1 million shares of Common Stock the Company distributed to policyholders as part of the demutualization. On December 21, 2001, Prudential Financial issued an additional 16.5 million shares of Common Stock at an offering price of $27.50 per share as a result of the exercise of the over-allotment option granted to underwriters in the initial public offering. The Common Stock is traded on the New York Stock Exchange under the symbol "PRU." Also on the date of demutualization, Prudential Financial completed the sale, through a private placement, of 2.0 million shares of Class B Stock at a price of $87.50 per share. The Class B Stock is a separate class of common stock which is not publicly traded.

Holders of Common Stock have no interest in a legal entity representing the Financial Services Businesses and holders of the Class B Stock have no interest in a legal entity representing the Closed Block Business and holders of each class of common stock are subject to all of the risks associated with an investment in the Company.

In the event of a liquidation, dissolution or winding-up of the Company, holders of Common Stock and holders of Class B Stock would be entitled to receive a proportionate share of the net assets of the Company that remain after paying all liabilities and the liquidation preferences of any preferred stock.

On January 22, 2002, Prudential Financial's Board of Directors authorized the repurchase of up to $1 billion of the outstanding Common Stock over an unspecified period of time.

Dividend Restrictions

Prudential Financial's principal sources of funds to meet its obligations, including the payment of shareholder dividends and operating expenses, will be dividends and interest from its subsidiaries. The regulated insurance, broker-dealer and various other subsidiaries are subject to regulatory limitations on their payment of dividends and other transfers of funds to Prudential Financial.

Notes to Consolidated Financial Statements

13. Stockholders' Equity (continued)

New Jersey insurance law provides that dividends or distributions may be declared or paid by Prudential Insurance without prior regulatory approval only from unassigned surplus, as determined pursuant to statutory accounting principles, less unrealized capital gains and certain other adjustments. In connection with the demutualization, unassigned surplus was reduced to zero, thereby limiting Prudential Insurance's ability to pay a dividend in 2002 primarily to the amount of its statutory net gain from operations, not including realized investment gains, for the period from December 18, 2001 through December 31, 2001. In addition, Prudential Insurance must obtain prior non-disapproval from the New Jersey insurance regulator before paying a dividend if the dividend, together with other dividends or distributions made within the preceding twelve months, would exceed the greater of 10% of Prudential Insurance's surplus as of the preceding December 31 or its net gain from operations for the twelve month period ending on the preceding December 31.

The laws regulating dividends of Prudential Financial's other insurance subsidiaries domiciled in other states are similar, but not identical, to New Jersey's. In addition, the net capital rules to which the broker-dealer subsidiaries are subject may limit their ability to pay dividends to Prudential Financial. The laws of foreign countries may also limit the ability of our insurance and other subsidiaries organized in those countries to pay dividends to Prudential Financial.

The declaration and payment of dividends on the Common Stock depends primarily upon the financial condition, results of operations, cash requirements, future prospects and other factors relating to the Financial Services Businesses. Dividends declared and paid on the Common Stock do not depend upon and are not affected by the financial performance of the Closed Block Business, unless the Closed Block Business is in financial distress. Dividends declared and paid on the Common Stock are not affected by decisions with respect to dividend payments on the Class B Stock except as indicated in the following paragraph. Furthermore, dividends on the Common Stock are limited to both the amount that is legally available for payment under New Jersey corporate law if the Financial Services Businesses were treated as a separate corporation thereunder and the amount that is legally available for payment under New Jersey corporate law on a consolidated basis after taking into account dividends on the Class B Stock.

The declaration and payment of dividends on the Class B Stock depends upon the financial performance of the Closed Block Business and, as the Closed Block matures, the holders of the Class B Stock will receive the surplus of the Closed Block Business no longer required to support the Closed Block for regulatory purposes. Dividends on the Class B Stock are payable in an aggregate amount per year at least equal to the lesser of (1) a Target Dividend Amount of $19.25 million or (2) the CB Distributable Cash Flow for such year, which is a measure of the net cash flows of the Closed Block Business. Notwithstanding this formula, as with any common stock, Prudential Financial will retain the flexibility to suspend dividends on the Class B Stock; however, if CB Distributable Cash Flow exists and Prudential Financial chooses not to pay dividends on the Class B Stock in an aggregate amount at least equal to the lesser of the CB Distributable Cash Flow or the Target Dividend Amount for that period, then cash dividends cannot be paid on the Common Stock with respect to such period.

Stock Conversion Rights of the Class B Stock

Prudential Financial may, at its option, at any time, exchange all outstanding shares of Class B Stock into such number of shares of Common Stock as have an aggregate average market value equal to 120% of the appraised fair market value of the outstanding shares of Class B Stock.

Holders of Class B Stock will be permitted to convert their shares of Class B Stock into such number of shares of Common Stock as have an aggregate average market value equal to 100% of the appraised fair market value of the outstanding shares of Class B Stock (1) in the holder's sole discretion, beginning in the year 2016, and (2) at any time in the event that (a) the Class B Stock will no longer be treated as equity of Prudential Financial for federal income tax purposes or (b) the New Jersey Department of Banking and Insurance amends, alters, changes or modifies the regulation of the Closed Block, the Closed Block Business, the Class B Stock or the IHC debt in a manner that materially adversely affects the CB Distributable Cash Flow; provided, however, that in no event may a holder of Class B Stock convert shares of Class B Stock to the extent such holder immediately upon such

Notes to Consolidated Financial Statements

13. Stockholders' Equity (continued)

conversion, together with its affiliates, would be the beneficial owner (as defined under the Securities Exchange Act of 1934) of in excess of 9.9% of the total outstanding voting power of Prudential Financial's voting securities. In the event a holder of shares of Class B Stock requests to convert shares pursuant to clause (2)(a) in the preceding sentence, Prudential Financial may elect, instead of effecting such conversion, to increase the Target Dividend Amount to $12.6875 per share per annum retroactively from the time of issuance of the Class B Stock.

Statutory Net Income and Surplus

Prudential Financial's insurance subsidiaries are required to prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the insurance department of the state of domicile. Statutory accounting practices primarily differ from GAAP by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions as well as valuing investments and certain assets and accounting for deferred taxes on a different basis. Statutory net income (loss) of Prudential Insurance amounted to $(896) million, $149 million and $333 million for the years ended December 31, 2001, 2000 and 1999, respectively. Statutory surplus of Prudential Insurance amounted to $6,420 million and $8,640 million at December 31, 2001 and 2000, respectively.

14. Earnings Per Share

The Company has outstanding two separate classes of common stock. The Common Stock reflects the performance of the Financial Services Businesses, while the Class B Stock reflects the performance of the Closed Block Business. Accordingly, earnings per share is calculated separately for each of these two classes of common stock. Earnings per share amounts are based on the earnings available to common stockholders for the period subsequent to the date of demutualization.

Net income for the Financial Services Businesses and the Closed Block Business is determined in accordance with GAAP and includes general and administrative expenses charged to each of the respective businesses based on the Company's methodology for the allocation of such expenses. The net income of each business is modified for cash flows between the Financial Services Businesses and the Closed Block Business related to administrative expenses, which are determined by a policy servicing fee arrangement that is based upon insurance in force and statutory cash premiums. To the extent actual administrative expenses vary from these cash flow amounts, the differences will be recorded, on an after tax basis, as direct equity adjustments to the respective equity balances of each business. The direct equity adjustments are used to adjust net income to determine the earnings available to each of the classes of common stockholders for earnings per share purposes.

The Financial Services Businesses will bear any expenses and liabilities from litigation affecting the Closed Block policies as well as the consequences of certain adverse tax determinations. In addition, in the year ended December 31, 2001 during the period prior to demutualization, a reserve of $144 million was recorded in the Traditional Participating Products segment for death and other benefits and related expenses due with respect to policies for which the Company has not received a death claim but where death has occurred. Upon demutualization, $134 million of this reserve became a liability of the Financial Services Businesses and any subsequent changes in this reserve will be included in the results of the Financial Services Businesses.

Common Stock

The purchase contracts (see Note 12) are reflected in the diluted earnings per share calculation using the treasury stock method. Under this method, the number of shares of Common Stock used in calculating earnings per share for any period are deemed to be increased by the excess, if any, of the number of shares that would be required to be issued upon settlement of the purchase contracts over the number of shares that could be purchased in the market, at the average market price during that period, using the proceeds that would be required to be paid upon settlement. Consequently, the purchase contracts are dilutive to earnings per share when the average market price of the Common Stock is above $34.10.

Notes to Consolidated Financial Statements

14. Earnings Per Share (continued)

A reconciliation of the numerators and denominators of the basic and diluted per share computations is as follows:

	December 18, 2001 through December 31, 2001		
	Income (In Millions)	Shares	Per Share Amount
Basic earnings per share			
Net income attributable to the Financial Services Businesses available to holders of Common Stock	$38	580,047,053	$0.07
Effect of dilutive securities			
Stock options		780,337	
Diluted earnings per share			
Net income attributable to the Financial Services Businesses available to holders of Common Stock	$38	580,827,390	$0.07

Class B Stock

The income attributable to the Closed Block Business and available to holders of Class B Stock for the period December 18, 2001 through December 31, 2001 amounted to $3 million. The weighted average number of shares of Class B Stock used in the calculation of basic earnings per share amounted to 2,000,000 shares. Diluted earnings per share is not presented as there are no potentially dilutive shares associated with the Class B Stock.

15. Stock Options

The Company's Board of Directors adopted the Prudential Financial, Inc. Stock Option Plan (the "Plan"). Nonqualified Stock Options and Incentive Stock Options as well as Stock Appreciation Rights ("SARs") are eligible for grant under the plan. Participants can be employees and non-employees (*i.e.*, statutory agents who perform services for the Company and participating subsidiaries). The Company made one type of grant, the Associates Grant, in 2001. The Associates Grant is a broad based award, which granted 240 options per full-time participant and 120 options per part-time participant. Each option has an exercise price no less than the fair market value of the Company's stock on the date the option is granted. The options have a maximum term of 10 years. Generally, one third of the option grant vests in each of the first three years; accordingly, options granted in 2001 generally will become eligible for exercise in years 2002 through 2004. A total of 12,322,009 shares have been authorized for grant under the Associates Grant. A total of 30,805,024 shares are available for the general grant of Options and SARs under the Plan. There were no options granted or outstanding relating to the general grant of Options and SARs at December 31, 2001.

The Company has elected to apply Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for its employee stock options. If the Company had elected to account for its stock options under the fair value method of SFAS No. 123 "Accounting for Stock Based Compensation," the Company's net income and earnings per common share would have been reduced to the pro-forma amounts indicated below:

Employee Stock Option Grants

	2001 (In Millions) (Except Per Share Data)	
	Financial Services Businesses	Closed Block Business
Net Income		
As reported	$ 38	$ 3
Pro forma	37	3
Basic EPS		
As reported	$0.07	$1.50
Pro forma	0.06	1.50
Diluted EPS		
As reported	$0.07	$1.50
Pro forma	0.06	1.50

Notes to Consolidated Financial Statements

15. Stock Options (continued)

The compensation expense recognized for stock based employee compensation awards was zero for the period December 18, 2001 through December 31, 2001.

The fair value of each option is estimated on the date of grant using a Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2001:

	2001
Dividend yield	1%
Expected volatility	37%
Risk-free interest rate	4.05%
Expected life of stock option	4 years

The dividend yield reflects the assumption that the current dividend payout will continue with no anticipated increases.

A summary of the status of the Company's employee stock option grants at December 31, and changes during the year ended is presented below:

	2001	
(Shares in thousands)	Shares	Weighted Average Exercise Price
Outstanding at the beginning of the year	—	$ —
Granted	11,364,120	27.53
Exercised	—	—
Forfeited	(116,400)	27.50
Expired	—	—
Transfer to non-employee status	(41,760)	27.50
Outstanding at the end of the year	11,205,960	$27.53
Options exercisable at the end of the year	15,000	$27.50

Employee options granted and their related grant date weighted average fair value is isolated in further detail in the schedule below:

	2001		
(Shares in thousands)	Shares	Weighted Average Grant Date Fair Value	Weighted Average Exercise Price
Exercise equals market	11,364,120	$8.78	$27.53
Exercise exceeds market	—	—	—
Exercise less than market	—	—	—
Total granted during the year	11,364,120	$8.78	$27.53

There were no significant modifications to employee options outstanding for the year presented.

The following table summarizes information about the employee stock options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable	
(Shares in thousands)	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
Range of exercise prices ($27.50 — $29.81)	11,205,960	9.94	$27.53	15,000	$27.50

Notes to Consolidated Financial Statements

15. Stock Options (continued)

Non-employee Stock Option Grants

The Company applies SFAS No. 123 "Accounting for Stock Based Compensation" in accordance with Emerging Issues Task Force Issue No. 96-18 "Accounting for Equity Instruments That Are Issued to Other Than Employees" and related interpretations in accounting for its non-employee stock options.

The compensation expense recognized for stock based non-employee compensation awards was $270 thousand for the period December 18, 2001 through December 31, 2001.

The fair value of each option is estimated on the balance sheet date for non-vested options and on the vesting date for vested options using a Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2001:

	2001
Dividend yield	1%
Expected volatility	37%
Risk-free interest rate	4.07%
Expected life of stock option	3.95 years

The dividend yield reflects the assumption that the current dividend payout will continue with no anticipated increases.

A summary of the status of the Company's non-employee stock option grants at December 31 and changes during the year ended is presented below:

	2001	
(Shares in thousands)	Shares	Weighted Average Exercise Price
Outstanding at the beginning of the year	—	$ —
Granted	773,760	27.50
Exercised	—	—
Forfeited	(1,920)	27.50
Expired	—	—
Transferred from employee status	41,760	27.50
Outstanding at the end of the year	813,600	$27.50
Options exercisable at the end of the year	1,200	$27.50
Weighted average balance sheet date fair value		$12.77

There were no significant modifications to non-employee options outstanding for the year.

The following table summarizes information about the non-employee stock options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable	
(Shares in thousands)	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
Exercise price ($27.50)	813,600	9.94	$27.50	1,200	$27.50

Notes to Consolidated Financial Statements

16. Employee Benefit Plans

Pension and Other Postretirement Plans

The Company has funded non-contributory defined benefit pension plans which cover substantially all of its employees. The Company also has several non-funded non-contributory defined benefit plans covering certain executives. For some employees, benefits are based on final average earnings and length of service, while other employees are based on an account balance that takes into consideration age, service and salary during their career. The Company's funding policy is to contribute annually an amount necessary to satisfy the Internal Revenue Code contribution guidelines.

The Company provides certain life insurance and health care benefits ("other postretirement benefits") for its retired employees, their beneficiaries and covered dependents. The health care plan is contributory; the life insurance plan is non-contributory.

Substantially all of the Company's employees may become eligible to receive other postretirement benefits if they retire after age 55 with at least 10 years of service or under certain circumstances after age 50 with at least 20 years of continuous service. These benefits are funded as considered necessary by Company management.

The Company has elected to amortize its transition obligation for other postretirement benefits over 20 years.

Notes to Consolidated Financial Statements

16. Employee Benefit Plans (continued)

Prepaid and accrued benefits costs are included in "Other assets" and "Other liabilities," respectively, in the Company's Consolidated Statements of Financial Position. The status of these plans as of September 30, adjusted for fourth-quarter activity, is summarized below:

	Pension Benefits		Other Postretirement Benefits	
	2001	2000	2001	2000
	(In Millions)			
Change in benefit obligation				
Benefit obligation at the beginning of period	$ (5,461)	$ (5,430)	$(1,996)	$(1,941)
Service cost	(167)	(140)	(18)	(29)
Interest cost	(431)	(427)	(150)	(151)
Plan participants' contributions	—	—	(8)	(7)
Amendments	6	112	—	221
Acquisitions	(765)	—	—	—
Variable annuity purchase	232	—	—	—
Actuarial gains (losses)	(510)	34	(77)	(262)
Contractual termination benefits	(1)	(17)	—	—
Benefits paid	462	407	152	172
Foreign currency changes	28	—	1	1
Benefit obligation at end of period	$ (6,607)	$ (5,461)	$(2,096)	$(1,996)
Change in plan assets				
Fair value of plan assets at beginning of period	$10,356	$ 9,468	$ 1,560	$ 1,548
Actual return on plan assets	(1,114)	1,270	(82)	170
Variable annuity purchase	(232)	—	—	—
Employer contributions	81	25	9	7
Plan participants' contributions	—	—	8	7
Benefits paid	(462)	(407)	(152)	(172)
Fair value of plan assets at end of period	$ 8,629	$10,356	$ 1,343	$ 1,560
Funded status				
Funded status at end of period	$ 2,022	$ 4,895	$ (753)	$ (436)
Unrecognized transition (asset) liability	(236)	(342)	188	207
Unrecognized prior service costs	46	65	2	1
Unrecognized actuarial net gain	(370)	(2,956)	(188)	(498)
Effects of fourth quarter activity	7	9	1	2
Net amount recognized	$ 1,469	$ 1,671	$ (750)	$ (724)
Amounts recognized in the Statements of Financial Position				
Prepaid benefit cost	$ 2,570	$ 2,022	$ —	$ —
Accrued benefit liability	(1,177)	(382)	(750)	(724)
Intangible asset	6	7	—	—
Accumulated other comprehensive income	70	24	—	—
Net amount recognized	$ 1,469	$ 1,671	$ (750)	$ (724)

The projected benefit obligations, accumulated benefit obligations and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $1,217 million, $1,080 million and $1 million, respectively, at September 30, 2001 and $464 million, $384 million and $1 million, respectively, at September 30, 2000.

Pension plan assets consist primarily of equity securities, bonds, real estate and short-term investments, of which $6,867 million and $7,381 million are included in Separate Account assets and liabilities at September 30, 2001 and 2000, respectively.

In 2001, the pension plan purchased a variable annuity contract for $232 million from Prudential Insurance. The approximate future annual benefit payment for the variable annuity contract was $14 million.

Notes to Consolidated Financial Statements

16. Employee Benefit Plans (continued)

The benefit obligation for pensions decreased by $6 million in the year 2001 for miscellaneous changes related to the cash balance formula. The benefit obligation for pensions decreased by a net $112 million in the year 2000 for the effect of a Cost of Living Adjustment ("COLA") and the introduction of the cash balance formula of ($134) million and $246 million, respectively. The COLA was effective as of July 1, 2000 and increased benefits, subject to a maximum, to retirees based upon their year of retirement. The introduction of the cash balance formula was a feature of the substantive plan as of the measurement date and is effective January 1, 2001 for new employees and January 1, 2002 for existing employees.

Other postretirement benefit plan assets consist of group and individual life insurance policies, common stocks, corporate debt securities, U.S. government securities, short-term investments and tax-exempt municipal debt. Plan assets include $395 million and $463 million of Company insurance policies at September 30, 2001 and 2000, respectively.

The benefit obligation for other postretirement benefits was not affected by amendments in 2001. The benefit obligation for other postretirement benefits decreased by $221 million in the year 2000 for changes in the substantive plan made to medical, dental and life benefits for individuals retiring on or after January 1, 2001. The significant cost reduction features relate to the medical and life benefits. The Company adopted a cap that limits its long-term cost commitment to retiree medical coverage. The cap is defined as two times the estimated company contribution toward the cost of coverage per retiree in 2000. The new life insurance plan provides a reduced benefit of $10,000 of life insurance to retirees.

The pension benefits were amended during the time period presented to provide contractual termination benefits to certain plan participants whose employment had been terminated. Costs related to these amendments are reflected in contractual termination benefits in the table below.

Net periodic (benefit) cost included in "General and administrative expenses" in the Company's Consolidated Statements of Operations for the years ended December 31, includes the following components:

	Pension Benefits			Other Postretirement Benefits		
	2001	2000	1999	2001	2000	1999
	(In Millions)					
Components of net periodic (benefit) cost						
Service cost	$ 167	$ 140	$ 193	$ 18	$ 29	$ 39
Interest cost	431	427	410	150	150	141
Expected return on plan assets	(880)	(799)	(724)	(134)	(133)	(121)
Amortization of transition amount	(106)	(106)	(106)	17	36	47
Amortization of prior service cost	12	47	45	—	—	—
Amortization of actuarial net (gain) loss	(85)	(77)	4	(16)	(24)	(10)
Special termination benefits—discontinued operations	—	—	51	—	—	2
Curtailment (gain) loss—discontinued operations	—	—	(122)	—	—	108
Contractual termination benefits	4	6	48	—	—	—
Subtotal	(457)	(362)	(201)	35	58	206
Less amounts included in discontinued operations	—	—	84	—	—	(130)
Net periodic (benefit) cost	$(457)	$(362)	$(117)	$ 35	$ 58	$ 76

Notes to Consolidated Financial Statements

16. Employee Benefit Plans (continued)

The assumptions at September 30, used by the Company to calculate the benefit obligations as of that date and to determine the benefit cost in the subsequent year are as follows:

	Pension Benefits			Other Postretirement Benefits		
	2001	2000	1999	2001	2000	1999
Weighted-average assumptions						
Discount rate (beginning of period)	7.75%	7.75%	6.50%	7.75%	7.75%	6.50%
Discount rate (end of period)	7.25%	7.75%	7.75%	7.25%	7.75%	7.75%
Rate of increase in compensation levels (beginning of period)	4.50%	4.50%	4.50%	4.50%	4.50%	4.50%
Rate of increase in compensation levels (end of period)	4.50%	4.50%	4.50%	4.50%	4.50%	4.50%
Expected return on plan assets	9.50%	9.50%	9.50%	9.00%	9.00%	9.00%
Health care cost trend rates	—	—	—	6.76–8.76%	7.10–9.50%	7.50–10.30%
Ultimate health care cost trend rate after gradual decrease until 2006	—	—	—	5.00%	5.00%	5.00%

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage point increase and decrease in assumed health care cost trend rates would have the following effects:

	Other Postretirement Benefits
	2001
	(In Millions)
One percentage point increase	
Increase in total service and interest costs	$ 10
Increase in postretirement benefit obligation	128
One percentage point decrease	
Decrease in total service and interest costs	$ 8
Decrease in postretirement benefit obligation	110

Postemployment Benefits

The Company accrues postemployment benefits primarily for life and health benefits provided to former or inactive employees who are not retirees. The net accumulated liability for these benefits at December 31, 2001 and 2000 was $189 million and $152 million, respectively, and is included in "Other liabilities."

Other Employee Benefits

The Company sponsors voluntary savings plans for employees (401(k) plans). The plans provide for salary reduction contributions by employees and matching contributions by the Company of up to 4%, 3% and 3% of annual salary for 2001, 2000 and 1999, respectively. The matching contributions by the Company included in "General and administrative expenses" are as follows:

	401(k) Company Match		
	2001	2000	1999
	(In Millions)		
Company match	$72	$62	$60
Less amount included in discontinued operations	—	—	(8)
401(k) Company match included in general and administrative expenses	$72	$62	$52

Notes to Consolidated Financial Statements

17. Income Taxes

The components of income tax expense (benefit) for the years ended December 31, were as follows:

	2001	2000	1999
	(In Millions)		
Current tax expense (benefit)			
U.S.	$(1,030)	$362	$ 614
State and local	60	31	84
Foreign	43	41	(8)
Total	(927)	434	690
Deferred tax expense (benefit)			
U.S.	773	(86)	206
State and local	(74)	(37)	44
Foreign	171	95	102
Total	870	(28)	352
Total income tax expense (benefit)	$ (57)	$406	$1,042

The Company's actual income tax expense (benefit) for the years ended December 31, differs from the expected amount computed by applying the statutory federal income tax rate of 35% to income from continuing operations before income taxes for the following reasons:

	2001	2000	1999
	(In Millions)		
Expected federal income tax expense	$ (79)	$254	$ 789
Non-deductible expenses	228	61	33
Equity tax	(200)	100	190
Non-taxable investment income	(83)	(42)	(78)
State and local income taxes	(9)	(4)	83
Other	86	37	25
Total income tax expense (benefit)	$ (57)	$406	$1,042

Deferred tax assets and liabilities at December 31, resulted from the items listed in the following table:

	2001	2000
	(In Millions)	
Deferred tax assets		
Insurance reserves	$ 894	$1,371
Net operating loss carryforwards	366	353
Policyholder dividends	210	297
Litigation related reserves	88	32
Investments	34	(129)
Other	120	137
Deferred tax assets before valuation allowance	1,712	2,061
Valuation allowance	(77)	(38)
Deferred tax assets after valuation allowance	1,635	2,023
Deferred tax liabilities		
Deferred policy acquisition costs	1,779	1,858
Net unrealized investment gains (losses)	890	273
Depreciation	159	71
Employee benefits	90	16
Deferred tax liabilities	2,918	2,218
Net deferred tax liability	$(1,283)	$ (195)

Notes to Consolidated Financial Statements

17. Income Taxes (continued)

Management believes that based on its historical pattern of taxable income, the Company will produce sufficient income in the future to realize its deferred tax asset after valuation allowance. A valuation allowance has been recorded primarily related to tax benefits associated with foreign operations and state and local deferred tax assets. Adjustments to the valuation allowance will be made if there is a change in management's assessment of the amount of the deferred tax asset that is realizable. At December 31, 2001 and 2000, respectively, the Company had federal net operating loss carryforwards of $109 million and $848 million, which expire between 2009 and 2018. At December 31, 2001 and 2000, respectively, the Company had state operating loss carryforwards for tax purposes approximating $2,647 million and $509 million, which expire between 2005 and 2021. At December 31, 2001 and 2000, respectively, the Company had foreign operating loss carryforwards for tax purposes approximating $597 million and $86 million, which expire between 2003 and 2006.

Deferred taxes are not provided on the undistributed earnings of foreign subsidiaries (considered to be permanent investments), which at December 31, 2001 were $1,749 million. Determining the tax liability that would arise if these earnings were remitted is not practicable.

The Internal Revenue Service (the "Service") has completed all examinations of the consolidated federal income tax returns through 1992. The Service has examined the years 1993 through 1995. Discussions are being held with the Service with respect to proposed adjustments. Management, however, believes there are adequate defenses against, or sufficient reserves to provide for such adjustments. The Service has completed its examination of 1996 and has begun its examination of 1997 through 2000.

18. Fair Value of Financial Instruments

The estimated fair values presented below have been determined by using available market information and by applying valuation methodologies. Considerable judgment is applied in interpreting data to develop the estimates of fair value. Estimated fair values may not be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies could have a material effect on the estimated fair values. The methods and assumptions discussed below were used in calculating the estimated fair values of the instruments. See Note 19 for a discussion of derivative instruments.

Fixed Maturities and Equity Securities

Estimated fair values for fixed maturities and equity securities, other than private placement securities, are based on quoted market prices or estimates from independent pricing services. Generally, fair values for private placement fixed maturities are estimated using a discounted cash flow model which considers the current market spreads between the U.S. Treasury yield curve and corporate bond yield curve, adjusted for the type of issue, its current credit quality and its remaining average life. The fair value of certain non-performing private placement fixed maturities is based on amounts estimated by management.

Commercial Loans

The estimated fair value of commercial loans is primarily based upon the present value of the expected future cash flows discounted at the appropriate U.S. Treasury rate or Japanese Government Bond rate for yen based loans, adjusted for the current market spread for similar quality loans.

Policy Loans

The estimated fair value of policy loans is calculated using a discounted cash flow model based upon current U.S. Treasury rates and historical loan repayment patterns.

Mortgage Securitization Inventory

The estimated fair value of the mortgage securitization inventory is primarily based upon the intended exit strategy for the mortgage loans, including securitization and whole loan sales. For loans expected to be securitized, the value is estimated using a pricing model that, among other factors, considers current investor yield requirements for subordination and yield.

Notes to Consolidated Financial Statements

18. Fair Value of Financial Instruments (continued)

Investment Contracts

For guaranteed investment contracts, income annuities, and other similar contracts without life contingencies, estimated fair values are derived using discounted projected cash flows based on interest rates being offered for similar contracts with maturities consistent with those of the contracts being valued. For individual deferred annuities and other deposit liabilities, fair value approximates carrying value.

Debt

The estimated fair value of short-term and long-term debt is derived by using discount rates based on the borrowing rates currently available to the Company for debt with similar terms and remaining maturities.

The following table discloses the carrying amounts and estimated fair values of the Company's financial instruments at December 31,

	2001		2000	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(In Millions)			
FINANCIAL ASSETS				
Other than trading				
Fixed maturities				
Available for sale	$109,942	$109,942	$83,827	$83,827
Held to maturity	374	395	12,448	12,615
Equity securities	2,272	2,272	2,317	2,317
Commercial loans	19,729	20,106	15,919	15,308
Policy loans	8,570	9,562	8,046	8,659
Short-term investments	4,855	4,855	5,029	5,029
Mortgage securitization inventory	1,180	1,188	1,420	1,448
Cash and cash equivalents	18,536	18,536	7,676	7,676
Restricted cash and securities	1,930	1,930	2,196	2,196
Separate account assets	77,158	77,158	82,217	82,217
Trading				
Trading account assets	$ 5,043	$ 5,043	$ 7,217	$ 7,217
Broker-dealer related receivables	7,802	7,802	11,860	11,860
Securities purchased under agreements to resell	4,421	4,421	5,395	5,395
Cash collateral for borrowed securities	5,210	5,210	3,858	3,858
FINANCIAL LIABILITIES				
Other than trading				
Investment contracts	$ 35,379	$ 35,911	$25,033	$25,359
Securities sold under agreements to repurchase	6,088	6,088	7,162	7,162
Cash collateral for loaned securities	4,813	4,813	4,762	4,762
Short-term and long-term debt	10,709	10,881	13,633	13,800
Securities sold but not yet purchased	19	19	157	157
Separate account liabilities	77,158	77,158	82,217	82,217
Trading				
Broker-dealer related payables	$ 6,445	$ 6,445	$ 5,965	$ 5,965
Securities sold under agreements to repurchase	6,297	6,297	7,848	7,848
Cash collateral for loaned securities	4,614	4,614	6,291	6,291
Securities sold but not yet purchased	2,772	2,772	4,802	4,802

Notes to Consolidated Financial Statements

19. Derivative Instruments

Adoption of Statement of Financial Accounting Standards ("SFAS") No. 133

The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, on January 1, 2001. Except as noted below, the adoption of this statement did not have a material impact on the results of operations of the Company.

Upon its adoption of SFAS No. 133, the Company reclassified "held to maturity" securities with a fair market value of approximately $12,085 million to "available-for-sale" as permitted by the new standard. This reclassification resulted in unrealized investment gains of $94 million, net of tax, which were recorded as a component of "Accumulated other comprehensive income (loss)."

Accounting for Derivatives and Hedging Activities

Derivatives are financial instruments whose values are derived from interest rates, foreign exchange rates, financial indices, or the value of securities or commodities. Derivative financial instruments used by the Company include swaps, futures, forwards and option contracts and may be exchange-traded or contracted in the over-the-counter market.

Derivatives held for trading purposes are used in the Company's securities operations to meet the needs of customers by structuring transactions that allow customers to manage their exposure to interest rates, foreign exchange rates, indices or prices of securities and commodities. Trading derivatives are also utilized in a limited-purpose subsidiary primarily through the operation of hedge portfolios and in the Company's commercial mortgage securitization business. Trading derivative positions are carried at estimated fair value, generally by obtaining quoted market prices or through the use of pricing models. Values are affected by changes in interest rates, currency exchange rates, credit spreads, market volatility and liquidity.

Derivatives held for trading purposes are recorded at fair value in the Consolidated Statements of Financial Position either as assets, within "Trading account assets" or "Broker-dealer related receivables," or as liabilities within "Broker-dealer related payables" or "Other liabilities." Realized and unrealized changes in fair value are included in "Commissions and other income" in the Consolidated Statements of Operations in the periods in which the changes occur. Cash flows from trading derivatives are reported in the operating activities section of the Consolidated Statements of Cash Flows.

Derivatives held for purposes other than trading are used to seek to reduce exposure to interest rate and foreign currency risks associated with assets held or expected to be purchased or sold, and liabilities incurred or expected to be incurred. Other than trading derivatives are also used to manage the characteristics of the Company's asset/liability mix, manage the interest rate characteristics of invested assets and to mitigate the risk of a diminution, upon translation to U.S. dollars, of expected non-U.S. earnings resulting from unfavorable changes in currency exchange rates.

Derivatives held for purposes other than trading are recognized on the Consolidated Statements of Financial Position at their fair value. On the date the derivative contract is entered into, the Company designates the derivative as either (1) a hedge of the fair value of a recognized asset or liability or unrecognized firm commitment ("fair value" hedge), (2) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow" hedge), (3) a foreign-currency fair value or cash flow hedge ("foreign currency" hedge), (4) a hedge of a net investment in a foreign operation, or (5) a derivative entered into as an economic hedge that does not qualify for hedge accounting.

To qualify for hedge accounting treatment, a derivative must be highly effective in mitigating the designated risk of the hedged item. Effectiveness of the hedge is formally assessed at inception and throughout the life of the hedging relationship. Even if a derivative qualifies for special hedge accounting treatment, there may be an element of ineffectiveness of the hedge. Under such circumstances, the ineffective portion of adjusting the derivative to fair value is recorded in "Realized investment gains (losses), net." The ineffective portion of derivatives accounted for using both cash flow and fair value hedge accounting for the period ended December 31, 2001 was not material to the results of operations of the Company.

The Company discontinues hedge accounting prospectively when (1) it is determined that the derivative is no longer highly effective in offsetting changes in the fair value or cash flows of a hedged item (including firm commitments

Notes to Consolidated Financial Statements

19. Derivative Instruments (continued)

or forecasted transactions); (2) the derivative expires or is sold, terminated, or exercised; (3) the derivative is no longer designated as a hedge instrument, because (a) it is unlikely that a forecasted transaction will occur; (b) because a hedged firm commitment no longer meets the definition of a firm commitment; or (c) management determines that designation of the derivative as a hedge instrument is no longer appropriate.

When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as a highly effective fair value hedge, the derivative will continue to be carried on the balance sheet at its fair value, and the hedged asset or liability, which normally would not be carried at fair value, will no longer be adjusted for changes in fair value. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the derivative will continue to be carried on the balance sheet at its fair value, and any asset or liability that was recorded pursuant to recognition of the firm commitment will be removed from the balance sheet and recognized as a gain or loss in current-period earnings. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the derivative will continue to be carried on the balance sheet at its fair value, and gains and losses that were accumulated in other comprehensive income will be recognized immediately in earnings. In all other situations in which hedge accounting is discontinued, the derivative will be carried at its fair value on the balance sheet, with changes in its fair value recognized in current-period earnings. For the year ended December 31, 2001, there were no reclassifications to earnings due to firm commitments no longer deemed probable or due to forecasted transactions that had not occurred by the end of the originally specified time period.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as fair value, cash flow, or foreign currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions.

When a derivative is designated as a fair value hedge and is determined to be highly effective, changes in its fair value, along with changes in the fair value of the hedged asset or liability (including losses or gains on firm commitments), are reported on a net basis in the income statement line item associated with the hedged item. Under certain circumstances, the change in fair value of an unhedged item is either not recorded or recorded instead in "Accumulated other comprehensive income (loss)." When such items are hedged and the hedge qualifies as a fair value hedge, the change in fair value of the hedged item and the derivative are reported on a net basis in "Realized investment gains (losses), net."

When a derivative is designated as a cash flow hedge and is determined to be highly effective, changes in its fair value are recorded in "Accumulated other comprehensive income (loss)" until earnings are affected by the variability of cash flows (*e.g.*, when periodic settlements on a variable-rate asset or liability are recorded in earnings). At that time, the related portion of deferred gains or losses are reclassified to the income statement classification of the hedged item.

Presented below is a roll forward of current period cash flow hedges in "Accumulated other comprehensive income (loss)" before taxes .

	(In Millions)
Additions due to cumulative effect of change in accounting principle upon adoption of SFAS No. 133 at January 1, 2001	$ 8
Net deferred losses on cash flow hedges from January 1 to December 31, 2001	(6)
Amount reclassified into current period earnings	(18)
Balance, December 31, 2001	$(16)

It is anticipated that a pre-tax gain of approximately $26 million will be reclassified from "Accumulated other comprehensive income (loss)" to earnings during the year ended December 31, 2002 and offset by equal amounts pertaining to the hedged items. The maximum length for which variable cash flows are hedged is 16 years. Income amounts deferred in "Accumulated other comprehensive income (loss)" as a result of cash flow hedges are included in "Net unrealized investment gains (losses)" in the Consolidated Statements of Stockholders' Equity.

Notes to Consolidated Financial Statements

19. Derivative Instruments (continued)

When a derivative is designated as a foreign currency hedge and is determined to be effective, changes in its fair value are recorded in either current period earnings or "Accumulated other comprehensive income (loss)," depending on whether the hedge transaction is a fair value hedge (*e.g.*, a hedge of a firm commitment that is to be settled in a foreign currency) or a cash flow hedge (*e.g.*, a foreign currency denominated forecasted transaction). If, however, a derivative is used as a hedge of a net investment in a foreign operation, its changes in fair value, to the extent effective as a hedge, are recorded in the cumulative translation adjustments account within "Accumulated other comprehensive income (loss)." Those amounts, before applicable taxes, were gains of $77 million in 2001, $88 million in 2000 and a loss of $47 million in 1999.

If a derivative does not qualify for hedge accounting as described above, it is recorded at fair value in "Other long-term investments" or "Other liabilities" in the Consolidated Statements of Financial Position, and changes in its fair value are included in current earnings without considering changes in fair value of the hedged assets or liabilities. See "Types of Derivative Instruments" for further discussion of the classification of derivative activity in current earnings. Cash flows from other than trading derivatives are reported in the investing activities section in the Consolidated Statements of Cash Flows.

The Company occasionally purchases a financial instrument that contains a derivative instrument that is "embedded" in the financial instrument. Upon purchasing the instrument, the Company assesses whether the economic characteristics of the embedded derivative are clearly and closely related to the economic characteristics of the remaining component of the financial instrument (*i.e.*, the host contract) and whether a separate instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument. When it is determined that (1) the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract, and (2) a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is separated from the host contract, carried at fair value, and changes in its fair value are included in "Realized investment gains (losses), net."

Types of Derivative Instruments

Interest rate swaps are used by the Company to manage interest rate exposures arising from mismatches between assets and liabilities (including duration mismatches) and to hedge against changes in the value of assets it anticipates acquiring and other anticipated transactions and commitments. Under interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional principal amount. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party. Cash is paid or received based on the terms of the swap. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by one counterparty at each due date. The fair value of swap agreements is estimated based on proprietary pricing models or market quotes.

As discussed above, if an interest rate swap does not qualify for hedge accounting, changes in its fair value are included in "Realized investment gains (losses), net" without considering changes in fair value of the hedged assets or liabilities. During the period that interest rate swaps are outstanding, net receipts or payments are included in "Net investment income." Net interest receipts (payments) were $(29) million in 2001, $11 million in 2000 and $(4) million in 1999.

Exchange-traded futures and options are used by the Company to reduce market risks from changes in interest rates, to alter mismatches between the duration of assets in a portfolio and the duration of liabilities supported by those assets, and to hedge against changes in the value of securities it owns or anticipates acquiring or selling. In exchange-traded futures transactions, the Company agrees to purchase or sell a specified number of contracts, the value of which are determined by the value of designated classes of Treasury securities, and to post variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. The Company enters into exchange-traded futures and options with regulated futures commissions merchants who are members of a trading exchange. The fair value of those futures and options is based on market quotes.

Treasury futures typically are used to hedge duration mismatches between assets and liabilities by replicating Treasury performance. Treasury futures move substantially in value as interest rates change and can be used to

Notes to Consolidated Financial Statements

19. Derivative Instruments (continued)

either modify or hedge existing interest rate risk. This strategy protects against the risk that cash flow requirements may necessitate liquidation of investments at unfavorable prices resulting from increases in interest rates. This strategy can be a more cost effective way of temporarily reducing the Company's exposure to a market decline than selling fixed income securities and purchasing a similar portfolio when such a decline is believed to be over.

When the Company anticipates a significant decline in the stock market that will correspondingly affect its diversified portfolio, it may purchase put index options where the basket of securities in the index is appropriate to provide a hedge against a decrease in the value of the Company's equity portfolio or a portion thereof. This strategy effects an orderly sale of hedged securities. When the Company has large cash flows which it has allocated for investment in equity securities, it may purchase call index options as a temporary hedge against an increase in the price of the securities it intends to purchase. This hedge is intended to permit such investment transactions to be executed with less adverse market impact.

Currency derivatives, including exchange-traded currency futures and options, currency forwards and currency swaps, are used by the Company to reduce market risks from changes in currency exchange rates with respect to investments denominated in foreign currencies that the Company either holds or intends to acquire or sell.

Under exchange-traded currency futures and options, the Company agrees to purchase or sell a specified number of contracts and to post variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. The Company enters into exchange-traded currency futures and options with regulated futures commissions merchants who are members of a trading exchange.

Under currency forwards, the Company agrees with other parties upon delivery of a specified amount of an identified currency at a specified future date. Typically, the price is agreed upon at the time of the contract and payment for such a contract is made at the specified future date. In addition to managing the risks noted above, the Company uses currency forwards to mitigate the risk that unfavorable changes in currency exchange rates will reduce U.S. dollar equivalent earnings generated by certain of its non-U.S. businesses, primarily its Japanese insurance operations. The Company executes forward sales of the hedged currency in exchange for U.S. dollars at a specified exchange rate. The maturities of these forwards correspond with the future periods in which the non-U.S. earnings are expected to be generated. When contracts are terminated, in the same period as the expected earnings, the resulting positive or negative cash flow is included in "Commissions and other income" (revenues of $34 million in 2001 and $22 million in 2000). Changes in the fair value of open contracts are included in "Realized investment gains (losses), net." At December 31, 2001, the fair value of open contracts used for this purpose was $78 million.

Under currency swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between one currency and another at a forward exchange rate and calculated by reference to an agreed principal amount. Generally, the principal amount of each currency is exchanged at the beginning and termination of the currency swap by each party. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by one counterparty for payments made in the same currency at each due date.

Forward contracts are used by the Company to manage market risks relating to interest rates and commodities and trades in mortgage-backed securities forward contracts. The latter activity was exited in connection with the restructuring of Prudential Securities Group Inc.'s capital markets activities as discussed in Note 4. Typically, the price is agreed upon at the time of the contract and payment for such a contract is made at the specified future date.

The tables below summarize the Company's outstanding positions by derivative instrument types at December 31, 2001 and 2000. The amounts presented are classified as either trading or other than trading, based on management's intent at the time of contract inception and throughout the life of the contract. The table includes the estimated fair values of outstanding derivative positions only and does not include the changes in fair values of associated financial and non-financial assets and liabilities, which generally offset derivative gains and losses. The fair value amounts presented also do not reflect the netting of amounts pursuant to right of setoff, qualifying master netting agreements with counterparties or collateral arrangements.

Notes to Consolidated Financial Statements

19. Derivative Instruments (continued)

Derivative Financial Instruments
December 31, 2001

	Trading		Other than Trading				Total	
			Hedge Accounting		Non-Hedge Accounting			
	Notional	Estimated Fair Value	Notional	Estimated Fair Value	Notional	Estimated Fair Value	Notional	Estimated Fair Value
	(In Millions)							
Swap Instruments								
Interest rate								
Asset	$10,537	$ 574	$ 175	$ 15	$ 2,199	$ 75	$12,911	$ 664
Liability	12,777	647	333	10	5,220	67	18,330	724
Currency								
Asset	—	—	779	37	742	88	1,521	125
Liability	127	41	997	72	234	17	1,358	130
Equity and commodity								
Asset	20	3	—	—	45	6	65	9
Liability	55	3	—	—	—	—	55	3
Forward contracts								
Interest rate								
Asset	1,817	9	—	—	—	—	1,817	9
Liability	1,882	9	—	—	—	—	1,882	9
Currency								
Asset	8,507	131	1,467	10	6,396	162	16,370	303
Liability	8,724	138	486	6	1,386	82	10,596	226
Equity and commodity								
Asset	1,172	94	—	—	—	—	1,172	94
Liability	1,161	90	—	—	—	—	1,161	90
Futures contracts								
Interest rate								
Asset	10,273	21	—	—	1,610	11	11,883	32
Liability	2,641	32	—	—	603	8	3,244	40
Currency								
Asset	253	1	—	—	—	—	253	1
Liability	221	6	—	—	—	—	221	6
Equity and commodity								
Asset	28	—	—	—	659	4	687	4
Liability	173	1	—	—	5	1	178	2
Option contracts								
Interest rate								
Asset	10,699	73	—	—	338	3	11,037	76
Liability	8,404	49	—	—	—	—	8,404	49
Currency								
Asset	181	5	—	—	—	—	181	5
Liability	389	7	—	—	—	—	389	7
Equity and commodity								
Asset	111	4	—	—	—	—	111	4
Liability	130	1	—	—	—	—	130	1
Total Derivatives								
Assets	$43,598	$ 915	$2,421	$ 62	$11,989	$349	$58,008	$1,326
Liabilities	$36,684	$1,024	$1,816	$ 88	$ 7,448	$175	$45,948	$1,287

Notes to Consolidated Financial Statements

19. Derivative Instruments (continued)

Derivative Financial Instruments
December 31, 2000

	Trading		Other than Trading				Total	
			Hedge Accounting		Non-Hedge Accounting			
	Notional	Estimated Fair Value	Notional	Estimated Fair Value	Notional	Estimated Fair Value	Notional	Estimated Fair Value
	(In Millions)							
Swap Instruments								
Interest rate								
Asset	$ 9,693	$352	$ —	$ —	$1,908	$ 57	$11,601	$ 409
Liability	10,521	370	—	—	2,126	81	12,647	451
Currency								
Asset	7	—	—	—	383	31	390	31
Liability	30	34	—	—	302	20	332	54
Equity and commodity								
Asset	55	14	—	—	46	17	101	31
Liability	55	12	—	—	—	—	55	12
Forward contracts								
Interest rate								
Asset	3,469	33	—	—	—	—	3,469	33
Liability	3,319	33	—	—	—	—	3,319	33
Currency								
Asset	6,044	185	472	9	2,319	29	8,835	223
Liability	5,897	195	429	9	27	79	6,353	283
Equity and commodity								
Asset	2,091	75	—	—	—	—	2,091	75
Liability	1,923	75	—	—	—	—	1,923	75
Futures contracts								
Interest rate								
Asset	11,582	14	—	—	2,410	55	13,992	69
Liability	6,513	29	—	—	1,468	21	7,981	50
Equity and commodity								
Asset	782	27	—	—	—	—	782	27
Liability	1,324	36	—	—	—	—	1,324	36
Option contracts								
Interest rate								
Asset	4,141	48	—	—	—	—	4,141	48
Liability	4,273	29	—	—	—	—	4,273	29
Currency								
Asset	1,108	27	—	—	—	—	1,108	27
Liability	1,174	26	—	—	—	—	1,174	26
Equity and commodity								
Asset	175	3	—	—	—	—	175	3
Liability	126	1	—	—	—	—	126	1
Total Derivatives								
Assets	$39,147	$778	$ 472	$ 9	$7,066	$189	$46,685	$ 976
Liabilities	$35,155	$840	$ 429	$ 9	$3,923	$201	$39,507	$1,050

Notes to Consolidated Financial Statements

19. Derivative Instruments (continued)

Credit Risk

The Company is exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments. Generally, the current credit exposure of the Company's derivative contracts is limited to the fair value at the reporting date. The credit exposure of the Company's swaps transactions is represented by the fair value (market value) of contracts with a positive fair value (market value) at the reporting date. Because exchange-traded futures and options are effected through regulated exchanges, and positions are marked to market on a daily basis, the Company has little exposure to credit-related losses in the event of nonperformance by counterparties to such financial instruments. The credit exposure of exchange-traded instruments is represented by the negative change, if any, in the fair value (market value) of contracts from the fair value (market value) at the reporting date. The credit exposure of currency forwards is represented by the difference, if any, between the exchange rate specified in the contract and the exchange rate for the same currency at the reporting date.

The Company manages credit risk by entering into transactions with creditworthy counterparties and obtaining collateral where appropriate and customary. In addition, the Company enters into over-the-counter swaps pursuant to master agreements that provide for a single net payment to be made by one counterparty to another at each due date and upon termination. Likewise, the Company effects exchange-traded futures and options through regulated exchanges and these positions are marked to market on a daily basis.

20. Segment Information

The Company has organized its principal operations into the Financial Services Businesses and the Closed Block Business. Within the Financial Services Businesses, the Company operates through four divisions which, together, encompass ten reportable segments. The four operating divisions within the Financial Services Businesses are: U.S. Consumer, Employee Benefits, International and Asset Management. Businesses that are not sufficiently material to warrant separate disclosure are included in Corporate and Other operations. Collectively, the businesses that comprise the four operating divisions and Corporate and Other are referred to as the Financial Services Businesses. The segments within the Financial Services Businesses as well as the Closed Block Business correspond to businesses for which discrete financial information is available and reviewed by management.

The U.S. Consumer division consists of the Individual Life Insurance, Private Client Group, Retail Investments and Property and Casualty Insurance segments. The Individual Life Insurance segment manufactures and distributes variable life, term life, universal life, and other non-participating life insurance products to the United States retail market and distributes investment and protection products for other segments. The Private Client Group segment offers full service securities brokerage and financial advisory services, as well as consumer banking services, to retail customers in the United States. The Retail Investments segment manufactures, distributes and services mutual funds, variable and fixed annuities and wrap-fee products to retail customers in the United States. The Property and Casualty Insurance segment manufactures and distributes personal lines property and casualty insurance products, principally automobile and homeowners insurance, to the United States retail market.

The Employee Benefits division consists of the Group Insurance and Other Employee Benefits segments. The Group Insurance segment manufactures and distributes group life, disability and related insurance products in connection with employee and member benefit plans. The Other Employee Benefits segment manufactures, services and delivers products and services for defined contribution and other retirement plans as well as guaranteed investment contracts, group annuities and relocation services to employers. The Other Employee Benefits segment also markets real estate brokerage franchises to regional and local real estate brokers.

The International division consists of the International Insurance and International Securities and Investments segments. The International Insurance segment manufactures and distributes principally individual life insurance products to the affluent retail market in Japan, as well as Korea and Taiwan, and has commenced operations in selected Asian, Latin American and European countries. The International Securities and Investments segment offers brokerage services, primarily in U.S. securities, asset management and financial advisory services to retail and institutional clients outside of the United States.

The Asset Management division consists of the Investment Management and Advisory Services and Other Asset Management segments. The Investment Management and Advisory Services segment provides institutional asset

Notes to Consolidated Financial Statements

20. Segment Information (continued)

management products and services to unaffiliated institutional clients as well as management services for assets supporting products offered by other segments. The Other Asset Management segment includes equity securities sales and trading and commercial mortgage securitization activities, as well as hedge portfolio results.

Corporate and Other includes financial services businesses that are not included in other reportable segments as well as corporate-level activities. These businesses include international ventures, divested businesses and businesses that have not been divested but have been placed in wind-down status. The latter includes individual health insurance, group credit insurance and Canadian life insurance. The divested businesses include the results of the lead-managed equity underwriting for corporate issuers and institutional fixed income businesses of Prudential Securities Group Inc. (see Note 4), Gibraltar Casualty (see Note 21), residential first mortgage banking and certain Canadian businesses. Corporate-level activities include corporate-level income and expenses not allocated to any business segments, including the cost of company-wide initiatives, investment returns on unallocated equity, returns from a debt-financed investment portfolio, transactions with other segments and consolidating adjustments.

The Closed Block Business, which is managed separately from the Financial Services Businesses, was established on the date of demutualization. It includes the Closed Block (as discussed in Note 9); assets held outside the Closed Block necessary to meet insurance regulatory capital requirements related to products included within the Closed Block; deferred policy acquisition costs related to the Closed Block policies; the principal amount of the IHC debt (as discussed in Note 11) and related unamortized debt issuance costs and an interest rate swap related to the IHC debt; and certain other related assets and liabilities.

For periods prior to the date of demutualization, the results of the Closed Block Business are those of the Traditional Participating Products segment, which historically sold primarily participating insurance and annuity products that the Company ceased offering in connection with demutualization. Upon the establishment of the Closed Block Business, $5.6 billion of net assets previously associated with the Traditional Participating Products segment was transferred to the Financial Services Businesses. Consequently, the results of the Closed Block Business after demutualization do not include returns on these assets. A minor portion of the Traditional Participating Products segment consisted of other traditional insurance products that are now included in the Financial Services Businesses and not in the Closed Block.

The following summary presents certain financial data of our operations based on their location:

	2001	2000	1999
	(In Millions)		
Revenues			
Domestic	$22,554	$23,664	$24,382
Japan	3,620	1,598	1,338
All other international	1,003	1,242	848
Total revenues	$27,177	$26,504	$26,568
Income (loss) from continuing operations before income taxes			
Domestic	$ (422)	$ 368	$ 1,939
Japan	448	259	245
All other international (a)	(253)	100	71
Total income (loss) from continuing operations before income taxes	$ (227)	$ 727	$ 2,255

(a) 2001 includes $340 million of demutualization consideration payable to former Canadian branch policyholders as described in Note 2.

The accounting policies of the segments are the same as those described in Note 2, "Summary of Significant Accounting Policies."

In managing its business, the Company analyzes the operating performance of each segment using "adjusted operating income," which is a non-GAAP measure. "Adjusted operating income" is calculated by adjusting income from continuing operations before income taxes to exclude certain items. The items excluded are realized

Notes to Consolidated Financial Statements

20. Segment Information (continued)

investment gains, net of losses and related charges; sales practices remedies and costs; demutualization costs and expenses; and the gains, losses and contribution to income/loss of divested businesses which have been sold but do not qualify for "discontinued operations" treatment under GAAP. Businesses that the Company has placed in wind-down status but are not divested remain in "adjusted operating income." The Company's discontinued healthcare operations are excluded from "Income (loss) from continuing operations before income taxes."

The excluded items are important to an understanding of overall results of operations. "Adjusted operating income" is not a substitute for net income determined in accordance with GAAP and the Company's definition of "adjusted operating income" may differ from that used by other companies. However, the Company believes that the presentation of "adjusted operating income" as measured for management purposes enhances the understanding of results of operations by highlighting the results from ongoing operations and the underlying profitability factors of the Company's businesses.

The Company excludes realized investment gains, net of losses and related charges, from "adjusted operating income" because the timing of transactions resulting in recognition of gains or losses is largely at the Company's discretion and the amount of these gains or losses is heavily influenced by and fluctuates in part according to the availability of market opportunities. Including the fluctuating effects of these transactions could distort trends in the underlying profitability of the businesses. The Company excludes sales practices remedies and costs because they relate to a substantial and identifiable non-recurring event. The Company excludes demutualization costs and expenses as they are directly related to demutualization and could distort the trends associated with our business operations. The Company excludes the gains and losses and contribution to income/ loss of divested businesses and related runoff operations because, as a result of the decision to dispose of these businesses, these results are not relevant to the profitability of the Company's ongoing operations and could distort the trends associated with ongoing businesses.

The related charges offset against net realized investment gains and losses relates to policyholder dividends, amortization of deferred policy acquisition costs, and reserves for future policy benefits. Net realized investment gains is one of the elements that the Company considers in establishing the dividend scale, and the related policyholder dividend charge represents the estimated portion of the Company's expense charge for policyholder dividends that is attributed to net realized investment gains that the Company considers in determining the dividend scale. Deferred policy acquisition costs for certain investment-type products are amortized based on estimated gross profits, which include net realized investment gains and losses on the underlying invested assets, and the related charge for amortization of deferred policy acquisition costs represents the portion of this amortization associated with net realized investment gains and losses. The reserves for certain policies are adjusted when cash flows related to these policies are affected by net realized investment gains and losses, and the related charge for reserves for future policy benefits represents that adjustment.

"Adjusted operating income" for each segment includes earnings on attributed equity established at a level which management considers necessary to support the segment's risks.

Operating expenses specifically identifiable to a particular segment are allocated to that segment as incurred. Operating expenses not identifiable to a specific segment but which are incurred in connection with the generation of segment revenues are generally allocated based upon the segment's historical percentage of general and administrative expenses.

The Investment Management and Advisory Services segment revenues include intersegment revenues of $418 million, $404 million and $381 million for the years ended 2001, 2000 and 1999, respectively, which primarily consist of asset-based management fees from the businesses of the U.S. Consumer and Employee Benefits divisions and the Closed Block Business. Management has determined the intersegment fees for the various asset classes with reference to market rates. These fees are eliminated in consolidation.

The financial results of the International Insurance segment reflect the impact of intercompany currency hedging arrangements whereby currency fluctuation exposure within annual reporting periods is assumed within Corporate and Other. As discussed in Note 19, the Company executes forward currency transactions with third parties to

Notes to Consolidated Financial Statements

20. Segment Information (continued)

mitigate the risk of unfavorable changes in currency exchange rates. The financial results of the Other Asset Management segment reflect the impact of intercompany fair value hedging arrangements with Corporate and Other operations associated with the Company's mortgage securitization operations.

Segment results reflect certain reclassifications of historical revenues and expenses to conform to the Company's current presentation. These reclassifications have no impact on "adjusted operating income" of any of the Company's divisions or segments. The most significant reclassification is to revise the treatment of certain transactions between segments, so that all such transactions are eliminated within Corporate and Other results rather than at the division level.

As discussed in Note 4, Capital Markets Restructuring, the Company has exited the lead-managed equity underwriting for corporate issuers and institutional fixed income businesses. Results for these businesses are included in Divested Businesses in the tables that follow. Income from continuing operations before income taxes for these businesses was income of $23 million in 1999, a loss of $620 million in 2000 and a loss of $159 million in 2001. The loss in 2000 includes a restructuring charge of $476 million.

The summary below reconciles adjusted operating income to income from continuing operations before income taxes:

	Year ended December 31, 2001						
		Reconciling Items					
	Adjusted Operating Income	Realized Investment Gains (Losses), Net	Charges Related to Realized Gains (Losses), Net	Sales Practices Remedies and Costs	Divested Business and Related Runoff Operations	Demutualization Costs and Expenses	Income from Continuing Operations Before Income Taxes
				(In Millions)			
Individual Life Insurance	$ 273	$ (45)	$ —	$ —	$ —	$ —	$ 228
Private Client Group	(239)	—	—	—	—	—	(239)
Retail Investments	181	(63)	12	—	—	—	130
Property and Casualty Insurance	95	(4)	—	—	—	—	91
Total U.S. Consumer Division	310	(112)	12	—	—	—	210
Group Insurance	70	(72)	—	—	—	—	(2)
Other Employee Benefits	113	(100)	14	—	—	—	27
Total Employee Benefits Division	183	(172)	14	—	—	—	25
International Insurance	611	(57)	—	—	—	—	554
International Securities and Investments	(88)	—	—	—	—	—	(88)
Total International Division	523	(57)	—	—	—	—	466
Investment Management and Advisory Services	105	(8)	—	—	—	—	97
Other Asset Management	114	—	—	—	—	—	114
Total Asset Management Division	219	(8)	—	—	—	—	211
Corporate and Other	28	187	—	—	(147)	(588)	(520)
Total Financial Services Businesses	1,263	(162)	26	—	(147)	(588)	392
Closed Block Business	436	(543)	(512)	—	—	—	(619)
Total	$1,699	$(705)	$(486)	$ —	$(147)	$ (588)	$(227)

Notes to Consolidated Financial Statements

20. Segment Information (continued)

	Year ended December 31, 2000						
		Reconciling Items					
	Adjusted Operating Income	Realized Investment Gains (Losses), Net	Charges Related to Realized Gains (Losses), Net	Sales Practices Remedies and Costs	Divested Business and Related Runoff Operations	Demutualization Costs and Expenses	Income from Continuing Operations Before Income Taxes
	(In Millions)						
Individual Life Insurance	$ 114	$ (6)	$ —	$ —	$ —	$ —	$ 108
Private Client Group	237	—	—	—	—	—	237
Retail Investments	239	(8)	2	—	—	—	233
Property and Casualty Insurance	150	16	—	—	—	—	166
Total U.S. Consumer Division	740	2	2	—	—	—	744
Group Insurance	158	(2)	—	—	—	—	156
Other Employee Benefits	229	(85)	(31)	—	—	—	113
Total Employee Benefits Division	387	(87)	(31)	—	—	—	269
International Insurance	296	(15)	—	—	—	—	281
International Securities and Investments	26	—	—	—	—	—	26
Total International Division	322	(15)	—	—	—	—	307
Investment Management and Advisory Services	154	1	—	—	—	—	155
Other Asset Management	122	—	—	—	—	—	122
Total Asset Management Division	276	1	—	—	—	—	277
Corporate and Other	(4)	(280)	—	—	(636)	(143)	(1,063)
Total Financial Services Businesses	1,721	(379)	(29)	—	(636)	(143)	534
Closed Block Business	547	91	(445)	—	—	—	193
Total	$2,268	$(288)	$(474)	$ —	$(636)	$(143)	$ 727

Notes to Consolidated Financial Statements

20. Segment Information (continued)

	Year ended December 31, 1999						
		Reconciling Items					
	Adjusted Operating Income	Realized Investment Gains (Losses), Net	Charges Related to Realized Gains (Losses), Net	Sales Practices Remedies and Costs	Divested Business and Related Runoff Operations	Demutualization Costs and Expenses	Income from Continuing Operations Before Income Taxes
	(In Millions)						
Individual Life Insurance	$ 117	$ (23)	$ —	$ —	$ —	$ —	$ 94
Private Client Group	224	—	—	—	—	—	224
Retail Investments	174	5	1	—	—	—	180
Property and Casualty Insurance	152	9	—	—	—	—	161
Total U.S. Consumer Division	667	(9)	1	—	—	—	659
Group Insurance	128	25	(10)	—	—	—	143
Other Employee Benefits	272	203	(133)	—	—	—	342
Total Employee Benefits Division	400	228	(143)	—	—	—	485
International Insurance	218	9	—	—	—	—	227
International Securities and Investments	15	—	—	—	—	—	15
Total International Division	233	9	—	—	—	—	242
Investment Management and Advisory Services	155	1	—	—	—	—	156
Other Asset Management	97	—	—	—	—	—	97
Total Asset Management Division	252	1	—	—	—	—	253
Corporate and Other	137	357	—	(100)	(47)	(75)	272
Total Financial Services Businesses	1,689	586	(142)	(100)	(47)	(75)	1,911
Closed Block Business	316	338	(310)	—	—	—	344
Total	$2,005	$924	$(452)	$(100)	$ (47)	$ (75)	$2,255

Notes to Consolidated Financial Statements

20. Segment Information (continued)

The summary below presents certain financial information for the Company's reportable segments:

	Year ended December 31, 2001						
	Revenues	Net Investment Income	Policyholders' Benefits	Interest Credited to Policyholders' Account Balances	Dividends to Policyholders	Interest Expense	Amortization of Deferred Policy Acquisition Costs
				(In Millions)			
Financial Services Businesses:							
Individual Life Insurance	$ 1,919	$ 391	$ 688	$ 137	$ 11	$ —	$ 232
Private Client Group	2,216	243	—	—	—	—	—
Retail Investments	1,458	443	109	259	1	7	210
Property and Casualty Insurance	2,051	158	1,334	—	—	—	395
Total U.S. Consumer Division	7,644	1,235	2,131	396	12	7	837
Group Insurance	3,248	547	2,490	224	—	(2)	4
Other Employee Benefits	2,664	2,181	913	977	—	13	10
Total Employee Benefits Division	5,912	2,728	3,403	1,201	—	11	14
International Insurance	4,146	450	2,600	72	74	4	163
International Securities and Investments	548	61	—	—	—	—	1
Total International Division	4,694	511	2,600	72	74	4	164
Investment Management and Advisory Services	835	42	—	—	—	15	—
Other Asset Management	437	48	—	—	—	—	—
Total Asset Management Division	1,272	90	—	—	—	15	—
Corporate and Other	103	675	36	1	3	289	(82)
Total	19,625	5,239	8,170	1,670	89	326	933
Items Excluded From Adjusted Operating Income:							
Realized investment gains, net of losses and related charges:							
Realized investment gains (losses), net	(162)	—	—	—	—	—	—
Related Charges:							
Reserves	—	—	(6)	—	—	—	—
Amortization of deferred policy acquisition costs	—	—	—	—	—	—	(20)
Total realized investment gains, net of losses and related charges	(162)	—	(6)	—	—	—	(20)
Divested businesses and related runoff operations	(14)	15	—	—	—	—	—
Total Financial Services Businesses	19,449	5,254	8,164	1,670	89	326	913
Closed Block Business	8,271	3,897	4,588	134	2,121	34	213
Items Excluded From Adjusted Operating Income:							
Realized investment gains, net of losses and related charges:							
Realized investment gains (losses), net	(543)	—	—	—	—	—	—
Related Charges:							
Dividends to policyholders	—	—	—	—	512	—	—
Total realized investment gains, net of losses and related charges	(543)	—	—	—	512	—	—
Total Closed Block Business	7,728	3,897	4,588	134	2,633	34	213
Total per Consolidated Financial Statements	$27,177	$9,151	$12,752	$1,804	$2,722	$ 360	$1,126

Notes to Consolidated Financial Statements

20. Segment Information (continued)

	Year ended December 31, 2000						
	Revenues	Net Investment Income	Policyholders' Benefits	Interest Credited to Policyholders' Account Balances	Dividends to Policyholders	Interest Expense	Amortization of Deferred Policy Acquisition Costs
				(In Millions)			
Financial Services Businesses:							
Individual Life Insurance	$ 1,828	$ 374	$ 628	$ 131	$ 12	$ 10	$ 172
Private Client Group	2,767	299	—	—	—	—	—
Retail Investments	1,631	478	152	264	1	1	212
Property and Casualty Insurance	1,800	193	1,045	—	—	—	365
Total U.S. Consumer Division	8,026	1,344	1,825	395	13	11	749
Group Insurance	2,801	485	2,042	200	—	(1)	1
Other Employee Benefits	2,885	2,332	930	1,024	—	44	22
Total Employee Benefits Division	5,686	2,817	2,972	1,224	—	43	23
International Insurance	1,920	129	1,265	2	1	4	145
International Securities and Investments	704	66	—	—	—	—	1
Total International Division	2,624	195	1,265	2	1	4	146
Investment Management and Advisory Services	874	21	—	—	—	5	—
Other Asset Management	470	31	—	—	—	—	—
Total Asset Management Division	1,344	52	—	—	—	5	—
Corporate and Other	205	816	23	(3)	4	385	(84)
Total	17,885	5,224	6,085	1,618	18	448	834
Items Excluded From Adjusted Operating Income:							
Realized investment gains, net of losses and related charges:							
Realized investment gains (losses), net	(379)	—	—	—	—	—	—
Related Charges:							
Reserves	—	—	36	—	—	—	—
Amortization of deferred policy acquisition costs	—	—	—	—	—	—	(7)
Total realized investment gains, net of losses and related charges	(379)	—	36	—	—	—	(7)
Divested businesses and related runoff operations	269	101	14	—	—	—	—
Total Financial Services Businesses	17,775	5,325	6,135	1,618	18	448	827
Closed Block Business	8,638	4,172	4,505	133	2,261	152	269
Items Excluded From Adjusted Operating Income:							
Realized investment gains, net of losses and related charges:							
Realized investment gains (losses), net	91	—	—	—	—	—	—
Related Charges:							
Dividends to policyholders	—	—	—	—	445	—	—
Total realized investment gains, net of losses and related charges	91	—	—	—	445	—	—
Total Closed Block Business	8,729	4,172	4,505	133	2,706	152	269
Total per Consolidated Financial Statements	$26,504	$9,497	$10,640	$1,751	$2,724	$600	$1,096

Notes to Consolidated Financial Statements

20. Segment Information (continued)

	Year ended December 31, 1999						
	Revenues	Net Investment Income	Policyholders' Benefits	Interest Credited to Policyholders' Account Balances	Dividends to Policyholders	Interest Expense	Amortization of Deferred Policy Acquisition Costs
				(In Millions)			
Financial Services Businesses:							
Individual Life Insurance	$ 1,703	$ 316	$ 507	$ 126	$ 8	$ 4	$ 185
Private Client Group	2,562	269	—	—	—	—	—
Retail Investments	1,551	491	118	271	—	5	230
Property and Casualty Insurance	1,747	197	1,100	—	—	—	350
Total U.S. Consumer Division	7,563	1,273	1,725	397	8	9	765
Group Insurance	2,428	470	1,749	197	—	—	—
Other Employee Benefits	3,014	2,460	997	1,086	—	51	10
Total Employee Benefits Division	5,442	2,930	2,746	1,283	—	51	10
International Insurance	1,522	99	1,031	1	2	—	102
International Securities and Investments	580	54	—	—	—	—	1
Total International Division	2,102	153	1,031	1	2	—	103
Investment Management and Advisory Services	768	3	—	—	—	—	—
Other Asset Management	373	29	—	—	—	—	—
Total Asset Management Division	1,141	32	—	—	—	—	—
Corporate and Other	509	926	80	—	5	420	(32)
Total	16,757	5,314	5,582	1,681	15	480	846
Items Excluded From Adjusted Operating Income:							
Realized investment gains, net of losses and related charges:							
Realized investment gains (losses), net	586	—	—	—	—	—	—
Related Charges:							
Reserves	—	—	147	—	—	—	—
Amortization of deferred policy acquisition costs	—	—	—	—	—	—	(5)
Total realized investment gains, net of losses and related charges	586	—	147	—	—	—	(5)
Divested businesses and related runoff operations	511	142	65	—	—	—	—
Total Financial Services Businesses	17,854	5,456	5,794	1,681	15	480	841
Closed Block Business	8,376	3,911	4,432	130	2,246	71	314
Items Excluded From Adjusted Operating Income:							
Realized investment gains, net of losses and related charges:							
Realized investment gains (losses), net	338	—	—	—	—	—	—
Related Charges:							
Dividends to policyholders	—	—	—	—	310	—	—
Total realized investment gains, net of losses and related charges	338	—	—	—	310	—	—
Total Closed Block Business	8,714	3,911	4,432	130	2,556	71	314
Total per Consolidated Financial Statements	$26,568	$9,367	$10,226	$1,811	$2,571	$551	$1,155

Notes to Consolidated Financial Statements

20. Segment Information (continued)

The summary below presents total assets for the Company's reportable segments at December 31,

	Assets		
	2001	2000	1999
		(In Millions)	
Individual Life Insurance	$ 23,488	$ 22,992	$ 22,040
Private Client Group	19,195	18,426	23,157
Retail Investments	24,225	27,042	28,658
Property and Casualty Insurance	4,323	4,763	4,380
Total U.S. Consumer Division	71,231	73,223	78,235
Group Insurance	17,026	15,891	13,850
Other Employee Benefits	55,741	59,926	60,105
Total Employee Benefits Division	72,767	75,817	73,955
International Insurance	38,239	6,726	5,804
International Securities and Investments	3,162	3,644	3,471
Total International Division	41,401	10,370	9,275
Investment Management and Advisory Services	21,097	20,251	18,174
Other Asset Management	7,260	10,351	7,384
Total Asset Management Division	28,357	30,602	25,558
Corporate and Other	17,549	12,814	29,498
Total Financial Services Businesses	231,305	202,826	216,521
Closed Block Business	61,725	69,927	68,573
Total Assets	$293,030	$272,753	$285,094

21. Commitments and Guarantees, Contingencies and Litigation

Commitments and Guarantees

The following table presents, as of December 31, 2001, the Company's future commitments on short-term and long-term debt and the Units, as more fully described in Notes 11 and 12, and future minimum lease payments under non-cancelable operating leases:

	Short-term and Long-term Debt	Equity Security Units	Operating Leases
		(In Millions)	
2002	$ 5,405	$ —	$ 311
2003	662	—	262
2004	461	—	218
2005	64	—	191
2006	69	690	172
Beyond 2006	4,048	—	761
Total	$10,709	$ 690	$1,915

The Company occupies leased office space in many locations under various long-term leases and has entered into numerous leases covering the long-term use of computers and other equipment. Rental expense incurred for the years ended December 31, 2001, 2000 and 1999 was $520 million, $498 million and $456 million, respectively, excluding expenses relating to the Company's healthcare business.

During the normal course of its business, the Company utilizes financial instruments with off-balance sheet credit risk such as commitments, financial guarantees and letters of credit. Commitments include commitments to

Notes to Consolidated Financial Statements

21. Commitments and Guarantees, Contingencies and Litigation (continued)

purchase and sell mortgage loans, the underfunded portion of commitments to fund investments in private placement securities and unused credit card and home equity lines.

In connection with the Company's consumer banking business, loan commitments for credit cards, home equity lines of credit and other lines of credit include agreements to lend up to specified limits to customers. It is anticipated that commitment amounts will only be partially drawn down based on overall customer usage patterns and, therefore, do not necessarily represent future cash requirements. The Company evaluates each credit decision on such commitments at least annually and has the ability to cancel or suspend such lines at its option. The total available lines of credit card, home equity and other commitments were $1,415 million, of which $569 million remains available at December 31, 2001.

Other commitments primarily include commitments to purchase and sell mortgage loans and the unfunded portion of commitments to fund investments in private placement securities. These mortgage loans and private commitments were $2,029 million, of which $1,083 million remain available at December 31, 2001.

The Company also provides financial guarantees incidental to other transactions and letters of credit that guarantee the performance of customers to third parties. These credit-related financial instruments have off-balance sheet credit risk because only their origination fees, if any, and accruals for probable losses, if any, are recognized until the obligation under the instrument is fulfilled or expires. These instruments can extend for several years, and expirations are not concentrated in any period. The Company seeks to control credit risk associated with these instruments by limiting credit, maintaining collateral where customary and appropriate and performing other monitoring procedures. At December 31, 2001, financial guarantees and letters of credit issued by the Company were $341 million.

Contingencies

On September 19, 2000, the Company sold Gibraltar Casualty Company ("Gibraltar Casualty"), a subsidiary engaged in the commercial property and casualty insurance business, to Everest Re Group, Ltd. ("Everest"). Upon closing of the sale, the Company entered into a stop-loss reinsurance agreement with Everest whereby the Company will reinsure Everest for up to 80% of the first $200 million of any adverse loss development in excess of Gibraltar Casualty's carried reserves as of the closing of the sale. As of December 31, 2001, no liability has been recorded in connection with this agreement.

The Company's property and casualty operations are subject to rate and other laws and regulations covering a range of trade and claim settlement practices. State insurance regulatory authorities have broad discretion in approving an insurer's proposed rates. A significant portion of the Company's automobile insurance is written in the state of New Jersey. Under certain circumstances, New Jersey insurance laws require an insurer to provide a refund or credit to policyholders based upon the profits earned on automobile insurance.

It is possible that the results of operations or the cash flow of the Company in a particular quarterly or annual period could be materially affected as a result of payments in connection with the matters discussed above depending, in part, upon the results of operations or cash flow for such period. Management believes, however, that ultimate payments in connection with these matters should not have a material adverse effect on the Company's financial position.

Litigation

The Company is subject to legal and regulatory actions in the ordinary course of its businesses. Pending legal and regulatory actions include proceedings relating to aspects of our businesses and operations that are specific to the Company and proceedings that are typical of the businesses in which the Company operates, including in both cases businesses that have either been divested or placed in wind-down status. Some of these proceedings have been brought on behalf of various alleged classes of complainants. In certain of these matters, the plaintiffs are seeking large and/or indeterminate amounts, including punitive or exemplary damages.

In particular, the Company has been subject to substantial regulatory actions and civil litigation involving individual life insurance sales practices. In 1996, the Company entered into settlement agreements with relevant insurance regulatory authorities and plaintiffs in the principal life insurance sales practices class action lawsuit covering

Notes to Consolidated Financial Statements

21. Commitments and Guarantees, Contingencies and Litigation (continued)

policyholders of individual permanent life insurance policies issued in the United States from 1982 to 1995. Pursuant to the settlements, the Company agreed to various changes to its sales and business practices controls, to a series of fines, and to provide specific forms of relief to eligible class members. Virtually all claims by class members filed in connection with the settlements have been resolved and virtually all aspects of the remediation program have been satisfied. While the approval of the class action settlement is now final, the Company remains subject to oversight and review by insurance regulators and other regulatory authorities with respect to its sales practices and the conduct of the remediation program. The U.S. District Court has also retained jurisdiction as to all matters relating to the administration, consummation, enforcement and interpretation of the settlements.

As of December 31, 2001, the Company remained a party to approximately 44 individual sales practices actions filed by policyholders who "opted out" of the class action settlement relating to permanent life insurance policies the Company issued in the United States between 1982 and 1995. In addition, there were 19 sales practices actions pending that were filed by policyholders who were members of the class and who failed to "opt out" of the class action settlement. The Company believes that those actions are governed by the class settlement release and expects them to be enjoined and/or dismissed. Additional suits may be filed by class members who "opted out" of the class settlement or who failed to "opt out" but nevertheless seek to proceed against the Company. A number of the plaintiffs in these cases seek large and/or indeterminate amounts, including punitive or exemplary damages. Some of these actions are brought on behalf of multiple plaintiffs. It is possible that substantial punitive damages might be awarded in any of these actions and particularly in an action involving multiple plaintiffs.

The Company believes that its reserves related to sales practices, as of December 31, 2001, are adequate. No incremental provisions were recorded in 2001 or 2000. In 1999, 1998, 1997 and 1996, the Company recorded provisions in its Consolidated Statements of Operations of $100 million, $1,150 million, $2,030 million and $1,125 million, respectively, to provide for estimated remediation costs, and additional sales practices costs including related administrative costs, regulatory fines, penalties and related payments, litigation costs and settlements, including settlements associated with the resolution of claims of deceptive sales practices asserted by policyholders who elected to "opt-out" of the class action settlement and litigate their claims against the Company separately and other fees and expenses associated with the resolution of sales practices issues.

The following table summarizes the Company's charges for the estimated total costs of sales practices remedies and additional sales practices costs and related liability balances as of the dates indicated:

	Year Ended December 31,					
	2001	2000	1999	1998	1997	1996
	(In Millions)					
Liability balance at beginning of period	$253	$891	$3,058	$2,553	$ 963	$ —
Charges to expense						
Remedy costs	—	(54)	(99)	510	1,640	410
Additional sales practices costs	—	54	199	640	390	715
Total charges to expense	—	—	100	1,150	2,030	1,125
Amounts paid or credited						
Remedy costs	71	448	1,708	147	—	—
Additional sales practices costs	130	190	559	498	440	162
Total amounts paid or credited	201	638	2,267	645	440	162
Liability balance at end of period	$ 52	$253	$ 891	$3,058	$2,553	$ 963

In 1996, the Company recorded in its Consolidated Statement of Operations the cost of $410 million before taxes as a guaranteed minimum remediation expense pursuant to the settlement agreement. Management had no better information available at that time upon which to make a reasonable estimate of the losses associated with the settlement. Charges were also recorded in 1996 for estimated additional sales practices costs totaling $715 million before taxes.

In 1997, management increased the estimated liability for the cost of remedying policyholder claims by $1,640 million before taxes. This increase was based on additional information derived from claim sampling techniques, the

Notes to Consolidated Financial Statements

21. Commitments and Guarantees, Contingencies and Litigation (continued)

terms of the settlement and the number of claim forms received. The Company also recorded additional charges of $390 million before taxes to recognize the increase in estimated total additional sales practices costs.

In 1998, the Company recorded an additional charge of $510 million before taxes to recognize the increase of the estimated total cost of remedying policyholder claims to a total of $2,560 million before taxes. This increase was based on (1) estimates derived from an analysis of claims actually remedied (including interest); (2) a sample of claims still to be remedied; (3) an estimate of additional liabilities associated with a claimant's right to "appeal" the Company's decision; and (4) an estimate of an additional liability associated with the results of an investigation by a court-appointed independent expert regarding the impact of the Company's failure to properly implement procedures to preserve all documents relevant to the class action and remediation program. The Company also recorded additional charges of $640 million before taxes to recognize the increase in estimated total additional sales practices costs.

In 1999, the Company recorded an increase of $199 million of the estimate of total additional sales practices costs. This increase was partially offset by a $99 million release of the previously recorded liability relative to remedy costs reflecting a decrease in the estimate of the total costs of remedying policyholder claims.

In 2000, the Company recorded an increase of $54 million of the estimate of total additional sales practices costs. This increase was offset by a $54 million release of the previously recorded liability relative to remedy costs reflecting a decrease in the estimate of the total costs of remedying policyholder claims.

In addition, the Company retained all liabilities for the litigation associated with its discontinued healthcare business that existed at the date of closing with Aetna (August 6, 1999), or commenced within two years of that date, with respect to claims relating to events that occurred prior to the closing date. This litigation includes purported class actions and individual suits involving various issues, including payment of claims, denial of benefits, vicarious liability for malpractice claims, and contract disputes with provider groups and former policyholders. Some of the purported class actions challenge practices of the Company's former managed care operations and assert nationwide classes. On October 23, 2000, by Order of the Judicial Panel on Multi-district Litigation, a number of these class actions were consolidated for pre-trial purposes, along with lawsuits pending against other managed health care companies, in the United States District Court for the Southern District of Florida in a consolidated proceeding captioned *In Re Managed Care Litigation*. Some of these class actions allege, among other things, misrepresentation of the level of services and quality of care, failure to disclose financial incentive agreements with physicians, interference with the physician-patient relationship, breach of contract and fiduciary duty, violations of ERISA, violations of and conspiracy to violate RICO, deprivation of plaintiffs' rights to the delivery of honest medical services and industry-wide conspiracy to defraud physicians by failing to pay under provider agreements and by unlawfully coercing providers to enter into agreements with unfair and unreasonable terms. The remedies sought include unspecified damages, restitution, disgorgement of profits, treble damages, punitive damages and injunctive relief. Motions to dismiss certain of the amended complaints and plaintiff's motions to certify nationwide classes in the consolidated proceedings are pending. In one of the consolidated actions the court granted our motion to dismiss, in part.

A joint venture in which an affiliate of Prudential Securities Group Inc. is a participant brought an arbitration claim against Kyocera Corporation alleging, among other things, claims of breach of contract relating to the manufacture and distribution of computer disk drives. The arbitration panel decided in favor of the claimants. The Company's share of damages, with interest, would exceed $250 million. A federal district court in the Northern District of California has confirmed the award and entered judgment in favor of the claimants. Kyocera Corporation has appealed the decision to the United States Court of Appeals for the Ninth Circuit. As with any litigation, the outcome remains uncertain until all appeals have been concluded or the time to appeal has expired and, accordingly, the Company has not included the award in its results of operations.

The Company's litigation is subject to many uncertainties, and given the complexity and scope, the outcomes cannot be predicted. It is possible that the results of operations or the cash flow of the Company in a particular quarterly or annual period could be materially affected by an ultimate unfavorable resolution of pending litigation and regulatory matters depending, in part, upon the results of operations or cash flow for such period. Management believes,

Notes to Consolidated Financial Statements

21. Commitments and Guarantees, Contingencies and Litigation (continued)

however, that the ultimate outcome of all pending litigation and regulatory matters, after consideration of applicable reserves, should not have a material adverse effect on the Company's financial position.

22. Quarterly Results of Operations (Unaudited)

The unaudited quarterly results of operations for the years ended December 31, 2001 and 2000 are summarized in the table below:

	For The Three Months Ended			
	March 31	June 30	September 30	December 31
	(In Millions, Except Per Share Amounts)			
2001				
Total revenues	$6,747	$7,168	$6,356	$6,906
Total benefits and expenses	6,024	7,012	6,853	7,515
Income (loss) from continuing operations before income taxes	723	156	(497)	(609)(a)
Net income (loss)	437	195	(280)	(506)(a)
Basic and diluted earnings per share — Common Stock				$ 0.07 (b)
Basic and diluted earnings per share — Class B Stock				$ 1.50 (b)
2000				
Total revenues	$6,838	$6,730	$6,311	$6,625
Total benefits and expenses	6,146	6,273	6,115	7,243
Income (loss) from continuing operations before income taxes	692	457	196	(618)
Net income (loss)	376	223	67	(268)

(a) Income from continuing operations and net income after the date of demutualization is $41 million.

(b) Earnings per share data reflects earnings for the period commencing with the date of demutualization only.

Supplemental Combining Statement of Financial Position

December 31, 2001 (in Millions)

	Financial Services Businesses	Closed Block Business	Consolidated
ASSETS			
Fixed maturities:			
Available for sale, at fair value	$ 68,880	$41,062	$109,942
Held to maturity, at amortized cost	374	—	374
Trading account assets, at fair value	5,043	—	5,043
Equity securities, available for sale, at fair value	1,688	584	2,272
Commercial loans	13,624	6,105	19,729
Policy loans	2,812	5,758	8,570
Securities purchased under agreements to resell	4,421	—	4,421
Cash collateral for borrowed securities	5,210	—	5,210
Other long-term investments	4,336	1,082	5,418
Short-term investments	2,972	1,883	4,855
Total investments	109,360	56,474	165,834
Cash and cash equivalents	16,900	1,636	18,536
Accrued investment income	1,059	769	1,828
Broker-dealer related receivables	7,802	—	7,802
Deferred policy acquisition costs	5,538	1,330	6,868
Other assets	13,488	1,516	15,004
Separate account assets	77,158	—	77,158
TOTAL ASSETS	$231,305	$61,725	$293,030
LIABILITIES AND ATTRIBUTED EQUITY			
LIABILITIES			
Future policy benefits	$ 39,752	$47,239	$ 86,991
Policyholders' account balances	37,944	5,389	43,333
Unpaid claims and claim adjustment expenses	3,408	—	3,408
Policyholders' dividends	925	1,171	2,096
Securities sold under agreements to repurchase	9,280	3,105	12,385
Cash collateral for loaned securities	7,650	1,777	9,427
Income taxes payable	1,085	247	1,332
Broker-dealer related payables	6,445	—	6,445
Securities sold but not yet purchased	2,791	—	2,791
Short-term debt	5,405	—	5,405
Long-term debt	3,554	1,750	5,304
Other liabilities	15,572	240	15,812
Separate account liabilities	77,158	—	77,158
Total liabilities	210,969	60,918	271,887
Guaranteed minority interest in Trust holding solely debentures of Parent	690	—	690
COMMITMENTS AND CONTINGENCIES			
ATTRIBUTED EQUITY			
Accumulated other comprehensive income	563	381	944
Other attributed equity	19,083	426	19,509
Total attributed equity	19,646	807	20,453
TOTAL LIABILITIES AND ATTRIBUTED EQUITY	$231,305	$61,725	$293,030

See Notes to Supplemental Combining Financial Information

Supplemental Combining Statement of Operations

Year Ended December 31, 2001 (in Millions, Except Per Share Amounts)

	Financial Services Businesses	Closed Block Business	Consolidated
REVENUES			
Premiums	$ 8,227	$ 4,250	$12,477
Policy charges and fee income	1,803	—	1,803
Net investment income	5,239	3,897	9,136
Commissions and other income	4,356	124	4,480
Total revenues	19,625	8,271	27,896
BENEFITS AND EXPENSES			
Policyholders' benefits	8,170	4,588	12,758
Interest credited to policyholders' account balances	1,670	134	1,804
Dividends to policyholders	89	2,121	2,210
General and administrative expenses	8,433	992	9,425
Total benefits and expenses	18,362	7,835	26,197
ADJUSTED OPERATING INCOME	1,263	436	1,699
Items excluded from adjusted operating income			
Realized investment gains (losses), net, and related charges:			
Realized investment gains (losses), net	(162)	(543)	(705)
Related charges	26	(512)	(486)
Total realized investment gains (losses), net, and related charges	(136)	(1,055)	(1,191)
Divested businesses	(147)	—	(147)
Demutualization costs and expenses	(588)	—	(588)
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	392	(619)	(227)
Total income tax expense (benefit)	106	(163)	(57)
INCOME (LOSS) FROM CONTINUING OPERATIONS	286	(456)	(170)
DISCONTINUED OPERATIONS			
Gain on disposal of healthcare operations, net of taxes	16	—	16
NET INCOME (LOSS)	$ 302	$ (456)	$ (154)

	For the period December 18 through December 31, 2001		
NET INCOME AFTER DATE OF DEMUTUALIZATION	$ 38	$ 3	$ 41
EARNINGS PER SHARE AFTER DATE OF DEMUTUALIZATION			
Financial Services Businesses			
Net income per share of Common Stock — basic and diluted	$ 0.07		$ 0.07
Closed Block Business			
Net income per share of Class B Stock — basic and diluted		$ 1.50	$ 1.50

See Notes to Supplemental Combining Financial Information

Notes to Supplemental Combining Financial Information

1. Basis of Presentation

The supplemental combining financial information presents the consolidated financial position and results of operations for Prudential Financial, Inc. and its subsidiaries (the "Company") separately reporting the Financial Services Businesses and the Closed Block Business. The Financial Services Businesses and the Closed Block Business are both fully integrated operations of the Company and are not separate legal entities. The supplemental combining financial information presents the results of the Financial Services Businesses and the Closed Block Business as if they were separate reporting entities and is provided as supplemental information to the consolidated financial statements of the Company. This information should be read in conjunction with the consolidated financial statements of the Company.

The Closed Block Business was established on the date of demutualization and includes the assets and liabilities of the Closed Block (see Note 9 to the consolidated financial statements for a description of the Closed Block). It also includes assets held outside the Closed Block necessary to meet insurance regulatory capital requirements related to products included within the Closed Block; deferred policy acquisition costs related to the Closed Block policies; the principal amount of the IHC debt (as discussed in Note 11) and related unamortized debt issuance costs and an interest rate swap related to the IHC debt; and certain other related assets and liabilities. For the period prior to the date of demutualization, the results of the Closed Block Business are those of the Traditional Participating Products segment, which historically sold primarily participating insurance and annuity products that the Company ceased offering in connection with demutualization. A minor portion of the Traditional Participating Products segment historically consisted of other traditional insurance products that are now included in the Financial Services Businesses and not in the Closed Block Business. The Financial Services Businesses consist of the U.S. Consumer, Employee Benefits, International and Asset Management divisions and Corporate and Other operations.

In managing its business, the Company analyzes the operating performance of the Financial Services Businesses and individual segments within the Financial Services Businesses, as well as the Closed Block Business, using "adjusted operating income," which is a non-GAAP measure. In periods subsequent to the date of demutualization, the measure of earnings used by management to evaluate the results of the Closed Block Business will not include any adjustments to reflect results on an "adjusted operating income" basis. "Adjusted operating income" is calculated by adjusting income from continuing operations before income taxes to exclude certain items. The items excluded are realized investment gains, net of losses and related charges; demutualization costs and expenses; and the gains, losses and contribution to income/loss of divested businesses and related runoff operations which have been sold but do not qualify for "discontinued operations" treatment under GAAP. Businesses that the Company has placed in wind-down status but are not divested remain in "adjusted operating income." For a complete description of the items excluded from income from continuing operations for determination of "adjusted operating income," see Note 20 to the consolidated financial statements.

2. Demutualization and Recapitalization

On the date of demutualization, the Company issued two classes of common stock. The Common Stock reflects the performance of the Financial Services Businesses while the Class B Stock reflects the performance of the Closed Block Business. Upon the establishment of the Closed Block Business, $5.6 billion of net assets previously associated with the Traditional Participating Products segment were transferred to the Financial Services Businesses. Concurrent with the demutualization, Prudential Holdings, LLC, a wholly owned subsidiary of Prudential Financial, Inc., issued $1.75 billion in senior secured notes (the "IHC debt"), of which net proceeds of $1.66 billion were allocated to the Financial Services Businesses. The IHC debt is serviced by the cash flows of the Closed Block Business and the results of the Closed Block Business reflect interest expenses associated with the IHC debt.

3. Allocation of Results

This supplemental combining financial information reflects the assets, liabilities, revenues and expenses directly attributable to the Financial Services Businesses and the Closed Block Business, as well as allocations deemed reasonable by management in order to fairly present the financial position and results of operations of each business on a stand alone basis. While management considers the allocations utilized to be reasonable, management has the

Notes to Supplemental Combining Financial Information

3. Allocation of Results (continued)

discretion to make operational and financial decisions which may affect the allocation methods and resulting assets, liabilities, revenues and expenses of each business. In addition, management has discretion over accounting policies and the appropriate allocation of earnings between the two businesses. The Company has agreements which provide that, in most instances, the Company may not change the allocation methodology or accounting policies for the allocation of earnings between the Financial Services Businesses and Closed Block Business without the prior consent of the Class B Stock investors or IHC debt bond insurer.

General corporate overhead not directly attributable to a specific business but which has been incurred in connection with the generation of the businesses revenues is generally allocated based on each businesses' historical general and administrative expenses as a percentage of the total for the Company.

Income taxes are allocated between the Financial Services Businesses and the Closed Block Business as if they were separate companies based on the taxable income or losses and other tax characterizations of each business. If a business generates benefits, such as net operating losses, it is entitled to record such tax benefits to the extent they are expected to be utilized on a consolidated basis.

4. Stockholders' Equity

The declaration and payment of dividends on the Common Stock depends primarily upon the financial condition, results of operations, cash requirements, future prospects and other factors relating to the Financial Services Businesses. Dividends declared and paid on the Common Stock do not depend upon and are not affected by the financial performance of the Closed Block Business, unless the Closed Block Business is in financial distress. Dividends declared and paid on the Common Stock are not affected by decisions with respect to dividend payments on the Class B Stock except as indicated in the following paragraph. Furthermore, dividends on the Common Stock are limited to both the amount that is legally available for payment under New Jersey corporate law if the Financial Services Businesses were treated as a separate corporation thereunder and the amount that is legally available for payment under New Jersey corporate law on a consolidated basis after taking into account dividends on the Class B Stock.

The declaration and payment of dividends on the Class B Stock depends upon the financial performance of the Closed Block Business and, as the Closed Block matures, the holders of the Class B Stock will receive the surplus of the Closed Block Business no longer required to support the Closed Block for regulatory purposes. Dividends on the Class B Stock are payable in an aggregate amount per year at least equal to the lesser of (1) a Target Dividend Amount of $19.25 million or (2) the CB Distributable Cash Flow for such year, which is a measure of the net cash flows of the Closed Block Business. Notwithstanding this formula, as with any common stock, Prudential Financial will retain the flexibility to suspend dividends on the Class B Stock; however, if CB Distributable Cash Flow exists and Prudential Financial chooses not to pay dividends on the Class B Stock in an aggregate amount at least equal to the lesser of the CB Distributable Cash Flow or the Target Dividend Amount for that period, then cash dividends cannot be paid on the Common Stock with respect to such period.

Holders of Common Stock have no interest in a legal entity representing the Financial Services Businesses and holders of the Class B Stock have no interest in a legal entity representing the Closed Block Business and holders of each class of common stock are subject to all of the risks associated with an investment in the Company.

In the event of a liquidation, dissolution or winding-up of the Company, holders of Common Stock and holders of Class B Stock would be entitled to receive a proportionate share of the net assets of the Company that remain after paying all liabilities and the liquidation preferences of any preferred stock.

5. Contingencies

The Financial Services Businesses will bear any expenses and liabilities from litigation affecting the Closed Block policies as well as the consequences of certain adverse tax determinations. In addition, in the year ended December

Notes to Supplemental Combining Financial Information

5. Contingencies (continued)

31, 2001 during the period prior to demutualization, a reserve of $144 million was recorded in the Traditional Participating Products segment for death and other benefits and related expenses due with respect to policies for which the Company has not received a death claim but where death has occurred. Upon demutualization, $134 million of this reserve became a liability of the Financial Services Businesses and any subsequent changes in this reserve will be included in the results of the Financial Services Businesses.

6. Earnings Per Share

The Company has outstanding two separate classes of common stock. The Common Stock reflects the performance of the Financial Services Businesses, while the Class B Stock reflects the performance of the Closed Block Business. Accordingly, earnings per share is calculated separately for each of these two classes of common stock. Earnings per share amounts are based on the earnings available to common stockholders for the period subsequent to the date of demutualization.

Net income for the Financial Services Businesses and the Closed Block Business is determined in accordance with GAAP and includes general and administrative expenses charged to each of the respective businesses based on the Company's methodology for the allocation of such expenses. The net income of each business is modified for cash flows between the Financial Services Businesses and the Closed Block Business related to administrative expenses, which are determined by a policy servicing fee arrangement that is based upon insurance in force and statutory cash premiums. To the extent actual administrative expenses vary from these cash flow amounts, the differences will be recorded, on an after tax basis, as direct equity adjustments to the respective equity balances of each business. The direct equity adjustments are used to adjust net income to determine the earnings available to each of the classes of common stockholders for earnings per share purposes.

Market for Common Equity and Related Stockholder Matters

General

Prudential Financial has outstanding two separate classes of common stock. The Common Stock, which reflects the performance of our Financial Services Businesses, was issued to eligible policyholders in Prudential Insurance's demutualization (457.1 million shares) and sold to investors in Prudential Financial's initial public offering (126.5 million shares). The Common Stock began trading on the New York Stock Exchange under the symbol "PRU" on December 13, 2001. The Class B Stock, which reflects the performance of the Closed Block Business, was issued (2.0 million shares) to institutional investors (two subsidiaries of American International Group, Inc. and Pacific Life Corp.) in a private placement pursuant to Section 4(2) of the Securities Act of 1933 on the date of demutualization. There is no established public trading market for the Class B Stock.

The high and low closing prices for the Common Stock on the New York Stock Exchange during the period from December 13, 2001 through December 31, 2001 were $33.19 and $29.30. On March 21, 2002, there were 4,675,234 registered holders of record for the Common Stock and 584.3 million shares outstanding, and the closing price of the Common Stock on the New York Stock Exchange was $31.25. On March 21, 2002, there were 3 holders of record for the Class B Stock and 2.0 million shares outstanding.

In addition, on the date of demutualization, Prudential Financial issued 13.8 million 6.75% equity security units (the "Units"). Each Unit has a stated amount of $50 and initially consists of a contract requiring the holder to purchase, for $50, shares of Prudential Financial's Common Stock on November 15, 2004, and a redeemable capital security of Prudential Financial Capital Trust I, a statutory business trust that is consolidated in our financial statements, with a stated liquidation amount of $50.

There were no dividends declared or paid on either of the classes of common stock during the period from the date of demutualization through December 31, 2001. Future dividend decisions will be based on, and affected by, a number of factors including the impact of regulatory restrictions and the financial performance of the Financial Services Businesses and Closed Block Business for the Common Stock and Class B Stock, respectively. For a discussion of dividends and related regulatory restrictions, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" and Note 13 to the Consolidated Financial Statements included in this Annual Report.

Prudential Financial's Board of Directors currently intends to declare dividends on the Common Stock, payable once annually, and expects that the first annual dividend will be $0.30 per share, which will be declared in the fourth quarter of 2002. The declaration of dividends is subject to the discretion of Prudential Financial's Board of Directors and will depend on our financial condition, results of operations, cash requirements, future prospects, regulatory restrictions on the payment of dividends by Prudential Financial subsidiaries and such other factors as the Board of Directors may deem relevant. Dividends payable by Prudential Financial are limited to the amount that would be legally available for payment under New Jersey corporate law.

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Forward-Looking Statements

Certain of the statements included in this Annual Report constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Words such as "expects," "believes," "anticipates," "includes," "plans," "assumes," "estimates," "projects," "intends" or variations of such words are generally part of forward-looking statements. Forward-looking statements are made based on management's current expectations and beliefs concerning future developments and their potential effects upon Prudential Financial, Inc. and its subsidiaries. There can be no assurance that future developments affecting Prudential Financial, Inc. and its subsidiaries will be those anticipated by management. These forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and there are certain important factors that could cause actual results to differ, possibly materially, from expectations or estimates reflected in such forward-looking statements, including without limitation: general economic, market and political conditions, including the performance of financial markets, interest rate fluctuations and the continuing impact of the events of September 11, 2001; volatility in the securities markets; reestimates of our reserves for future policy benefits and claims; changes in our assumptions related to deferred policy acquisition costs; our exposure to contingent liabilities; catastrophe losses; investment losses and defaults; changes in our claims-paying or credit ratings; competition in our product lines and for personnel; fluctuations in foreign currency exchange rates and foreign securities markets; risks to our international operations; the impact of changing regulation or accounting practices; Prudential Financial, Inc.'s primary reliance, as a holding company, on dividends from its subsidiaries to meet debt payment obligations and the applicable regulatory restrictions on the ability of the subsidiaries to pay such dividends; adverse litigation results; and changes in tax law. Prudential Financial, Inc. does not intend, and is under no obligation, to update any particular forward-looking statement included in this Annual Report.

Shareholder Information

Stock Exchange Listing
The Common Stock of Prudential Financial, Inc. is traded on the New York Stock Exchange under the symbol 'PRU.'

Account Information
EquiServe Trust Company, N.A., is the transfer agent for Prudential Financial, Inc. They can assist registered shareholders with a variety of shareholder-related services, including:
- Change of address
- Transfer of stock
- Other account services

Contact Information
As a registered shareholder, you may access your account online or send an e-mail by visiting prudential.equiserve.com or contacting EquiServe:

By Phone:
800-305-9404 (U.S.) Stock and General Information
732-512-3782 (Outside U.S.)
800-619-2837 (TDY/TDD # hearing-impaired)
Customer Service Representatives are available Monday–Friday from 8 a.m. until 7 p.m.(EST). An Interactive Voice Response System is available 24 hours a day, 7 days a week.

In Writing:
EquiServe Trust Company, N.A.
P.O. Box 43033, Providence, RI 02940-3033

Annual Meeting
Prudential Financial's shareholders are invited to attend our annual meeting which will be held on June 11, 2002, beginning at 2 p.m. at the Meadowlands Exposition Center in Secaucus, NJ. Additional information is available in the proxy statement.

Financial Information
You can contact Prudential Financial's Corporate Information Service at 877-998-7625 at any time to obtain or listen to financial results or press releases or to hear answers to frequently asked questions. **In addition, you may request a copy of our Annual Report on Form 10-K which we will send to you without charge.** You may also access financial information and press releases online at www.prudential.com.

Website Information
Visit the Prudential website at **www.prudential.com** for information on products and services.

Investor Relations
Institutional investors, analysts and other members of the professional financial community can contact our Investor Relations department via e-mail at **investor.relations@prudential.com**, or visit the Investor Relations web pages at www.prudential.com.

Corporate Office Address
Prudential Financial, Inc.
751 Broad Street, Newark, NJ 07102
800-346-3778 or 973-802-6000


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